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                                                              File No. 001-14789

================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------


                                 AMENDMENT NO. 2
                                       TO
                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                           --------------------------



                                   GENTEK INC.

             (Exact name of registrant as specified in its charter)


                         Delaware                                                 02-0505547
(State or other jurisdiction of incorporation or organization)      (I.R.S. Employer Identification No.)

                         Liberty Lane                                               03842
                    Hampton, New Hampshire                                        (Zip Code)
           (Address of principal executive offices)

       Registrant's telephone number, including area code: (603) 929-2264

Securities to be registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class                  Name of each exchange on which
to be so registered                  each class is to be registered
------------------------------       -------------------------------------------

Common Stock,                        New York Stock Exchange
par value $.01 per share

Securities to be registered pursuant to Section 12(g) of the Act:  None.


================================================================================





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

                                EXPLANATORY NOTE

           This Registration Statement on Form 10 has been prepared on a prospective basis on the assumption that, among other things, the Spinoff (as hereinafter defined) and the related transactions contemplated to occur prior to or contemporaneously with the Spinoff will be consummated as contemplated by the Information Statement which is a part of this Registration Statement. There can be no assurance, however, that any or all of such transactions will occur or will occur as so contemplated. Any significant modifications or variations in the transactions contemplated will be reflected in an amendment or supplement to this Registration Statement.

                                       2





                                 CROSS-REFERENCE

                                   GENTEK INC.

                  INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE

               CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

ITEM 1. BUSINESS.

           The information required by this item is contained under the section entitled "The GenTek Business" in the Information Statement included herein as Annex I (the "Information Statement").

ITEM 2. FINANCIAL INFORMATION.

           The information required by this item is contained under the sections entitled "Selected Financial Data" and "The GenTek Business: Management's
Discussion and Analysis of Financial Condition and Results of Operations" in the Information Statement.

ITEM 3. PROPERTIES.

           The information required by this item is contained under the section entitled "The GenTek Business--Properties" in the Information Statement.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

           The information required by this item is contained under the section entitled "Beneficial Ownership of GenTek and General Chemical Group Common
Stock" in the Information Statement.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS.

           The information required by this item is contained under the section entitled "The GenTek Business: Management" in the Information Statement.

ITEM 6. EXECUTIVE COMPENSATION.

           The information required by this item is contained under the section entitled "The GenTek Business: Compensation of Directors and Executive Officers" in the Information Statement.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

           The information required by this item is contained under the sections entitled "Certain Relationships and Affiliate Transactions," "Arrangements
Between GenTek and New GCG Relating to

                                       3





the Spinoff" and "Risk Factors--Control by and Relationship with Principal
Stockholder; Potential Conflicts of Interest" in the Information Statement.

ITEM 8. LEGAL PROCEEDINGS.

           The information required by this item is contained under the sections entitled "The GenTek Business--Environmental Matters" and "The GenTek
Business--Legal Proceedings" in the Information Statement.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
        RELATED STOCKHOLDER MATTERS.

           The information required by this item is contained under the sections entitled "Summary--Questions and Answers about the Spinoff, GenTek and New
GCG," "The Spinoff," "Risk Factors--Absence of a Trading Market; Possible
Volatility of Stock Price" and "Certain Provisions of Certificate of
Incorporation and Bylaws of GenTek--Dividends" in the Information Statement.

           Based upon the number of record holders of Common Stock of The
General Chemical Group Inc. ("General Chemical Group") as of March 15, 1999, and the distribution ratio of one share of Common Stock of GenTek Inc. for every share of Common Stock of General Chemical Group, GenTek Inc. expects that the number of record holders of Common Stock of GenTek Inc. will be 173 at the time of such distribution of Common Stock of GenTek Inc.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES.

           On January 25, 1999, as part of its original incorporation, GenTek
Inc. issued 1,000 shares of its Common Stock for a total consideration of $10 to New Hampshire Oak, Inc. ("New Hampshire Oak"), a wholly owned subsidiary of
General Chemical Group. New Hampshire Oak is and will be the sole shareholder of GenTek Inc. until the Spinoff, as described in the section entitled "The
Spinoff" in the Information Statement. Before the Spinoff, GenTek Inc. will issue to New Hampshire Oak additional shares of its Common Stock and will issue shares of its Class B Common Stock, par value $.01 per share, such that the number of issued and outstanding shares of Common Stock and Class B Common Stock of GenTek Inc. will be the same as the number of shares of common stock and Class B common stock of General Chemical Group then issued and outstanding. New
Hampshire Oak will then immediately distribute all such shares of GenTek Inc. to General Chemical Group. Subsequent to the Spinoff, neither New Hampshire Oak nor
General Chemical Group will hold any securities of GenTek Inc.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

           The information required by this item is contained under the sections entitled "Description of Capital Stock of GenTek" and "Certain Provisions of
Certificate of Incorporation and Bylaws of GenTek" in the Information Statement.
Reference is also made to the Certificate of Incorporation and Bylaws of GenTek
Inc. which are set forth as Exhibits 3.01 and 3.02 hereto.

                                       4





ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           The information required by this item is contained under the section entitled "Certain Provisions of Certificate of Incorporation and Bylaws of GenTek--Indemnification and Limitation of Liability" in the Information
Statement. In addition, GenTek Inc. intends to obtain, procure and maintain directors' and officers' liability insurance coverage generally consistent with prevailing corporate practices.

ITEM 13. FINANCIAL STATEMENTS AND OTHER SUPPLEMENTARY DATA.

           The information required by this item is contained under the section entitled "GenTek Pro Forma Financial Statements" and in the "F-pages" in the Information Statement. In addition, historical financial statements of Noma
Industries Limited, a Canadian company recently acquired by General Chemical
Group which will be a subsidiary of GenTek Inc., are contained in Annex B to the Information Statement. Also, Annex II hereto, which follows the Information
Statement, contains the Schedule II for valuation and qualifying accounts.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
         FINANCIAL DISCLOSURE.

           None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

           (a)  Financial Statements.

           The information required by this item is contained in the "Index to Consolidated Financial Statements" on page F-1 of the Information Statement.
This Form 10 also includes the following financial statements: (i) GenTek Pro
Forma Financial Statements, which are contained in the Information Statement;
and (ii) the Consolidated Balance Sheets of Noma Industries Limited at December
31, 1998 and 1997, and the Consolidated Statements of Operations of Noma
Industries Limited for the three years ended December 31, 1998, which are contained in Annex B to the Information Statement.

           In addition, Annex II hereto, which follows the Information
Statement, contains the Schedule II for valuation and qualifying accounts.

                                       5



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

           (b)  Exhibits.

           The following documents are filed as exhibits hereto:



Exhibit
No.         Description
---         -----------
2.01       Separation Agreement among The General Chemical Group
           Inc., GenTek Inc., General Chemical Industrial Products Inc.              Filed herewith
           and General Chemical Corporation........................................  electronically
3.01       Amended and Restated Certificate of Incorporation of                      Filed herewith
           GenTek Inc..............................................................  electronically

3.02       Amended and Restated Bylaws of GenTek Inc...............................  Filed herewith electronically
10.01      GenTek Inc. Restricted Unit Plan for Non-Employee Directors.............  Filed herewith electronically
10.02      GenTek Inc. Retirement Plan for Non-Employee Directors..................  Filed herewith electronically
10.03      GenTek Inc. Performance Plan............................................  Filed herewith electronically
10.04      GenTek Inc. Long-Term Incentive Plan....................................  Filed herewith electronically
10.05      Employee Benefits Agreement among The General Chemical Group
           Inc., General Chemical Industrial Products Inc., GenTek Inc. and          Filed herewith
           General Chemical Corporation............................................  electronically

10.06      Tax Sharing Agreement between GenTek Inc. and The General                 Filed herewith
           Chemical Group Inc......................................................  electronically

10.07      Intellectual Property Agreement among General Chemical
           Corporation, The General Chemical Group Inc., GenTek Inc.                 Filed herewith
           and General Chemical Industrial Products Inc............................  electronically

10.08      Management Agreement between GenTek Inc. and Latona                       Filed herewith
           Associates Inc..........................................................  electronically

10.09      Registration Rights Agreement between Paul M. Montrone and
           the General Chemical Group Inc., as assumed by GenTek Inc.                Filed herewith
           with respect to Common Stock of GenTek Inc..............................  electronically

21.01      Subsidiaries of GenTek Inc..............................................  Filed herewith electronically
27.01      Financial Data Schedule.................................................  Filed herewith electronically

                                   SIGNATURES

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      GENTEK INC.

April 8, 1999                    By:  /s/ Todd M. DuChene
                                     -------------------------------------------
                                      Name: Todd M. DuChene
                                      Title: Vice President and Secretary

                                                                         ANNEX I

THE INFORMATION CONTAINED IN THIS INFORMATION STATEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO GENTEK INC.'S COMMON STOCK HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES WILL NOT BE ISSUED BEFORE THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS INFORMATION STATEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THESE SECURITIES.

                                     [Logo]

                         THE GENERAL CHEMICAL GROUP INC.

                                                                  April __, 1999

Fellow Shareholders:

           In January 1999, the Board of Directors of The General Chemical Group Inc. announced that it intends to separate the company's manufacturing and performance products segments from its industrial chemicals segment through a Spinoff. The Board of Directors has concluded that shareholders can better maximize the value of their investments if these two businesses are separated. The Spinoff will give you a direct investment in two leaders in their respective industries and is a major step in repositioning our businesses to enhance their value to shareholders.

           The General Chemical Group Inc. believes that its businesses are facing divergent industry trends, which are expected to continue. The Spinoff will enhance the businesses' access to the capital markets and enable the management of each business to focus its attention and its company's resources on the company's core business while pursuing the strategy that best suits that business.

           Following the Spinoff, GenTek Inc. (NYSE: GK) will operate the manufacturing and performance products segments, and The General Chemical Group Inc. (NYSE: GCG) will continue to operate the industrial chemicals segment. GenTek Inc. will focus on increasing shareholder value through a combination of value-enhancing acquisitions and internal growth. The General Chemical Group Inc. will attempt to increase profitability by improving operating efficiency and capitalizing on the expected recovery in the Asian and Latin American economies, while also seeking selective strategic growth opportunities.

           We are enthusiastic about the Spinoff and the separate public status of GenTek and The General Chemical Group Inc. This Information Statement contains details on our businesses and the Spinoff. If you have questions, however, please feel free to contact The General Chemical Group Inc. Shareholder Services at 1-800-443-6474 (toll-free).

                                                        Best regards,

                                                        Paul M. Montrone
                                                        Chairman of the Board

                        The General Chemical Group Inc.'s

                                   Spinoff of

                                   GenTek Inc.

                                     [Logo]

                       THROUGH A 100% COMMON STOCK SPINOFF

Dear Shareholders:

           The Board of Directors of The General Chemical Group Inc. ("General Chemical Group") has determined to separate the company's manufacturing and performance products segments (the "GenTek Business") from its industrial chemicals segment (the "Industrial Chemicals Business") through a Spinoff. General Chemical Group will accomplish the Spinoff by transferring the GenTek Business to its subsidiary, GenTek Inc. ("GenTek"), and distributing the Common Stock of GenTek to General Chemical Group shareholders. General Chemical Group will continue to operate the Industrial Chemicals Business. Following the Spinoff, GenTek will operate the GenTek Business as a new independent public company. We are pleased to announce that the Spinoff will occur on or about April 30, 1999.

           The record date for the Spinoff is April 16, 1999. If you own Common Stock of General Chemical Group as of the close of business on the record date, you will receive one share of GenTek Common Stock for every share of Common Stock of General Chemical Group that you own at that time. General Chemical Group intends to distribute shares of GenTek Common Stock on April 30, 1999.

           You do not need to take any action for the Spinoff to occur. You do not have to pay for the shares of GenTek Common Stock that you will receive in the Spinoff, nor do you have to surrender or exchange shares of Common Stock of General Chemical Group in order to receive shares of GenTek Common Stock. The number of shares of Common Stock of General Chemical Group that you own will not change as a result of the Spinoff. GenTek Common Stock will trade on the New York Stock Exchange under the symbol "GK". Common Stock of General Chemical Group will continue to trade on the New York Stock Exchange under the symbol "GCG".

           This Information Statement gives you information about GenTek and the GenTek Business, as well as General Chemical Group and the Industrial Chemicals Business after the Spinoff. We are enthusiastic about the Spinoff and the separate public status of these two businesses. We encourage you to read this document carefully to learn more about the two companies and the Spinoff.

                                                           Sincerely,

                                                         Todd M. DuChene
                                                            Secretary

April __, 1999

                                TABLE OF CONTENTS

                                                                                              Page
                                                                                              ----
Summary..........................................................................................1
Forward-looking Statements......................................................................16
The Spinoff.....................................................................................17
Capitalization of GenTek........................................................................24
Selected Financial Data.........................................................................25
GenTek Pro Forma Financial Statements...........................................................28
The GenTek Business:  Management's Discussion and Analysis of
      Financial Condition and Results of Operations.............................................32
The GenTek Business.............................................................................40
The GenTek Business:  Management................................................................53
The GenTek Business:  Compensation of Directors and Executive Officers..........................56
Beneficial Ownership of GenTek and General Chemical Group Common Stock..........................65
Certain Relationships and Affiliate Transactions................................................71
Arrangements Between GenTek and New GCG Relating to the Spinoff.................................73
Risk Factors....................................................................................80
Description of Capital Stock of GenTek..........................................................85
Certain Provisions of the Certificate of Incorporation and Bylaws of GenTek.....................88
The Industrial Chemicals Business:  Selected Financial Data.....................................90
The Industrial Chemicals Business:  Pro Forma Financial Statements..............................92
The Industrial Chemicals Business:  Discussion of Results.......................................95
The Industrial Chemicals Business..............................................................102
The Industrial Chemicals Business:  Management.................................................116
Annual Meeting and Shareholder Proposals.......................................................119
Available Information..........................................................................119
Index to Defined Terms.........................................................................120
Index to Consolidated Financial Statements of The General Chemical Group Inc.
      (To be GenTek after the Spinoff).........................................................F-1
Combined Financial Statements of the Industrial Chemicals Business.........................Annex A
Consolidated Financial Statements of Noma Industries Limited...............................Annex B

                                     SUMMARY

           This summary highlights selected information from this document, but does not contain all the details of the Spinoff or GenTek, including information that may be important to you. To better understand the Spinoff and GenTek, you should carefully review this entire document. References in this document to "General Chemical Group" mean The General Chemical Group Inc. before the Spinoff, which includes both the GenTek Business and the Industrial Chemicals Business. References in this document to "GenTek" mean GenTek Inc. and its subsidiaries after the Spinoff. References in this document to "New GCG" or "New General Chemical Group" mean The General Chemical Group Inc. and its subsidiaries after the Spinoff.

                                  Introduction

           The Spinoff culminates an extensive process during which the Board of Directors and management of General Chemical Group, working with its financial advisors, have considered options to enhance the value of General Chemical Group's businesses to its shareholders. The Board of Directors and management of General Chemical Group believe that shareholder value will be enhanced by separating the GenTek and Industrial Chemicals Businesses into two separate, stand-alone companies. After the Spinoff, GenTek will be a diversified manufacturer of industrial components and performance chemicals; New GCG will be a producer of soda ash and calcium chloride.

           The Spinoff will allow these two companies to focus on their respective businesses while taking advantage of the divergent trends in their industries. The Board of Directors of General Chemical Group believes that this action is in the best interest of shareholders.

           We have highlighted certain information in this Summary to explain the Spinoff process and give you a better understanding of GenTek. We also have included cross-references in the Summary to other portions of the document where you will find more detailed information about these matters. We encourage you to read the entire document.

                           QUESTIONS AND ANSWERS ABOUT
                         THE SPINOFF, GENTEK AND NEW GCG

Q:    Why do the Spinoff now?

A: Divergent strategic directions. The Board of Directors of General Chemical Group determined that the Spinoff is in the best interest of the company's shareholders at this time because divergent industry trends have required the GenTek and Industrial Chemicals Businesses to pursue increasingly different strategies. The GenTek Business is pursuing a growth strategy; it is focusing on increasing shareholder value through a combination of value-enhancing acquisitions and internal growth. The Industrial Chemicals Business will attempt to increase profitability by improving operating efficiency and capitalizing on the expected recovery in the Asian and Latin American economies, while also seeking selective strategic acquisitions and joint ventures to complement its existing businesses and take advantage of the emerging consolidation trend in the soda ash industry. As independent organizations, each company will be better positioned to pursue its own strategy and the opportunities suitable for its own business.

Q:    How could I benefit from the Spinoff?

A: Direct investment in two businesses. The Spinoff will give you a direct investment in two businesses that are leaders in different industries:
      GenTek, a diversified manu-
      facturer of industrial components and performance chemicals; and New GCG, a leading producer of soda ash and calcium chloride. General Chemical Group believes that shareholders can better maximize the values of their investments if these two businesses are separated.

      Direct access to capital. Each company will have direct access to capital markets and stock-based acquisition currency to finance its own expansion and growth opportunities.

      Focused management. Management of each company will concentrate its attention and financial resources on the execution of a targeted strategic plan. GenTek's management team will have the flexibility to pursue a value-enhancing acquisition program, while New GCG's management will focus on improving operating efficiency as well as seeking selective strategic acquisitions and joint ventures to complement its existing businesses and take advantage of the emerging consolidation trend in the soda ash industry. In addition, each management's incentive compensation will be more directly tied to the performance of its own business.

      Focused valuation. The financial markets will be able to focus on the GenTek and Industrial Chemicals Businesses separately and more accurately evaluate these two distinct businesses and their performance.

Q:    What do I have to do to participate in the Spinoff?

A: Nothing. No proxy or vote is necessary for the Spinoff. If you own Common Stock of General Chemical Group at the close of business (5:00 p.m. EST) on April 16, 1999 (the Record Date for the Spinoff), shares of GenTek Common Stock will be credited to your brokerage account, or certificates representing shares of GenTek Common Stock will be mailed to you on the Spinoff Date, which will be on or about April 30, 1999. You do not need to mail in any certificates of Common Stock of General Chemical Group to receive stock certificates representing Common Stock of GenTek.

      You will not receive new stock certificates for Common Stock of New GCG as a result of the Spinoff, nor will the Spinoff change the number of shares of Common Stock of New GCG that you own.

Q:    When will the Spinoff happen?

A: April 30, 1999. General Chemical Group will distribute all of the shares of Common Stock of GenTek on the Spinoff Date, which will be on or about April 30, 1999. The effective time of the Spinoff will be at 5:00 p.m. EST on that date, after which GenTek and its new shareholders will be the sole beneficiaries of the GenTek Business and New GCG and its shareholders will be the sole beneficiaries of the Industrial Chemicals Business.

Q:    How many GenTek shares will I receive in the Spinoff?

A: You will receive one share of GenTek Common Stock for every share of Common Stock of General Chemical Group that you own at the close of business (5:00 p.m. EST) on the Record Date. Similarly, you will receive one share of GenTek Class B Common Stock for every share of Class B Common Stock of General Chemical Group that you own at the close of business on the Record Date.

      Example: If you own 100 shares of Common Stock of General Chemical Group as of the close of business on April 16, 1999, you will receive 100 shares of GenTek Common Stock in the Spinoff.

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Q:    Will GenTek's shares be listed on an exchange?

A: Yes. Common Stock of GenTek will be listed, subject to notice of issuance, on the New York Stock Exchange under the symbol "GK". Regular trading in GenTek Common Stock will begin on or about May 3, 1999.

Q: What will happen to the listing of General Chemical Group's shares on the New York Stock Exchange?

A: Nothing. The Common Stock of General Chemical Group will continue to be listed on the New York Stock Exchange under the symbol "GCG".

Q:    Will shares trade any differently as a result of the Spinoff?

A: Most likely, during part of April 1999. A regular public market for GenTek Common Stock will not exist prior to the Spinoff Date. We expect, however, that "when-issued" trading for GenTek Common Stock will develop on or about the Record Date and continue through the Spinoff Date.

      When-issued trading means that shares are traded prior to the time certificates are actually available or issued and reflects the assumed value of those shares after they have been issued (e.g., the assumed value of GenTek Common Stock after the Spinoff). When-issued trading would lead to the development of an orderly market and establish the trading price for GenTek Common Stock after the Spinoff.

      If when-issued trading develops, you may buy and sell shares of GenTek Common Stock before the Spinoff Date. None of these trades, however, will settle until after the Spinoff Date, when regular trading in GenTek Common Stock has begun. If the Spinoff does not occur, all when-issued trading will be null and void. If when-issued trading in GenTek Common Stock occurs, the symbol on the New York Stock Exchange will be "GKwi".

      General Chemical Group expects that its Common Stock will continue to trade on a regular basis through the Spinoff Date. Any shares of Common Stock of General Chemical Group sold between the Record Date and the Spinoff Date will be accompanied by a due bill attached representing GenTek Common Stock to be distributed in the Spinoff.

      In addition, between the Record Date and the Spinoff Date, the Common Stock of General Chemical Group may also trade on a when-issued basis, reflecting an assumed post-Spinoff value for New GCG Common Stock. If such when-issued trading occurs, the symbol on the New York Stock Exchange will be "GCGwi".

Q: Will the Spinoff affect the trading price of my General Chemical Group shares?

A: Yes. General Chemical Group is separating itself into two public companies through the Spinoff. Therefore, after the Spinoff, the trading price of New GCG Common Stock should reflect only the Industrial Chemicals Business and will initially be lower than the trading price of Common Stock of General Chemical Group prior to the Spinoff.

      The combined trading prices of GenTek Common Stock and New GCG Common Stock after the Spinoff may not equal the trading price of Common Stock of General Chemical Group prior to the Spinoff. In addition, until the market has evaluated the separate operations of both companies, the trading price of each company's Common Stock may fluctuate significantly.

Q:    Will my dividends change?

A: General Chemical Group has been paying a regular quarterly cash dividend of $.05 per share of Common Stock. After the Spinoff, the respective Boards of Directors of GenTek and New GCG will be responsible for deciding if a dividend will be paid by that company and the amount of any dividend. Currently, GenTek anticipates paying a regular quarterly cash dividend of $.05 per share after the Spinoff, while New GCG does not expect to pay dividends. The dividend policies of GenTek and New GCG are, however, subject to change. Dividend decisions for each company will be based on, among other factors, its operating results and financial requirements and the restrictions imposed by its financing facilities.

Q: What are the tax consequences of the Spinoff to General Chemical Group's shareholders?

A: General Chemical Group has received a private letter ruling from the Internal Revenue Service (the "IRS") that the Spinoff generally will be tax-free to General Chemical Group and its shareholders for Federal income tax purposes. The U.S. Federal income tax consequences of this transaction are described in more detail in "The Spinoff" section, under the heading "Certain United States Federal Income Tax Consequences," beginning on page 21 and in the "Risk Factors" section, under the heading "Federal Income Tax Consequences of Changes in Control Following the Spinoff," on page 82.

Q:    Are there risks relating to an investment in GenTek Common Stock?

A: The GenTek Business is subject to risks relating to, among other things, general economic downturns, the highly competitive nature of its end-markets, environmental laws and regulations, operating hazards, labor disruptions, the Year 2000 problem, its ability to identify and consummate acquisitions and successfully integrate acquired businesses, and its leverage and debt service requirements. GenTek's separation from General Chemical Group presents certain additional risks because the GenTek Business has never operated independently, GenTek Common Stock has no trading history, and there are certain potential adverse Federal income tax consequences should there be a change of control of GenTek or New GCG after the Spinoff. These factors are described in greater detail in the "Risk Factors" section beginning on page 79.

Q:    Will New GCG and GenTek be related in any way after the Spinoff?

A: General Chemical Group will not own any GenTek Common Stock after the Spinoff. GenTek and New GCG will be separate, publicly owned companies. Since one stockholder, Paul M. Montrone, controls a majority of the voting rights of the stock of General Chemical Group and the Spinoff will be through a pro rata distribution of GenTek stock to stockholders of General Chemical Group, Mr. Montrone will control a majority of the voting rights of the stock of both GenTek and New GCG. Mr. Montrone will also serve as the Chairman of the Board of Directors of both companies. For further information, see the sections "Beneficial Ownership of GenTek and General Chemical Group Common Stock" and "Certain Relationships and Affiliate Transactions" beginning on pages 65 and 70, respectively.

      GenTek and New GCG will enter into agreements to govern their relationship after the Spinoff. These agreements will provide for each party to make certain services, records and personnel available to the other. They will also provide for separation between GenTek and New GCG of assets, liabilities and responsibilities with respect to employee benefits and compensation, taxes and for certain other matters. For a more detailed description of these agreements, see the section "Arrangements Between GenTek and New GCG Relating to the Spinoff" beginning on page 72.

Q:    What will New GCG look like after the Spinoff?

A: After the Spinoff, New GCG will continue to operate the Industrial Chemicals Business and will be a leading producer of soda ash and calcium chloride; New GCG will not conduct any of the businesses of General Chemical Group's manufacturing or performance products segments.

      The net revenues of the Industrial Chemicals Business were $261.5 million in 1998 and $289.7 million in 1997. After giving pro forma effect to the Spinoff and an initial borrowing under New GCG's financing facilities, New GCG's consolidated long-term debt is expected to be approximately $150 million.

      New GCG and the Industrial Chemicals Business are described in greater detail in the sections "The Industrial Chemicals Business: Selected Financial Data" through "The Industrial Chemicals Business: Management" on pages 89 through 117.

Q:    Are there risks relating to an investment in New GCG shares?

A: The Industrial Chemicals Business is subject to risks relating to, among other things, fluctuations of world soda ash prices due to changes in supply and demand, general economic downturns, environmental laws and regulations, U.S. dollar exchange rates and the Year 2000 problem. The separation of the GenTek and Industrial Chemicals Businesses presents additional risks for New GCG because the Industrial Chemicals Business has never operated independently, New GCG will be highly leveraged, certain General Chemical Group executive officers will leave to join GenTek in connection with the Spinoff, and there are certain potential adverse Federal income tax consequences should there be a change of control of New GCG or GenTek after the Spinoff. Some of these factors are discussed in greater detail in the sections "The Industrial Chemicals Business:
      Discussion of Results," beginning on page 94, and "The Industrial Chemicals Business," beginning on page 101.

          WHAT WE HAVE ALREADY ACCOMPLISHED TO PREPARE FOR THE SPINOFF


Board Appointments......................  General Chemical Group, as the current sole shareholder of
                                          GenTek, has identified six persons to serve on the GenTek
                                          Board of Directors.  All of these persons are currently
                                          directors of General Chemical Group and will be elected as directors of GenTek on or prior to the Spinoff Date.

                                          Paul M. Montrone will serve as the Chairman of the Board of
                                          Directors of both GenTek and New GCG.  The two companies
                                          will have one other common director.   The other four
                                          directors of GenTek will resign as members of the Board of
                                          Directors of General Chemical Group prior to the Spinoff.

                                          The Board of Directors of General Chemical Group will have six members after the Spinoff.  Four of them, including Mr.
                                          Montrone, are currently directors of the company.  The Board has identified two other persons who will serve on the Board of Directors of New GCG and will elect them as directors
                                          prior to the Spinoff.

                                          For further information, see the section "The GenTek
                                          Business: Management" and "The Industrial Chemicals
                                          Business: Management" beginning on pages 53 and 115,
                                          respectively.

Senior Management
Appointments............................  The senior management of GenTek and New GCG will include the executive officers of General Chemical Group currently
                                          responsible for the GenTek Business and the Industrial
                                          Chemicals Business, respectively. These executives have
                                          extensive experience in their respective industries.

                                          Richard R. Russell will be the President and Chief Executive
                                          Officer of GenTek.  He has been the President and Chief
                                          Executive Officer of General Chemical Group since 1994.
                                          For further information on management of GenTek, see the
                                          section "The GenTek Business: Management" beginning on
                                          page 53.

                                          John M. Kehoe, Jr. will be the President and Chief Executive
                                          Officer of New GCG after the Spinoff.  He has extensive
                                          experience managing substantial public companies, including as President and Chief Executive Officer of Wheelabrator
                                          Technologies Inc. since 1993.  For further information on
                                          management of New GCG, see "The Industrial Chemicals
                                          Business:  Management" beginning on page 115.

Arranging New Financing
Facilities..............................  To reflect the independent status of GenTek and New GCG after the Spinoff, each company will have its own separate financing facilities, which are expected to be in place on or about the Spinoff Date.  The proceeds of these facilities will be used in part to repay General Chemical Group's existing borrowings from third parties.

                                          At this time, General Chemical Group expects that,
                                          immediately after the Spinoff, GenTek's indebtedness for
                                          borrowed money will be about $490 million, and New GCG's
                                          indebtedness for borrowed money will be about $150 million.
                                          The amount of GenTek's anticipated indebtedness includes
                                          approximately $240 million of additional debt incurred and assumed in the recent acquisition of Noma Industries Limited.
                                          See "The GenTek Business: Management's Discussion and
                                          Analysis of Financial Condition and Results of Operations"
                                          beginning on page 32.

                                          GenTek's indebtedness will be primarily borrowings under a credit facility extended by a bank syndicate. GenTek expects that approximately $60 million would be available under this facility for borrowings after the Spinoff. New GCG's
                                          indebtedness will include approximately $100 million of
                                          senior subordinated notes and $50 million of borrowings under a revolving credit facility extended by a bank syndicate. New
                                          GCG expects to have approximately $35 million of availability under its revolving facility for borrowings after the
                                          Spinoff.

                                          General Chemical Group is finalizing the debt financing of the two companies with banks and other financial
                                          institutions. The specific terms of the indebtedness of
                                          GenTek and New GCG will depend on, among other things, the market conditions for debt financing at the time of the
                                          Spinoff. For further information, see "The Spinoff" section, under the heading "Financing Facilities," beginning on page
                                          18.

Applied for New York
Stock Exchange Listing..................  GenTek Common Stock is expected to trade on the New York
                                          Stock Exchange.  There is not currently a public market for
                                          GenTek Common Stock, although a "when-issued" trading
                                          market is expected to develop on or before April 16, 1999.
                                          The GenTek Common Stock will be listed, subject to notice of issuance, on the New York Stock Exchange under the symbol
                                          "GK" and regular trading is expected to begin on the Spinoff
                                          Date (i.e., on or about April 30, 1999).  For further
                                          information, see "The Spinoff" section, under the heading
                                          "Listing and Trading of GenTek and New GCG Common
                                          Stock," beginning on page 22.

Received Internal Revenue
Service Tax Ruling......................  General Chemical Group has received a private letter tax ruling from the IRS to the effect that the Spinoff, including the pre-Spinoff transfers of assets and liabilities to separate the
                                          GenTek and Industrial Chemicals Businesses, generally will be tax-free to General Chemical Group and its shareholders for Federal income tax purposes.  For further information, see
                                          "The Spinoff" section, under the heading "Certain United
                                          States Federal Income Tax Consequences," beginning on page
                                          21.

                                          Tax matters are complicated, and the tax consequences of the
                                          Spinoff to you will depend on your personal circumstances.
                                          You should consult your own tax advisor for a full
                                          understanding of the tax consequences to you of the Spinoff.

Requested Conversion of
Class B Common Stock....................  In order to obtain the private letter ruling from the IRS concerning the tax-free nature of the Spinoff, General
                                          Chemical Group requested the conversion of, and Paul M.
                                          Montrone and his family trusts agreed to convert, some shares of Class B Common Stock into Common Stock of General
                                          Chemical Group on or prior to the Record Date.  As a result of such conversion, the voting power of the shares held or controlled by Mr. Montrone and his family trusts will decrease from 89.9% to 80.6%.  General Chemical Group believes that, without such conversion of Class B Common Stock, the
                                          Spinoff could have adverse tax consequences to General
                                          Chemical Group.

                                        KEY TERMS OF THE SPINOFF


Shareholder Action......................  None Required.  No action is required by shareholders of
                                          General Chemical Group to receive Common Stock of
                                          GenTek in the Spinoff.  You do not need to surrender
                                          Common Stock of General Chemical Group to receive
                                          Common Stock of GenTek in the Spinoff.  The number of
                                          shares of Common Stock of General Chemical Group you own
                                          will not change as a result of the Spinoff; those shares will represent Common Stock of New GCG.

Record Date.............................  April 16, 1999.  You need to own Common Stock of General
                                          Chemical Group as of the close of business (5:00 p.m. EST)
                                          on April 16, 1999 (the "Record Date") to receive Common
                                          Stock of GenTek in the Spinoff.

Spinoff/Mailing Date....................  April 30, 1999.  The Spinoff will happen on April 30, 1999.
                                          On that date, ChaseMellon Shareholder Services, L.L.C. (the
                                          "Distribution Agent") will mail GenTek Common Stock
                                          certificates to, or credit shares of GenTek Common Stock to the brokerage accounts of, General Chemical Group
                                          shareholders.

Spinoff Ratio...........................  One-for-One.  You will receive one share of GenTek
                                          Common Stock for every share of Common Stock of General
                                          Chemical Group you owned as of the close of business on the
                                          Record Date.  In addition, one share of Class B Common
                                          Stock of GenTek will be distributed in the Spinoff for every share of Class B Common Stock of General Chemical Group
                                          to the owners of record as of the close of business on the
                                          Record Date.

Shares to Be Distributed................  Same Number as General Chemical Group Stock.  All
                                          GenTek Common Stock owned by General Chemical Group
                                          will be distributed in the Spinoff; after the Spinoff, General
                                          Chemical Group will no longer own any GenTek Common
                                          Stock.  Based on 16,773,192 shares of Common Stock of
                                          General Chemical Group outstanding (representing the
                                          number of shares of Common Stock outstanding as of March
                                          15, 1999, plus the number of shares issued upon conversion of Class B Common Stock of General Chemical Group by Mr.
                                          Montrone and his family trusts), the same number of shares of
                                          GenTek Common Stock will be distributed in the Spinoff.

                       WHO CAN HELP ANSWER YOUR QUESTIONS

Shareholders of General Chemical Group or New GCG with questions about the Spinoff or their shares should contact:

                      The General Chemical Group Inc. Shareholder Services P.O. Box 1400
                      Pittsburgh, PA  15230
                      Telephone (toll free):  1-800-443-6474

After the Spinoff, shareholders of GenTek with questions about their shares should contact:

                      GenTek Inc. Shareholder Services
                      P.O. Box 1400
                      Pittsburgh, PA  15230
                      Telephone (toll free):  1-800-443-6474

The agent responsible for the distribution of Common Stock of GenTek in the Spinoff and acting as Distribution Agent and registrar for Common Stock of both GenTek and New GCG after the Spinoff is:

                      ChaseMellon Shareholder Services, L.L.C.
                      85 Challenger Road
                      Overpeck Centre
                      Ridgefield Park, NJ  07660
                      Telephone (toll free):  1-800-756-3353

                                     GENTEK

           The following information only highlights selected information about the GenTek Business. You should read this information together with other information about the GenTek Business, including the section "The GenTek
Business: Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 32 and the section "The GenTek Business" beginning on page 40.

The GenTek Business..................... The GenTek Business, which consists of the manufacturing and performance products segments of General Chemical
                                         Group, is a diversified manufacturer of industrial components and performance chemicals.  GenTek intends to build on its strengths and increase shareholder value through a
                                         combination of value-enhancing acquisitions and internal
                                         growth.

Financial Highlights.................... In 1998 and 1997, the GenTek Business generated net revenues of $443.9 million and $368.5 million, respectively, representing increases of 20% and 12%,  respectively, from the prior years.

                                         Consistent with its strategy of pursuing value-enhancing
                                         acquisitions, the GenTek Business has made two acquisitions in
                                         1999. In February 1999, it acquired Defiance, Inc.
                                         ("Defiance"), and in April 1999 it acquired Noma Industries
                                         Limited ("Noma"), in transactions that valued their equity at approximately $57 million and $220 million (C$330 million), respectively. On a pro forma basis, the GenTek Business' 1998 revenues and operating profits would have been $805.6 million and $84.7 million, respectively, if these acquisitions had been consummated on January 1, 1998.

Manufacturing Segment................... The GenTek Business' manufacturing segment specializes in the design and production of stamped and machined rocker
                                         arms, roller rocker arms, roller followers and other precision, highly engineered metal components for the automotive and
                                         industrial markets.  The principal end-customers of these
                                         products are DaimlerChrysler, Ford and General Motors. The manufacturing segment also produces fluid-handling
                                         equipment for the automotive service market and for industrial applications.  The manufacturing segment is currently
                                         undergoing a significant expansion to accommodate new business awarded by U.S. auto manufacturers, as well as pursuing
                                         business in markets outside the United States.


                                         Defiance, recently acquired by the GenTek Business, is a
                                         manufacturer of specialty antifriction bearings for the
                                         transportation industry and a provider of vehicle testing
                                         services, tooling design and preproduction dies and components primarily for the automotive industry. The Defiance
                                         acquisition increases the range of products and services
                                         provided by the manufacturing segment and allows for a more complete product offering of valve-train-related engine
                                         components to the automotive industry.

Noma Industries Limited................. General Chemical Group recently acquired Noma, a leading
                                         North American producer of insulated wire and wire-related products for the automotive, appliance and electronic
                                         industries.  In 1998 and 1997, Noma reported revenues of
                                         C$398.4 million and C$360.3 million, respectively.  Noma's operating profits were C$46.0 million in 1998 and C$40.5
                                         million in 1997 (determined in accordance with Canadian
                                         generally accepted accounting principles ("Canadian
                                         GAAP")).

                                         Noma adds significant scale and scope to the GenTek Business'
                                         manufacturing segment, providing an additional platform for future growth. In particular, Noma further expands the GenTek
                                         Business' product offerings to the automotive industry and provides access to Noma's blue-chip customer base in the
                                         growing consumer appliance and electronic markets.

Performance Products
Segment................................. The GenTek Business' performance products segment provides a broad range of value-added products and services to four principal markets:  Pharmaceutical and Personal
                                         Care, Environmental, Technology and Chemical Processing.
                                         Its principal products include antiperspirant and antacid active ingredients, water treatment chemicals, specialty agrichemicals, advanced lithographic printing plates and related pressroom chemicals, ultra-high-purity electronic chemicals,
                                         and a range of chemical intermediates used in photographic, pulp and paper and other applications.  The GenTek Business also provides "closed loop" sulfuric acid regeneration services, which significantly reduce the waste streams generated by
                                         certain refineries and chemical plants.

Competitive Strengths................... The GenTek Business has a strong customer base and enjoys a significant market share for a majority of its product lines in both its manufacturing and performance products segments.
                                         Management believes that its strong market positions result from its competitive strengths:

                                             High-quality, value-added products and customer
                                             service;
                                             Technological, marketing and distribution expertise;
                                             Low-cost manufacturing; and
                                             Transactional and turnaround experience of its
                                             management.

Strategy................................ The GenTek Business aims to build upon its strengths and increase shareholder value through the following initiatives:

                                             Pursue value-enhancing acquisitions and investments
                                             to generate incremental cash flow and earnings;

                                             Capitalize on favorable trends in existing markets where
                                             legislation, consumer preferences and increased outsourcing of chemical manufacturing are expected to result in growth opportunities for the GenTek Business;

                                             Enhance its competitive position by expanding and diversifying product offerings in both existing and new markets; and

                                             Continue to improve operating efficiency through capital
                                             expenditures designed to enhance productivity and reduce
                                             energy, raw material and labor costs.

                 SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

           The Spinoff is treated as a reverse spinoff for financial statement purposes because the greater proportion of General Chemical Group's assets and operations will be held by GenTek after the Spinoff. Therefore, the Spinoff will be reflected, for financial statement presentation, as if General Chemical Group formed a new company consisting of the Industrial Chemicals Business (i.e., New
GCG) and distributed the stock of that company as a dividend to General Chemical Group's stockholders, with the assets and operations of the GenTek Business remaining with General Chemical Group after the Spinoff. Accordingly, General Chemical Group's financial statements reflect the financial position and results of operations of the GenTek Business as continuing operations and the financial position and results of operations of the Industrial Chemicals Business as discontinued operations. On an ongoing basis, the GenTek financial statements will consist of the GenTek Business and the New GCG financial statements will consist of the Industrial Chemicals Business.

           The following summary historical and pro forma financial data highlight selected information for your benefit. The following information is only a summary, and you should read it in conjunction with more detailed information about the GenTek Business appearing in the rest of this document, including the "Risk Factors" section beginning on page 79 and the General Chemical Group (to be GenTek after the Spinoff) Consolidated Financial Statements and notes thereto included in the "F-pages" of this Information Statement. For a description of the basis of presentation of the historical financial data of the GenTek Business, see Note 1 to the General Chemical Group (to be GenTek after the Spinoff) Consolidated Financial Statements.

           Because the GenTek Business did not actually operate as a separate, stand-alone company during the periods depicted, it may have recorded different results had it been operated independently of the Industrial Chemicals Business. Therefore, the financial information presented below is not necessarily indicative of the results of operations or financial position that would have resulted if the GenTek Business had been a separate, stand-alone company during the periods shown, or of its future performance as a separate, stand-alone company.

           The pro forma balance sheet data have been prepared on the basis that the Spinoff, the acquisitions of Noma and Defiance, and all related transactions, including the initial borrowings under GenTek's new financing facility, had occurred at December 31, 1998. The pro forma statement of operations data for the year ended December 31, 1998 have been prepared on the basis that these transactions had occurred as of January 1, 1998. This pro forma financial information does not necessarily represent what the financial position or results of operations of the GenTek Business would actually have been had these transactions in fact occurred on such date, or as of the beginning of such periods, or to be indicative of the financial position or results of operations for the GenTek Business for any future date or period. For a description of the pro forma adjustments, see "GenTek Pro Forma Financial Statements" beginning on page 28.

                          GenTek Summary Financial Data

                                                                                                                           Proforma
                                                  1994           1995             1996            1997           1998        1998
                                               -----------  ---------------  --------------- --------------- ------------- -------
                                                                        (Dollars in thousands)
Statement of Operations Data:

Net revenues.................................  $ 275,767       $ 290,185      $ 330,120      $ 368,516    $ 443,919       $ 805,584
Gross profit.................................     89,116          84,822        100,883        116,604      117,293(1)      182,929
Operating profit.............................     34,997(2)       43,564         48,723(3)      67,526       51,721(4)       84,655
Interest expense (5).........................     20,813          12,927         10,747          8,855       14,624          35,888
Income from continuing operations before
     income taxes and extraordinary item.....     13,165(2)       32,835         39,200(3)      59,535       37,313          48,783
Income (loss) from continuing operations and
     before extraordinary item...............      7,155(2)         (551)(6)     20,775(3)      33,274       41,069(6)    $  48,131
                                                                                                                          ---------
                                                                                                                          ---------
Income from discontinued operations..........     21,150          21,644         25,833         23,041       10,299
Income before extraordinary item.............     28,305(2)       21,093(7)      46,608(3)      56,315       51,368(6)
Net income (8)...............................  $  20,102(2)    $  21,093(7)   $  46,608(3)   $  56,315    $  47,707(6)
                                               ---------       ---------      ---------      ---------    ---------
                                               ---------       ---------      ---------      ---------    ---------
Balance Sheet Data (at end of period):

Cash, cash equivalents and  short-term
     investments.............................  $  28,143       $  18,097      $  50,091      $  20,401    $  61,310       $  12,680
Total assets.................................    252,037         259,773        274,298        389,818      536,818         762,993
Long-term debt (9)...........................    304,750         291,495        234,609        258,004      357,531         473,525
Total equity (deficit).......................   (216,831)       (215,336)      (119,753)       (94,239)     (54,696)         (5,072)
Other Data:

Capital expenditures.........................  $  21,538       $  24,842      $  19,231      $  26,203    $  33,737    $  45,989(10)
Depreciation and amortization (11)...........     11,922          12,506         13,653         15,829       22,511       36,254(12)

------------------

(1) Includes a one-time charge of $12.1 million ($7.6 million after tax) primarily due to an asset impairment writedown for two of the GenTek Business' manufacturing facilities.
(2) Includes a one-time charge of $9.0 million ($5.4 million after tax) due to litigation related to an incident at one of the GenTek Business' manufacturing facilities.
(3) Includes a one-time charge of $6.8 million ($4.1 million after tax) primarily related to awards made under a restricted unit plan, which replaced certain prior equity programs. General Chemical Group recorded a one-time charge of $12.5 million ($7.8 million after tax), and the amount mentioned in the previous sentence related to the GenTek Business (the continuing operations).
(4) Includes incremental accruals of $9.8 million ($5.9 million after tax) principally related to litigation and environmental spending.
(5) Excludes interest expense allocated to discontinued operations (the Industrial Chemicals Business).
(6) Includes a nonrecurring gain of $19.5 million related to an income tax settlement.
(7) The financial statements reflect a nonrecurring charge to income tax expense of $17.1 million for all years prior to 1995 related to Internal Revenue Service examinations.
(8) During 1994 and 1998, the General Chemical Group recorded extraordinary losses of $8.2 million and $3.7 million, respectively, related to the early retirement of certain outstanding indebtedness.
(9)   Includes the current portion of long-term debt.
(10) Reflects the sum of 1998 capital expenditures of the GenTek Business, Defiance and Noma.
(11) Consolidated depreciation and amortization excluding amortization of deferred financing costs.
(12) Reflects the sum of 1998 depreciation and amortization of the GenTek Business, Defiance and Noma.

                           FORWARD-LOOKING STATEMENTS

           This Information Statement includes forward-looking statements and information that are based on the beliefs, plans, expectations and assumptions of General Chemical Group and GenTek and on information currently available to these entities. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate" and similar expressions used in this Information Statement are intended to identify forward-looking statements. The forward-looking statements in this Information Statement involve certain risks, uncertainties and assumptions. Many of these factors are beyond the ability of General Chemical Group or GenTek to control or predict. As a result, the future actions, financial condition, results of operations and stock price of GenTek could differ materially from those expressed in any forward-looking statements.

           The following factors, among others, in some cases have affected, and in the future could affect, the actions, financial condition, results of operations and stock price of the GenTek Business: (1) the degree of leverage of GenTek and the financial and operating restrictions imposed by its debt facilities; (2) the cyclicality of the chemical and manufacturing industries, together with the highly competitive nature of these industries; (3) discovery of any additional or unknown environmental contamination at the company's facilities, possible modification of existing laws and regulations relating to the protection of human health and the environment, and the adoption of new laws and regulations in the future; (4) GenTek's ability to identify suitable acquisitions, complete such acquisitions at reasonable prices and on favorable terms and conditions, and successfully integrate any acquired businesses into the company's operations; (5) increases in the cost of energy or raw materials used in the manufacture of the GenTek Business' products; (6) susceptibility of the GenTek Business to general economic conditions; (7) GenTek's ability to assess, mitigate and remediate the potential impact of the Year 2000 problem; and (8) the ability of the GenTek Business to operate as an independent business following the Spinoff. See also the factors described under the section "Risk Factors" beginning on page 79.

           GenTek does not intend to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to General Chemical Group or GenTek, or persons acting on behalf of any of them, are expressly qualified in their entirety by these cautionary statements.

                                   THE SPINOFF

Reasons for the Spinoff

           The Board of Directors of General Chemical Group has determined that the Spinoff is in the best interest of shareholders of General Chemical Group. General Chemical Group believes shareholders can better maximize the value of their investments if the GenTek and Industrial Chemicals Businesses are separated.

           The GenTek and Industrial Chemicals Businesses are developing increasingly different strategies to address the divergent trends in their respective industries. The GenTek Business, which consists of the manufacturing and performance products segments of General Chemical Group, will focus on increasing shareholder value through a combination of value-enhancing acquisitions and internal growth. The Industrial Chemicals Business, which is a leading producer of soda ash and calcium chloride, will attempt to increase its profitability by improving its operating efficiency and capitalizing on the expected recovery in the Asian and Latin American economies, while also selectively seeking strategic acquisitions and joint ventures to complement its existing businesses and take advantage of the emerging consolidation trend in the soda ash industry. As independent organizations, each company will be able to pursue more effectively its own strategy and the opportunities suitable for its own business. See "The GenTek Business--Strategy" and "The Industrial Chemicals Business--Strategy."

           The Spinoff will enable each company to access the capital markets independently, without the capital resource allocation issues present within the combined General Chemical Group. The financial markets will be able to focus on the GenTek Business and the Industrial Chemicals Business separately and more accurately evaluate these two distinct businesses and their performance. In addition, as a result of such direct access to capital markets, each company will have its own stock-based acquisition currency to finance expansion and growth opportunities. The Spinoff will permit investors to make investment decisions based on the operations and financial results of the individual companies.

           The Spinoff will also enable management of each company to concentrate its attention and financial resources on the execution of a targeted strategic plan. The management team of the GenTek Business will have the flexibility to pursue a value-enhancing acquisition program, while the management of the Industrial Chemicals Business will be able to adapt to, and take advantage of, the emerging consolidation trend in its industry. The Spinoff will also permit each company to offer management incentives more directly tied to the performance of its business; each of GenTek and New GCG can develop employee compensation and benefit programs more appropriate to its individual operations, including stock-based and other incentive programs that reward management and employees based on the success of their own operations.

           Accordingly, General Chemical Group has concluded that the long-term interests of both businesses are best served through the creation of two separate, independent and focused corporations: GenTek focused on value-enhancing acquisitions and its manufacturing and performance products segments, and New GCG focused on soda ash and calcium chloride.

Manner of Effecting the Spinoff

           General Chemical Group will effect the Spinoff by delivering all of the outstanding shares of GenTek Common Stock to the Distribution Agent for distribution to the holders of record of Common Stock of General Chemical Group as of the close of business (5:00 p.m., EST) on the Record Date of April 16, 1999. The distribution of GenTek Common Stock will be made on the basis of a distribution ratio of one share of GenTek Common Stock for each share of Common Stock of General Chemical Group held as of the close of business on the Record Date. Similarly, one share of GenTek Class B Common Stock will be distributed in the Spinoff for each share of Class B Common Stock of General Chemical Group owned on the Record Date. The actual total number of shares of GenTek Common Stock and Class B Common Stock to be distributed will depend on the number of shares of Common Stock and Class B Common Stock of General Chemical Group outstanding as of the Record Date. The Distribution Agent will credit the brokerage accounts of General Chemical Group shareholders, or will mail GenTek Common Stock certificates to General Chemical Group shareholders, on or about April 30, 1999 (the "Spinoff Date"). The shares of GenTek Common Stock will be fully paid and nonassessable and the holders thereof will not be entitled to preemptive rights.

           No holder of Common Stock of General Chemical Group will be required to pay any cash or other consideration for shares of GenTek Common Stock received in the Spinoff or to surrender or exchange shares of General Chemical Group Common Stock. On and after the Spinoff Date, certificates for shares of Common Stock of General Chemical Group will represent the same shares of New GCG. You will not receive new stock certificates for Common Stock of New GCG as a result of the Spinoff.

           Prior to the Spinoff, General Chemical Group will engage in a series of internal restructuring transactions (the "Reorganization") to separate the GenTek Business from the Industrial Chemicals Business. As a result, at the time of the Spinoff, GenTek will hold, through its wholly owned subsidiary, General Chemical Corporation, all the assets and liabilities related to the GenTek Business, and New GCG will hold, through its wholly owned subsidiary, General Chemical Industrial Products Inc., all the assets and liabilities related to the Industrial Chemicals Business. GenTek and General Chemical Group will enter into various agreements to govern their relationship after the Spinoff, including making available to each other certain services, records and personnel. They will also provide for separation between GenTek and New GCG of assets, liabilities and responsibilities with respect to employee benefits and compensation, taxes and for certain other matters. See "Arrangements Between GenTek and New GCG Relating to the Spinoff."

Financing Facilities

           To reflect the independent status of GenTek and New GCG after the Spinoff, each company will have its own separate financing facilities. The proceeds of initial borrowings under these facilities will be used in part to repay General Chemical Group's existing borrowings from third parties, including $240 million of additional debt incurred and assumed in connection with the recent acquisition of Noma. General Chemical Group is currently finalizing the terms of these financing facilities with banks and other financial institutions and expects that these facilities will be in place on or prior to the Spinoff Date.

           At this time, management expects that GenTek will have a credit facility provided by a bank syndicate (collectively, the "GenTek Financing Facility") of about $550 million, of which approximately

$490 million will be funded on or about the Spinoff Date, including approximately $240 million of borrowings related to the acquisition of Noma. It is expected that approximately $60 million will be available for borrowings after the Spinoff.

           At this time, General Chemical Group expects that, after the Spinoff, New GCG will have financing facilities (collectively, the "New GCG Financing Facilities") of about $185 million, of which approximately $150 million will be funded on or about the Spinoff Date and approximately $35 million will be available for future borrowings. The New GCG Financing Facilities will include approximately $100 million of senior subordinated notes and $50 million of borrowings under a revolving credit facility extended by a bank syndicate. New GCG expects to have approximately $35 million of availability under its revolving facility for borrowings after the Spinoff.

           General Chemical Group is finalizing the debt financing of the two companies with banks and other financial institutions. The specific terms of indebtedness of GenTek and New GCG will depend on, among other things, the market conditions for debt financing at the time of the Spinoff. The pro forma financial statements for GenTek and the Industrial Chemicals Business included in this Information Statement have been prepared on the assumption that borrowings under the GenTek Financing Facility and the New GCG Financing Facilities will bear interest at an annual rate of approximately 7% and 10%, respectively, which are assumptions that management believes are reasonable for purposes of preparing the pro forma financial statements. By comparison, the 1998 weighted average interest rate for borrowings by General Chemical Group was 7.9%. Management expects that the GenTek Financing Facility and the New GCG Financing Facilities will impose operating and financial restrictions on GenTek and New GCG, respectively, including limitations on their ability to incur additional indebtedness, pay dividends or make distributions in respect of their Common Stock, create liens, or consolidate, merge or sell their assets. In addition, it is expected that both GenTek and New GCG will be required to comply with specified financial covenants and ratios. General Chemical Group expects that restrictions under the GenTek Financing Facility will be similar to those under General Chemical Group's existing bank facilities, while the New GCG Financing Facilities may impose more stringent requirements.

Conditions to the Spinoff

           Paul M. Montrone holds or controls, including through trusts of which he is the settlor and a co-trustee or of which he is the settlor and his wife is the sole trustee with investment and voting discretion (collectively, the "Montrone Trusts"), a total of 9,758,421 shares of Class B Common Stock of General Chemical Group, representing all of the Class B Common Stock and 89.9% of the voting power of the capital stock of General Chemical Group. These shares of Class B Common Stock also represent 47.1% of General Chemical Group's total number of outstanding capital stock. In order to obtain the private letter ruling from the IRS concerning the tax-free nature of the Spinoff, General Chemical Group requested the conversion of, and Mr. Montrone and the Montrone Trusts agreed to convert, 5,800,000 shares of Class B Common Stock into Common Stock on or prior to the Record Date so that, as of the Record Date, the outstanding Class B Common Stock will represent less than 20% of the total number of shares of outstanding Common Stock and Class B Common Stock of General Chemical Group (the "Class B Conversion"). The Class B Conversion is intended to result in the GenTek Class B Common Stock distributed in the Spinoff representing less than 20% of the total value of all of the shares of Common Stock and Class B Common Stock of GenTek.

           As a result of the Class B Conversion, the voting power of the shares held or controlled by Mr. Montrone and the Montrone Trusts will decrease from 89.9% to 80.6%. General Chemical Group believes that, without the Class B Conversion, the Spinoff could have adverse tax consequences to General Chemical Group. See "Beneficial Ownership of GenTek and General Chemical Group Common Stock."

           The Spinoff is subject to a number of other conditions, including (1) receipt of a favorable private letter ruling from the IRS concerning the tax-free nature of the Spinoff, (2) appropriate equity and debt market conditions for the Spinoff, (3) various regulatory approvals, including the Securities and Exchange Commission's (the "SEC") declaration of the effectiveness of the Registration Statement on Form 10 (the "Form 10") filed under the Securities Exchange Act of 1934 (the "Exchange Act") to register the Common Stock of GenTek, (4) closings under the new financing facilities for each of GenTek and New GCG, and the application of a portion of their proceeds to repay debt of General Chemical Group, (5) receipt by General Chemical Group's Board of Directors of an independent appraisal confirming that General Chemical Group's surplus is sufficient to permit the dividend of GenTek shares without violating Section 170 of the Delaware General Corporation Law, and (6) approval by the Board of Directors of General Chemical Group of the final terms of the Spinoff, including the formal declaration of a dividend to General Chemical Group's shareholders and other specific actions necessary to the Spinoff. See also "Arrangements Between GenTek and New GCG Relating to the Spinoff."

           The Board of Directors of General Chemical Group may amend, modify or abandon the Spinoff at any time prior to the Spinoff Date.

Effect of the Spinoff

           Following the Spinoff, which will be effective at 5:00 p.m. EST on the Spinoff Date, GenTek and New GCG will be separate public companies: GenTek will operate the manufacturing and performance products segments of General Chemical Group; and New GCG will operate the Industrial Chemicals Business.

           The number and identity of shareholders of GenTek immediately after the Spinoff generally will be the same as the number and identity of shareholders of General Chemical Group on the Record Date. Immediately after the Spinoff, GenTek expects to have approximately 173 holders of record of GenTek Common Stock and approximately 16,773,192 shares of GenTek Common Stock outstanding, based on the one-to-one distribution ratio of the Spinoff and the number of record shareholders and outstanding shares of Common Stock of General Chemical Group as of the close of business on March 15, 1999 and accounting for the Class B Conversion. The actual number of shares of GenTek Common Stock to be distributed will be determined as of the Record Date. In addition, a total of 3,958,421 shares of GenTek Class B Common Stock will be distributed to holders of Class B Common Stock of General Chemical Group (based on the expected number of outstanding shares of Class B Common Stock of General Chemical Group following the Class B Conversion).

Certain United States Federal Income Tax Consequences

           The following is a discussion of the material Federal income tax consequences of the Spinoff and the Reorganization and does not purport to be a complete analysis or description of all potential tax effects of these transactions. The discussion assumes that holders of Common Stock of General Chemical Group will hold their Common Stock as a capital asset as of the effective date of the Spinoff. The discussion does not address all of the tax consequences that may be relevant to particular shareholders in light of their personal circumstances or to taxpayers subject to special treatment under the Federal income tax laws (for example, insurance companies, financial institutions, broker-dealers, tax-exempt organizations, foreign corporations, foreign partnerships or other foreign entities and individuals who are not citizens or residents of the United States), and does not address any aspects of state, local or foreign tax law.

           The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the U.S. Treasury Regulations thereunder, and administrative rulings and judicial decisions in effect as of the date of this Registration Statement. Subsequent legislative, administrative or judicial changes or interpretations could affect the accuracy of the statements or conclusions set forth herein. Any such change could apply retroactively. Each stockholder of General Chemical Group is urged to consult his or her own tax advisor as to the Federal, state, local and foreign tax consequences of the transactions.

           General Chemical Group has received a private letter ruling from the IRS to the effect that the Spinoff and the Reorganization generally will be tax-free to General Chemical Group and its shareholders. The private letter ruling, which is dependent upon the accuracy of certain representations made by General Chemical Group, provides that, among other things, for Federal income tax purposes:

           (1) No gain or loss will be recognized by General Chemical Group as a result of the Spinoff and the Reorganization, except for gain attributable to certain intercompany transactions and gain attributable to GenTek stock distributed in the Spinoff to any shareholder that is a foreign person and that owns more than 5% of the Common Stock of General Chemical Group as of the Record Date.

           (2) No gain or loss will be recognized by the shareholders of General Chemical Group as a result of the Spinoff and the Reorganization.

           (3) Each General Chemical Group shareholder's tax basis in the General Chemical Group Common Stock he or she holds immediately prior to the Spinoff will be allocated between such General Chemical Group Common Stock and the GenTek Common Stock that the shareholder receives in the Spinoff in proportion to the respective fair market values of each.

           (4) Each General Chemical Group shareholder's holding period in the GenTek Common Stock that the stockholder receives in the Spinoff will include the period he or she held the General Chemical Group Common Stock.

General Chemical Group will provide appropriate information to enable General Chemical Group's stockholders to allocate their tax basis in their General Chemical Group shares between their New GCG Common Stock and GenTek Common Stock.

           U.S. Treasury Regulations require each General Chemical Group shareholder who receives GenTek Common Stock in the Spinoff to attach to his or her Federal income tax return for the year in which the Spinoff occurs a detailed statement setting forth such information as may be appropriate in order to show the applicability of section 355 of the Code to the Spinoff. General Chemical Group will provide the appropriate information to General Chemical Group's stockholders after the Spinoff.

Listing and Trading of GenTek and New GCG Common Stock

      General

           The Common Stock of GenTek is expected to be approved for listing (subject to notice of issuance) on the New York Stock Exchange (the "NYSE") under the symbol "GK". After the Spinoff, the Common Stock of New GCG will continue to be listed on the NYSE under the symbol "GCG".

           Since General Chemical Group is separating itself into two public companies through the Spinoff, the trading price of New GCG Common Stock should reflect only the Industrial Chemicals Business and will initially be lower than the trading price of Common Stock of General Chemical Group prior to the Spinoff. In addition, there is currently no public trading market for GenTek Common Stock. There can be no predictions, estimates or assurances about the trading price for Common Stock of GenTek or of New GCG after the Spinoff. The combined trading prices of GenTek Common Stock and New GCG Common Stock may be less than, equal to or greater than the trading price of Common Stock of General Chemical Group prior to the Spinoff. In addition, until GenTek Common Stock is fully distributed, an orderly trading market develops and the market has fully evaluated the separate operations of GenTek and New GCG, the trading prices of their Common Stock may fluctuate significantly. The prices at which GenTek Common Stock and New GCG Common Stock trade will be determined by the market and may be influenced by many factors, including, among others, the depth and liquidity of the market for such Common Stock, investor perception of the GenTek Business or the Industrial Chemicals Business (as the case may be), the financial results of GenTek or New GCG (as the case may be), the dividend policies of the companies, sales of substantial amounts of GenTek Common Stock or New GCG Common Stock (or the perception that such sales could occur) and general economic and market conditions.

      Listing and Trading between Record Date and Spinoff Date

           GenTek Common Stock. A when-issued trading market for GenTek Common Stock is expected to develop on or about the Record Date and continue through the Spinoff Date. The term "when-issued" means that shares are traded prior to the time certificates are actually available or issued. Prices at which the GenTek Common Stock may trade on a when-issued basis or after the time certificates are actually available or issued cannot be predicted. During the period when GenTek Common Stock is subject to when-issued trading, its symbol on the NYSE will be "GKwi". Even though when-issued trading may develop, none of these trades would settle prior to the Spinoff Date, and if the Spinoff does not occur, all when-issued trading will be null and void.

           General Chemical Group Common Stock. General Chemical Group Common Stock will continue to trade on a regular basis and may also trade on a when-issued basis, reflecting an assumed post-Spinoff value for New GCG Common Stock. If when-issued trading in New GCG Common Stock is available, General Chemical Group shareholders may trade their existing Common Stock prior to the

Spinoff Date in either the when-issued market or in the regular market for the trading of Common Stock of General Chemical Group. General Chemical Group understands that if when-issued trading in its Common Stock is not available, its shares will only trade on a regular basis. In that case, the NYSE will require that shares of Common Stock of General Chemical Group that are sold or purchased during the period from the Record Date through the Spinoff Date be accompanied by "due bills", and that during such period neither Common Stock of General Chemical Group nor the due bills may be purchased or sold separately. Due bills are instruments evidencing the obligation of the transferor of those shares to deliver the GenTek Common Stock to be distributed in the Spinoff with respect to the shares of General Chemical Group Common Stock being traded.

           When-issued trading in New GCG Common Stock, if available, could last from on or about the Record Date through the Spinoff Date. If a shareholder trades in the when-issued market, he will have no obligation to transfer to a purchaser of Common Stock of General Chemical Group those shares of GenTek Common Stock that such shareholder receives in the Spinoff. If this when-issued market develops, an additional listing for Common Stock of General Chemical Group, identifiable by the trading symbol "GCGwi", will appear on the NYSE. Differences may exist during this period between the price of Common Stock of General Chemical Group and the combined value of when-issued GenTek Common Stock plus New GCG Common Stock.

      Affiliates

           Shares of GenTek Common Stock issued in the Spinoff will be freely transferable, except for securities received by persons who may be deemed to be affiliates of GenTek under the Securities Act of 1933 (the "Securities Act"). Persons who may be deemed to be affiliates of GenTek after the Spinoff generally include individuals or entities that control, are controlled by, or are under common control with GenTek; they will include certain directors and executive officers of GenTek. Persons who are affiliates of GenTek generally will be permitted to sell their shares of GenTek Common Stock received in the Spinoff only pursuant to Rule 144 under the Securities Act. As a result, GenTek Common Stock received by GenTek affiliates pursuant to the Spinoff may be sold if certain provisions of Rule 144 under the Securities Act are complied with (e.g., the amount sold within a three-month period does not exceed the greater of one percent of the outstanding GenTek Common Stock or the average weekly trading volume for GenTek Common Stock during the preceding four week period, and the securities are sold in "broker's transactions" and in compliance with certain notice provisions under Rule 144).

Reasons for Furnishing this Document

           This Information Statement is being furnished solely to provide information to shareholders of General Chemical Group who will receive shares of GenTek Common Stock in the Spinoff. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any securities of General Chemical Group, GenTek or New GCG. The information contained in this Information Statement is believed to be accurate as of the date set forth on its cover. Changes may occur after that date, and General Chemical Group, GenTek and New GCG will not update the information except in the normal course of their respective public disclosures.

                            CAPITALIZATION OF GENTEK

           The following table sets forth, as of December 31, 1998, the historical capitalization of GenTek, and such capitalization on an adjusted basis to reflect the Spinoff, the acquisitions of Noma and Defiance, and related transactions, including the initial borrowings under the GenTek Financing Facility and the application of a portion of the proceeds of such borrowings to repay General Chemical Group's existing borrowings from third parties, as if such transactions had occurred prior to December 31, 1998. The Spinoff is treated as a reverse Spinoff for financial statement purposes. See "Selected Financial Data" for description of the accounting treatment of the Spinoff.

           This table should be read in conjunction with the GenTek Pro Forma Financial Statements, and the General Chemical Group (to be GenTek after the Spinoff) Consolidated Financial Statements and the notes thereto included in the "F-pages" of this Information Statement.

                                                           At December 31, 1998
                                                  ----------------------------------
                                                    Historical          As Adjusted
                                                  --------------       -------------
                                                              (In thousands)
Current Maturities of Long-Term Debt...........  $    50,802          $    16,730
                                                 -----------          -----------
Long-Term Debt.................................      306,729              473,525
                                                 -----------          -----------
Stockholders' Equity
            Common Stock.......................          224                  224
            Additional Paid-in Capital.........     (182,563)            (127,343)
            Accumulated Comprehensive Income...       (2,446)              (2,446)
            Treasury Stock.....................      (32,289)             (32,289)
            Retained Earnings..................      162,378              156,782
                                                 -----------          -----------
                 Total Stockholders' Equity....      (54,696)              (5,072)
                                                 -----------          -----------
                   Total Capitalization........  $   302,835         $    485,183
                                                 -----------          -----------
                                                 -----------          -----------

                             SELECTED FINANCIAL DATA

           The Spinoff is treated as a reverse spinoff for financial statement purposes because the greater proportion of General Chemical Group's assets and operations will be held by GenTek after the Spinoff. Therefore, the Spinoff will be reflected, for financial statement presentation, as if General Chemical Group formed a new company consisting of the Industrial Chemicals Business (i.e., New
GCG) and distributed the stock of that company as a dividend to General Chemical Group's stockholders, with the assets and operations of the GenTek Business remaining with General Chemical Group after the Spinoff. Accordingly, General Chemical Group's financial statements reflect the financial position and results of operations of the GenTek Business as continuing operations and the financial position and results of operations of the Industrial Chemicals Business as discontinued operations. On an ongoing basis, the GenTek financial statements will consist of the GenTek Business and the New GCG financial statements will consist of the Industrial Chemicals Business.

           The following selected financial data have been derived from and should be read in conjunction with "The GenTek Business: Management's Discussion and Analysis of Financial Condition and Results of Operations" and the General Chemical Group (to be GenTek after the Spinoff) Consolidated Financial Statements and notes thereto included in the "F-pages" of this Information Statement. For a description of the basis of presentation of the historical financial data of the GenTek Business, see note 1 to such Consolidated Financial Statements.

           The statement of operations data set forth below for each of the three years in the period ended December 31, 1998 and the balance sheet data at December 31, 1998 and 1997 are derived from the General Chemical Group (to be GenTek after the Spinoff) Consolidated Financial Statements and notes thereto included in the "F-pages" of this Information Statement. The statement of operations data for the years ended December 31, 1995 and 1994 and the balance sheet data at December 31, 1996, 1995 and 1994 are derived from financial statements of General Chemical Group (to be GenTek after the Spinoff) not included in this Information Statement. The General Chemical Group (to be GenTek after the Spinoff) Consolidated Financial Statements as of December 31, 1998 and 1997 and for the three years ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors.

           Because the GenTek Business did not actually operate as a separate, stand-alone business during the periods depicted, it may have recorded different results had it been operated independently of the Industrial Chemicals Business. Therefore, the financial information presented below is not necessarily indicative of the results of operations or financial position that would have resulted if the GenTek Business had been a separate, stand-alone business during the periods shown, or of its future performance as a separate, stand-alone business.

                             Selected Financial Data

                                                           1994             1995             1996          1997            1998
                                                        -----------     ------------     -----------    ----------     -----------
                                                                                 (Dollars in thousands)
Statement of Operations Data:
Net revenues ..........................................   $ 275,767       $ 290,185       $ 330,120       $ 368,516    $ 443,919
Gross profit ..........................................      89,116          84,822         100,883         116,604      117,293(1)
Operating profit ......................................      34,997(2)       43,564          48,723(3)       67,526       51,721(4)
Interest expense (5) ..................................      20,813          12,927          10,747           8,855       14,624
Income from continuing operations before income
    taxes and extraordinary item ......................      13,165(2)       32,835          39,200(3)       59,535       37,313
Income (loss) from continuing operations
    before extraordinary item .........................       7,155(2)         (551)(6)      20,775(3)       33,274       41,069(7)
Income from discontinued operations ...................      21,150          21,644          25,833          23,041       10,299
Income before extraordinary item ......................      28,305(2)       21,093(6)       46,608(3)       56,315       51,368(7)
Net income (8) ........................................   $  20,102(2)    $  21,093(6)    $  46,608(3)    $  56,315    $  47,707(7)
                                                          ---------       ---------       ---------       ---------    ---------
                                                          ---------       ---------       ---------       ---------    ---------
Earnings per common share - basic:(9)

Income (loss) from continuing operations ..............   $     .36       $    (.03)      $     .98       $    1.55    $    1.95
Income from discontinued operations ...................        1.07            1.10            1.21            1.08          .49
Extraordinary item - loss on extinguishment of
    debt (net of tax) .................................         .41            --              --              --            .17
       Net income .....................................   $    1.02       $    1.07       $    2.19       $    2.63    $    2.27
                                                          ---------       ---------       ---------       ---------    ---------
                                                          ---------       ---------       ---------       ---------    ---------
Earnings per common share - assuming
    dilution:(9)

Income (loss) before continuing operations ............   $     .36       $    (.03)      $     .95       $    1.48    $    1.88
Income from discontinued operations ...................        1.07            1.10            1.18            1.02          .47
Extraordinary item - loss from extinguishment of
    debt (net of tax) .................................         .41            --              --              --            .17
       Net income .....................................   $    1.02       $    1.07       $    2.13       $    2.50    $    2.18
                                                          ---------       ---------       ---------       ---------    ---------
                                                          ---------       ---------       ---------       ---------    ---------
Balance Sheet Data (at end of period):

Cash, cash equivalents and  short-term
    investments .......................................   $  28,143       $  18,097       $  50,091       $  20,401    $  61,310
Total assets ..........................................     252,037         259,773         274,298         389,818      536,818
Long-term debt (10) ...................................     304,750         291,495         234,609         258,004      357,531
Total equity (deficit) ................................    (216,831)       (215,336)       (119,753)        (94,239)     (54,696)
Other Data:

Capital expenditures ..................................   $  21,538       $  24,842       $  19,231       $  26,203    $  33,737
Depreciation and amortization (11) ....................      11,922          12,506          13,653          15,829       22,511

------------------

(1) Includes a one-time charge of $12.1 million ($7.6 million after tax or $.33 per share) primarily due to an asset impairment writedown for two of the GenTek Business' manufacturing facilities.
(2) Includes a one-time charge of $9.0 million ($5.4 million after tax) due to litigation related to an incident at one of the GenTek Business' manufacturing facilities.
(3) Includes a one time charge of $6.8 million ($4.1 million after tax) primarily related to awards made under a restricted unit plan, which replaced certain prior equity programs. General Chemical Group recorded a one-time charge of $12.5 million ($7.8 million after tax), and the amount mentioned in the previous sentence related to the GenTek Business (the continuing operations).
(4) Includes incremental accruals of $9.8 million ($5.9 million after tax or $.27 per share) principally related to litigation and environmental spending.
(5) Excludes interest expense allocated to discontinued operations (the Industrial Chemicals Business).
(6) The financial statements reflect a nonrecurring charge to income tax expense of $17.1 million for all years prior to 1995 related to Internal Revenue Service examinations.
(7) Includes a nonrecurring gain of $19.5 million ($.89 per share) related to an income tax settlement.
(8) During 1994 and 1998, the General Chemical Group recorded extraordinary losses of $8.2 million and $3.7 million respectively, related to the early retirement of certain outstanding indebtedness.
(9) Basic earnings per common share calculations are based on the weighted average number of shares outstanding during the periods indicated. Diluted earnings per common share assume the foregoing and, in addition, the exercise of all stock options and restricted units.
(10)  Includes the current portion of long-term debt.
(11) Consolidated depreciation and amortization excluding amortization of deferred financing costs.

                      GENTEK PRO FORMA FINANCIAL STATEMENTS

           The following unaudited pro forma balance sheet and statement of operations of the GenTek Business have been derived from the historical financial statements of General Chemical Group included in this Information Statement. These statements should be read in conjunction with "The GenTek
Business: Management's Discussion and Analysis of Financial Condition and Results of Operations" and the General Chemical Group (to be GenTek after the Spinoff) Consolidated Financial Statements included in the "F-pages" of this Information Statement.

           The pro forma balance sheet of the GenTek Business has been prepared on the basis that the Spinoff, the acquisitions of Noma and Defiance, and all related transactions, including the initial borrowings under the GenTek Financing Facility and the application of a portion of the proceeds of such borrowings to repay certain indebtedness of General Chemical Group to third parties, had occurred at December 31, 1998. The pro forma statement of operations for the year ended December 31, 1998 has been prepared on the basis that these transactions had occurred as of January 1, 1998.

           The pro forma adjustments, as described in the notes to the pro forma balance sheet and statement of operations, are based on currently available information and certain adjustments that management believes are reasonable. This pro forma financial information does not necessarily represent what the financial position or results of operations of the GenTek Business would actually have been if these transactions had in fact occurred on such date, or as of the beginning of such periods, or to be indicative of the financial position or results of operations of the GenTek Business for any future date or period.

           The historical financial statements of Noma are stated in Canadian dollars and presented in accordance with Canadian GAAP. For purposes of the pro forma presentation, Noma's historical financial data have been reconciled to US GAAP and translated into US dollars. See Noma Industries Limited Consolidated Financial Statements included in Annex B of this Information Statement.

                         GenTek Pro Forma Balance Sheet

                                                                                          December 31, 1998
                                                  ---------------------------------------------------------------------------------
                                                             GCG
                                                          Historical         Defiance        Noma(*)       Adjustments    Pro Forma
                                                  ---------------------------------------------------------------------------------
                                                                                             (In thousands)
                                                                                                  Assets
Current assets:

        Cash and cash equivalents................   $   61,310              $    297      $  5,945       $  130,512 (a)   $  12,680
                                                                                                            446,015 (b)

                                                                                                           (352,585)(c)
                                                                                                             (1,814)(d)
                                                                                                           (277,000)(e)

        Receivables, net.........................       60,620                 19,078       26,500               --         106,198
        Inventories..............................       37,619                  3,762       25,951               --          67,332
        Deferred income taxes....................       11,494                    601           --               --          12,095
        Other current assets.....................          826                  3,044        5,740               --           9,610
                                                    ----------              ---------     --------       ----------        --------
        Total current assets.....................      171,869                 26,782       64,136          (54,872)        207,915
Property, plant and equipment, net...............      196,526                 33,913       36,796               --         267,235
Goodwill, net of amortization....................       71,444                  4,493       16,778          162,136 (e)     254,851
Other assets.....................................       21,687                  1,386        8,634            3,600 (b)      32,964
                                                                                                             (2,343)(c)

Net assets of discontinued operations............       75,292                    --            28          (75,292)(f)          28
                                                    ----------              ---------     --------       ----------        --------
        Total assets.............................   $  536,818           $     66,574 $    126,372       $   33,229        $762,993
                                                    ----------              ---------     --------       ----------        --------
                                                    ----------              ---------     --------       ----------        --------

                                                                    Liabilities and Equity (Deficit)

Current liabilities:

        Accounts payable.........................   $   42,813             $    5,379     $  6,986     $                  $  55,178
        Accrued liabilities......................       51,965                  5,341       19,364                           76,670
        Income taxes payable.....................        8,960                                 625                            9,585
        Current portion of long-term debt........       50,802                  2,923       13,275        (50,270)(c)        16,730
                                                    ----------              ---------     --------       ----------        --------
        Total current liabilities................      154,540                 13,643       40,250        (50,270)          158,163
Long-term debt...................................      306,729                 10,392        7,665        449,615 (b)       473,525
                                                                                                         (300,876)(c)
Other liabilities................................      130,245                  3,234        2,898                          136,377
                                                    ----------              ---------     --------       ----------        --------
        Total liabilities........................      591,514                 27,269       50,813         98,469           768,065
Equity (deficit).................................      (54,696)                39,305       75,559        130,512 (a)        (5,072)
                                                                                                           (3,782)(c)
                                                                                                           (1,814)(d)
                                                                                                         (114,864)(e)
                                                                                                          (75,292)(f)
                                                    ----------              ---------     --------      ----------         --------
        Total liabilities and equity (deficit)...   $  536,818              $  66,574     $126,372      $  33,229          $762,993
                                                    ----------              ---------     --------      ----------         --------
                                                    ----------              ---------     --------      ----------         --------


--------------------


(*) Noma's balance sheet data have been converted from C$ into US$ at the rate of C$1.53 = US$1.00, representing the C$/US$ exchange rate on December 31, 1998.
(a) To record the receipt of $130.5 million from the Industrial Chemical Business, which will be used to repay existing indebtedness of General Chemical Group.
(b) To record (i) the incurrence of an estimated $449.6 million of new debt, and (ii) the payment of an estimated $3.6 million of fees to obtain new borrowings.
(c) To record the retirement of existing indebtedness and the extraordinary loss related to the extinguishment, net of the portion to be paid by the Industrial Chemical Business.
(d) To record estimated costs to be incurred prior to the Spinoff which are directly attributable to the Spinoff and related transactions, net of the portion to be paid by the Industrial Chemical Business.
(e) To record the acquisition of Noma and Defiance. Determination of the value of the assets and liabilities of Defiance is in progress and management expects to begin shortly its determination of the value of the assets and liabilities of Noma. Management believes that any difference between the amount allocated to goodwill on a pro forma basis and the final amount allocated to goodwill will not have a material impact on the pro forma results of operations. The excess of the purchase price over the net book value of $144.4 million for Noma and $17.7 million for Defiance is recorded as goodwill.
(f) To record the distribution of the Industrial Chemical Business.

                    GenTek Pro Forma Statement of Operations

                                                                                 Year Ended December 31, 1998
                                                         --------------------------------------------------------------------------
                                                         GCG Historical    Defiance      Noma(*)    Adjustments     Pro Forma
                                                         --------------------------------------------------------------------------
                                                                         (In thousands, except per share data)

Net revenues ....................................      $ 443,919          $93,010      $268,655      $   --         $805,584
Cost of sales ...................................        326,626           73,686       216,938        5,405 (a)     622,655
Selling, general and administrative
  expense .......................................         65,572           11,754        18,938        2,000 (b)      98,264
                                                       ---------          -------      --------      -------        --------
Operating profit ................................         51,721            7,570        32,779       (7,405)         84,665
Interest expense ................................         14,624              999         2,369       17,896 (c)      35,888
Interest income .................................          1,165             --                                        1,165
Foreign currency transaction losses .............            629             --                                          629
Other expense, net ..............................            320              210          --                            530
                                                       ---------          -------      --------      -------        --------
Income from continuing operations before income
  taxes and extraordinary item ..................         37,313            6,361        30,410      (25,301)         48,783
Income tax provision ............................         (3,756)           2,129        10,148       (7,869)(d)         652
                                                       ---------          -------      --------      -------        --------
Income from continuing operations (e) ...........      $  41,069          $ 4,232      $ 20,262     $(17,432)       $ 48,131
                                                       ---------          -------      --------      -------        --------
                                                       ---------          -------      --------      -------        --------

  Income from continuing operations per share ...                                                                   $   2.47(f)

--------

(*) Noma's statement of operations data have been converted from C$ into US$ at the rate of C$1.48 = US$1.00, representing the 1998 average monthly C$/US$ exchange rate.

(a) To record incremental goodwill amortization of $5.4 million based upon an estimated 30 year life.

(b) To record estimated incremental general and administrative expenses expected to be incurred as a result of the GenTek Business operating as a stand-alone entity.

(c) To record an increase in interest expense from the amounts included in the historical financial statements to reflect the estimated interest expense based on the incurrence of $449.6 million in debt at an assumed weighted average borrowing rate of 7% and to reflect the amortization of debt issuance cost associated with the new borrowings. A fluctuation of 0.125% in the assumed weighted average borrowing rate would change the pro forma interest expense by $613,000.

(d) To reflect the estimated tax effect of the pro forma adjustments.

(e) Excludes the impact of one-time charges directly related to the Spinoff and the early extinguishment of debt of $9.3 million ($5.6 million net of tax).

(f) Pro forma earnings per share is computed on an estimated 20.8 million shares of GenTek Common Stock and Class B Common Stock to be issued in the Spinoff.

                              THE GENTEK BUSINESS:
                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

           The GenTek Business' manufacturing segment accounted for approximately 29% of the GenTek Business' revenues in each of 1998 and 1997, and the performance products segment accounted for approximately 71% of revenues in each of 1998 and 1997. The acquisitions of Defiance and Noma in 1999 have significantly increased the revenues generated by the manufacturing segment of the GenTek Business. On a pro forma basis giving effect to these acquisitions, the manufacturing segment would have accounted for approximately 61% of the GenTek Business' revenues in 1998, with the performance products segment accounting for the other 39%.

           Since 1997, the GenTek Business has made various strategic acquisitions:

                In April 1999, it acquired Noma in a transaction that values its equity at approximately $220 million (C$330 million). Noma is a leading North American producer of insulated wire and wire-related products for the automotive, appliance and electronic industries.

                In February 1999, it acquired Defiance, a leading manufacturer of specialty antifriction bearings for the transportation industry and a provider of vehicle testing services, tooling design and preproduction dies and components primarily for the automotive industry.

                In April 1998, it acquired Reheis, Inc. ("Reheis"), a worldwide leader in the manufacture of the active chemical ingredients in antiperspirants and over-the-counter antacids.

                In February 1998, it acquired Sandco Automotive Ltd. ("Sandco Automotive"), a Canadian manufacturer of stamped automobile engine components, principally rocker arms and roller followers.

                In July 1997, it acquired Peridot Holdings Inc. ("Peridot"), a leading manufacturer and supplier of sulfuric acid and water treatment chemicals for the industrial, pharmaceutical, water treatment, pulp and paper and electronics markets. Peridot has since been merged into a subsidiary of the GenTek Business.

           Defiance, Reheis, Peridot and Sandco Automotive, with combined annual revenues of nearly $200 million, have significantly expanded the GenTek Business' portfolio of assets. Noma, with 1998 revenues of C$398.4 million (or $265 million), adds significant scale and scope to the GenTek Business' manufacturing segment, providing an additional platform for future growth. In particular, Noma further expands the GenTek Business' product offerings to the automotive industry and provides access to Noma's blue-chip customer base in the growing consumer appliance and electronic markets. These acquisitions have been funded through existing cash and borrowings under General Chemical Group's credit facility.

Results of Operations

           The following table sets forth the statement of operations data of the GenTek Business for the three years ended December 31, 1998, and the percentage of the net revenues of the GenTek Business for the relevant period presented.

                                                                 Years Ended December 31,
                                         -------------------------------------------------------------------------
                                                   1996                        1997                 1998
                                         ---------------------------  -----------------------  -------------------
                                                                   (Dollars in millions)

Net revenues .......................      $  330.1         100%       $368.5       100%       $443.9        100%
Cost of sales ......................         229.2          69         251.9        68         326.6(1)      74
                                          --------         ---        ------       ---        ------        ---
Gross profit .......................         100.9          31         116.6        32         117.3         26
Selling, general and  administrative
    expense ........................          52.2(2)       16          49.1        13          65.6(3)      14
                                          --------         ---        ------       ---        ------        ---
Operating profit ...................          48.7          15          67.5        19          51.7         12
Interest expense ...................          10.7           3           8.9         2          14.6          3
Interest income ....................           1.4         --            1.5       --            1.2        --
Foreign currency transaction                                                                                --
    (gains)/losses .................           (.1)        --             .4       --             .6
Other expense, net .................            .3         --             .3       --             .3        --
                                          --------         ---        ------       ---        ------        ---
Income from continuing operations
    before income taxes and
    extraordinary item .............          39.2          12          59.5        16          37.3          9
Income tax provision ...............          18.4           6          26.2         7          (3.7)(4)    --
                                          --------         ---        ------       ---        ------        ---
Income from continuing operations
    before extraordinary item ......          20.8           6          33.3         9          41.1          9
Income from discontinued
    operations .....................          25.8           8          23.0         6          10.3          2
                                          --------         ---        ------       ---        ------        ---
Income before extraordinary
    operations .....................          46.6          14          56.3        15          51.4         11
Extraordinary item-loss from
    extinguishment of debt
   (net of tax) ...................            --           --            --        --           3.7        --
                                          --------         ---        ------       ---        ------        ---
Net income .........................      $   46.6          14%       $ 56.3        15%       $ 47.7         11%
                                          --------         ---        ------       ---        ------        ---
                                          --------         ---        ------       ---        ------        ---


--------------------
Note:  Amounts may not total due to rounding.

(1) Includes a one-time charge of $12.1 million ($7.6 million after tax) primarily due to an asset impairment writedown for two of the General Chemical Group's manufacturing facilities.
(2) Includes a one-time charge of $6.8 million ($4.1 million after-tax) due primarily to awards made under a restricted unit plan, which replaced certain prior equity programs.
(3) Includes incremental accruals of $9.8 million ($5.9 million after tax) principally related to litigation and environmental spending.
(4) Includes a nonrecurring gain of $19.5 million related to an income tax settlement.

      1998 Compared with 1997

           Net revenues were $443.9 million for 1998 compared with $368.5 million for 1997. This increase was due to higher sales in both the manufacturing and performance products segments. The increase in sales of the manufacturing segment reflects higher unit volumes. The increase in sales of the performance products segment was due to the acquisitions of Reheis and Peridot.

           Gross profit of $117.3 million was $.7 million above the prior year's level. This increase was principally due to increases in sales resulting from acquired businesses in the performance products segment and higher volumes in the manufacturing segment, partially offset by a one-time charge of $12.1 million recorded in 1998, principally related to an asset impairment writedown for two of the GenTek Business' manufacturing facilities. Excluding the effect of one-time charges, gross profit as a percentage of sales was 29% for 1998 versus 32% for 1997, primarily due to the lower margins of the acquired businesses.

           Selling, general and administrative expense as a percentage of net revenues was 14% in 1998 versus 13% for 1997. This increase was principally due to incremental accruals of $9.8 million in 1998 principally related to litigation and environmental spending.

           Interest expense increased by $5.7 million in 1998 from 1997 due to higher outstanding debt balances as a result of acquisitions.

           Income from the Industrial Chemicals Business, recorded as discontinued operations, was $10.3 million for 1998 versus $23.0 million for 1997. This decrease was due to weaker pricing and lower export soda ash volumes to Asia.

           Net income was $47.7 million for 1998 versus $56.3 million for 1997. This decrease was due to the foregoing reasons and a $3.7 million extraordinary item related to the early extinguishment of debt, substantially offset by a nonrecurring gain of $19.5 million related to an income tax settlement.

      1997 Compared with 1996

           Net revenues were $368.5 million for 1997 compared with $330.1 million for 1996, representing an increase of 12%. Approximately half of this increase was due to higher sales of the performance products segment as the result of the acquisition of Peridot on July 1, 1997. The other half of the increase was due to higher manufacturing segment sales as a result of increased volumes and product mix improvements toward higher-value-added automotive engine components.

           Gross profit of $116.6 million for 1997 was $15.7 million, or 16%, higher than the prior year level, principally due to the above-mentioned higher sales levels. Gross profit as a percentage of sales was 32%, essentially at the prior year level.

           Selling, general and administrative expense as a percentage of net revenues decreased from 16% in 1996 to 13% in 1997. This decrease was principally due to the recording of a one-time charge in 1996 of $6.8 million related primarily to a new General Chemical Group restricted unit plan which replaced certain prior equity programs.

           The $1.8 million decrease in interest expense for 1997 compared with 1996 was primarily due to lower outstanding debt balances during the first six months of 1997.

           Income from the Industrial Chemicals Business, recorded as discontinued operations, was $23.0 million for 1997 versus $25.8 million for 1996. This decrease was principally due to lower pricing for soda ash and calcium chloride.

Liquidity and Capital Resources

           Cash and cash equivalents were $61.3 million at December 31, 1998 as compared with $20.4 million at December 31, 1997 and $50.1 million at December 31, 1996. During 1998, the GenTek Business generated cash flow from continuing operations of $57.3 million. Cash of $103.4 million was used for investing activities, including $90.9 million used for acquisitions and $33.7 million for capital expenditures.

           Since 1997, the GenTek Business has made various strategic acquisitions: Peridot in July 1997; Sandco Automotive in February 1998; Reheis in April 1998; Defiance in February 1999; and Noma in April 1999. For a description of these businesses, see "The GenTek Business." The GenTek Business has financed these acquisitions through existing cash and bank borrowings. The acquisition of Noma for approximately $220 million (C$330 million) is being financed entirely by borrowings under General Chemical Group's credit facility.

           Management anticipates that, excluding the impact of the acquisitions of Noma and Defiance, the capital spending level for 1999 will approximate the prior-year level. Currently, management expects that capital spending for Noma and Defiance in 1999 will be consistent with their 1998 year levels. Management believes that the GenTek Business' cash flows will be sufficient to cover its future interest expense, capital expenditures and working capital requirements. GenTek will use proceeds of borrowings under the GenTek Financing Facility to finance future acquisitions and investments (other than the proceeds of the initial borrowings which will be used to repay a portion of General Chemical Group's existing borrowings from third parties). In the event the GenTek Business identifies additional acquisition candidates, however, the GenTek Business' current sources of liquidity may not be adequate. Accordingly, GenTek may issue additional equity or debt securities, subject to market conditions. General Chemical Group believes that, as a result of the Spinoff, GenTek may be able to use its stock as acquisition currency. See "The Spinoff--Reasons for the Spinoff" and "The GenTek Business--Strategy."

           To reflect the independent status of GenTek and New GCG after the Spinoff, GenTek will have its own separate financing facilities. The proceeds of the initial borrowings under the GenTek Financing Facility and the New GCG Financing Facilities will be used to repay a portion of General Chemical Group's existing borrowings from third parties, including debt incurred and assumed in connection with the recent acquisition of Noma. General Chemical Group is currently finalizing the terms of these financing facilities with banks and other financial institutions and expects that these facilities will be in place on or prior to the Spinoff Date.

           The specific terms of the GenTek Financing will depend on, among other things, the market conditions for debt financing at the time of the Spinoff. The pro forma financial statements for GenTek included in this Information Statement have been prepared on the assumption that borrowings under the GenTek Financing Facility will bear interest at an annual rate of 7%, which is an assumption that management believes is reasonable for purposes of preparing the pro forma financial statements. By comparison, the 1998 weighted average interest rate for borrowings by General Chemical Group was 7.9%. Management expects that the GenTek Financing Facility will impose operating and financial restrictions on GenTek, including limitations on its ability to incur additional indebtedness, pay dividends or make distributions in respect of the Common Stock, create liens, or consolidate, merge or sell their assets. In addition, it is expected that GenTek will be required to comply with specified financial covenants and ratios.

           At this time, management expects that the GenTek Financing Facility will be for about $550 million, of which approximately $490 million will be funded on or about the Spinoff Date, including approximately $240 million of borrowings related to the acquisition of Noma. It is expected that $60 million will be available for borrowings after the Spinoff.

The Noma Acquisition

           General Chemical Group recently acquired all of the stock of Noma in a transaction that values its equity at approximately $220 million (C$330 million). General Chemical Group, through its tender offer which closed on April 6, purchased 95% of Noma's outstanding shares. The remaining shares of Noma are being acquired through the amalgamation of Noma with General Chemical Group's wholly-owned subsidiary, Noma Acquisition Corp., pursuant to an expedited procedure available for holders of greater than 90% of shares of a company. Noma will be part of the manufacturing segment of the GenTek Business. The purchase price for Noma has been financed entirely by borrowings under General Chemical Group's credit facility.

           Set forth below are the summary statement of operations data of Noma (determined according to Canadian GAAP):


                                                                 December 31, 1998
                                      ---------------------------------------------------------------
                                            1996            1997           1998            1998
                                        ----------        ---------      -------          ------
                                                        (C$ in thousands)                 (US$)(1)

Sales .............................      $ 333,781       $ 360,259       $ 398,421       $ 268,536
Costs and expenses(2) .............        301,885         323,858         362,030         244,008
Earnings before income taxes ......         31,896          36,401          36,391          24,528
Earnings from continuing operations         19,135          23,505          24,491          16,507
Loss from discontinued operations .        (64,601)         (1,532)         (1,007)           (679)
                                         ---------        --------       ---------        --------
Net earnings (loss) ...............      $ (45,466)       $ 21,973       $  23,484        US$15,828
                                         ---------        --------       ---------        --------
                                         ---------        --------       ---------        --------

---------
(1) Translated into U.S. dollars based on the rate of C$1.48 = U.S.$1.00, the average monthly C$/US$ exchange rate in 1998.

(2) Includes cost of sales, selling and administrative expenses, depreciation and amortization, and interest expense. Amount in 1998 includes a one-time charge of C$6.1 million. See Consolidated Financial Statements of Noma Industries Limited in Annex B of this Information Statement.

Year 2000 Issue

           General Chemical Group has implemented a program to assess, mitigate and remediate the potential impact of the Year 2000 problem throughout the GenTek and Industrial Chemicals Businesses. A Year 2000 problem can occur where date-sensitive software uses two digit year date fields, sorting the Year 2000 ("00") before the Year 1999 ("99"). The Year 2000 problem can arise in hardware, software, or any other equipment or process that uses embedded software or other technology. The failure of such systems to properly recognize dates after December 31, 1999 could result in data corruption and processing errors.

           Following the Spinoff, GenTek will provide the Industrial Chemicals Business with MIS and MIS-supported functions, including MIS personnel, hardware and software on a service contract basis. This service contract will remain in effect through approximately December 2001. During this period,

GenTek will provide to New GCG the services related to the mitigation and remediation of the potential impact of Year 2000 problems on the Industrial Chemicals Business.

           General Chemical Group completed its assessment of its Year 2000 compliance status for the GenTek Business and the Industrial Chemicals Business in early 1998 and began work on its remediation program immediately thereafter. General Chemical Group's remediation program has been structured to address its information and non-information technology hardware, software, facilities and equipment (collectively, "Systems"). Based on current estimates, GenTek expects to spend approximately $1.0 million to replace or reprogram existing Systems for both the GenTek and Industrial Chemicals Businesses and complete its Year 2000 compliance program. As of December 31, 1998, approximately $0.8 million of such amount had been spent. Management expects all material Systems to be Year 2000 compliant by March 31, 1999 and substantially all Systems to be Year 2000 compliant by December 31, 1999. In the event that GenTek's material Systems are not Year 2000 compliant, GenTek may experience reductions or interruptions in operations which could have a material adverse effect on GenTek's results of operations.

           In addition, General Chemical Group has implemented a program to determine the Year 2000 compliance status of its material vendors, suppliers, service providers and customers, including the railroad and trucking companies used to ship its products or to transport raw materials to its manufacturing facilities. Based on currently available information, GenTek does not anticipate any material impact to GenTek based on the failure of such third parties to be Year 2000 compliant. However, the process of evaluating the Year 2000 compliance status of material third parties is continually ongoing and, therefore, no guaranty or warranty can be made as to such third parties' future compliance status or its potential effect on the GenTek Business. General Chemical Group believes there exists a sufficient number of suppliers of raw materials for the GenTek Business so that if any supplier is unable to deliver raw materials due to Year 2000 problems, alternate sources will be available and that any supply interruption will not be material to the GenTek Business. There can be no assurances, however, that the GenTek Business would be able to obtain all of its supply requirements from such alternate sources in a timely manner or on terms comparable with those of its current suppliers. If the railroads or trucking companies that ship its products or raw materials fail to be Year 2000 compliant, the GenTek Business may not be able to arrange alternative and timely means to ship its goods or raw materials, which could lead to interruptions or slowdowns in its business. GenTek is preparing for the possible use of alternative suppliers and means of transportation, possible adjustment of raw material and product inventory levels and contingencies with respect to potential energy source interruptions, all in an effort to minimize the effects, if any, of Year 2000 related interruptions or slowdowns caused by suppliers and transporters.

           Before proceeding with the acquisitions of Defiance and Noma and as part of its acquisition-related due diligence, the GenTek Business reviewed Year 2000-related concerns for Defiance and Noma and received assurances from their respective managements that their businesses are, or prior to year-end 1999 will be, materially Year 2000 compliant. As part of its pre-acquisition due diligence, the GenTek Business reviewed, for Defiance, the assessments and reports prepared by its outside consultants and, for Noma, the periodic internal reports prepared by its MIS personnel for senior management. The GenTek Business began its own Year 2000 assessment for Defiance following the closing of its acquisition and expects to begin promptly its Year 2000 assessment for Noma. In the event that the material systems of Defiance or Noma are not Year 2000 compliant, the affected company may experience reductions or interruptions in operations which could have a material adverse effect on the results of operations or financial condition of the GenTek Business.


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Qualitative and Quantitative Disclosures about Market Risk

           The GenTek Business' cash flows and earnings are subject to fluctuations resulting from changes in interest rates and changes in foreign currency exchange rates and the GenTek Business selectively uses financial instruments to manage these risks. The GenTek Business' objective in managing its exposure to changes in foreign currency exchange rates and interest rates is to reduce volatility on earnings and cash flow associated with such changes. The GenTek Business has not entered, and does not intend to enter, into financial instruments for speculation or trading purposes. Additional information regarding the GenTek Business' financial instruments is contained in Note 14 to the General Chemical Group (to be GenTek after the Spinoff) Consolidated Financial Statements.

           The GenTek Business measures the market risk related to its holding of financial instruments based on changes in interest rates and foreign currency rates using a sensitivity analysis. The sensitivity analysis measures the potential loss in fair values, cash flows and earnings based on a hypothetical 10% change in interest and currency exchange rates. The GenTek Business used current market rates on its debt and derivative portfolio to perform the sensitivity analysis. Such analysis indicates that a hypothetical 10% change in interest rates or foreign currency exchange rates would not have a material impact on the fair values, cash flows or earnings of the GenTek Business. However, the recent acquisition of Noma could have a material impact on the GenTek Business' exposure in the future to fluctuations in the C$/US$ exchange rate.

Environmental Matters

           The GenTek Business' various manufacturing operations, which have been conducted at a number of facilities for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S., Canada and Ireland. General Chemical Group believes that the GenTek Business is in substantial compliance with such laws and regulations. However, as a result of its operations, the GenTek Business is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. Based on information available at this time with respect to potential liability involving these proceedings and inquiries, General Chemical Group believes that any such liability would not have a material adverse effect on the financial position or results of operations of the GenTek Business. However, modifications or changes in enforcement of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, or the discovery of additional or unknown environmental contamination could require expenditures which might be material to the financial position or results of operations of the GenTek Business. See also "The GenTek Business--Environmental Matters."

           The GenTek Business' accruals for environmental liabilities are recorded based on current interpretation of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. At both December 31, 1998 and 1997, accruals for environmental matters were $20.1 million and $16.2 million, respectively, which do not reflect any accruals for Noma or Defiance. The GenTek Business maintains a comprehensive insurance program, including customary comprehensive general liability insurance for bodily injury and property damage caused by various activities and occurrences and significant excess coverage to insure against catastrophic occurrences. However, it does not maintain any insurance other than as described above for potential liabilities related specifically to remediation of existing or future environmental contamination, if any.


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           The GenTek Business has an established program to ensure that its facilities comply with environmental laws and regulations. Expenditures made pursuant to this program for 1998 approximated $11.7 million (of which approximately $1.0 million represented capital expenditures and approximately $10.7 million related to ongoing operations and the management and remediation of potential environmental contamination from prior operations). Expenditures for 1997 approximated $7.1 million (of which approximately $1.6 million represented capital expenditures and approximately $5.5 million related to ongoing operations and the management and remediation of potential environmental contamination from prior operations). Management expects similar expenditures in 1999 for the GenTek Business, other than with respect to Noma and Defiance, to be in the range of $9.0 million to $11.0 million. The GenTek Business is currently evaluating the additional capital expenditures that will be required for Noma and Defiance. In addition, if environmental laws and regulations affecting the GenTek Business' operations become more stringent, the GenTek Business' costs for environmental compliance may increase above such range.

Other Matters

           In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The GenTek Business is required to adopt FAS 133 for its fiscal year beginning after June 15, 1999. The GenTek Business does not expect that the adoption of FAS 133 will have a material effect on its results of operations or financial condition.

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                               THE GENTEK BUSINESS

General

           Following the Spinoff, GenTek will own and operate the GenTek Business, a diversified manufacturer of industrial components and performance chemicals. The GenTek Business consists of the manufacturing and performance products segments of General Chemical Group.

           The GenTek Business' manufacturing segment specializes in the manufacture of stamped and machined rocker arms, roller rocker arms, roller followers and other precision, highly engineered components for the automotive and industrial markets. The principal customers of these products are DaimlerChrysler, Ford and General Motors. The manufacturing segment also produces fluid-handling equipment for the automotive service market and for industrial applications. The manufacturing segment is currently undergoing a significant expansion to accommodate new business awarded by U.S. auto manufacturers, as well as pursuing business in markets outside the United States.

           General Chemical Group recently acquired Defiance, a manufacturer of specialty antifriction bearings for the transportation industry and a provider of vehicle testing services, tooling design and preproduction dies and components primarily for the automotive industry. This acquisition allows for a more complete product offering of valve-train-related engine components to the automotive industry.

           General Chemical Group recently acquired Noma, a leading North American producer of insulated wire and wire-related products for the automotive, appliance and electronic industries. Noma adds significant scale and scope to the GenTek Business' manufacturing segment, providing an additional platform for future growth. In particular, Noma further expands the GenTek Business' product offerings to the automotive industry and provides access to Noma's blue-chip customer base in the growing consumer appliance and electronic market.

           The GenTek Business' performance products segment provides a broad range of value-added products and services to four principal markets:
           Pharmaceutical and Personal Care, Environmental, Technology and Chemical Processing. Its principal products include anti-perspirant and antacid active ingredients, water treatment chemicals, specialty agrichemicals, advanced lithographic printing plates and related pressroom chemicals, ultra-high-purity electronic chemicals, and a range of chemical intermediates used in photographic, pulp and paper and other applications. The GenTek Business also provides "closed loop" sulfuric acid regeneration services, which significantly reduce the waste streams generated by certain refineries and chemical plants.

Strategy

           The GenTek Business has built a strong customer base and enjoys a significant market share for a majority of its product lines in both the manufacturing and performance products segments. General Chemical Group believes that the GenTek Business' strong market positions result from its competitive strengths: its high-quality products and customer service; its technological, marketing and distribution expertise; its low-cost manufacturing; and the transactional and turnaround experience of its management. These strengths provide an important foundation for future growth.


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           The GenTek Business aims to build on these strengths and create additional shareholder value through a combination of value-enhancing acquisitions and internal growth. These initiatives are discussed in more detail throughout this section:

           Pursue Value-Enhancing Acquisitions and Investments. The GenTek Business intends to pursue a broad range of value-enhancing transactions, including acquisitions of, or investments in, both related and unrelated businesses. The GenTek Business will target acquisitions and investments that will create value and enhance cash flow and earnings through the application of management's unique blend of market focus, restructuring, turnaround and cost reduction capabilities. The GenTek Business may also dispose of selected businesses from time to time that do not meet its targeted return, profitability or strategic objectives. Where GenTek disposes of businesses, it may attempt to structure the sale in a manner that provides it with an equity interest, controlling or otherwise, in the acquiring entity. Cash proceeds are expected to be retained by GenTek and reinvested or used to finance acquisitions.

           Since 1997, General Chemical Group has made various strategic acquisitions: Noma, Defiance, Reheis, Peridot and Sandco Automotive. GenTek believes that its recent acquisitions, combined with others to be made in the future, will help to expand its market leadership positions and provide new growth opportunities. Consistent with its strategy, the GenTek Business is currently reviewing a number of potential acquisitions and investments. However, the GenTek Business currently has no commitments, understandings, or arrangements with respect to any specific acquisitions.

           In implementing its strategy, GenTek expects to capitalize on its relationship with Latona Associates Inc. ("Latona"), a management company, which provides the GenTek Business with strategic management, business and financial advisory services. Similar to the current arrangements with General Chemical Group, Latona will also continue to provide the GenTek Business with a full range of merger and acquisition advisory services, including the identification, structuring and negotiation of suitable acquisitions, divestitures and other value-enhancing corporate transactions. Management believes that Latona's relationships, experience in identifying acquisition opportunities and the extensive knowledge of Latona's personnel with respect to the GenTek Business will be of significant advantage to GenTek in developing and executing its acquisition and growth strategy. See "Certain Relationships and Affiliate Transactions."

           Capitalize on Favorable Market Trends. Management believes that the current markets served by the GenTek Business will present a number of attractive growth opportunities. For example, management expects that the GenTek Business' water treatment products will benefit from stricter Federal drinking water requirements, which include higher total organic carbon and solids removal standards. The GenTek Business' sulfuric acid regeneration services, which help refineries produce cleaner burning gasoline and reduce waste streams, should benefit from stricter state and Federal gasoline standards. For its personal care and pharmaceutical products, the GenTek Business expects to capitalize on growth opportunities in Europe where consumer acceptance of antiperspirant products continues to increase. The GenTek Business is also pursuing opportunities to increase its pharmaceutical intermediates business and take advantage of the growing trend by pharmaceutical companies to outsource manufacturing of intermediates and other pharmaceutical components. In the manufacturing segment, over the past several years, the GenTek Business' U.S. market share has significantly increased due to the successful introduction of highly engineered stamped engine components which provided customers with a lower cost alternative to existing products offered by GenTek's competitors. These volume gains have been further boosted by the growing popularity of overhead cam engine technology, a trend management expects will continue in the future. As a complement to the U.S. business, the GenTek Business is also pursuing international opportunities in the motor vehicle market.


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           Expand and Diversify Product Lines. The GenTek Business has recently launched a number of new products which it believes will enhance profitability. For example, Al+Clear'r', a new agrichemical product, improves poultry-house sanitation and productivity and, in addition, benefits the environment by aiding in the control of phosphorus runoff into rivers, streams, lakes and other bodies of water. With current annual U.S. poultry production today exceeding seven billion broilers, the GenTek Business believes that Al+Clear'r' presents a significant growth opportunity in the poultry market as well as in related markets, such as swine, dairy and egg-laying. In addition, the GenTek Business recently introduced Prisma'TM', a new computer-to-plate ("CTP") printing system, which enables printers to reduce labor and material costs and achieve exceptional print quality. The GenTek Business has increased the purity of many of its electronic grade chemicals and developed and produced a new line of coagulants and coagulant aids for its water treatment chemicals product line. Management believes that these new products, as well as other products currently being developed, present significant growth opportunities for the GenTek business.

           Continue to Improve Operating Efficiency. The GenTek Business continually seeks opportunities to reduce operating costs. Ongoing efforts to improve operating efficiency have resulted in average operating profit margins of approximately 17% over the past five years. The GenTek Business is currently evaluating additional cost reduction alternatives, such as cogeneration opportunities, the use of alternative raw materials, and investments in new equipment to further reduce plant costs and increase throughput.

Manufacturing Segment

           The GenTek Business' manufacturing segment is a diversified producer of industrial components, including stamped and machined metal components for use in automotive and industrial markets, specialty antifriction bearings and fluid transport and handling equipment for the automotive service market and for industrial applications.

           General Chemical Group, through its tender offer which closed on April 6, 1999, acquired approximately 95% of shares of Noma, a leading North American producer of insulated wire and wire-related products. The remaining shares of Noma are being acquired through the amalgamation of Noma with General Chemical Group's wholly-owned subsidiary, Noma Acquisition Corp., pursuant to an expedited procedure available for holders of greater than 90% of shares of a company.

      Automotive

           The GenTek Business' stamped and machined engine components improve engine efficiency by reducing engine friction and component mass. These components are used in the increasingly popular single and double overhead cam
(OHC) engines which power cars, light trucks and sport utility vehicles (such as Ford Expedition and F-150, Lincoln Navigator and DaimlerChrysler Minivan). The increased use of these OHC engines has resulted in significant volume growth through market share gains, as vehicle manufacturers are able to obtain better fuel economy and higher horsepower using OHC engines. Management believes that this OHC trend will continue. Additionally, the GenTek Business has participated in the automakers' conversion of traditional overhead valve engines to reduced-friction valve train components (using bearings) to obtain some of the efficiency of OHC engines. The manufacturing segment's products compare favorably with other technologies by providing comparable performance characteristics at a lower delivered cost. This reduced cost is a function of lower raw material cost as well as lower machining cost. In addition, these products have received increased acceptance as automakers strive to reduce vehicle weight and improve performance at a reasonable cost.


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           In February, 1999, General Chemical Group acquired Defiance, a manufacturer of specialty antifriction bearings for the transportation industry and a provider of vehicle testing services, tooling design and preproduction dies and components primarily for the automotive industry. Defiance's bearings are used primarily in the valve trains of automotive and truck engines. In addition, Defiance manufactures production-intent prototype metal parts which are used by its customers for prototype and short production runs of automotive systems.

           Defiance's testing and tooling services group provides computer-aided design, engineering and simulation services for automotive structural and mechanical systems. Defiance provides services on a wide range of systems from single sub-systems, such as chassis, suspensions, seats and seating assemblies, to entire vehicles. Defiance's engineering and simulation services provide customers with finite element modeling, kinematics, crash and variation simulation analyses, experimental dynamics and vehicle development programs, and allows its customers to test their automotive products for durability, stress, noise, vibration and environmental considerations.

      Industrial

           GenTek's fluid transport and handling equipment is used in the automotive service industry (by customers such as Jiffy Lube and automotive service bays in tire stores and auto dealerships) as well as in the machine tool industry (primarily for delivering cutting fluids to the cutting surface in metal-cutting equipment manufactured by such companies as Bridgeport, Mori
Seiki and Cincinnati Milicron). The GenTek Business' long history and in-depth applications knowledge have positioned the company as a high-quality producer with a solid reputation among end users and systems integrators. The GenTek Business also produces stamped and machined metal products and components for a wide range of industrial applications, such as machine cranks, hose reels, metal fasteners and components for bulldozer treads.

      Noma Industries Limited

           Noma, based in Toronto, Ontario, is a leading North American producer of insulated copper wire and wire-related products. Noma's products are used by a wide range of manufacturers in the automotive, appliance and electronic component industries and include: wire harnesses, ignition cables, molded parts, power cords, small and major appliance harnesses, electrical switches and a wide array of single-and-multi-conductor wire and cable products. With modern production facilities in Canada, the United States and Mexico, Noma offers fully integrated design, engineering and manufacturing capabilities.

           In the automotive sector, Noma is a supplier of electrical components to the OEM and aftermarket segments of the North American motor vehicle markets; the Company's product line includes wire harnesses, ignition cables, molded parts, electro-mechanical assemblies, engine block heaters, battery blankets and various electrical switches. For the appliance and electronic markets, Noma designs, engineers and manufactures wire harnesses and power cords for office and other electronic equipment, as well as for large and small appliances. Noma produces a wide variety of single-and-multi-conductor wire and cable products for industrial, commercial and residential construction and OEM applications. End market product applications for OEM's include cordsets, harnesses, water products (pump cable), irrigation and electric motors.


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      Suppliers; Customers

           The GenTek Business purchases its major raw materials for its manufacturing segment from a number of suppliers and believes that these raw materials will be available in sufficient supply on a competitive basis for the foreseeable future. In addition, management believes that alternative sources are available to fulfill the manufacturing segment's major raw material requirements.

           The manufacturing segment sells primarily to the automotive industry, including DaimlerChrysler, Ford and General Motors. Automotive manufacturers generally award business to their suppliers by individual engine line, often for multiple-model years. The loss of any individual engine line contract would not be material to the GenTek Business. However, the loss by GenTek of any one of these customers in its entirety, an economic downturn in the automotive industry as a whole or other events (e.g., labor disruptions) resulting in significantly reduced operations of any of these customers could have a material adverse impact on the results of the GenTek Business' manufacturing segment. None of these customers accounted for 10% or more of the revenues of the GenTek Business in 1998. In addition, the Noma and Defiance acquisitions will further diversify the customer base of the manufacturing segment.

      Seasonality; Backlogs; Competition

           The manufacturing segment's business is generally not seasonal. Due to the nature of its business, there are no significant backlogs.

           The GenTek Business' manufacturing segment competes with other automotive engine component manufacturers based on a number of factors including design and engineering capabilities, quality, price and delivery terms. Competitors include Eaton, Hitchiner, INA, Ingersoll-Rand and captive OEMs.

Performance Products Segment

      Products and Services

           The GenTek Business' performance products segment provides a broad range of value-added products and services to four principal market segments:
Pharmaceutical and Personal Care, Environmental, Technology and Chemical Processing. Its principal products include antiperspirant and antacid active ingredients, water treatment chemicals, specialty agrichemicals, advanced lithographic printing plates and related pressroom chemicals, ultra-high-purity electronic chemicals, and a range of chemical intermediates used in photographic, pulp and paper and other applications. The GenTek Business also provides "closed loop" sulfuric acid regeneration services, which significantly reduce the waste streams generated by certain refineries and chemical plants.

           The GenTek Business' activities in each of its principal market segments are discussed below.

           Pharmaceutical and Personal Care. The GenTek Business is a leading supplier of the active chemical ingredients used in the manufacture of over-the-counter ("OTC") antacids and antiperspirants, and also supplies active ingredients used in prescription pharmaceuticals, nutritional supplements, nutraceuticals, veterinary health products and personal care products. Its product line includes aluminum and zirconium complexes for use in antiperspirants; aluminum hydroxide and magnesium hydroxide blends used in OTC antacids for acid-neutralization; high-purity aluminum hydroxide for use as veterinary and human vaccine adjuvants; potassium chloride used in electrolyte replacement medications


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and intravenous solutions; pharmaceutical-grade aluminum chloride; sodium nitrite used as a reactant in the production of artificial sweeteners; and pharmaceutical-grade sulfuric acid used in the production of vitamin C tablets.

           The GenTek Business maintains leadership positions in many of its pharmaceutical and personal care products. In antiperspirant actives, for example, it has introduced more than 25 new products or product categories over the last six years. Recent new product introductions have included nonresidue-forming antiperspirant actives designed for the growing clear stick/gel antiperspirant market and a line of antiperspirant active ingredients designed to appeal to European consumer preferences. Based on the capabilities of the GenTek Business' research and development team and the numerous U.S. and foreign patents awarded to the GenTek Business, management believes that the GenTek Business is the technical leader in the antiperspirant actives industry.

           Environmental. The GenTek Business supplies a broad range of products and services designed to address the important environmental issues confronting the company's customers. These value-added products and services provide cleaner-burning gasoline and cleaner drinking water; restore algae-infested lakes; reduce damaging phosphorous runoff from agricultural operations; and significantly reduce industrial waste streams.

           The GenTek Business' water treatment products consist primarily of aluminum sulfate ("alum"), polymer-based enhanced coagulants, and sodium and ammonia salts and sulfites. With a network of 34 plants strategically located throughout the United States and Canada, the GenTek Business is the largest North American producer of alum, which is used as a coagulant in potable water and waste water treatment applications, and a leading supplier of flocculents (a polymer-based material used for settling and/or separating solids from liquids).

           With the assistance of the company's Technical Center in Syracuse, New York, the GenTek Business recently introduced Al+Clear'r', an agrichemical product for the poultry market. When applied to the litter in poultry houses, Al+Clear'r' not only improves sanitation and productivity, but also benefits the environment by aiding in the control of phosphorous runoff. Phosphorous runoff from agricultural activities has been linked to contamination in lakes, rivers, streams and other water bodies.

           In the environmental market, the GenTek Business also provides sulfuric acid regeneration services to the refining and chemical industries, and markets pollution abatement and sulfur recovery services to selected refinery customers. Refineries use sulfuric acid as a catalyst in the production of alkylate, a gasoline blending component with favorable performance and environmental properties. The alkylation process contaminates and dilutes the sulfuric acid, thereby creating the need to dispose of or regenerate the contaminated acid. The GenTek Business transports the contaminated acid back to the company's facilities for recycling and redelivers the fresh, recycled acid back to customers. This "closed loop" process offers customers significant savings versus alternative disposal methods and also benefits the environment by significantly reducing refineries' waste streams. Similar regeneration services are provided to manufacturers of ion exchange resins and silicone polymers. The GenTek Business is expanding its pollution abatement services of treating and removing other waste streams generated by refineries, including hydrogen sulfide and sulfur dioxide.

           Technology. In the technology market, the GenTek Business provides CTP technology and bi-metal lithographic printing plates for high-quality commercial printing applications, as well as ultra-high-purity electronic chemicals for the semiconductor industry.



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           A GenTek Business subsidiary, Printing Developments Inc. ("PDI"), recently introduced its Prisma'TM' CTP technology which allows printers to transfer computer images directly to digitally imageable printing plates, thereby eliminating intermediate film processing and reducing labor and material costs. PDI's proprietary bi-metal plating system provides sharper color reproduction, greater durability and superior on-press economics relative to the polymer plates offered by other industry participants.

           The GenTek Business' electronic chemicals include ultra-high-purity acids, caustics and etchants for use in the manufacture of semiconductor processing chips. Within the past two years, the GenTek Business completed construction of a new plant that produces ultra-high-purity sulfuric acid with impurities measured in the parts-per-trillion range. In addition, the GenTek Business is the exclusive U.S. licensee for the manufacture and sale of Spinetch'TM' etchants, a proprietary product line developed by Merck KgA of Germany. Sales of the Spinetch'TM' etchants are not material for the GenTek Business at this time.

           Chemical Processing. The GenTek Business manufactures a broad range of products that serve as chemical intermediates in the production of such everyday products as newspapers, tires, paints, dyes and carpets. The company is a leading producer of alum and polymer-based enhanced coagulants used in paper manufacturing to impart water resistance. The GenTek Business' sodium and ammonia sulfites are commonly used to produce fixing and developing solutions for conventional film and x-ray processing. Sodium nitrite, of which the GenTek Business is one of only two North American producers, is primarily used as a reactant in the manufacture of dyes, pigments and rubber processing chemicals. Additional chemical intermediate products include potassium fluoride and fluoborate derivatives sold into the metal treatment, agrichemical, surfactant and analytical reagent markets. The GenTek Business also produces sulfuric acid, which is used in the manufacture of titanium pigments, fertilizers, synthetic fibers, steel, petroleum and paper, as well as many other products.

      Availability of Resources

           The performance products segment's competitive cost position and high-quality products are in part attributable to its control of certain raw materials that serve as the feedstocks for many of its products. For its sulfuric acid regeneration business, the GenTek Business has the ability to manufacture sulfur dioxide and sulfuric acid relatively inexpensively. Sulfur dioxide is a major raw material in the manufacture of many of the GenTek Business' sodium salts and sulfites, and sulfuric acid is an important raw material in the manufacture of aluminum sulfate as well as in the manufacture of ultra-high-purity electronic chemicals. Consequently, major raw material purchases are limited primarily to sulfuric acid where it is uneconomical for the GenTek Business to supply itself due to distribution costs, soda ash (for the manufacture of sodium salts, sulfites and nitrites), bauxite and hydrate (for the manufacture of alum), sulfur (for the manufacture of sulfuric acid), and aluminum (for the manufacture of printing plates). The GenTek Business has the ability to purchase these raw materials from a number of suppliers and believes that these raw materials will be available in sufficient supply on a competitive basis for the foreseeable future.

      Competition

           Although the performance products segment generally has significant market shares in the product areas in which it competes, most of its end markets are extremely competitive. The GenTek Business' major competitors are typically segregated by end markets and include international, regional and, in some cases, small independent producers. The GenTek Business' ability to compete effectively depends on its ability to maintain competitive prices and to provide reliable and responsible service to


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its customers. General Chemical Group believes that, with certain products which have relatively higher freight costs, the proximity of the GenTek Business' production facility to the end market user is a key factor in being price competitive. In general, raising prices has been difficult over the past several years and will likely continue to be so in the near future.

           In the pharmaceuticals and personal care market, the GenTek Business competes directly with Barcroft, Giulini, Summit and Westwood. The GenTek Business' competitors in its environmental market include the refineries that perform their own sulfuric acid regeneration, as well as DuPont, Marsulex, Arch Chemical, PVS and Rhodia, which also have sulfuric acid regeneration facilities that are generally located near their major customers. In addition, the GenTek Business competes with Geo Specialty Chemicals, U.S. Aluminates and other regional players in the water treatment market. Competitors in the technology market include Kodak-Polychrome and Fuji, which also provide printing-related products. With regard to electronic chemicals, the GenTek Business' principal competitors are Ashland and Arch Chemical. Competitors in the chemical processing market include BASF, Calabrian, U.S. Salt, Kerley, Rhodia and Solvay S.A.

      Sales and Distribution

           The GenTek Business employs over 100 experienced sales, marketing, distribution and customer service personnel in its performance products segment. The sales force is divided into both a general group and several specialized groups which focus on specific products, end-users and geographic regions. This targeted approach provides the GenTek Business with insight into emerging industry trends and creates opportunities for product development.

           The sales force markets products and services both directly to end-users and indirectly through independent distributors. Generally, sulfuric acid regeneration services are sold directly to end-users, often pursuant to long-term contracts. In addition, the GenTek Business has an extensive network of independent distributors both in the United States and internationally. Distributors typically promote a full-line or focused range of products to a larger market or to a market focused on specific end-users or regions. The GenTek Business' sales contracts with its end-users and distributors are usually for one- to three-year periods.

      Customers; Seasonality; Backlogs

           The performance products segment does not have any single customer, or a small number of customers, which if lost would have a material adverse effect on the performance products segment or the GenTek Business. The business of the performance products segment is generally not seasonal. Due to the nature of the performance products segment's business, there are no significant backlogs.

Environmental Matters

           The GenTek Business' various manufacturing operations, which have been conducted at a number of facilities for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the United States, Canada and Ireland. GenTek believes that it is in substantial compliance with such laws and regulations. However, as a result of its operations, GenTek is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. These include several currently pending administrative proceedings concerning alleged environmental violations at GenTek's facilities. Based on information available at this time with respect to potential liability involving these facilities, GenTek believes that any such liability will not have a material adverse effect on its financial condition or results of operations.

However, modifications of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, or discovery of any additional or unknown environmental contamination, if any, could require capital expenditures which may be material or otherwise adversely impact GenTek's operations.

           The Comprehensive Environmental Response Compensation and
Liability Act of 1980 ("CERCLA") and similar state statutes have been construed as imposing joint and several liability on present and former owners and operators of contaminated sites and transporters and generators of hazardous substances regardless of fault. General Chemical Group has received written notice from the Environmental Protection Agency (the "EPA") that it has been identified as a potentially responsible party ("PRP") under CERCLA at three Superfund sites. General Chemical Group does not believe that its liability, if any, for these sites will be material to its results of operations or financial condition. In addition, Congress continues to consider the reauthorization of and modifications to CERCLA. Because
Congress has not yet acted with respect to CERCLA, the Company does not have sufficient information to ascertain the impact that any change might have on the GenTek Business' potential liabilities, if any.

           At any time, GenTek may be involved in proceedings with various regulatory authorities which could require GenTek to pay various fines and penalties due to violations of environmental laws and regulations at its sites, remediate contamination at some of these sites, comply with applicable standards or other requirements, or incur capital expenditures to modify certain pollution control equipment or processes at its sites. Again, although the amount of any liability that could arise with respect to these matters cannot be accurately predicted, GenTek management believes that the ultimate resolution of these matters will have no material adverse effect on GenTek's results of operations or financial condition. See also "--Legal Proceedings" below.

           Avtex Site at Front Royal, Virginia. On March 22, 1990, the EPA issued to General Chemical Group a Notice of Potential Liability pursuant to
Section 107(a) of CERCLA with respect to a site located in Front Royal, Virginia (the "Avtex Site"), owned at the time by Avtex Fibers Front Royal, Inc., which has filed for bankruptcy. A sulfuric acid plant adjacent to the main Avtex Site was previously owned and operated by the GenTek Business. On September 30, 1998, the EPA issued an administrative order under Section 106 of CERCLA (the "Order"), which requires General Chemical Group, AlliedSignal, Inc. and Avtex to undertake certain removal actions at the acid plant. On October 19, 1998, General Chemical Group delivered to the EPA written notice of its intention to comply with the Order, subject to numerous defenses. The requirements of the Order include preparation of a study to determine the extent of any contamination at the acid plant site. The GenTek Business has provided for the estimated costs of $1.6 million for these activities in its accrual for environmental liabilities relating to the Order. General Chemical Group is working cooperatively with the EPA with respect to compliance with the Order and believes that such compliance will not have a material effect on the GenTek Business' results of operations or financial condition.

Employees/Labor Relations

           At December 31, 1998, the GenTek Business, other than Defiance and Noma, had approximately 1,750 employees, of whom approximately 740 were full-time salaried employees, approximately 730 were full-time hourly employees (represented by nine different unions) and approximately 280 were hourly employees working in nonunion facilities.

           The GenTek Business' union contracts have durations which vary from two to four years. Since 1986, the GenTek Business has been involved in numerous labor negotiations, only three of which have resulted in work disruptions. During these disruptions, management operated the plants and supplied customers without interruption until the labor disruptions were settled and new contracts were agreed upon. Union contracts covering less than 10% of the GenTek Business' full-time hourly employees will be up for renewal during 1999.

           At December 31, 1998, Defiance had approximately 730 employees, approximately one-third of whom were represented by one union. Noma has reported that, as of December 31, 1998, it had approximately 4,600 employees, approximately of whom 4,200 were hourly employees and 440 were salaried employees. Of the hourly employees, approximately 750 were represented by two different unions, and union contracts covering approximately 520 of them will be up for renewal at year-end 1999.

Properties

           The GenTek Business has offices, storage facilities and manufacturing facilities at numerous locations throughout the United States, Canada and Ireland. GenTek's headquarters are located in Hampton, New Hampshire.

           The locations and uses of the major properties of the GenTek Business are as follows:

           Location                     Segment                               Use
----------------------------  -----------------------  ----------------------------------------------------

United States
   Pittsburg, California        Performance Products     Production Facility
   Richmond, California         Performance Products     Production Facility
   North Claymont, Delaware     Performance Products     Production Facility, Offices and Warehouse
   Augusta, Georgia             Performance Products     Production Facility
   Livonia, Michigan            Manufacturing (1)        Production Facility
   Westland, Michigan           Manufacturing (1)        Production Facility and Offices
   Morton, Mississippi          Manufacturing            Production Facility
   Berkeley Heights,            Performance Products     Production Facility, Offices and Warehouse
         New Jersey
   Newark, New Jersey           Performance Products     Production Facility
   Hampton, New Hampshire       Offices (1)              Offices
   Parsippany, New Jersey       Offices (1)              Offices
   Solvay, New York             Performance Products     Production Facility
   Defiance, Ohio               Manufacturing            Production Facility
   Toledo, Ohio                 Manufacturing            Production Facility
   Upper Sandusky, Ohio         Manufacturing (1)        Production Facility
   Marcus Hook,                 Performance Products     Production Facility, Offices and Warehouse
         Pennsylvania
   Midlothian, Texas            Performance Products     Production Facility
   Mineral Wells, Texas         Manufacturing            Production Facility
   Anacortes, Washington        Performance Products     Production Facility
   Racine, Wisconsin            Performance Products     Production Facility and Offices

Canada
   Valleyfield, Quebec          Performance Products     Production Facility
   Stouttville, Ontario         Manufacturing            Production Facility
   Tillsonburg, Ontario         Manufacturing (1)        Production Facility
   Toronto, Ontario             Manufacturing            Production Facility
   Vaughan, Ontario             Manufacturing            Production Facility
   Waterdown, Ontario           Manufacturing            Production Facility

Ireland
   Dublin                       Performance Products     Production Facility, Offices and Warehouse

Mexico
   Imuris                       Manufacturing            Production Facility
   Juarez                       Manufacturing (1)        Production Facility
   Nogales                      Manufacturing            Production Facility

--------------------------

(1)  Leased.

Legal Proceedings

          General. The GenTek Business is involved in claims, litigation administrative proceedings and investigations of various types, including the Milwaukee and Delaware Valley litigation discussed below and certain environmental proceedings previously discussed. Although the amount of any liability that could arise with respect to these actions cannot be accurately predicted, the opinion of management based upon currently-available information is that any such liability not covered by insurance will have no material adverse effect on GenTek's results of operations or financial condition.

          Milwaukee Litigation. In March 1993, an outbreak of cryptosporidia occurred in the public water supply of the City of Milwaukee. As a result of that incident, several lawsuits have been filed with the Milwaukee County Circuit Court against one or more of the City of Milwaukee, its Department of Public Works, Sara Lee Corporation ("Sara Lee"), E.D. Wesley Co., Peck Foods Corporation, certain hotels, numerous insurance companies, several municipalities and General Chemical Group. The principal allegations against General Chemical Group are that a water treatment chemical sold to the City of Milwaukee by General Chemical Group should have removed certain bacteria contained in the water supply and failed to do so and that General Chemical Group consulted with the City concerning the water purification.

          One of the suits (Markwiese, et al. v. Peck Foods Corporation, et al. filed in 1993) had been certified, prior to the service of a complaint against General Chemical Group, as a class action in favor of all persons who sustained damage as a result of the wrongful acts of the various defendants. An appeal of this class certification was filed by General Chemical Group and the City of Milwaukee, and in a March 13, 1998 hearing, a new trial judge ruled that this matter shall not proceed as a class action. If this matter proceeds to trial, it is possible that lawyers for the plaintiffs could appeal this ruling after conclusion of the trial. In addition to the Markwiese action, several other lawsuits have since been filed by the same lead attorneys in the Circuit Court of Milwaukee County against the same basic group of defendants. In total, General Chemical Group believes the total number of individual plaintiffs in all suits filed to date is approximately 700. The unspecified damages sought by these various complaints is alleged to be "far in excess of $1.0 million dollars" for personal injury, economic loss, emotional distress, pain and suffering, medical expenses and punitive damages.

          On September 17, 1998, the court preliminarily approved a class action settlement with Sara Lee, whereby Sara Lee would pay to the plaintiffs $250,000 to cover certain expenses related to the litigation. Final approval of the settlement was granted by the court on December 17, 1998. The remaining parties in the litigation, including General Chemical Group, are continuing in the discovery phase of the litigation.

          General Chemical Group has denied all material allegations of the complaints and will continue to defend these lawsuits vigorously. Management further believes that the GenTek Business' available insurance should provide adequate coverage in the event of an adverse result in this matter, and that this matter will not have a material adverse effect on GenTek's results of operations or financial condition.

          Delaware Valley Litigation. In April 1998, approximately 40 employees (and their respective spouses) of the Sun Company, Inc. refinery in Marcus Hook, Pennsylvania, filed lawsuits in the Court of Common Pleas, Delaware County, Pennsylvania, against General Chemical Group, alleging that sulfur dioxide and sulfur trioxide releases from the GenTek Business' Delaware Valley facility caused various respiratory and pulmonary injuries. Unspecified damages in excess of $50,000 for each plaintiff are sought. The litigation has entered the discovery phase. The GenTek Business has denied all material allegations of the complaints and will continue to defend itself vigorously in this matter. Management further believes that the GenTek Business' current accruals and available insurance should provide adequate coverage in the event of an adverse result in this matter and that, based on currently available information, this matter will not have a material adverse effect on GenTek's results of operations or financial condition.

                              THE GENTEK BUSINESS:

                                   MANAGEMENT

Management

          Currently, GenTek's directors and executive officers are Mr. Paul M. Meister, a director and the President of GenTek, and Mr. Todd M. DuChene, a director and the Vice President and Secretary of GenTek. The Board of Directors and management of GenTek will be reconstituted before the Spinoff Date.

          The following table sets forth the directors and executive officers of GenTek as of the Spinoff Date. Prior to the Spinoff, General Chemical Group, as GenTek's sole shareholder, will elect the Directors of GenTek as of the Spinoff. Following such election, the Board of Directors will designate the executive officers of GenTek as of the Spinoff.

Name                                         Age         Position
-----------------------------------------------------------------------------------------------------
Paul M. Montrone...................          57          Director; Chairman of the Board
Paul M. Meister....................          46          Director; Vice Chairman of the Board
Richard R. Russell.................          56          Director; President and Chief Executive
                                                         Officer
Michael R. Herman..................          36          Vice President and General Counsel
William C. Keightley...............          45          Vice President and Chief Financial Officer
Kevin J. O'Connor..................          48          Controller
John W. Gildea.....................          55          Director
Scott M. Sperling..................          41          Director
Ira Stepanian......................          62          Director


          Paul Montrone will be a Director and the Chairman of the Board of GenTek. He is the Chairman of the Board of General Chemical Group, a position he has held since 1995, and a Director of General Chemical Group, a position he has held since 1988, and will continue to serve as a Director and the Chairman of the Board of New GCG following the Spinoff. Mr. Montrone was President of General Chemical Group from 1987 to 1994. Mr. Montrone is the Chairman of the Board and the Chief Executive Officer of Fisher Scientific International Inc. ("Fisher").

          Paul Meister will be a Director and the Vice Chairman of the Board of GenTek. He is the Vice Chairman of the Board of General Chemical Group, a position he has held since 1998, and a Director of General Chemical Group, a position he has held since 1994, and will continue to serve as a Director and the Vice Chairman of New GCG following the Spinoff. Mr. Meister is the Vice Chairman of the Board and the Executive Vice President and Chief Financial Officer of Fisher. Mr. Meister is also a Director of Minerals Technologies Inc. and M&F Worldwide Corp.

          Richard Russell will be the President and Chief Executive Officer and a Director of GenTek. He has been since 1994, and will be until the Spinoff, the President and Chief Executive Officer and a Director of General Chemical Group. Mr. Russell has also been the President and Chief Executive Officer of General Chemical Corporation since 1986.

          Michael Herman will be Vice President and General Counsel of GenTek. He has been since 1997, and will be until the Spinoff, the Vice President and General Counsel of General Chemical Corporation. Mr. Herman had served as Deputy General Counsel of General Chemical Corporation from 1995 until 1997, and as Associate General Counsel of General Chemical Corporation from 1992 to 1995.

           William Keightley will be Vice President, Finance and Chief Financial Officer of GenTek. He has been since March 1999, and will be until the Spinoff, the Vice President and Chief Financial Officer of General Chemical Group. Mr. Keightley served as Vice President, Finance of Waste Management Inc. from June 1997 to December 1998 and was Vice President, Finance of Wheelabrator Technologies Inc. ("WTI") from May 1996 to June 1997. From prior to 1994 until May 1996, Mr. Keightley served as Chief Financial Officer of a subsidiary of Waste Management Inc.

          Kevin O'Connor will be the Controller of GenTek. He has been since March 1996, and will be until the Spinoff, the Controller of General Chemical Group. Mr. O'Connor served as Controller of General Chemical Corporation from 1986 to March 1996.

           John Gildea will be a Director of GenTek. He has served since 1997, and will serve until the Spinoff, as a Director of General Chemical Group. Mr. Gildea has been Managing Director of Gildea Management Company (investment management firm) since prior to 1994. He is also a Director of American Service Group, Inc., Barry's Jewelers, Inc. and Konover Property Trust.

           Scott Sperling will be a Director of GenTek. He has served since 1996, and will serve until the Spinoff, as a Director of General Chemical Group. Mr. Sperling has been a Managing Director of Thomas H. Lee Company (private equity investment firm) since July 1994. Mr. Sperling is Vice President and Trustee of THL Equity Trust III and General Partner of Equity Advisors III Limited Partnership, which is the General Partner of THC Equity Trust III. Mr. Sperling was Managing Partner of The Aeneas Group Inc., a private capital affiliate of Harvard Management Company, from prior to 1993 to September 1994. He is also a Director of Fisher, The Learning Company, Inc., Livent, Inc., Safelite Glass Corp. and several private corporations.

          Ira Stepanian will be a Director of GenTek. He has served since 1996, and will serve until the Spinoff, as a Director of General Chemical Group. He was Chairman and Chief Executive Officer of Bank of Boston Corporation and its principal subsidiary, The First National Bank of Boston, from prior to 1994 until 1995.

Committees of the Board

           The Board of Directors of GenTek will have four standing committees: an Audit Committee; a Compensation Committee; an Executive Committee; and a Nominating Committee.

          The Audit Committee will consist of Messrs. Gildea, Sperling and Stepanian, with Mr. Stepanian serving as Chairman. It will be responsible for, among other things, recommending the firm to be appointed as independent accountants to audit GenTek's financial statements and to perform services related to the audit; approving in advance the general nature of each professional service performed by the independent public accountants; reviewing the scope and results of the audit with the independent accountants; reviewing with the management and the independent accountants GenTek's year-end operating results; considering the adequacy of the internal accounting and control procedures of GenTek; reviewing the non-audit services to be performed by the independent accountants, if any; considering the effect of such performance on the accountants' independence; directing and supervising, when appropriate, special investigations into matters within the scope of the independent public accountants' duties; and performing such other tasks related to and in furtherance of the foregoing as it may consider necessary or appropriate or as may be assigned to it by the Board from time to time.

          The Compensation Committee will consist of Messrs. Meister and Sperling, with Mr. Sperling serving as Chairman. It will be responsible for, among other things, reviewing and recommending compensation arrangements for Directors and officers; approving such arrangements for other senior level employees; administering certain benefit and compensation plans of GenTek and its subsidiaries; monitoring the activities of an internal committee of members of management established to carry out policies and guidelines with respect to such plans; and performing such other tasks related to and in furtherance of the foregoing as it may consider necessary or appropriate or as may be assigned to it by the Board from time to time. A subcommittee of the Compensation Committee, comprised solely of "outside directors" (as such term is used in Section 162(m) of the Code) who are also "Non-Employee Directors" (as such term is defined in Rule 16b-3 of the Exchange Act), will have exclusive authority to approve any awards of stock or options to directors of GenTek (other than Non-Employee Directors) or other individuals who are "officers" of GenTek for purposes of
Section 16 of the Exchange Act under GenTek's Long-Term Incentive Plan (described below) and to administer elements of the GenTek Performance Plan (also described below) covered by Section 162(m) of the Code. The subcommittee will also be responsible for determining whether the performance goals under the GenTek Inc. Performance Plan have been met. In the remainder of this Information Statement, references to the Compensation Committee shall be deemed to be references to the subcommittee in all cases where Section 162(m) of the Code or
Section 16 of the Exchange Act would require that action be taken by the subcommittee rather than the full Compensation Committee.

          The Executive Committee will consist of Messrs. Montrone, Russell and Stepanian, with Mr. Montrone serving as Chairman. The Executive Committee possesses, and may exercise during the interval between meetings of the Board, all the powers of the Board. The Committee is responsible for overseeing the management and direction of all business and affairs of GenTek, in such manner as the Executive Committee deems in the best interests of GenTek. Meetings may be called by the Chief Executive Officer of GenTek or the Chairman of the Committee.

          The Nominating Committee will consist of all members of the Board, with Mr. Montrone serving as Chairman. The Nominating Committee is responsible for nominating persons for election to the Board. The Nominating Committee will consider nominees properly recommended by stockholders.

                              THE GENTEK BUSINESS:
                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Directors

          The Non-Employee Directors of GenTek will be entitled to receive cash and other compensation pursuant to the plans described below.

          Cash Compensation. Non-Employee Directors of GenTek will receive compensation of $40,000 per year, with no additional fees for attendance at the company's Board or committee meetings. Employee Directors will not be paid any fees or additional compensation for service as members of GenTek's Board or any of its committees. All Directors are reimbursed for expenses incurred in connection with attending GenTek's Board and committee meetings.

          Retirement Plan for Non-Employee Directors. Pursuant to GenTek's Retirement Plan for Non-Employee Directors, any Non-Employee Director who retires from GenTek's Board with at least five years of service as a Director (other than Messrs. Montrone and Meister) will be eligible for an annual retirement benefit for the remainder of such Director's lifetime. The annual retirement benefit is equal to 50% of the Director fee in effect at the date of such Director's retirement for a Director who retires with five years of eligible service and is increased by 10% of the Director fee in effect at the date of such Director's retirement for each additional year of service, up to 100% of such fee for ten or more years of service as a Director or for Directors who retire after age 70. Payment of the retirement benefits to any Director will commence upon the later of the Director's retirement from GenTek's Board or the attainment of age 60. Retirement benefits may be suspended or terminated if the retired Director refuses to render consultative services and advice to GenTek or engages in any activity which competes with GenTek's business.

          Restricted Unit Plan for Non-Employee Directors. Prior to the Spinoff, GenTek will adopt, effective as of the Spinoff, a Restricted Unit Plan for Non-Employee Directors, pursuant to which each Non-Employee Director of GenTek (other than Messrs. Montrone and Meister), upon becoming a Director of GenTek, will receive a one-time grant of 5,000 restricted units under the Restricted Unit Plan for Non-Employee Directors evidencing a right to receive shares of GenTek Common Stock, subject to certain restrictions. GenTek will maintain a memorandum account for each Director who received the grant of restricted units and credit to such account the amount of any cash dividends and shares of stock of any subsidiary distributed on the shares of GenTek Common Stock ("Dividend Equivalents") underlying such Director's restricted units from the date of grant until the payment date described below. No shares of GenTek Common Stock will be issued at the time restricted units are granted, and GenTek will not be required to set aside a fund for any such grant or for amounts credited to the memorandum account. Pursuant to the terms of the Plan, neither the restricted units nor the memorandum account may be sold, assigned, pledged or otherwise disposed of twenty-five percent of the restricted units and the related Dividend Equivalents will vest for each year of service as a Director of GenTek. Vested restricted units and the related Dividend Equivalents will not be payable until the Director ceases to be a member of GenTek's Board. At that time, the Director will receive one share of GenTek Common Stock for each vested restricted unit, provided that a Director may elect, prior to the date on which restricted units vest, to have payment deferred to a later date. Any restricted units and related Dividend Equivalents that have not vested at the time the Director ceases to be a Director of GenTek will be canceled unless service has terminated because of death or disability, in which event all such restricted units and related Dividend Equivalents will vest immediately. When payment of restricted units is made, Non-Employee Directors (other than Messrs. Montrone and Meister) will also receive cash and securities equal to the related Dividend Equivalents, together with interest on the cash based upon the average quoted rate for ten-year

U.S. Treasury Notes. In the event of a stock dividend, stock split, recapitalization, merger, liquidation or similar event, the Board, in its sole discretion, may make equitable adjustments in outstanding awards and the number of shares of GenTek Common Stock reserved for issuance under the plan.

Executive Compensation

          In general, compensation for executive officers and other key employees of GenTek will consist of base salary, annual bonus awards (a portion of which may be payable in restricted stock) and long-term incentive awards of options or restricted stock that may be made from time to time under the GenTek Inc. Long-Term Incentive Plan (described below).

     Performance Plan

          Prior to the consummation of the Spinoff, the Board of GenTek will adopt, and General Chemical Group, as sole shareholder of GenTek will approve, effective upon the consummation of the Spinoff, the GenTek Inc. Performance Plan (the "GenTek Performance Plan"), pursuant to which executive officers and key employees of GenTek and its subsidiaries will be eligible to receive annual or other periodic bonuses. The GenTek Performance Plan will be administered by the Compensation Committee of GenTek's Board of Directors. Non-Employee Directors will not be eligible for awards under the GenTek Performance Plan.

          Each year, GenTek will establish target incentive bonuses for participants in the GenTek Performance Plan. Bonuses will be payable under the GenTek Performance Plan for a year if GenTek meets the performance objectives for such year selected for a participant or group of participants by the Compensation Committee. The performance objectives may be based upon either company-wide or operating unit performance in the following areas: earnings per share, revenues, operating cash flow, operating earnings, working capital to sales ratio and return on capital.

          In addition, notwithstanding the foregoing, the Compensation Committee will have the right, in its discretion, to pay to any participant an annual bonus based on individual performance or any other criteria that the Committee deems appropriate and, in connection with the hiring of any person or otherwise, the Compensation Committee may provide for a minimum bonus amount in any calendar year, regardless of whether performance objectives are attained.

          The GenTek Performance Plan will vest broad powers in the Compensation Committee to administer and interpret the Plan. The Compensation Committee's powers will include authority, within the limitations set forth in the Performance Plan, to select the persons to be granted awards, to determine the time when awards will be granted, to determine and certify whether objectives and conditions for earning awards have been met, to determine whether payment of an award will be made at the end of an award period or deferred, and to determine whether an award or payment of an award should be reduced or eliminated. The GenTek Performance Plan will also generally vest broad powers in the Compensation Committee to amend and terminate the GenTek Performance Plan.

     Long-Term Incentive Plan

          Prior to the consummation of the Spinoff, the Board of Directors of GenTek will adopt and General Chemical Group, as sole stockholder of GenTek will approve, effective upon the consummation of the Spinoff, the GenTek Inc. Long-Term Incentive Plan (the "LTIP"). The LTIP provides for the grant of any or all of the following types of awards: (1) stock options, including incentive stock options; (2)

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


stock appreciation rights ("SARs"); (3) restricted stock and restricted units;
(4) incentive stock and incentive units; and (5) deferred stock units (each, an "Award").

          The LTIP will also provide for the grant of a split of General Chemical Group equity-related incentive awards held by all employees in connection with the Spinoff. See "--General Chemical Group Stock Option and Restricted Unit Conversion" below.

          LTIP awards may be granted to key employees, including executive officers of GenTek, its subsidiaries and affiliates, but may not be granted to any Non-Employee Director. The number of employees participating in the LTIP will vary from year to year. Initially, 1,600,000 shares of GenTek Common Stock will be authorized for issuance under the LTIP, which number of shares includes the GenTek shares issued as a result of the split of General Chemical Group equity-related incentive awards, as described under "--General Chemical Group Stock Option and Restricted Unit Conversion" below.

          If shares subject to an option under the LTIP cease to be subject to such option, or if shares awarded under the LTIP are forfeited or if an award otherwise terminates without a payment being made to the participant in the form of GenTek Common Stock, such shares will again be available for future award under the LTIP. In the event of certain changes in GenTek's capital structure affecting GenTek Common Stock, the Compensation Committee may make appropriate adjustments in the number of shares that may be awarded and in the number of shares covered by options and other awards then outstanding under the LTIP, and, where applicable, the exercise price of outstanding awards under the LTIP. The LTIP will be administered by the Compensation Committee.

     Stock Options

          The Compensation Committee may grant options to purchase shares of GenTek Common Stock that are either "qualified," which includes those awards that satisfy the requirements of Section 422 of the Code for incentive stock options, or "nonqualified," which includes those awards that are not intended to satisfy the requirements of Section 422 of the Code. Under the terms of the LTIP, the exercise price of the options will, unless the Compensation Committee determines otherwise, not be less than GenTek Common Stock's fair market value at the time of grant. The exercise price of the option is payable in cash or its equivalent or, as permitted by the Compensation Committee, by exchanging shares of GenTek Common Stock owned by the participant, or by a combination of the foregoing.

          The options will generally have a term of ten years, unless the Compensation Committee specifies a shorter term, and, unless the Compensation Committee otherwise determines, will become exercisable in four equal annual installments commencing on the first anniversary of the date of grant. If an option holder ceases employment with GenTek as a result of the holder's (1) death, (2) disability, (3) early retirement with the consent of the Compensation Committee or (4) normal retirement, the holder (or his or her beneficiary or legal representative) may exercise any option, regardless of whether then exercisable, for a period of one year (or such greater or lesser period as determined by the Compensation Committee at or after grant), but in no event after the date the option otherwise expires. If an option holder's employment is terminated for any other reason, all of his or her options will immediately terminate, regardless of whether then exercisable (unless determined otherwise by the Compensation Committee). The Compensation Committee may provide that a participant who delivers shares of GenTek Common Stock to exercise an option when the market value of the GenTek Common Stock exceeds the exercise price of the option will be automatically granted new options for the number of shares delivered to exercise the option ("reload options"). Reload options will be subject to the same terms and conditions as the related option except that the exercise price will be the fair market value on the date the reload option is granted and such reload options will not be exercisable for six months.

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



     Stock Appreciation Rights

          The LTIP authorizes the Compensation Committee to grant SARs in tandem with a stock option, in addition to a stock option, or freestanding and unrelated to a stock option. SARs entitle the participant to receive the excess of the fair market value of a stated number of shares of GenTek Common Stock on the date of exercise over the base price of the SAR. The base price may not be less than 100% of the fair market value of the GenTek Common Stock on the date the SAR is granted. The Committee shall determine when an SAR is exercisable, the method of exercise, and whether settlement of the SAR is to be made in cash, shares of GenTek Common Stock or a combination of the foregoing.

     Restricted Stock and Restricted Units

          The LTIP authorizes the Compensation Committee to grant Awards in the form of restricted stock and restricted units. For purposes of the LTIP, restricted stock is an Award of GenTek Common Stock and a restricted unit is a contractual right to receive GenTek Common Stock (or cash based on fair market value of GenTek Common Stock). Such awards will be subject to such terms and conditions, if any, as the Compensation Committee deems appropriate. Unless otherwise determined by the Compensation Committee, participants will be entitled to receive either currently or at a future date, dividends or other distributions paid with respect to restricted stock and, if and to the extent determined by the Compensation Committee, either will be credited with or receive, currently an amount equal to dividends paid with respect to the corresponding number of shares covered by restricted units. Restricted stock and restricted units become vested and nonforfeitable and the restricted period will lapse pro rata on each of the first four anniversaries of the date of grant unless the Compensation Committee determines otherwise. If a participant's employment terminates because of death, disability, early retirement (with the Compensation Committee's consent) or normal retirement, during the period in which the transfer of shares is restricted, the restricted stock or restricted units will become vested and nonforfeitable as to that percentage of the shares based upon the days worked as a percentage of total days in the restricted period (or such greater percentage as the Compensation Committee may determine). Unless nonforfeitable on the date of termination or otherwise determined by the Compensation Committee, a restricted stock or restricted unit award will be forfeited on termination of employment.

     Incentive Stock and Incentive Units

          The LTIP allows for the grant of Awards in the form of incentive stock and incentive units. For purposes of the LTIP, incentive stock is an Award of GenTek Common Stock and an incentive unit is a contractual right to receive GenTek Common Stock (or cash based on fair market value of GenTek Common Stock). Such awards will be contingent upon the attainment, in whole or in part, of certain performance objectives over a period to be determined by the Compensation Committee. With regard to a particular performance period, the Compensation Committee will have the discretion, subject to the LTIP's terms, to determine the terms and conditions of such Awards, including the performance objectives to be achieved during such period and the determination of whether and to what degree such objectives have been attained. Unless otherwise determined by the Compensation Committee, participants will be entitled to receive, either currently or at a future date, all dividends and other distributions paid with respect to the incentive stock and, if and to the extent determined by the Compensation Committee, either to be credited with or receive currently an amount equal to dividends paid with respect to the corresponding number of shares covered by the incentive units. If a participant's employment terminates because of death, disability, early retirement (with the Compensation Committee's consent) or normal retirement during the measurement period, an Award of incentive stock or incentive units will become vested and nonforfeitable as to that percentage of the award that would have been earned based on the attainment of performance objectives for the days worked as a percentage of total days in the performance period (or such greater percentage as the Compensation Committee may determine). Unless the Compensation Committee determines otherwise, any incentive stock or incentive unit award will be forfeited on termination of employment.

     Deferred Stock

          An Award of deferred stock confers upon a participant the right to receive shares of GenTek Common Stock at the end of a specified deferral period. On such date or dates established by the Compensation Committee and subject to such terms and conditions as determined by the Compensation Committee, a participant may be permitted to defer receipt of all or a portion of his or her annual salary and/or annual incentive bonus ("Deferred Annual Amount") and receive the equivalent amount in elective units based on the fair market value of GenTek Common Stock on the date of grant. To the extent determined by the Compensation Committee, a participant may also receive supplemental stock units for a percentage of the Deferred Annual Amount. Deferred stock units carry no voting rights until the shares have been issued. The Compensation Committee will determine whether any dividend equivalents attributable to deferred units are to be paid currently or credited to the participant's account and deemed reinvested in deferred stock units. Deferred stock units and dividend equivalents with respect thereto are fully vested at all times. Unless the Compensation Committee provides otherwise, supplemental stock units and dividend equivalents with respect thereto will become fully vested on the fourth anniversary of the date the corresponding deferred amount would have been paid and free standing stock units and dividend equivalents with respect thereto will become fully vested on the third anniversary of the corresponding GenTek Common Stock in lieu of cash Award.

          If there is a "Change in Control", all Awards that are not then vested will become vested and any restrictions or limitations will lapse. For these purposes, a "Change in Control" shall mean the occurrence of any of the following events: (1) the members of the Board at the beginning of any consecutive twenty-four calendar month period (the "Incumbent Directors") cease for any reason other than death to constitute at least a majority of the Board, provided that any director whose election, or nomination for election by GenTek's stockholders, was approved by a vote of at least a majority of the members of the Board then still in office who were members of the Board at the beginning of such twenty-four calendar month period, other than as a result of a proxy contest, or any agreement arising out of an actual or threatened proxy contest, will be treated as an Incumbent Director; or (2) any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act), but excluding GenTek, any subsidiary of GenTek or any employee benefit plan of GenTek or any subsidiary of GenTek is or becomes the "beneficial owner" (as defined in Rule 13(d)(3) under the Exchange Act), directly or indirectly, of securities of GenTek representing 20% or more of the combined voting power of GenTek's then outstanding securities; or (3) the stockholders of GenTek approve a definitive agreement (A) for the merger or other business combination of GenTek with or into another corporation, a majority of the directors of which were not directors of GenTek immediately prior to the merger and in which the stockholders of GenTek immediately prior to the effective date of such merger own a percentage of the voting power in such corporation that is less than one-half of the percentage of the voting power they owned in GenTek immediately prior to such transaction or (B) for the sale or other disposition of all or substantially all of the assets of GenTek to any other entity; provided, in each case, that such transaction has been consummated; or (4) the purchase of GenTek Common Stock pursuant to any tender or exchange offer made by any "person", including a "group" (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act), other than GenTek, any subsidiary of GenTek, or an employee benefit plan of GenTek or any subsidiary of GenTek, for 20% or more of the Stock of GenTek. Notwithstanding the foregoing, a "Change in Control" will not be deemed to occur in the event GenTek files for bankruptcy, liquidation or reorganization under the United States Bankruptcy Code.

          The Board or the Compensation Committee may amend, suspend or terminate the LTIP.

     Other Benefit Plans and Arrangements

          The GenTek Business' employees will continue to participate in the General Chemical Corporation Salaried Employees Pension Plan (the "Pension Plan") -- of which GenTek will continue to be the sponsor following the Spinoff -- on the same terms and conditions as before the Spinoff, as well as in the other benefit plans and arrangements that GenTek will either establish or continue to sponsor pursuant to the Employee Benefits Agreement. In addition to the Pension Plan, GenTek will continue to be the sponsor of existing employee benefit plans that cover employees of the GenTek Business. At the time of or following the Spinoff, GenTek will cause a transfer of plan assets and liabilities, where applicable, to a corresponding "mirror" employee benefit plan established by New GCG for the benefit of employees of the Industrial Chemicals Business and who were participants in the GenTek sponsored plans immediately prior to the Spinoff. For further information on the Employee Benefit Agreement to be entered into by GenTek and New GCG on the Spinoff Date, see the section "Arrangements Between GenTek and New GCG Relating to the Spinoff -- Employee Benefits Agreement."

          A participating employee's annual retirement benefit is determined by the employee's credited service under the Pension Plan and average annual earnings during the five years of the final ten years of service credited under the Pension Plan for which such employees' earnings were highest. Annual earnings include principally salary, overtime and short-term incentive compensation. The Pension Plan provides that a participating employee's right to receive benefits under the Pension Plan becomes fully vested after five years of service. Under the Pension Plan, benefits are adjusted by a portion of the social security benefits received by participants.

          In addition, it is anticipated that GenTek's key executives will participate in an unfunded nonqualified excess benefit plan which pays benefits which would otherwise accrue in accordance with the provisions of the Pension Plan, but which are not payable under the Pension Plan by reason of certain benefit limitations imposed by the Code.

          The table below indicates the estimated maximum annual retirement benefit a hypothetical participant would be entitled to receive under the Pension Plan and the excess benefit plan (without regard to benefit limitations imposed by the Code) before any deduction for social security benefits if the retirement occurred December 31, 1998, at the age of 65, after the indicated number of years of credited service and if average annual earnings equaled the amounts indicated.

                                                         YEARS OF CREDITED SERVICE(2)
                                     ------------------------------------------------------------------------
AVERAGE ANNUAL                            15             20            25             30             35
EARNINGS(1)                              YEARS         YEARS          YEARS          YEARS         YEARS
------------------------------------- --------------- -------------- -------------  ----------- -----------------
$  200,000.........................      $  60,000       $ 80,000      $100,000       $100,000      $105,000
   250,000.........................         75,000        100,000       125,000        125,000       131,250
   300,000.........................         90,000        120,000       150,000        150,000       157,500
   400,000.........................        120,000        160,000       200,000        200,000       210,000
   500,000.........................        150,000        200,000       250,000        250,000       262,500
   600,000.........................        180,000        240,000       300,000        300,000       315,000
   700,000.........................        210,000        280,000       350,000        350,000       367,500
   800,000.........................        240,000        320,000       400,000        400,000       420,000
   900,000.........................        270,000        360,000       450,000        450,000       472,500
 1,000,000.........................        300,000        400,000       500,000        500,000       525,000

(1) Compensation qualifying as annual earnings under the Pension Plan approximate the amounts set forth as Salary and Bonus in the Summary Compensation table for the individuals listed on such table.

(2) The number of years of credited service under the Pension Plan for Messrs. Russell, Passino, Tanis, Wilkinson and Klink is approximately 22, 19, 11, 14 and 24, respectively.

Summary Compensation Table

           The following table summarizes compensation awarded or paid by General Chemical Group and its subsidiaries during the periods indicated below to GenTek's Chief Executive Officer and the four most highly compensated other executive officers of General Chemical Group at year-end 1998 who will be employees of GenTek subsidiaries after the Spinoff (collectively, the "Named Executive Officers"). The Named Executive Officers (other than the Chief Executive Officer) will not be executive officers of GenTek after the Spinoff and will be employees of General Chemical Corporation, a subsidiary of GenTek. See "The GenTek Business: Management." GenTek expects, however, that its senior management will receive compensation similar to that received by the senior management of General Chemical Group in the past.

           All stock compensation in prior years has been in the form of Common Stock, or options to purchase Common Stock, of General Chemical Group.


                                                                                   Long Term
                                           Annual Compensation                Compensation Awards
                                 -------------------------------------------------------------------------
                                                                                                All Other
    Name and                       Fiscal        Salary          Bonus       Options           Compensation
Principal Position(1)               Year          ($)             ($)          (#)                  ($)
---------------------              ------        -------         -------     -------          ---------------
Richard R. Russell                  1998          400,000        75,000            --              26,000
      President and Chief           1997          400,000       375,000            --              46,000
      Executive Officer             1996          400,000       425,000       400,000              49,000

Ralph M. Passino                    1998          250,000        50,000            --              16,000
      Vice President and            1997          250,000       225,000            --              28,000
      General Manager,              1996          250,000       265,000        65,000              30,000
      Manufacturing Group

James N. Tanis                      1998          250,000        50,000            --              16,000
      Vice President and            1997          250,000       225,000            --              28,000
      General Manager,              1996          250,000       225,000        65,000              28,000
      Performance Products

James A. Wilkinson                  1998          220,000        40,000            --              14,000
      Vice President,               1997          220,000       110,000            --              20,000
      Manufacturing                 1996          220,000       100,000        20,000              18,000

Bodo B. Klink                       1998          205,000        35,000            --              13,000
      Vice President, Business      1997          205,000       120,000         5,000              20,000
      Development and Services      1996          195,000       150,000        20,000              20,000

--------------------------
(1) Except for Mr. Russell, who will be the President and Chief Executive Officer of GenTek, none of the Named Executive Officers will be an officer of GenTek. The positions indicated in the table are such persons' positions with General Chemical Group.

Option Grants

           The following table sets forth information concerning individual grants of stock options by General Chemical Group to Named Executive Officers through year-end 1998 for the purchase of General Chemical Group Common Stock. For a discussion of the treatment of General Chemical Group stock option plans in connection with the Spinoff with respect to the executive officers of GenTek, see "--Executive Compensation" above.


                                                        Individual Grants
                       -------------------------------------------------------------------------------------
                                                                                  Value of Unexercised
                         Shares                                                       In-the-Money
                        Acquired                                                 Options at 12/31/98 ($)(1)
                           on         Value                                     ----------------------------
         Name           Exercise     Realized ($)  Exercisable    Unexercisable  Exercisable   Unexercisable
         ----           --------     ------------  -----------    -------------  -----------    ------------
Richard R. Russell         --           --            --              400,000        0              0
Ralph M. Passino           --           --          24,000             41,000        0              0
James N. Tanis             --           --          24,000             41,000        0              0
James A. Wilkinson         --           --          12,000              8,000        0              0
Bodo B. Klink              --           --          12,000             13,000        0              0

General Chemical Group Stock Option and Restricted Unit Conversion

           Pursuant to the Employee Benefits Agreement, effective on the Spinoff Date, holders of outstanding options to purchase General Chemical Group common stock and holders of restricted stock units will have their interests adjusted as described below.

           Stock Options. Employees of GenTek who hold General Chemical Group stock options will receive options to purchase under the GenTek LTIP the same number of shares of GenTek as entitled by their GCG stock options. The exercise price of their existing General Chemical Group stock options will be adjusted, and the exercise price of their GenTek stock options will be established, in a manner that preserves (1) the difference between the exercise price and value of the shares covered by the General Chemical Group stock option and (2) the ratio of the exercise price per share to the fair market value of the share covered by the option. All other terms of such adjusted options will remain unchanged. Individuals who continue to provide employment, consulting and similar services to both GenTek and New GCG will similarly retain their options to acquire shares of Common Stock of General Chemical Group and will receive additional options to acquire shares of Common Stock of GenTek, in each case as adjusted in the manner described above.

           Restricted Units. Each restricted unit, whether held by employees of GenTek or New GCG, will, following the Spinoff Date, represent a similar award with respect to a share of each of GenTek and New GCG.

                         BENEFICIAL OWNERSHIP OF GENTEK
                     AND GENERAL CHEMICAL GROUP COMMON STOCK

           The table below sets forth, to the best knowledge and belief of GenTek and General Chemical Group, certain information regarding the beneficial ownership of shares of Common Stock of General Chemical Group by (1) each person who beneficially owns more than 5% of such shares, (2) each of the Directors of General Chemical Group, (3) each of the Named Executive Officers and (4) all Directors and executive officers as a group.

           As of the Spinoff, the authorized, issued and outstanding capital stock of GenTek will be substantially identical to that of General Chemical Group. As a result, the issued and outstanding capital stock of GenTek will consist of shares of Common Stock, entitling its holder to one vote for each share, and Class B Common Stock, entitling its holder to ten votes for each share. Holders of Class B Common Stock may convert each such share of Class B Stock at any time and from time to time into one share of Common Stock. Paul M. Montrone holds or controls (including the Montrone Trusts) 9,758,421 shares of Class B Common Stock of General Chemical Group representing all of the issued and outstanding shares of Class B Common Stock of General Chemical Group. In order to obtain the private letter ruling from the IRS concerning the tax-free nature of the Spinoff, General Chemical Group requested, and Mr. Montrone and the Montrone Trusts agreed to, the Class B Conversion, which will result in the conversion of 5,800,000 shares of Class B Common Stock into Common Stock of General Chemical Group on or prior to the Record Date. As a result of such conversion, the voting power of the shares held or controlled by Mr. Montrone and the Montrone Trusts will decrease from 89.9% to 80.6%. General Chemical Group believes that, without the Class B Conversion, the Spinoff could have adverse tax consequences to General Chemical Group. See "Description of Capital Stock of GenTek."

           The ownership information presented below: (1) reflects the distribution ratio of one share of GenTek Common Stock for every share of Common Stock of General Chemical Group; and (2) assumes no change in record ownership of Common Stock of General Chemical Group since March 15, 1999, other than as indicated in the notes to this table.

                                             Beneficial Ownership                   Beneficial Ownership of
                                                   of GenTek                         General Chemical Group
                                         ----------------------------              -----------------------------
Name of                                      Common         Percent of             Common             Percent of
Beneficial Owner                              Stock          Class (1)              Stock              Class (1)
-----------------                            ------         ----------             -------            ----------
5% Shareholders
Paul M. Montrone(2)(3)(4)(5) ......         9,811,421          47.3%              9,811,421              47.3%
  1996 and February 1998
    GRATs(3)(5) ...................         3,552,502          17.1               3,552,502              17.1
  Thomson Horstmann & Bryant,
    Inc.(6) .......................           889,250           4.3(13)             889,250               4.3(13)
Franklin Resources, Inc.(7) .......           878,100           4.2(13)             878,100               4.2(13)
  C.A. Delaney Capital Management
    Ltd.(8)........................           755,132           3.6(13)             755,132               3.6(13)
  J O Hambro Capital Management
    Limited(9) ....................           753,400           3.6(13)             753,400               3.6(13)
J.P. Morgan & Co. Incorporated(10).           747,700           3.6(13)             747,700               3.6(13)
Equitable Life Assurance
  Society(11) .....................           650,000           3.1(13)             650,000               3.1(13)
John W. Gildea (12) ...............           590,996           2.9(13)             590,996               2.9(13)

Directors and Officers
Paul M. Montrone (2)(3)(4)(5) .....         9,811,421          47.3%              9,811,421              47.3%
John W. Gildea (12) ...............           590,996           2.9(13)             590,996               2.9(13)
Richard R. Russell (14) ...........            76,972            *                   76,972                *
Ralph M. Passino (15) .............            76,986            *                   76,986                *
James N. Tanis (16) ...............            69,986            *                   69,986                *
James A. Wilkinson (17) ...........            46,693            *                   46,693                *
Bodo W. Klink (18) ................            39,157            *                   39,157                *
Paul M. Meister (19) ..............            17,500            *                   17,500                *
Scott M. Sperling (20) ............            25,000            *                   25,000                *
Ira Stepanian (20) ................            25,000            *                   25,000                *
All directors and Named Executive
  Officers as a group (10 persons)
  (21).............................        10,779,711          52.0(13)          10,779,711              52.0(13)

--------------------------
*     Less than 1%.

(1) The percentage ownership of Common Stock of each company has been calculated assuming a total of 20,731,613 shares are issued and outstanding, which reflects 10,973,192 shares of Common Stock and 9,758,421 shares of Class B Common Stock, the number of shares of General Chemical Group issued and outstanding as of March 15, 1999. For percentage ownership based on Common Stock only, see note (21) to this table.

      The Class B Conversion, which will take place on or prior to the Record Date, will result in the conversion of 5,800,000 shares of Class B Common Stock into Common Stock so that, on the Spinoff Date, each of GenTek and General Chemical Group will have 16,773,192 shares of

      Common Stock and 3,958,421 shares of Class B Common Stock (i.e., a total of 20,731,631 shares) issued and outstanding.

(2) Includes 2,205,919 shares of Class B Common Stock held directly by Mr. Montrone. Also includes the shares of Class B Common Stock, the shares owned by the 1996 GRAT, the February 1998 GRAT, the December 1998 GRAT and the 1999 GRAT. By virtue of his position as co-trustee of the December 1998 GRAT and the 1999 GRAT and his relationship with the trustee of the 1996 GRAT and the February 1998 GRAT, as well as his status as the settlor and annuity beneficiary of such GRATs, Mr. Montrone may be deemed beneficial owner of all the shares held by such GRATs. The address for Mr. Montrone is c/o The General Chemical Group Inc., Liberty Lane, Hampton, New Hampshire 03842. See also "Certain Relationships and Affiliate Transactions--Stockholder Agreements."

(3) A grantor retained annuity trust formed in 1996 (the "1996 GRAT") owns 2,044,021 shares of Class B Common Stock. A grantor retained annuity trust formed in February 1998 (the "February 1998 GRAT") owns 1,508,481 shares of Class B Common Stock. Mr. Montrone was the settlor, and is the annuity beneficiary, of both the 1996 GRAT and the February 1998 GRAT. Sandra G. Montrone, the wife of Mr. Montrone, is the sole trustee of the 1996 GRAT and the sole trustee with investment and voting discretion of the February 1998 GRAT. By virtue of her position as sole trustee, Ms. Montrone may be deemed the beneficial owner of all shares held by the 1996 GRAT and the February 1998 GRAT. Wilmington Trust Company is the administrative trustee of the February 1998 GRAT. The address for the 1996 GRAT and the February 1998 GRAT is c/o Sandra G. Montrone, as trustee, Liberty Lane, Hampton, New Hampshire 03842.

(4) Two grantor retained annuity trusts, one formed in December 1998 (the "December 1998 GRAT") and another formed in March 1999 (the "1999 GRAT"), of which Mr. and Ms. Montrone are co-trustees, each own 2,000,000 shares of Class B Common Stock. Wilmington Trust Company is the administrative trustee of the December 1998 GRAT and the 1999 GRAT. By virtue of their position as co-trustees, each of Mr. and Ms. Montrone may be deemed beneficial owner of all shares held by the December 1998 GRAT and the 1999 GRAT.

(5) Does not include 100,000 shares of Common Stock held by a charitable foundation, of which Mr. Montrone is a Director and Ms. Montrone is a Director and officer. By virtue of their positions with the charitable foundation, Mr. and Ms. Montrone may be deemed to be beneficial owners of the shares of Common Stock held by the charitable foundation. Mr. and Ms. Montrone disclaim any beneficial ownership of the 100,000 shares of Common Stock held by the charitable foundation.

(6) The information presented herein is based solely upon a Schedule 13G filing made with the SEC by Thomson Horstmann Bryant, Inc. ("Horstmann") on January 28, 1999. According to such filing, Horstmann as sole voting power over 572,600 of the above shares, shared voting power over 15,600 of the above shares and sole dispositive power over all of the above shares. The address of Horstmann is Park 80 West, Plaza Two, Saddle Brook, New Jersey 07663.

(7) The information presented herein is based solely upon a Schedule 13G filing made with the SEC by Franklin Resources, Inc. ("Franklin") on January 28, 1999. According to such filing, Franklin filed such Schedule 13G on behalf of the following group of persons: (i) Franklin itself (parent holding company); (ii) Mr. Charles B. Johnson (principal shareholder of parent holding company); (iii) Mr. Rupert H. Johnson, Jr. (principal shareholder of parent holding company); and (iv) Franklin Mutual Advisors, Inc. (investment advisor). According to the Schedule 13G filing,

      Franklin Mutual Advisors, Inc. possesses sole voting and dispositive power over all of the above shares. Neither Franklin nor Messrs. Charles or Rupert Johnson possess sole voting or sole dispositive power over any of the above shares. The address of Franklin, Mr. Charles B. Johnson and Mr. Rupert H. Johnson, Jr. is 777 Mariners Island Boulevard, 6th Floor, San Mateo, CA 94404. The address of Franklin Mutual Advisers, Inc. is 51 John
      F. Kennedy Parkway, Short Hills, NJ 07078.

(8) The information presented herein is based solely upon information provided by C.A. Delaney Capital Management Ltd. ("Delaney Capital") to General Chemical Group in February 1999. According to Delaney Capital, Spectrum United Canadian Growth Fund and the private clients, for which Delaney Capital acts as the investment manager, are registered holders of 493,500 of the above shares and 261,632 of the above shares, respectively. According to a Schedule 13G filing made with the SEC by Delaney Capital on February 13, 1998, Delaney Capital possess sole voting and dispositive power over the shares whose registered holders are Spectrum United Canadian Growth Fund and private clients. The address of Delaney Capital is BCE Place, Canada Trust Tower, 161 Bay Street, P.O. Box 713, Suite 5100, Toronto, Ontario, Canada M5J 251.

(9) The information presented herein is based solely upon a Schedule 13G filing made with the SEC by J O Hambro Capital Management Limited ("Hambro") on April 2, 1999. According to such filing, Hambro filed such
      Schedule 13G on behalf of the following group of persons: (i) J O Hambro Capital Management (Holdings) Limited ("Hambro Holdings"), the ultimate holding company of Hambro; (ii) Hambro itself, as co-investment advisor to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust"), and as investment advisor to Oryx International Growth Fund Limited ("Oryx") as well as private clients; (iii) Mr. Christopher H.B. Mills, as executive director of NASCIT, director of Hambro and Oryx, and co-investment adviser to NASCIT and American Opportunity Trust; (iv) Growth Financial Services Limited ("GFS"), as provider of management services to NASCIT; (v) NASCIT;
      (vi) American Opportunity Trust; (vii) Oryx; and (viii) Consulta (Channel Islands) Limited ("Consulta"), as investment advisor of Oryx. According to the Schedule 13G filing, Holdings, Hambro and Mr. Christopher H.B. Mills each possesses shared voting and dispositive power over all of the above shares; GFS and NASCIT each possesses shared voting and dispositive power over 350,000 of the above shares; American Opportunity Trust possesses shared voting and dispositive power over 110,000 of the above shares; and Oryx and Consulta each possesses shared voting and dispositive power over 75,000 of the above shares. None of the above persons possess sole voting or sole dispositive power over any of the above shares. The address of Holdings, Hambro, Mr. Christopher H.B. Mills (business address), NASCIT and American Opportunity Trust is 10 Park Place, London SW1A, 1LP, England. The address of GFS is 77 Middle Street, Brockham, Surrey RHS 7HL, England. The address of Oryx and Consulta is Bermuda House, St. Julian's Avenue, St. Peter Port, Guernsey.

(10) The information presented herein is based solely upon a Schedule 13G/A filing made with the SEC by J.P. Morgan & Co. Incorporated ("J.P. Morgan") on February 22, 1999. According to such filing, J.P. Morgan possesses sole voting power over 656,200 of the above shares and sole dispositive power over all of the above shares. The address of J.P. Morgan is 60 Wall Street, New York, NY 10260.

(11) The information presented herein is based solely upon a Schedule 13D filing made with the SEC by Equitable Life Assurance Society ("Equitable") on May 2, 1997. According to such filing, Equitable possesses sole voting and sole dispositive power over all of such shares. The address of Equitable is City Place House, 55 Basinghall Street, London EC2V 5DR, England.


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(12)  The information presented herein is based solely upon a Schedule 13D filing made with the SEC on February 16, 1999 by Mr. John W. Gildea, a director of General Chemical Group, on behalf of himself and Network Fund III, Ltd. ("Network"). Network is an investment fund managed by Gildea Management Company, of which Mr. Gildea is the Chairman of the Board of Directors, Chief Executive Officer and sole stockholder. According to such filing, Network possesses sole voting power over 470,996 shares of the above shares and sole dispositive power over 470,996 of the above shares while Mr. Gildea possesses sole voting and sole dispositive power over all of the above shares. The address of Mr. Gildea is 115 East Putnam Avenue, Greenwich, CT 06830. The address for Network is P.O. Box 219, Butterfield House, Grand Cayman, Cayman Islands, BWI.

(13) The percentage ownership has been calculated based on the total number of Common Stock and Class B Common Stock issued and outstanding. If based on Common Stock only, percentage ownership of Common Stock for each of Horstmann, Franklin, Delaney Capital, Hambro, J.P. Morgan, Equitable and Mr. Gildea is 8.1%, 8.0%, 6.9%, 6.9%, 6.8%, 5.9% and 5.4%, respectively.
      If such calculation is based on Common Stock outstanding after the Class B Conversion, the percentage ownership of Common Stock for each of Horstmann, Franklin, Delaney Capital, Hambro, J.P. Morgan, Equitable and Mr. Gildea is 5.3%, 5.2%, 4.5%, 4.5%, 4.4%, 3.8% and 3.5%, respectively.

(14) Includes 20,000 shares of Common Stock held by Mr. Russell directly, 1,000 shares of Common Stock held by Mr. Russell's daughter, an aggregate of 55,972 restricted units granted pursuant to the General Chemical Group's Restricted Unit Plan, of which 11,194 restricted units vested on each of November 15, 1996, May 15, 1997 and May 15, 1998 and 22,390 restricted units will vest on May 15, 1999. Mr. Russell disclaims any beneficial ownership of the 1,000 shares of Common Stock held by his daughter.

(15) Consists of 9,000 shares of Common Stock held by Mr. Passino's wife and children, an aggregate of 27,986 restricted units granted pursuant to the General Chemical Group's Restricted Unit Plan, of which 5,597 restricted units vested on each of November 15, 1996, May 15, 1997 and May 15, 1998 and 11,195 restricted units will vest on May 15, 1999, options to purchase 40,000 shares of Common Stock, which options vested 12,000 shares on each of May 15, 1997 and May 15, 1998 and 16,000 shares will vest on May 15, 1999. Mr. Passino disclaims any beneficial ownership of the 9,000 shares of Common Stock held by his wife and children.

(16) Includes 2,000 shares of Common Stock held by Mr. Tanis directly, an aggregate of 16,791 restricted units granted pursuant to the General Chemical Group's Restricted Unit Plan, of which 5,597 restricted units vested on each of November 15, 1996, May 15, 1997 and May 15, 1998 and 11,195 restricted units will vest on May 15, 1999. Also includes options to purchase 40,000 shares of Common Stock, which options vested 12,000 shares on each of May 15, 1997 and May 15, 1998 and 16,000 shares will vest on May 15, 1999.

(17) Includes 13,633 shares of Common Stock held by Mr. Wilkinson directly, 4,353 shares held by Mr. Wilkinson's spouse, 8,707 restricted units vesting on May 15, 1999 and options to purchase 20,000 shares of Common Stock, which options vested 6,000 shares on each of May 15, 1997 and May 15, 1998 and will vest 8,000 shares on May 15, 1999.

(18) Includes 500 shares of Common Stock held by Mr. Klink directly, an aggregate of 18,657 restricted units granted pursuant to the General Chemical Group's Restricted Unit Plan, of which 3,732 restricted units vested on each of November 15, 1996, May 15, 1997 and May 15, 1998 and 7,461 restricted units will vest on May 15, 1999. Also includes options to purchase 20,000 shares of



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      Common Stock, which options vested 6,000 shares on each of May 15, 1997 and May 15, 1998, and 8,000 shares will vest on May 15, 1999.

(19) Includes 10,000 shares of Common Stock owned by Mr. Meister directly, an aggregate of 7,500 restricted units granted pursuant to the General Chemical Group's Restricted Unit Plan, of which 1,500 restricted units vested on each of November 15, 1996, May 15, 1997 and May 15, 1998 and 3,000 restricted units will vest on May 15, 1999.

(20) Includes 5,000 restricted units granted pursuant to General Chemical Group's Restricted Unit Plan for Non-Employee Directors and options to purchase 20,000 shares of Common Stock.

(21) Of such shares, 9,811,421 are beneficially owned by Mr. Montrone (see notes (2), (3), (4) and (5)) and 590,996 are beneficially owned by Mr. Gildea (see note (12)).



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                CERTAIN RELATIONSHIPS AND AFFILIATE TRANSACTIONS

Agreements with Latona

           Latona is a management company that, since 1995, has been providing General Chemical Group with strategic management, business and financial advisory services, including guidance and advice related to financings, security offerings, recapitalizations, restructurings, acquisitions and tax and employee benefit matters. In 1998 and 1999, Latona has received or will receive $6.3 million and $7.65 million, respectively, of fees for services provided to General Chemical Group, which amounts also include fees for advisory services provided by Latona with respect to acquisitions, business combinations and other strategic transactions. Paul M. Montrone, the controlling stockholder and Chairman of the Board of General Chemical Group, also controls Latona. In addition, Paul M. Meister, a director of General Chemical Group and GenTek, is a Managing Director of Latona.

           In connection with the Spinoff, Latona has agreed to provide its services separately to each of GenTek and New GCG and to split its current fee between the two companies. As a result, each of GenTek and New GCG will pay Latona, in 1999, an annual fee of $4.5 million and $1.5 million, respectively, payable quarterly in advance, adjusted annually after 1999 for increases in the U.S. Department of Labor, Bureau of Labor Statistics, Consumer Price Index. In addition, if Latona provides advisory services to GenTek or New GCG in connection with any acquisition, business combination or other strategic transaction, GenTek or New GCG, as the case may be, will pay Latona additional fees, comparable to those received by investment banking firms for such services (subject to the approval of a majority of such company's independent directors).

           Latona's agreements with GenTek and New GCG will be substantially similar to General Chemical Group's existing agreement with Latona and will extend through 2004. The agreements may be terminated by GenTek or New GCG (as the case may be) or Latona if the other party ceases, or threatens to cease, to carry on its business, or commits a material breach of the agreement which is not remedied within 30 days of notice of such breach. Each of GenTek and New GCG may terminate its agreement if Mr. Montrone ceases to hold, directly or indirectly, shares of its capital stock constituting at least 20% of the aggregate voting power of its capital stock. Proposals regarding amendments to, waivers of, extensions of or other changes in the terms of the agreement with Latona, as well as any transactions perceived to involve potential conflicts of interest, will be dealt with on a case-by-case basis, taking into account relevant factors including the requirements of the NYSE and prevailing corporate practices.




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Stockholder Agreements

           Paul M. Montrone, the Chairman of the Board of General Chemical Group, holds or controls (including through the Montrone Trusts) all of the Class B Common Stock and approximately 47.1% of the total outstanding shares of stock of General Chemical Group. In order to obtain the private letter ruling of the IRS concerning the tax-free nature of the Spinoff, General Chemical Group requested the conversion of, and Mr. Montrone and the Montrone Trusts agreed to convert, some shares of Class B Common Stock into Common Stock of General Chemical Group. As a result of such conversion, the voting power of the shares held or controlled by Mr. Montrone and the Montrone Trusts will decrease from 89.9% to 80.6%. General Chemical Group believes that, without the Class B Conversion, the Spinoff could have adverse tax consequences to General Chemical Group. See also "Beneficial Ownership of GenTek and General Chemical Group Common Stock."

           Pursuant to a registration rights agreement with General Chemical Group, Mr. Montrone and the Montrone Trusts may request, at any time until April 1, 2004, the registration of their shares of Common Stock of GenTek (including shares of Common Stock received upon conversion of any Class B Common Stock) for sale under the Securities Act. GenTek will be required to accept up to three requests for registration and, in addition, to include the shares of Mr. Montrone and the Montrone Trusts in a proposed registration of shares of GenTek Common Stock under the Securities Act in connection with the sale of shares of Common Stock by GenTek or any other stockholder of GenTek. GenTek will be responsible to pay the expenses of the registration of shares of Mr. Montrone and the Montrone Trusts, other than brokerage and underwriting commissions and taxes relating to the sale of the shares. See "The Spinoff," "Beneficial Ownership of GenTek and General Chemical Group Common Stock" and "Risk Factors--Control by and Relationship with Principal Stockholder; Potential Conflicts of Interest."



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                              ARRANGEMENTS BETWEEN
                               GENTEK AND NEW GCG
                             RELATING TO THE SPINOFF

           After the Spinoff, GenTek and New GCG will not own any securities in each other and will be separate, stand-alone public companies.

           The general terms and conditions of the Spinoff will be set forth in a Separation Agreement between General Chemical Group and GenTek (the "Separation Agreement"). In addition, General Chemical Group and GenTek expect to enter into the agreements described in this section to facilitate the separation of the GenTek and Industrial Chemicals Businesses and an orderly transition in establishing GenTek and New GCG as separate, stand-alone companies. The agreements summarized below have been filed as exhibits to the Form 10 filed under the Exchange Act. The following summarizes the material terms of such agreements but is qualified by reference to the filed agreements.

Separation Agreement

           The Separation Agreement provides for, among other things, the principal corporate transactions required to effect the Spinoff, the conditions that must be satisfied prior to the Spinoff Date and the allocation between GenTek and New GCG of certain assets and liabilities. The Separation Agreement also contemplates the execution by the parties of the following additional agreements that address particular matters related to the Spinoff: Employee Benefits Agreement; Transition Support Agreement; Sublease Agreements; Tax Sharing Agreement; and Intellectual Property Agreement.

           Reorganization. The Separation Agreement will set forth the corporate transactions to be accomplished at or before the Spinoff to separate the GenTek Business from the Industrial Chemicals Business. Following a series of pre-Spinoff intra-group transactions, the GenTek Business will be held by General Chemical Group through GenTek and the Industrial Chemicals Business will be held by General Chemical Group through New Hampshire Oak and General Chemical Industrial Products Inc.

           Distribution. On or before the Spinoff Date, General Chemical Group will deliver to the Distribution Agent a certificate or certificates representing all of the shares of GenTek Common Stock, and will instruct the Distribution Agent to distribute to each holder of record of Common Stock of General Chemical Group on the Record Date a certificate or certificates representing one share of GenTek Common Stock for each share of Common Stock of General Chemical Group so held. In addition, shares of Class B Common Stock of GenTek will be distributed, at a ratio of one-for-one, to the holders of record of Class B Common Stock of General Chemical Group on the Record Date.

           Satisfaction of Conditions; Termination. The Board of Directors of General Chemical Group has the sole discretion to establish and change the Record Date, the Spinoff Date and any appropriate procedures in connection with the Spinoff. The Board of Directors of General Chemical Group may amend, modify or abandon the Spinoff at any time prior to the Spinoff Date. The Spinoff will not occur unless the following conditions have been satisfied: (1) all necessary regulatory approvals have been received; (2) the Form 10 has become effective under the Exchange Act; (3) the persons mentioned under "The GenTek Business:
Management" as members of the Board of Directors of GenTek have been elected as directors, and the GenTek Articles of Incorporation and Bylaws are in effect;
(4) the necessary changes to the composition of the Board of Directors of General Chemical Group have been made so that the composition of the Board of Directors of New GCG shall, after the Spinoff, be as described in the section entitled "Summary"; (5) GenTek's Common Stock has been approved for listing on the NYSE, subject to official notice of issuance; (6) the IRS private letter ruling concerning the tax-free nature of



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the Spinoff has been issued and has not been subsequently withdrawn or modified;
(7) GenTek and New GCG have entered into new financing facilities, and the proceeds of borrowings under those facilities have been applied to repay debt of General Chemical Group; (8) the Board of Directors of General Chemical Group has received a report of an independent appraiser confirming that General Chemical Group's surplus is sufficient to permit, without violation of Section 170 of the Delaware General Corporation Law, the distribution of GenTek Common Stock and Class B Common Stock; (9) the Class B Conversion has taken place so that, as of the Record Date, the issued and outstanding Class B Common Stock will represent less than 20% of the total number of shares of outstanding Common Stock and Class B Common Stock of General Chemical Group; and (10) no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Spinoff shall be in effect.

           Separation of Assets and Liabilities. The Separation Agreement provides that the following will become exclusively the assets of GenTek at or prior to the Spinoff: (1) the capital stock of General Chemical Corporation; (2) the capital stock of Noma, Reheis, Defiance, Toledo Technologies Inc., Balcrank Products Inc., PDI and certain subsidiaries that are engaged in the GenTek Business (the "GenTek Subsidiaries"); and (3) any other assets that are not used principally in the Industrial Chemicals Business (collectively, the "GenTek Assets"). Pursuant to the Separation Agreement, New GCG will hold exclusively the following assets: (1) the capital stock of New Hampshire Oak, General Chemical Industrial Products Inc., General Chemical Canada Ltd. and certain other subsidiaries that are engaged in the Industrial Chemicals Business (the "Industrial Subsidiaries"); (2) all of General Chemical Corporation's 51% interest in General Chemical (Soda Ash) Partners, and all rights of the managing partner of such partnership; and (3) all other assets used principally in the Industrial Chemicals Business (collectively, the "Industrial Assets").

           The Separation Agreement further provides that, as of the Spinoff, all liabilities of the GenTek Business will become exclusively the liabilities of GenTek (collectively, the "GenTek Liabilities"), including all liabilities:
(1) incurred in the conduct or operation of GenTek Business or the ownership or use of GenTek Assets, whether arising before, at or after the Spinoff; (2) of the GenTek Subsidiaries, whether or not incurred in the conduct or operation of the GenTek Business or the ownership of the GenTek Assets; (3) of GenTek arising under the Separation Agreement or any other agreements with New GCG relating to the Spinoff; (4) undertaken by General Chemical Group in connection with its acquisition of Noma, Defiance, Reheis, Peridot and Sandco Automotive; and (5) arising under or in connection with the Form 10, but only to the extent such liabilities relate to statements in, or omissions from, the Form 10 regarding GenTek or the GenTek Business.

           Pursuant to the Separation Agreement, all liabilities of General Chemical Group, other than the GenTek Liabilities (collectively, the "Industrial Liabilities"), will remain exclusively the liabilities of New GCG, including all liabilities: (1) incurred in the conduct or operation of Industrial Chemicals Business or the ownership or use of Industrial Assets; (2) set forth on the balance sheet of the Industrial Chemicals Business; (3) arising under or in connection with the Form 10, except for liabilities relating to information or statements in, or omissions from, the Form 10 regarding GenTek or the GenTek Business; (4) of New GCG arising under the Separation Agreement or any other agreements with GenTek relating to the Spinoff; and (5) of New GCG or any Industrial Subsidiary that do not relate either to the GenTek Business or the Industrial Chemicals Business, including liabilities relating to any business formerly owned or operated by any of them (other than any such business that had been engaged in the GenTek Business) or arising out of the sale thereof.

           Payments Received. From and after the Spinoff Date, both GenTek and New GCG will promptly transfer to the other, from time to time, any property received that is an asset of the other.



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Funds received by one upon the payment of accounts receivable that belong to the other will be paid promptly to the other party.

           Amendments; Further Assurances. The Separation Agreement may only be amended or rights thereunder waived by an instrument signed by the party to be charged with the amendment or waiver. GenTek and New GCG will use their reasonable efforts to (i) execute and deliver such further instruments and documents and take such actions as the other party may reasonably request in order to effectuate the purposes of the Separation Agreement and their other agreements relating to the Spinoff, and (ii) take all actions and do all things reasonably necessary under applicable laws and agreements or otherwise to consummate and make effective the transactions contemplated by the Separation Agreement and their other agreements relating to the Spinoff.

           No Representations or Warranties. Except as stated in the Separation Agreement or other agreements entered into for the Spinoff, no party to such agreements or any other agreement or document contemplated by the Separation Agreement or any other agreements entered into for the Spinoff has or shall be deemed to have made any representation or warranty as to (i) the assets, businesses or liabilities retained, transferred or assumed as contemplated thereby, (ii) any consents or approvals required in connection with the transfer or assumption by such party of any asset or liability contemplated by the Separation Agreement, (iii) the value of or freedom from any lien, claim, equity or other encumbrance of, or any other matter concerning, any assets of such party, or (iv) the absence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of any party. Except as may expressly be set forth in the Separation Agreement or other agreements entered into for the Spinoff, all such assets were, or are being, transferred, or are being retained, on an "as is," "where is" basis and the respective transferees will bear the economic and legal risks that any conveyance will prove to be insufficient to vest in the transferee a title that is free and clear of any lien, claim or other encumbrance.

           Guaranteed Liabilities. GenTek will use all reasonable efforts (excluding payment of money) to obtain as promptly as practicable after the Spinoff Date the release of New GCG from its obligations regarding the GenTek Liabilities on which New GCG is an obligor by reason of any guarantee of obligations for borrowed money. New GCG will use all reasonable efforts (excluding the payment of money) to obtain as promptly as practicable after the Spinoff Date the release of GenTek from its obligations with respect to the Industrial Liabilities on which GenTek is an obligor by reason of any guarantee or contractual commitment of obligations for borrowed money.

           Cross Indemnification. At and after the Spinoff, New GCG will indemnify, defend and hold harmless GenTek and its directors, officers, employees and agents (the "GenTek Indemnitees") from and against any and all damage, loss, liability and expense (including, without limitation, reasonable expenses of investigation and reasonable attorneys' fees and expenses in connection with any and all actions or threatened actions) (collectively, the "Indemnifiable Losses") incurred or suffered by any of the GenTek Indemnitees and arising out of, or due to the failure of New GCG to pay, perform or otherwise discharge, any of the Industrial Liabilities. At and after the Spinoff, GenTek will indemnify, defend and hold harmless New GCG and its directors, officers, employees and agents (the "Industrial Indemnitees") from and against any and all Indemnifiable Losses incurred or suffered by any of the Industrial Indemnitees and arising out of, or due to the failure of GenTek to pay, perform or otherwise discharge, any of the GenTek Liabilities. In circumstances in which the indemnity is unavailable or insufficient, for any reason, to hold harmless an indemnified party in respect of any Indemnifiable Losses, each indemnifying party, in order to provide for just and equitable contribution, will contribute to the amount paid or payable by such indemnified party as a result of such Indemnifiable Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party or parties on the one hand and the indemnified party on the other in connection with the statements or omissions or alleged



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statements or omissions that resulted in such Indemnifiable Losses, as well as any other relevant equitable considerations. In addition, New GCG will agree to use its efforts to maintain directors' and officers' liability insurance coverage at least equal to General Chemical Group's current directors' and officers' liability insurance coverage for a period of six years for directors and officers of General Chemical Group who will become directors and officers of GenTek as of the Spinoff Date for their acts as directors and officers of General Chemical Group for periods prior to the Spinoff Date.

           Non-Competition and Non-Solicitation. Each of GenTek and New GCG will covenant that, subject to certain exceptions, neither will compete with the other prior to the fifth anniversary of the Spinoff Date. GenTek and New GCG have also agreed not to hire, or solicit for employment, any director, officer or supervisory-level employee of the other until the third anniversary of the Spinoff Date.

Employee Benefits Agreement

           In connection with the Spinoff, New GCG and GenTek will enter into an employee benefits agreement (the "Employee Benefits Agreement") that will separate the assets and liabilities under General Chemical's employee benefit plans and other employment-related liabilities between New GCG and GenTek. As a general matter, New GCG and GenTek will each (i) continue to employ their respective employees and (ii) assume the liabilities existing at the time of the Spinoff for their respective employees and former employees. The Employee Benefits Agreement also will provide for the treatment of certain retirement plans, investment and savings programs, medical and life insurance benefits, retiree medical and life insurance benefits and stock awards.

           GenTek or New GCG will, effective as of the date of the Spinoff, establish or maintain pension plans, health and welfare plans, a savings (401(k)) plan, and executive compensation plans to mirror the plans that General Chemical Group or its subsidiaries currently sponsor for their employees. The Employee Benefits Agreement will provide for the separation of the amounts necessary to fund the projected benefit obligations under the General Chemical Group pension plans of GenTek's current and former employees, on the one hand, and New GCG's current and former employees, on the other hand, determined on an equitable basis in accordance with the actuarial assumptions used by the applicable General Chemical Group pension plan with respect to its last completed actuarial report. Similar principles will apply with respect to any employee benefit plan maintained outside of the United States.

           GenTek will establish the LTIP pursuant to which stock options, stock appreciation rights, and other equity-related incentive awards, as well as cash performance awards, may be granted. Pursuant to the Employee Benefits Agreement, effective as of the Spinoff Date, the outstanding General Chemical Group equity-related awards held by current or former employees of GenTek will also receive similar awards with respect to GenTek stock. Their awards will be adjusted so as to preserve (a) the difference between the exercise price and the value of shares of General Chemical Group prior to the Spinoff Date and (b) the ratio of the exercise price per share of GenTek and New GCG to the fair market of the GenTek or New GCG share relating to the award.

Transition Support Agreement

           Pursuant to a transition support agreement (the "Transition Support Agreement"), for a period of up to twelve months following the Spinoff, GenTek will agree to provide New GCG with tax, legal, accounting, treasury, purchasing services, human resources, insurance management and claims administration, and certain other administrative services, and New GCG will agree to provide GenTek with certain services as they may agree upon. In addition, following the Spinoff, GenTek will provide the Industrial Chemicals Business with MIS and MIS-supported functions, including MIS personnel,



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hardware and software, on a service contract basis. This arrangement will remain in effect through approximately December 2001. GenTek will provide the Industrial Chemicals Business with the general administrative and MIS services and functions for a fee that will reflect a pro rata allocation, based on the extent of services and functions provided, of GenTek's overall costs and expenses for such services and functions, plus an appropriate margin. See also "The GenTek Business Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Issue" and "The Industrial Chemicals Business."

           Upon not less than 60 days prior written notice, either GenTek or New GCG may direct the other to discontinue any services provided under the Transition Support Agreement, except with respect to MIS and related functions. The Transition Support Agreement may be terminated by either party for a material uncured breach by the other party, the insolvency of the other party, or the change of control of the other party. The agreement will also provide that generally neither party will be liable to the other party for any costs, losses, damages or claims related to services provided by it under the Transition Support Agreement, other than for gross negligence or willful misconduct.

Sublease Agreement

           As of the Spinoff, New GCG will use a portion of the office space located in Parsippany, New Jersey pursuant to an agreement (the "Sublease Agreement") for the sublease by General Chemical Corporation (a subsidiary of GenTek after the Spinoff) to General Chemical Industrial Products Inc. The sublease payments will reflect a pro rata allocation, based upon the square footage of the subleased premises, of General Chemical Corporation's overall rental and other occupancy costs. The Sublease Agreement will also provide for customary maintenance and ancillary services.

Tax Sharing Agreement

           Prior to the Spinoff, General Chemical Group and GenTek will enter into a tax sharing agreement (the "Tax Sharing Agreement") which will provide, among other things, that (1) except for taxes described in clauses (2) and (3) below, GenTek will be responsible for, and will indemnify and hold New GCG and its subsidiaries harmless from and against, all taxes of the affiliated group filing consolidated Federal income tax returns of which General Chemical Group is the common parent, and of any consolidated, combined or unitary state, local or foreign tax group that includes GenTek or any of its subsidiaries, to the extent that such taxes are attributable to periods ending on or before the Spinoff Date; (2) New GCG and GenTek generally will each be responsible for, and will hold one another harmless from and against, 50% of any taxes attributable to the Spinoff or the Reorganization, including any taxes resulting from the application of section 355(e) of the Code to the Spinoff or the Reorganization, except that each of GenTek and New GCG will be responsible for, and will indemnify and hold the other harmless from and against, 100% of such taxes if such taxes are attributable to an act of such company or any of its subsidiaries; (3) GenTek will make a payment to New GCG equal to its share of current taxes (including estimated taxes) of the affiliated group filing consolidated Federal income tax returns of which General Chemical Group is the common parent, and of any consolidated, combined or unitary state, local or foreign tax group that includes GenTek or any of its subsidiaries, for all periods ending on or before the Spinoff Date, to the extent not already paid under the existing General Chemical Group tax sharing agreement; and (4) separate company taxes generally will be borne by the company that is responsible for such taxes under local law. The Tax Sharing Agreement will also establish, as between GenTek and New GCG, procedures for the conduct and settlement of certain tax audits and related proceedings and the determination of the amount of the tax sharing payments described above. The Tax Sharing Agreement will not be binding on the IRS or any other taxing authority and will not affect the several liability of GenTek and New GCG and their respective



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subsidiaries to the IRS for Federal income taxes of the General Chemical Group consolidated group relating to periods beginning prior to the Spinoff Date.

           The Tax Sharing Agreement will also restrict the ability of GenTek and New GCG to take certain actions which could adversely affect the tax-free nature of the Spinoff and the Reorganization, including as a result of the recognition of gain under section 355(e) of the Code. In particular, the Tax Sharing Agreement will provide that in the event Paul Montrone and the Montrone Trusts no longer control 50% of the voting power of stock of GenTek or New GCG, both GenTek and New GCG generally will be prohibited from entering into any transaction or series of transactions, on or prior to the second anniversary of the date of the Spinoff, pursuant to which one or more persons would acquire, directly or indirectly, a 50% or greater interest, by vote or value, in GenTek or New GCG, respectively. The Tax Sharing Agreement will provide that each of GenTek and New GCG may enjoin the other company from engaging in any such restricted action.

Intellectual Property Agreement

           Pursuant to an Intellectual Property Agreement to be entered into by GenTek and New GCG (the "Intellectual Property Agreement"), after the Spinoff, New GCG will have the rights to and interest in the copyrights, trademarks, trade secrets and other intellectual property (the "Intellectual Property") of General Chemical Group used prior to the Spinoff primarily in the Industrial Chemicals Business, and GenTek will have the rights to and interest in all other Intellectual Property of General Chemical Group. As of the Spinoff, each of GenTek and New GCG will license to the other party, on a non-exclusive basis, those items of Intellectual Property that it owns and the other party needs to use for the continued operations of its business.

           General Chemical Corporation, a wholly-owned subsidiary of GenTek after the Spinoff, will enter into a license with New GCG regarding the General Chemical name and logo. General Chemical Corporation, which owns the Licensed Property, will grant to New GCG, for a one-time up-front fee, a perpetual license to use the Licensed Property in connection with the soda ash and calcium chloride activities and operations of the Industrial Chemicals Business, including as the trading name of New GCG and with respect to General Chemical Industrial Products Inc.'s functions as the managing partner of GCSAP.

Purchases of Soda Ash and Calcium Chloride

           The GenTek Business currently is, and after the Spinoff will continue to be, an end user of soda ash. After the Spinoff, GenTek expects to continue to purchase soda ash from the Industrial Chemicals Business to meet its own supply needs and for resale to distributors and customers who purchase multiple GenTek products. These purchases will be on terms similar to those for the GenTek Business' purchases of soda ash from the Industrial Chemicals Business prior to the Spinoff. GenTek will also purchase calcium chloride for resale to its distributors and customers who purchase multiple products of the GenTek Business. These purchases of soda ash and calcium chloride will not be material to the GenTek Business.

           Currently, General Chemical Corporation, which will be a subsidiary of GenTek after the Spinoff, is party to contracts with end users and distributors of soda ash and calcium chloride. In connection with the pre-Spinoff reorganization, General Chemical Corporation will use reasonable efforts to assign all of its soda ash and calcium chloride sales contracts to General Chemical Industrial Products Inc., except for contracts with distributors that also cover products of the GenTek Business. Any contracts that are not assigned to General Chemical Industrial Products Inc. prior to the Spinoff will


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remain with General Chemical Corporation. General Chemical Industrial Products
Inc. will provide soda ash and calcium chloride to GenTek to enable it to satisfy any such unassigned contracts, on terms substantially similar to those provided in the unassigned contracts. Once these contracts with end users and distributors expire, it is anticipated that, if acceptable to these customers, New GCG will enter into new contracts with them directly.




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                                  RISK FACTORS

           In addition to the other information in this Information Statement, the following factors should be carefully considered in evaluating GenTek and the GenTek Business.

Cyclicality

           The results of operations of each of the GenTek Business' manufacturing segment and performance products segment are subject to fluctuations based on general economic conditions. During prior recessionary periods or general economic downturns in the U.S. or worldwide, the manufacturing and performance products industries have been adversely affected. There can be no assurance that any future recessionary period or general economic downturn will not materially and adversely affect GenTek's operating results or financial condition.

Competition

           The GenTek Business' manufacturing segment competes with other automotive engine component manufacturers based on a number of factors, including design and engineering capabilities, quality, delivery terms and price. Competitors include Eaton, Hitchiner, INA, Ingersoll-Rand and captive OEMs. The markets for Noma's products are highly competitive, with competition based on price, quality and ability to meet customer delivery requirements. See "The GenTek Business--Manufacturing Segment."

           Although the GenTek Business' performance products segment generally has leading market share positions in the end markets in which it competes, most of these end markets are highly competitive. Therefore, raising prices has been difficult over the past several years and will likely continue to be so in the near future. The major competitors of the GenTek Business' performance products segment are typically segregated by end markets and include several large multinational competitors, such as Arch Chemicals, BASF, Solvay S.A. and Rhodia, as well as some regional and small independent producers. See "The GenTek Business--Performance Products Segment."

Environmental Considerations

           The GenTek Business' various chemical manufacturing operations, which have been conducted at a number of facilities for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S., Canada and Ireland. The GenTek Business believes that it is in substantial compliance with such laws and regulations. However, due to the nature of its operations, the GenTek Business is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. Based on information available at this time with respect to potential liability involving these proceedings and inquiries, GenTek believes that any such liability would not have a material adverse effect on its financial position or results of operations. However, modifications or changes in enforcement of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, or the discovery of additional or unknown environmental contamination could require expenditures which might be material to GenTek's results of operations or financial condition.



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           Additionally, CERCLA and similar state Superfund statutes have been construed as imposing joint and several liability, under certain circumstances, on present and former owners and operators of contaminated sites and transporters and generators of hazardous substances for remediation of contaminated properties regardless of fault. General Chemical Group has received written notice from the EPA that it has been identified as a PRP under CERCLA at three Superfund sites. General Chemical Group does not believe that its liability, if any, arising therefrom will be material to its results of operations or financial condition. See "The GenTek Business: Management's Discussion and Analysis of Financial Condition and Results of Operations--Environmental Matters" and "The GenTek Business--Environmental Matters."

Operating Hazards

           The GenTek Business' revenues are dependent on the continued operation of its various manufacturing facilities. In particular, the operation of chemical manufacturing plants involves many risks, including the breakdown, failure or substandard performance of equipment, natural disasters, the need to comply with directives of government agencies and dependence on the ability of railroads and other shippers to transport raw materials and finished products in a timely manner. The occurrence of material operational problems, including but not limited to these events, at one or more of GenTek Business' facilities could have a material adverse effect on the results of operations or financial condition of the GenTek Business.

           In particular, the GenTek Business' operations are also subject to various hazards incident to the production of chemicals, including the use, handling, processing, storage and transportation of certain hazardous materials. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, environmental damage and suspension of operations. For example, there was a release of sulfur trioxide at the GenTek Business' Richmond, California facility in 1993, which was caused by the rupture of a pressure relief device on a railcar. Substantially all of the legal proceedings relating to this incident, for which a nonrecurring charge of $9 million was taken in 1994, have been concluded. The GenTek Business believes it is unlikely that an incident of similar magnitude can be reasonably expected to occur, although no assurance to such effect can be given.

Labor Relations

           The GenTek Business has been involved in work stoppages, strikes or other labor disruptions. Since 1986, the GenTek Business has been involved in numerous labor negotiations, only three of which have resulted in work disruptions. Union contracts covering a small number of employees of the GenTek Business will be up for renewal during 1999. The GenTek Business will be involved in other labor negotiations from time to time. There can be no assurance that these negotiation processes will not involve material disruptions to the GenTek Business. See "The GenTek Business--Employees; Labor Relations."

Year 2000

           General Chemical has implemented a program to assess, mitigate and remediate the potential impact of the Year 2000 problem throughout the GenTek Business. General Chemical Group completed its assessment of its Year 2000 compliance status in early 1998 and began work on its remediation program immediately thereafter. General Chemical Group's remediation program has been structured to address its Systems. In the event that GenTek's material Systems are not Year 2000 compliant, GenTek may experience reductions or interruptions in operations which could have a material adverse

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effect on GenTek's results of operations. See "The GenTek Business: Management's
Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Issue."

           In addition, General Chemical Group has implemented a program to determine the Year 2000 compliance status of its material vendors, suppliers, service providers and customers, including the railroad and trucking companies used to ship its products or to transport raw materials to its manufacturing facilities. Based on currently available information, GenTek does not anticipate any material impact to GenTek based on the failure of such third parties to be Year 2000 compliant. However, the process of evaluating the Year 2000 compliance status of material third parties is continually ongoing and, therefore, no guaranty or warranty can be made as to such third parties' future compliance status and its potential effect on the GenTek Business. GenTek believes there exists a sufficient number of suppliers of raw materials for its business so that if any supplier is unable to deliver raw materials due to Year 2000 problems, alternate sources will be available and that any supply interruption will not be material to the GenTek Business. There can be no assurances, however, that GenTek would be able to obtain all of its supply requirements from such alternate sources in a timely way or on terms comparable with those of its current suppliers. If the railroads or trucking companies that ship its products or raw materials fail to be Year 2000 compliant, the GenTek Business may not be able to arrange alternative and timely means to ship its goods or raw materials, which could lead to interruptions or slowdowns in its business. GenTek is preparing for the possible use of alternative suppliers and means of transportation, possible adjustment of raw material and product inventory levels and contingencies with respect to potential energy source interruptions, all in an effort to minimize the effects, if any, of Year 2000 related interruptions or slowdowns caused by suppliers and transporters.

           Before proceeding with the acquisitions of Defiance and Noma and as part of its acquisition-related due diligence, the GenTek Business reviewed Year 2000-related concerns for Defiance and Noma and received assurances from their respective managements that their businesses are, or prior to year-end 1999 will be, materially Year 2000 compliant. As part of its pre-acquisition due diligence, the GenTek Business reviewed, for Defiance, the assessments and reports prepared by its outside consultants and, for Noma, the periodic internal reports prepared by its MIS personnel for senior management. The GenTek Business began its own Year 2000 assessment for Defiance following the closing of its acquisition and expects to begin promptly its Year 2000 assessment for Noma. In the event that the material systems of Defiance or Noma are not Year 2000 compliant, the affected company may experience reductions or interruptions in operations which could have a material adverse effect on the results of operations or financial condition of the GenTek Business.

Risks Associated with Acquisitions

           GenTek intends to pursue value-enhancing acquisitions to increase its cash flow and earnings, expand its product portfolio and leverage its low-cost manufacturing position. The GenTek Business will devote substantial time and resources to acquisition-related activities. Identifying appropriate acquisition candidates and negotiating and consummating acquisitions can be a lengthy and costly process. GenTek cannot predict whether or when suitable acquisition candidates will become available, the likelihood that any acquisition will be completed or whether the acquisitions will be consummated on terms favorable to GenTek. If GenTek is able to identify and consummate acquisitions, the integration of such acquisitions may be a difficult, costly and lengthy process; GenTek may encounter substantial unanticipated costs or other problems associated with such integration. Although management believes that GenTek is qualified to pursue an acquisition-driven growth strategy (as evidenced by its recent acquisitions), the risks associated with acquisitions could have a material adverse effect on GenTek's results of operations or financial condition. See "The GenTek Business--Strategy."




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Leverage and Debt Service Requirements

           After giving pro forma effect to the Spinoff and an initial borrowing under the GenTek Financing Facility, GenTek's long-term debt is expected to be approximately $490 million, which includes approximately $240 million of borrowings incurred or assumed in connection with the Noma acquisition. While GenTek believes that future operating cash flow, together with financing arrangements, will be sufficient to finance current operating requirements, it is possible that GenTek's leverage and debt service requirements could make it more vulnerable to economic downturns. GenTek's indebtedness could restrict its ability to obtain additional financing in the future and, because GenTek may be more leveraged than certain of its competitors, could place it at a competitive disadvantage. In addition, GenTek expects that the GenTek Financing Facility will have covenants that will impose operating and financial restrictions on GenTek. These covenants could adversely affect GenTek's ability to finance its future operations, potential acquisitions or capital needs or to engage in business activities that may be in its interest. See "The GenTek Business:
Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

No Operating History as Independent Entity

           The GenTek Business has never operated as a separate, stand-alone entity and has historically shared with the Industrial Chemicals Business various financial, administrative and managerial expertise. The Industrial Chemicals Business will have no obligation to support the GenTek Business after the Spinoff, except to the extent described in "Arrangements Between GenTek and New GCG Relating to the Spinoff." After the Spinoff, the GenTek Business will maintain its own lines of credit and banking relationships and be responsible for its own financial reporting and control functions. There can be no assurance that, as a separate, stand-alone company, the GenTek Business' results and profits will be comparable to those before the Spinoff. See "Arrangements Between GenTek and New GCG Relating to the Spinoff."

Federal Income Tax Consequences of Changes in Control Following the Spinoff

           If the Spinoff is considered part of a plan or a series of related transactions pursuant to which one or more persons acquire, directly or indirectly, a 50% or greater interest, by vote or value, in either New GCG or GenTek, New GCG and, possibly, GenTek will recognize gain under section 355(e) of the Code. The amount of such gain would be substantial and would result in significant tax liabilities to New GCG and/or GenTek. Pursuant to the Tax Sharing Agreement, New GCG and GenTek will each be responsible for, and will indemnify one another for, 50% of any taxes resulting from the application of section 355(e) of the Code, except that, if such taxes are attributable to an act of New GCG or GenTek (or any of their respective subsidiaries), such party will be responsible for, and will indemnify the other for, 100% of such taxes. See "Arrangements Between GenTek and New GCG Relating to the Spinoff--Tax Sharing Agreement." As a result of the possible adverse tax consequences described above, New GCG and GenTek may be restricted, following the Spinoff, in their ability to effect certain acquisitions, stock issuances and other transactions that would result in a change of control of either of them.

Absence of a Public Trading Market; Possible Volatility of Stock Price

           There currently is no public trading market for the Common Stock of GenTek. Although GenTek Common Stock is expected to be approved for listing (subject to notice of issuance) on the NYSE under the symbol "GK", there can be no predictions, estimates or assurances about the trading price of the GenTek Common Stock after the Spinoff. The combined trading prices of the New GCG



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Common Stock and the GenTek Common Stock may be less than, equal to or greater than the trading price of Common Stock of General Chemical Group prior to the Spinoff. In addition, until the GenTek Common Stock is fully distributed, an orderly trading market develops and the market has fully evaluated the separate operations of New GCG and GenTek, the trading price of GenTek Common Stock, as well as that of New GCG Common Stock, may fluctuate significantly.

           In addition, recently the stock market has experienced extreme price and volume fluctuations which have affected the market price for many companies in similar industries. These broad market fluctuations may adversely affect the market price of GenTek Common Stock.

Shares Eligible for Future Sale

           Sales of substantial amounts of GenTek Common Stock in the public market, in addition to those currently outstanding, could adversely affect the market price of such Common Stock. After the Spinoff, Mr. Montrone will hold or control (including through the Montrone Trusts) 5,853,000 shares of Common Stock and 3,958,421 shares of the Class B Common Stock of GenTek. Although shares of Class B Common Stock are subject to significant restrictions on transfer, their holders can convert them into Common Stock, on a one-for-one basis, at any time. In addition, Mr. Montrone and the Montrone Trusts will have the right to demand the registration of their shares of Common Stock under the Securities Act under certain circumstances, which would allow the public offer and sale of such shares of Common Stock. If such stockholders sell or otherwise dispose of a substantial amount of the Common Stock in the public market, the prevailing market price for the Common Stock could be adversely affected.

Control by and Relationship with Principal Stockholder; Potential Conflicts of Interest

           Holders of GenTek Common Stock are entitled to one vote per share and holders of Class B Common Stock of GenTek are entitled to ten votes per share. Upon completion of the Spinoff, Paul M. Montrone, Chairman of the Board of Directors of GenTek, will beneficially own or control 80.6% of the combined voting power of the Common Stock and Class B Common Stock of GenTek. Therefore, Mr. Montrone alone will have sufficient voting power (without the consent of any other stockholder) to elect the entire Board of Directors of GenTek and, in general, to determine the outcome of any corporate transactions or other matters submitted to the stockholders for approval, including mergers and sales of assets, and to prevent, or cause, a change of control of GenTek. Mr. Montrone's control of GenTek will deter non-negotiated tender offers or other efforts to obtain control of GenTek, thereby depriving shareholders of opportunities to sell shares at prices higher than those prevailing in the market.

           In order to obtain the private letter ruling of the IRS concerning the tax-free nature of the Spinoff, General Chemical Group requested the conversion of, and Mr. Montrone and the Montrone Trusts agreed to convert, some of their shares of Class B Common Stock into Common Stock of General Chemical Group. As a result of such conversion, the voting power of the shares held or controlled by Mr. Montrone and the Montrone Trusts will decrease from 89.9% to 80.6%. General Chemical Group believes that, without the Class B Conversion, the Spinoff could have adverse tax consequences to General Chemical Group. See "The Spinoff," "Beneficial Ownership of GenTek and General Chemical Group Common Stock," "Certain Relationships and Affiliate Transactions" and "Description of Capital Stock of GenTek."

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                     DESCRIPTION OF CAPITAL STOCK OF GENTEK

           As of the Spinoff, the authorized, issued and outstanding capital stock of GenTek will be substantially identical to those of General Chemical Group. The following section describes the capital stock of GenTek as of the Spinoff Date. The terms and conditions of the capital stock of GenTek will be identical to those of General Chemical Group.

Authorized and Outstanding Capital Stock

           As of the Spinoff, the authorized capital stock of GenTek will consist of 100 million shares of Common Stock, 40 million shares of Class B Common Stock and 10 million shares of undesignated preferred stock issuable in series by the Board of Directors (the "Preferred Stock"). As of the Spinoff, 16,773,192 shares of Common Stock and 3,958,421 shares of Class B Common Stock will be issued and outstanding, and no shares of Preferred Stock will be issued or outstanding. As of the Spinoff, all outstanding shares of Common Stock and Class B Common Stock will be fully paid and nonassessable. The following summary description of the capital stock of GenTek is qualified in its entirety by reference to its Amended and Restated Certificate of Incorporation (the "Certificate"), and its Amended and Restated Bylaws (the "Bylaws"), copies of which are filed as exhibits to the Form 10.

Common Stock and Class B Common Stock

           Except for the disparity in voting power, the conversion provisions and the transfer restrictions, shares of Common Stock and Class B Common Stock are substantially identical, including their participation in dividends and in liquidating distributions.

           Voting. Each share of Common Stock entitles the holder of record to one vote and each share of Class B Common Stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes. The holders of Common Stock and Class B Common Stock will vote as a single class on all matters submitted to a vote of the stockholders, except as otherwise provided by law. Neither the holders of Common Stock nor the holders of Class B Common Stock have cumulative voting or preemptive rights. GenTek may, as a condition to counting the votes cast by any holder of Class B Common Stock at any annual or special meeting of stockholders, in the case of any written consent of stockholders, or for any other purpose, require such holder to furnish such affidavits or other proof as it may reasonably request to establish that the Class B Common Stock held by such holder has not, by virtue of the provisions of the Certificate, been automatically converted into Common Stock, as discussed below.

           Dividends. The holders of Common Stock and Class B Common Stock will be entitled to receive dividends and other distributions as may be declared thereon by the Board of Directors out of assets or funds legally available therefor, subject to the rights of the holders of any series of Preferred Stock and any other provision of the Certificate. The Certificate provides that if at any time a cash dividend or other distribution in cash or other property is paid on either the Common Stock or the Class B Common Stock, an equivalent dividend or other distribution in cash or other property will also be made with respect to the Class B Common Stock or Common Stock, as the case may be. The Certificate provides that if dividends are declared that are payable in shares of Common Stock or Class B Common Stock, such dividends shall be payable at the same rate on both classes of stock, provided that the dividends payable in shares of Common Stock shall be payable only to holders of Common Stock and the dividends payable in shares of Class B Common Stock shall be payable only to holders of Class B Common Stock. The Certificate provides that shares of Common Stock or Class B Common Stock may not be split up, subdivided, combined or reclassified, unless at the same time the shares of


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the other class are also split up, subdivided, combined or reclassified in a manner which maintains the same proportionate equity ownership between the holders of Common Stock and Class B Common Stock as existed immediately prior to the transaction.

           Liquidation. In the event of any liquidation, dissolution or winding up, the holders of Common Stock and the holders of Class B Common Stock will be entitled to receive the assets and funds available for distribution after payments to creditors and to the holders of any Preferred Stock that may at the time be outstanding, in proportion to the number of shares held by them, respectively, without regard to class.

           Equal Per Share Consideration Upon Merger. In the event of any corporate merger, consolidation, purchase or acquisition of property or stock or other reorganization in which any consideration is to be received by the holders of Common Stock or Class B Common Stock, the holders of Common Stock and Class B Common Stock will be entitled to receive an equal amount of consideration for each share tendered in such merger, consolidation, purchase or acquisition or other reorganization.

           Transfer Restrictions of Class B Common Stock. The Certificate provides that no person holding record or beneficial ownership of shares of Class B Common Stock (a "Class B Holder") may transfer shares of Class B Stock, except to a Permitted Transferee. A Permitted Transferee generally means an affiliate of the Class B Holder. In certain circumstances, changes in ownership or control of a Class B Holder will result in the automatic conversion of such holder's Class B Common Stock into Common Stock. The Certificate also provides that GenTek may require as a condition to registering the transfer of any shares of its Class B Common Stock the furnishing of such affidavits and other proof as GenTek reasonably may request to establish that such proposed transferee is a Permitted Transferee. In addition, upon any purported transfer of shares of Class B Common Stock not permitted under the Certificate, all shares of Class B Common Stock purported to be so transferred will be deemed to be converted into shares of Common Stock, and stock certificates formerly representing such shares of Class B Common Stock will thereafter represent an identical number of shares of Common Stock.

           Conversion Rights of Class B Holders. Class B Holders may convert each share of such Class B Common Stock at any time and from time to time into one fully paid and nonassessable share of Common Stock. The Certificate requires that GenTek reserve sufficient shares of Common Stock for issuance in connection with such conversion rights.

           All outstanding shares of Class B Common Stock automatically convert into shares of Common Stock on a share-for-share basis if the total number of shares of issued and outstanding Class B Stock is less than 10% of the total of all shares of Common Stock and Class B Common Stock then issued and outstanding. Upon any such conversion, stock certificates formerly representing shares of Class B Common Stock will thereafter represent an identical number of shares of Common Stock.

Undesignated Preferred Stock

           The Board of Directors is authorized to issue up to 10 million shares of Preferred Stock in classes or series and to fix the designations, powers, preferences and the relative, participating, optional or other special rights of the shares of each series and any qualifications, limitations and restrictions thereon as set forth in the Certificate. Any such Preferred Stock may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock.


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           The purpose of authorizing the Board of Directors to issue Preferred
Stock is, in part, to eliminate delays associated with a stockholder vote on specific issuances. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring or seeking to acquire, a significant portion of the outstanding stock of the company.



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                    CERTAIN PROVISIONS OF THE CERTIFICATE OF
                       INCORPORATION AND BYLAWS OF GENTEK

General

           The Certificate and Bylaws of GenTek are substantially identical to the Amended and Restated Certificate and the Bylaws, as amended, of General Chemical Group.

           A number of provisions of the Certificate and Bylaws deal with matters of corporate governance and the rights of stockholders. Certain of these provisions may be deemed to have an anti-takeover effect and may discourage takeover attempts not first approved by the Board of Directors (including takeovers which certain stockholders may deem to be in their best interests). To the extent takeover attempts are discouraged, temporary fluctuations in the market price of the Common Stock of each company, which may result from actual or rumored takeover attempts, may be inhibited. These provisions also could delay or frustrate the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to stockholders of the company. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of the Common Stock. The Board of Directors believes that these provisions are appropriate to protect the interests of the company and all of its stockholders. The Board of Directors has no present plans to adopt any other measures or devices which may be deemed to have an "anti-takeover effect".

Meetings of Stockholders

           The Certificate and Bylaws provide that a special meeting of stockholders may be called only by the Chairman of the Board of Directors, the President or a majority of directors, unless otherwise required by law. The Certificate and Bylaws provide that only those matters set forth in the notice of the special meeting may be considered or acted upon at that special meeting, unless otherwise provided by law. In addition, the Bylaws set forth certain advance notice and informational requirements and time limitations on any director nomination or any new business which a stockholder wishes to propose for consideration at an annual meeting of stockholders.

Indemnification and Limitation of Liability

           The Bylaws provide that directors and officers shall be, and at the discretion of the Board of Directors, nonofficer employees may be, indemnified by the company to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with service for or on behalf of the company and further permits the advancing of expenses incurred in defending claims. The Bylaws also provide that the right of directors and officers to indemnification shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any Bylaw, agreement, vote of stockholders or otherwise. The Certificate contains a provision permitted by Delaware law that generally eliminates the personal liability of directors for monetary damages for breaches of their fiduciary duty, including breaches involving negligence or gross negligence in business combinations, unless the director has breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or a knowing violation of law, paid a dividend or approved a stock repurchase in violation of the Delaware General Corporation Law or obtained an improper personal benefit. This provision does not alter a director's liability under the Federal securities laws. In addition, this provision does not affect the availability of equitable remedies, such as an injunction or rescission, for breach of fiduciary duty.


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Amendment of the Certificate

           The Certificate provides that an amendment thereof must first be approved by a majority of the members of the Board of Directors and (with certain exceptions) thereafter approved by the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock, voting together as a single class; provided, however, that the affirmative vote of 80% of the total votes eligible to be cast by the holders of voting stock, voting together as a single class, is required to amend provisions relating to the limitation of liability of directors and amendments to the Certificate.

Amendment of Bylaws

           The Certificate provides that the company's Bylaws may be adopted, amended or repealed by the Board of Directors and any Bylaws adopted by the directors may be altered, amended or repealed by the Directors or by the stockholders. Such action by the Board of Directors requires the affirmative vote of the directors. Such action by the stockholders requires the affirmative vote of a majority of the total votes eligible to be cast by holders of voting stock, except that if such amendment to the Bylaws is not recommended by the Board of Directors, then such action by stockholders requires the affirmative vote of at least two-thirds of the total votes eligible to be cast by holders of voting stock.

Statutory Business Combination Provision

           Although the Certificate and the Bylaws contain provisions with the anti-takeover effects mentioned above, the Certificate includes an election not to be governed by Section 203 of the Delaware General Corporation Law, which prohibits certain business combinations with certain stockholders for a period of three years after they acquire 15% or more of the outstanding voting stock of a corporation.

Dividends

           After the Spinoff, the Board of Directors of GenTek will be responsible for deciding if a dividend will be paid and the amount of the dividend. Currently, GenTek anticipates paying a regular quarterly cash dividend of $.05 per share of Common Stock after the Spinoff. The dividend policy of GenTek is, however, subject to change. Dividend decisions will be based on, among other factors, GenTek's operating results and financial requirements and the restrictions imposed by its financing facilities. The payment and level of cash dividends, if any, declared by GenTek to holders of its Common Stock and Class B Common Stock after the Spinoff will be subject to the discretion of its Board of Directors.

                       THE INDUSTRIAL CHEMICALS BUSINESS:
                             SELECTED FINANCIAL DATA

           The following selected financial data of the Industrial Chemicals Business have been derived from and should be read in conjunction with "The Industrial Chemicals Business: Discussion of Results" and the Industrial Chemicals Business Combined Financial and notes thereto included in Annex A of this Information Statement.

           The statement of operations data set forth below for each of the three years ended December 31, 1998 and the balance sheet data at December 31, 1997 and 1998 are derived from, and are qualified by reference to, the audited Industrial Chemicals Business Combined Financial Statements and notes thereto included in Annex A of this Information Statement. The statement of operations data for the fiscal years ended December 31, 1994 and 1995 and the balance sheet data at December 31, 1994, 1995 and 1996 are derived from financial statements of the Industrial Chemicals Business not included in this Information Statement. The Industrial Chemicals Business Combined Financial Statements for the three years ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors.

           Because the Industrial Chemicals Business did not actually operate as a separate stand-alone business during the periods depicted, it may have recorded different results had it been operated independently of the GenTek Business. Therefore, the financial position presented below is not necessarily indicative of the results of operations or financial position that would have resulted if the Industrial Chemicals Business had been a separate, stand-alone business during the periods shown, or of its future performance as a separate, stand-alone business. Per share data for net income has not been presented because the Industrial Chemicals Business was operated through General Chemical Group for the periods presented.

           For a description of the basis of presentation of the historical financial data of the Industrial Chemicals Business, see Note 1 to the Industrial Chemicals Business Combined Financial Statements.

                         Industrial Chemicals Business:
                             Selected Financial Data

                                          1994       1995       1996          1997       1998
                                        --------   --------   --------      --------   --------
Statement of Operations Data:
    Net revenues ....................   $254,139   $265,333   $298,945      $289,700   $261,469
    Gross profit ....................     75,159     78,794    100,143        84,931     59,131
    Operating profit ................     60,960     62,296     77,924(1)     68,281     41,049(2)
    Minority interest ...............     16,957     19,458     31,635        24,253     16,666
    Income before interest expense
       and income taxes .............     43,442     44,224     46,963        44,587     24,342
    Interest expense (3) ............     12,193     13,777     13,001        12,747     11,747
    Income before income taxes ......     31,249     30,447     33,962        31,840     12,595
    Income tax provision ............     11,480      9,490      9,682         9,576      3,171
    Net income ......................   $ 19,769   $ 20,957   $ 24,280      $ 22,264   $  9,424
Balance Sheet Data (at end of
    period):
    Cash, cash equivalents and short-
       term investments .............   $    558   $    928   $  1,609      $  1,352   $  1,127
    Adjusted working capital (4) ....     23,791     27,970     27,628        44,517     38,728
    Total assets ....................    207,647    212,493    241,086       262,175    248,714
    Divisional equity ...............     53,768     53,354     62,795        85,505     75,292

------------------
(1) Includes a one-time charge of $5.7 million ($3.5 million after tax) due primarily to awards made under the Restricted Unit Plan, reflecting the portion earned under prior equity programs. General Chemical Group recorded a one-time charge of $12.1 million ($7.6 million after tax), and the amount mentioned in the previous sentence related to the Industrial Chemicals Business.

(2) Includes incremental accruals of $2.3 million ($1.4 million after tax) principally related to litigation and environmental spending.

(3)  Includes allocated interest expense from the General Chemical Group.

(4) Adjusted working capital consists of total current assets (excluding cash and short-term investments) less total current liabilities (excluding the current portion of long-term debt).

                       THE INDUSTRIAL CHEMICALS BUSINESS:
                         PRO FORMA FINANCIAL STATEMENTS

           The following unaudited pro forma balance sheet and statement of operations have been derived from the Combined Financial Statements of the Industrial Chemicals Business included in Annex A of this Information Statement. These statements should be read in conjunction with "The Industrial Chemicals
Business: Discussion of Results" and the Industrial Chemicals Business Combined Financial Statements and notes thereto included in Annex A of this Information Statement.

           The pro forma balance sheet has been prepared assuming that the Spinoff and all related transactions, including the initial borrowing under the New GCG Financing Facilities and the repayment of General Chemical Group's existing borrowings from third parties, had occurred at December 31, 1998. The pro forma statement of operations for the year ended December 31, 1998 has been prepared assuming the Spinoff and related transactions had occurred as of January 1, 1998.

           The pro forma adjustments, as described in the notes to the pro forma balance sheet and statement of operations, are based on currently available information and certain adjustments that General Chemical Group believes are reasonable. This pro forma financial information does not necessarily represent what the financial position or results of operations of the Industrial Chemicals Business would actually have been had the Spinoff in fact occurred on such date or as of the beginning of such period or to be indicative of the Industrial Chemicals Business' financial position or results of operation for any future date or period.

                       The Industrial Chemicals Business:
                             Pro Forma Balance Sheet

                                                            December 31, 1998
                                                --------------------------------------------
                                                Historical      Adjustments        Pro Forma
                                                ----------      -----------        ---------
                                                              (In thousands)
                                                                   Assets
Current assets:
    Cash and cash equivalents ...............    $  1,127        $ 146,250(a)       $ 15,000
                                                                  (130,512)(b)
                                                                    (1,865)(c)
   Receivables, net .........................      58,601               --            58,601
   Inventories ..............................      25,508               --            25,508
   Deferred income taxes ....................       4,392               --             4,392
   Other current assets .....................       1,659               --             1,659
                                                 --------        ---------          --------
     Total current assets ...................      91,287           13,873           105,160
Property, plant and equipment,
net .........................................     141,808               --           141,808
Other assets ................................      15,619            3,750(a)         19,369
                                                 --------        ---------          --------
     Total assets ...........................    $248,714        $  17,623          $266,337
                                                 ========        =========          ========

                                                       Liabilities and Equity (Deficit)

Current liabilities:

   Accounts payable .........................    $ 24,298        $      --          $ 24,298
   Accrued liabilities ......................      25,146               --            25,146
   Income taxes payable .....................       1,988               --             1,988
                                                 --------        ---------          --------
     Total current liabilities ..............      51,432                             51,432
Long-term debt ..............................                      150,000(a)        150,000
Other liabilities ...........................      78,561               --            78,561
                                                 --------        ---------          --------
     Total liabilities ......................     129,993          150,000           279,993
Minority interest ...........................      43,429               --            43,429
Divisional equity (deficit) .................      75,292         (130,512)(b)       (57,085)
                                                                    (1,865)(c)
                                                 --------        ---------          --------
     Total liabilities and equity
     (deficit)...............................    $248,714        $  17,623          $266,337
                                                 ========        =========          ========

-----------------

(a) To record the incurrence of an estimated $150 million of new debt and to record $3.7 million of fees to obtain the new borrowings.

(b) To reflect the amount of proceeds from the new debt which will be used to repay existing indebtedness of GCG.

(c) To record the Industrial Chemical Business' share of the estimated costs to be incurred prior to the Spinoff which are directly attributable to the Spinoff and related transactions ($3.1 million, $1.9 million net of tax).

                       The Industrial Chemicals Business:
                        Pro Forma Statement of Operations

                                                         Year Ended December 31, 1998
                                                --------------------------------------------
                                                Historical      Adjustments        Pro Forma
                                                ----------      -----------        ---------
                                                              (In thousands)
Net revenues ................................     $261,469          $  --          $261,469
Cost of sales ...............................      202,338                          202,338
Selling, general and administrative expense..       18,082           1,000(a)        19,082
                                                  --------         -------         --------
Operating profit ............................       41,049          (1,000)          40,049
Interest expense ............................       11,747           3,653(b)        15,400
Interest income .............................          930            --                930
Foreign currency transaction losses .........          447            --                447
Other expense, net ..........................          524            --                524
                                                  --------         -------         --------
Income before minority interest and
  income taxes ..............................       29,261          (4,653)          24,608
Minority interest ...........................       16,666                           16,666
                                                  --------         -------         --------
Income before income taxes ..................       12,595          (4,653)           7,942
Income tax provision ........................        3,171          (1,840)(c)        1,331
                                                  --------         -------         --------
  Net income(d) .............................     $  9,424         $(2,813)        $  6,611
                                                  ========         =======         ========

-----------------

(a) To record estimated incremental general and administrative expenses expected to be incurred as a result of the Spinoff.

(b) To record the estimated change in interest expense based upon an estimated $150 million of debt expected to be outstanding at the date of the Spinoff, at an assumed average borrowing rate of 10% and reflect the amortization of debt issuance costs associated with the new borrowings. A fluctuation in the assumed borrowing rate of 0.125% would change pro forma interest expense by $187,500.

(c)  To reflect the estimated tax effect of the pro forma adjustments.

(d) Excludes the impact of the Industrial Chemical Business' share of one-time charges directly related to the Spinoff and the early extinguishment of debt of $3.1 million ($1.9 million net of tax).

                       THE INDUSTRIAL CHEMICALS BUSINESS:
                              DISCUSSION OF RESULTS

Overview

           The Industrial Chemicals Business is a leading global producer of soda ash and North American producer of calcium chloride. The Industrial Chemicals Business produces natural soda ash at its facility in Green River, Wyoming, and synthetic soda ash and calcium chloride at its facility in Amherstburg, Ontario.

           The Industrial Chemicals Business' principal product is soda ash, and the profitability of its operations is affected by the market price of soda ash more than any other factor. The price of soda ash has fluctuated in recent years due to numerous factors, such as changes in industry capacity and global demand for soda ash, and the change in price and/or availability of substitutes for end-products using soda ash. In 1997 and 1998, due in part to unfavorable soda ash prices, the Industrial Chemicals Business experienced decreases in profits compared to the prior year levels. The Industrial Chemicals Business estimates that 1999 soda ash prices for U.S. producers will be approximately $69 per ton, or approximately $6 per ton below the 1998 level. For a discussion of factors affecting the prices of and demand for soda ash, see "The Industrial Chemicals Business--The Soda Ash and Calcium Chloride Industries--Soda Ash Industry."

           The Industrial Chemicals Business produces natural soda ash by refining mined trona deposits at its plant in Green River, Wyoming. The Green River basin contains the largest known, economically recoverable trona deposits in the world. The Industrial Chemicals Business' Green River facility, includ-ing the plants and leases for mining trona ore, are owned and operated through GCSAP, a partnership in which the Industrial Chemicals Business owns a 51% partnership interest and of which the Industrial Chemicals Business is the managing partner. See "The Industrial Chemicals Business--General Chemical (Soda
Ash) Partners."

           The discussion of the results of the Industrial Chemicals Business in this section relate to periods during which General Chemical Group operated both the Industrial Chemicals and GenTek Businesses. The Industrial Chemicals Business has not been operated as a separate, stand-alone business and has historically shared with the GenTek Business various financial, administrative and managerial expertise relevant to operating as an independent public company. After the Spinoff, as a separate, stand-alone business, the Industrial Chemicals Business' results and profits may not be comparable to those before the Spinoff.

           The Combined Financial Statements of the Industrial Chemicals Business include an allocation of certain assets, liabilities and expenses from General Chemical Group. In the opinion of management, expenses have been allocated to the Industrial Chemicals Business on a reasonable and consistent basis using management's estimate of services provided to the Industrial Chemicals Business by General Chemical Group. However, such allocations are not necessarily indicative of the level of expenses which might have been incurred had the Industrial Chemicals Business been operated as a separate, stand-alone entity during the periods presented or expected to be incurred after the Spinoff. For further information on the basis of presentation of the historical financial data of the Industrial Chemicals Business, see Note 1 to such Combined Financial Statements.

Results of Operations

           The following table sets forth unaudited statement of operations data of the Industrial Chemicals Business for the three years ended December 31, 1996, 1997 and 1998 and the corresponding percentage of the net revenues of the Industrial Chemicals Business for the relevant period presented.

                                            Years Ended December 31,
                               ------------------------------------------------
                                    1996              1997            1998
                               ---------------  ---------------  --------------
                                            (Dollars in millions)
Net revenues ...............   $298.9    100%   $289.7    100%   $261.5    100%
Gross profit ...............    100.1     33      84.9     29      59.1     23
Selling, general and
      administrative expense     22.2(1)   7      16.7      6      18.1      7
Operating profit ...........     77.9     26      68.3     23      41.0(2)  16
Interest expense ...........     13.0      4      12.7      4      11.7      4
Minority interest ..........     31.6     11      24.3      8      16.7      6
Net income .................   $ 24.3      8%   $ 22.3      8%   $  9.4      4%
                               ======    ===    ======    ===    ======    ===

-----------------
Note: Amounts may not total due to rounding.

(1) Includes a one-time charge of $5.7 million ($3.5 million after-tax) primarily related to awards made under a restricted unit plan, which replaced certain prior equity programs. General Chemical Group recorded a one-time charge of $12.1 million ($7.6 million after tax), and the amount mentioned in the previous sentence related to the Industrial Chemicals Business.

(2) Includes incremental accruals of $2.3 million ($1.4 million after tax) principally related to litigation and environmental spending.


     1998 Compared with 1997

           Net revenues for 1998 were $261.5 million, which was $28.2 million, or 10%, below the prior year level. This decrease reflects lower volumes for soda ash, particularly exports to Asia, as well as lower pricing for soda ash and calcium chloride.

           Gross profit for 1998 was $59.1 million, compared with $84.9 million in the same period in 1997. Gross profit as a percentage of sales for 1998 decreased to 23% from 29% in 1997. These decreases were primarily due to the above-mentioned lower soda ash volumes and unfavorable pricing.

           Selling, general and administrative expense as a percentage of net revenues increased to 7% in 1998 from 6% in 1997 primarily due to the lower sales volume.

           Minority interest for 1998 was $16.7 million compared with $24.3 million for 1997, reflecting lower earnings due to lower export volumes and weaker soda ash pricing.

           Interest expense for 1998 of $11.7 million was $1.0 million lower than the comparable prior year level due to lower borrowing rates.

      1997 Compared with 1996

           Net revenues for 1997 were $289.7 million, which was $9.2 million, or 3%, below the prior year level. This decrease was due to lower pricing for soda ash and calcium chloride, partially offset by higher soda ash volume.

           Gross profit decreased 15% to $84.9 million for 1997 compared with $100.1 million for 1996. Gross profit as a percentage of sales decreased to 29% from 33% in 1996. These decreases were primarily due to the above-mentioned lower pricing for soda ash and calcium chloride, partially offset by higher soda ash volume.

           Selling, general and administrative expense as a percentage of net revenues decreased to 6% in 1997 from 7% in 1996. This decrease was due to the recording in 1996 of a one-time charge of $5.7 million related primarily to a new restricted unit plan created by General Chemical Group which replaced certain prior equity programs. General Chemical Group recorded a one-time charge of $12.5 million ($7.6 million after tax), and the amount mentioned in the previous sentence related to the Industrial Chemicals Business.

           Minority interest for 1997 was $24.3 million compared with $31.6 million for 1996, reflecting lower earnings due to lower soda ash pricing.

           Interest expense of $12.7 million for 1997 was essentially at the 1996 year level.

Liquidity and Capital Resources

           Cash and cash equivalents were $1.1 million at December 31, 1998 compared with $1.4 million at December 31, 1997. During 1998, the Industrial Chemicals Business generated cash flow from operating activities of $37.8 million, of which $18.5 million was used to make capital expenditures and $19.6 million was transferred to General Chemical Group.

           The Industrial Chemicals Business had working capital of $39.9 million at December 31, 1998 as compared with $45.9 million at December 31, 1997, principally due to lower accounts receivable, partially offset by higher inventories and lower accounts payable.

           To date, the Industrial Chemicals Business' primary sources of liquidity have been cash generated from operations and borrowings under General Chemical Group's credit facility. Following the Spinoff, the Industrial Chemicals Business' liquidity needs will arise primarily from its working capital requirements, capital expenditures and interest and principal payment obligations. The Industrial Chemicals Business believes that its existing capital resources, cash flow generated from future operations and drawings under its bank credit facility will enable it to maintain its planned operating, capital expenditure and debt service requirements for the foreseeable future.

           The Industrial Chemicals Business' ability to satisfy its capital requirements will be dependent upon its future financial performance, which in turn will be subject to general economic conditions and to financial, business and other factors, including factors beyond its control.

           To reflect the independent status of GenTek and New GCG after the Spinoff, each of GenTek and New GCG will have its own separate financing facilities, the proceeds of the initial borrowings of which will be used in part to repay General Chemical Group's existing borrowings from third parties.

           At this time, General Chemical Group expects that, after the Spinoff, the New GCG Financing Facilities will be for about $185 million, of which $150 million will be funded on or about the Spinoff Date. The New GCG Financing Facilities will include approximately $100 million of senior subordinated notes and $50 million of borrowings under a revolving credit facility extended by a bank syndicate. New GCG expects to have approximately $35 million of availability under its revolving facility for borrowings after the Spinoff and approximately $15 million of cash on hand.

           General Chemical Group is finalizing the New GCG Financing Facilities, and the specific terms of its indebtedness will depend on, among other things, the market conditions for debt financing at the time of the Spinoff. The pro forma financial statements for the Industrial Chemicals Business included in this Information Statement have been prepared on the assumption that borrowings under the New GCG Financing Facilities will bear interest at an annual rate of approximately 10%, an assumption management believes is reasonable for purposes of preparing the pro forma financial statements. By comparison, the 1998 weighted interest rate for borrowings by General Chemical Group was 7.9%. Management expects that the New GCG Financing Facilities will impose operating and financial restrictions on New GCG, including by limitations on their ability to incur additional indebtedness, pay dividends or make distributions in respect of their Common Stock, create liens, or consolidate, merge or sell their assets. In addition, it is expected that New GCG will be required to comply with specified financial covenants and ratios.

           After the Spinoff, New GCG will be highly leveraged and its leverage will be substantial in relation to its total capitalization. New GCG's leverage and debt service requirements will make it more vulnerable to economic downturns, including soda ash price declines, and may limit its ability to withstand competitive pressures. In addition, New GCG's level of debt poses risks that it may impair its additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes. As previously noted, the New GCG Financing Facility is expected to impose operating and financial restrictions on the company. These covenants could adversely affect New GCG's ability to finance its future operations, potential acquisitions or capital needs or to engage in business activities that may be in its interest.

Year 2000

           Following the Spinoff, GenTek will provide the Industrial Chemicals Business with MIS and MIS-supported functions, including personnel, hardware and software, through December 31, 2001, on a service contract basis. During this period, GenTek will provide to New GCG the services related to the remediation of the Year 2000 problem for the Industrial Chemicals Business. A Year 2000 problem will occur where date-sensitive software uses two digit year date fields, sorting the Year 2000 ("00") before the Year 1999 ("99"). The Year 2000 problem can arise in hardware, software, or any other equipment or process that uses embedded software or other technology. The failure of such systems to properly recognize dates after December 31, 1999 could result in data corruption and processing errors.

           General Chemical Group completed its assessment of its Year 2000 compliance status in early 1998 and began work on its remediation program immediately thereafter. GenTek, which will be principally responsible for overseeing the MIS functions of the Industrial Chemicals Business through 2001, intends to continue General Chemical Group's Year 2000 remediation program for both the GenTek and the Industrial Chemicals Businesses and is expected to effect all conversion efforts needed to prevent the potential impact of Year 2000 problems. The Transition Support Agreement provides that generally GenTek will not be liable to us for any costs, losses, damages or claims related to any Year 2000 services provided by it under the Transition Support Agreement, other than for gross negligence or wilful misconduct. See "Arrangements between GenTek and New GCG relating to the Spinoff. New

GCG intends to work with GenTek on the separation of MIS functions of the GenTek and Industrial Chemicals Businesses after resolution of Year 2000 problems. New GCG anticipates that it will recruit its own MIS staff during 2001 and that by approximately December 2001 a separation of its MIS functions will be completed.

           General Chemical Group's remediation program has been structured to address its Systems. Based on current estimates, it is expected that approximately $1.0 million will be spent to replace or reprogram existing Systems and complete the Year 2000 compliance program for the MIS serving both the GenTek and Industrial Chemicals Businesses. Management has indicated that it expects all material Systems to be Year 2000 compliant by March 31, 1999 and substantially all Systems to be Year 2000 compliant by December 31, 1999. In the event that material Systems are not Year 2000 compliant, New GCG may experience reductions or interruptions in operations which could have a material adverse effect on New GCG's results of operations.

           In addition, New GCG will work with GenTek to determine the Year 2000 compliance status of the Industrial Chemicals Business' material vendors, suppliers and service providers, including the railroad and trucking companies used to ship its products. Based on currently available information, management does not anticipate any material impact to New GCG based on the failure of such third parties to be Year 2000 compliant. However, the process of evaluating the Year 2000 compliance status of material third parties is continually ongoing and, therefore, no guaranty or warranty can be made as to such third parties' future compliance status or its potential effect on the Industrial Chemicals Business. Management believes there exists a sufficient number of suppliers of raw material for the Industrial Chemicals Business so that alternate sources will be available if any supplier is unable to deliver raw materials due to Year 2000 problems. There can be no assurances, however, that such alternate sources will be able to supply all the Industrial Chemicals Business' requirements in a timely manner or on terms comparable with those of its current suppliers. If the railroads or trucking companies that ship the Industrial Chemicals Business' products fail to be Year 2000 compliant, the Industrial Chemicals Business may not be able to arrange alternative and timely means to ship its goods, which could lead to interruptions or slowdowns in its business. The Industrial Chemicals Business is preparing for the possible use of alternative suppliers and means of transportation, possible adjustment of raw material and product inventory levels and contingencies with respect to potential energy source interruptions, all in an effort to minimize the effects, if any, of Year 2000 related interruptions or slowdowns caused by suppliers and transporters.

Qualitative and Quantitative Disclosures about Market Risk

           The Industrial Chemicals Business does not expect to enter into financial instruments for trading purposes. The Industrial Chemicals Business anticipates periodically entering into interest rate swap agreements to effectively convert all or a portion of its floating-rate debt to fixed-rate debt in order to reduce its exposure to movements in interest rates. Such agreements would involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. The Industrial Chemicals Business also anticipates periodically entering into currency and interest rate swap agreements to partially reduce its exposure to movements in currency exchange rates, particularly Canadian dollars. The impact of fluctuations in interest rates on the interest rate swap agreements is expected to be fully offset by the opposite impact on the related debt. Gains and losses on the currency portion of the currency and interest rate swap partially offset the foreign exchange gain or loss on the related debt. Swap agreements will only be entered into with strong creditworthy parties.

Environmental Matters

           The Industrial Chemicals Business' mining and production operations, which have been conducted at the Green River and Amherstburg sites for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S. and Canada. The Industrial Chemicals Business believes that it is in substantial compliance with such laws and regulations. However, as a result of its operations, the Industrial Chemicals Business is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. In addition, modifications or changes in enforcement of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, or the discovery of additional or unknown environmental contamination could require expenditures which might be material to New GCG's results of operations or financial condition. See "The Industrial Chemicals Business--Environmental Matters."

           The Industrial Chemicals Business has an established program to ensure that its facilities comply with environmental laws and regulations. Expenditures made pursuant to this program for 1998 approximated $1.7 million (of which approximately $0.6 million represented capital expenditures and approximately $1.1 million related to ongoing operations and the management and remediation of potential environmental contamination from prior operations). Expenditures for 1997 amounted to $4.0 million (of which approximately $2.8 million represented capital expenditures and approximately $1.2 million related to ongoing operations and the management and remediation of potential environmental contamination from prior operations). If environmental laws and regulations affecting the Industrial Chemicals Business' operations become more stringent, the Industrial Chemicals Business' costs for environmental compliance may increase above such range.

Other Matters

           In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. New GCG is required to adopt FAS 133 for its fiscal years beginning after June 15, 1999. Management does not expect that the adoption of FAS 133 will have a material effect on its results of operations or financial condition.

Forward Looking Statements

           This Information Statement includes forward-looking statements and information about New GCG and the Industrial Chemicals Business that are based on the beliefs, plans, expectations and assumptions of General Chemical Group and on information currently available to it. The words "may," "should," "expect," "anticipate," "intend," "plan," "continue," "believe," "seek," "estimate" and similar expressions used in this Information Statement are intended to identify forward-looking statements. The forward-looking statements in this Information Statement involve certain risks, uncertainties and assumptions. Many of these factors are beyond the ability of General Chemical Group to control or predict. As a result, the future actions, financial condition, results of operations and stock price of New GCG could differ materially from those expressed in any forward-looking statements.

           The following factors, among others, in some cases have affected, and in the future could affect, the actions, financial condition, results of operations and stock price of the Industrial Chemicals Business: (1) fluctuation of world soda ash prices due to changes in supply and demand; (2) international economic conditions and U.S. dollar exchange rates; (3) reduced soda ash demand from


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increased use of recycled glass or glass substitutes; (4) the Industrial
Chemicals Business' lack of complete control over the GCSAP, in which the Industrial Chemicals Business owns a 51% interest; (5) increases in the cost of energy, transportation or labor; (6) environmental contamination at its facilities; (7) future modifications to existing environmental, safety and human health regulations; (8) Year 2000 concerns; (9) the Industrial Chemicals Business' ability to operate as an independent business following the Spinoff; and (10) certain potential adverse tax consequences of a change of control following the Spinoff.

           General Chemical Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Information statement might not occur.


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


                        THE INDUSTRIAL CHEMICALS BUSINESS

General

           The Industrial Chemicals Business is the second largest soda ash producer in North America and one of the top five producers globally, accounting for 23% of sales by North American producers and 8% of global sales in 1998. The Industrial Chemicals Business has total soda ash production capacity of 3.3 million tons, consisting of 2.8 million tons of natural production and 500,000 tons of synthetic production. The Industrial Chemicals Business is also the second largest North American producer of calcium chloride, a co-product of the synthetic soda ash process, accounting for 27% of sales by North American producers in 1998. The Industrial Chemicals Business' soda ash is used in many familiar consumer products found in virtually every home, including glass, soap, powdered detergent, paper, textiles and food. Calcium chloride is mainly used for dust control and roadbed stabilization during the summer, for de-icing roads during the winter, in completion fluids for oil recovery and in various other industrial applications.

           The Industrial Chemicals Business produces natural soda ash from trona ore at its Green River, Wyoming facility, where it has access to the largest and most economically recoverable trona deposits in the world. Industry sources estimate that U.S. natural soda ash cash production costs are typically less than half those of synthetic soda ash producers. The Industrial Chemicals Business believes that its lower costs give it a significant advantage, even after shipping costs, over synthetic soda ash producers in most regions of the world. The Industrial Chemicals Business operates its Green River facility through General Chemical (Soda Ash) Partners, a partnership of which General Chemical Group owns a 51% equity interest and is the managing partner. The other partners of GCSAP are subsidiaries of Owens-Illinois, Inc. ("Owens-Illinois") and TOSOH Corporation ("TOSOH"). Owens-Illinois is one of the world's largest consumers of soda ash. TOSOH is a major chemical company and a distributor of soda ash in the Japanese market.

           The Industrial Chemicals Business produces synthetic soda ash and calcium chloride, as a co-product, at its Amherstburg, Ontario facility. The synthetic process is used outside the U.S. due to the scarcity of economically available trona deposits in the rest of the world. Proximity to the major Canadian and eastern U.S. markets, control of raw materials and successful marketing of the calcium chloride co-product make the Amherstburg facility among the most efficient synthetic soda ash plants in the world.

Competitive Strengths

           Management believes that the principal competitive strengths of the Industrial Chemicals Business are:

           Low-Cost, High-Quality Production Base. The Industrial Chemicals Business has one of the lowest production costs in the global soda ash industry primarily due to its location in the Green River Basin in Wyoming and its consistent improvement in production efficiency. Since taking control of the Green River facility in 1986, the Industrial Chemicals Business has approximately doubled annual productivity per employee. In the past two years, through process improvements, the Industrial Chemicals Business has increased its Green River soda ash production capabilities from 2.4 million to 2.8 million tons annually. In addition, the quality and consistency of soda ash produced in Green River make it preferred for certain applications throughout the world. As a result of its market focus, product


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quality and prudent incremental increases in capacity, the Industrial Chemicals
Business, plants have operated at over 90% of effective capacity in each of the past five years.

           Strategic, Economic Partners. The Industrial Chemicals Business is partners with major soda ash purchasers who realize economic benefits from purchasing from the Industrial Chemicals Business instead of from its competitors. Owens-Illinois, a 25% partner in GCSAP, is one of the largest consumers of soda ash in the world. TOSOH, a 24% partner in GCSAP, is a distributor of soda ash in the Japanese market. The Industrial Chemicals Business also sells soda ash to Church & Dwight Co., Inc. ("Church & Dwight") for use in baking soda, detergents and personal care products. Church & Dwight is a leading producer of sodium bicarbonate, commonly known as baking soda, under its Arm & Hammer'r' brand. GCSAP and Church & Dwight jointly own trona mineral leases under which GCSAP mines trona for the production of soda ash sold to Church & Dwight. In 1998, the Industrial Chemicals Business sold approximately 500,000 tons of soda ash directly to Owens-Illinois and Church & Dwight, plus additional amounts to Owens-Illinois and TOSOH through ANSAC, as described below.

           ANSAC Export Cooperative. The Industrial Chemicals Business is a member of the American Natural Soda Ash Company ("ANSAC"), the export cooperative of U.S. soda ash producers. Membership in ANSAC further enhances the U.S. producers' low-cost position by leveraging ANSAC's global sales and marketing operations and creating distribution economies of scale. Since the creation of ANSAC in 1984, U.S. exports of soda ash grew at an approximate 8% annual rate from 1.6 million tons to a peak of 4.6 million tons in 1997.

           Experienced Management Team. The Industrial Chemicals Business is led by an experienced and incentivized executive and operating management team with an average of over 15 years of industry experience. The management team has strengthened relationships with major customers, improved the efficiency of its operations, accessed new markets and developed new products.

Strategy

           The Industrial Chemicals Business aims to enhance its market position and improve its profitability by continued efforts to:

           Capitalize on Low-Cost, High-Quality Position. The Industrial Chemicals Business intends to capitalize on its position as one of the world's low-cost, high-quality producers of soda ash to increase its market share across global markets. The Industrial Chemicals Business believes that its low-cost global position, product quality and consistency, improved production capabilities from its recent investment program, and the marketing and distribution efficiencies associated with its membership in ANSAC will enable it to increase its sales volumes into export markets. Management also believes that the Industrial Chemicals Business is well-positioned to increase its sales volumes and profitability as soda ash demand grows in developing market economies.

           Build on Relationships with Strategic, Economic Partners. In the second quarter of 1998, Owens-Illinois, one of the largest consumers of soda ash in the world, acquired ACI International Limited, a 25% partner in GCSAP. The Industrial Chemicals Business estimates that, in 1998, Owens-Illinois
(including ACI International Limited) had global soda ash requirements of 2 million tons, of which only approximately 10% was purchased from GCSAP. The Industrial Chemicals Business expects that, in light of the economic benefits of being a GCSAP partner, Owens-Illinois will consider increased purchases from GCSAP in the future. The Industrial Chemicals Business has already experienced increased sales volume to Owens-Illinois in the first quarter of 1999.


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           Continue to Expand Product Applications and Sales Regions. In the
past two years, the Industrial Chemicals Business has modified its Green River facility to produce food grade soda ash and customized products for certain customers who need low chloride, low calcium or specific particle size soda ash. In addition, the Industrial Chemicals Business has developed patented technology (its Hydrator'r' technology) to liquefy bulk soda ash at customer locations directly from the railcar or truck, providing significant efficiencies for our customers.

           The Industrial Chemicals Business has also successfully introduced Cal-Dry'TM', a calcium chloride-based product, to petroleum refineries for distillate-drying applications and Corguard'TM', a corrosion inhibiting de-icing product with a broad range of applications. In addition, the Industrial Chemicals Business has recently successfully sold calcium chloride products in Latin America and the Middle East, markets that the Industrial Chemicals Business believes will offer us substantial growth opportunities in the future. The Industrial Chemicals Business expects to build off of these recent successes and further expand its calcium chloride product applications and sales regions.

           Pursue Selective Acquisitions, Alliances and Consolidation Opportunities. The Industrial Chemicals Business believes that selective strategic acquisitions, alliances and consolidation opportunities are available to strengthen and complement its soda ash and calcium chloride businesses. The Industrial Chemicals Business believes that these opportunities can increase its profitability and enhance its leadership position by adding economies of scale and cost synergies, broadening its revenue base, and leveraging its management expertise, production base and sales and marketing organizations.

The Soda Ash and Calcium Chloride Industries

       Soda Ash Industry

           Global consumption of soda ash during 1998 was approximately 36 million tons with U.S. producers estimated to have produced approximately 11.2 million tons and exported about 4.0 million tons, or about 36% of total U.S. production. From 1984 to 1997, U.S. exports of soda ash grew at an approximate 8% annual rate from 1.6 million tons to 4.6 million tons, before declining in 1998 to approximately 4.0 million tons primarily as a result of the economic turmoil in Asia and Latin America.

           While growth in soda ash consumption is primarily driven by global economic activity, U.S. producers of soda ash have gained global market share as a result of the lower production costs and higher quality of U.S. natural soda ash. Almost all of the soda ash produced outside the United States is synthetic soda ash, which involves significantly higher production costs than the natural process used in the United States. Industry sources estimate that U.S. natural soda ash cash production costs are typically less than half those of synthetic soda ash producers. This production cost differential is generally sufficient to offset the increased freight costs for transporting U.S.-produced soda ash into export markets allowing U.S. producers of natural soda ash to successfully compete in most regions with local sources of synthetically produced soda ash.

           GCSAP, along with the other five U.S. producers of natural soda ash, is a member of ANSAC, a soda ash export cooperative organized in 1984 pursuant to an exemption from U.S. antitrust laws provided under the Webb-Pommerene Act. Through ANSAC, all six U.S. producers export soda ash to all parts of the world except Canada and E.U. member countries. The primary export markets served by ANSAC are Asia and Latin America, and to a lesser extent the Middle East, Africa and Eastern Europe. Each individual member's allocation of ANSAC volume is based on the member's total nameplate capacity, with any member's expansion phased-in over a multi-year period for allocation purposes. ANSAC is the exclusive distributor of the soda ash of its members; however, members can


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distribute soda ash directly to their international affiliates for their own consumption, subject to certain limitations. Certain countries, however, have from time to time considered limiting or prohibiting sales of products through export cooperatives such as ANSAC on grounds that they are anti-competitive, though management is not aware of any pending or threatened activity in this regard that would be material to the Industrial Chemicals Business.

           While total Western European demand for soda ash is estimated at 7.3 million tons annually, U.S. producers' shipments into Western Europe during 1998 totaled only an estimated 0.3 million tons. The lower exports to Western Europe are attributable to the stronger U.S. dollar, more aggressive pricing by local producers and the leveling of provisional antidumping duties in 1995 by the European Commission against five of the six U.S. soda ash producers, including General Chemical Group. The removal of provisional antidumping duties in November 1997 permits U.S. producers, subject to currency fluctuations and economic conditions generally, to be more competitive in shipping soda ash into E.U. member countries.

           Management expects that in the future, U.S. producers will continue to capitalize on both the growth in world markets and the closure of older, higher-cost synthetic soda ash plants outside of North America. Since 1993, nine producers have closed fourteen plants outside of North America with an estimated aggregate capacity of 2.9 million tons of soda ash.

      Soda Ash  --  Consumption

           Soda ash is consumed primarily in the production of glass, sodium-based chemicals, powdered detergents, pulp and paper and in the treatment of water. The following table sets forth estimated 1998 global consumption by end-use (1):

                Glass:
                   Flat...............................   21%
                   Beverage container.................   19
                   Food and other container...........    7
                   Other..............................    7
                                                        ---
                       Sub-total glass................   54
                Chemicals.............................   24
                Water treatment and other.............   15
                Powdered detergents...................    7
                                                        ---
                                                        100%

           -----------------
           (1) Derived from industry sources; based on volume.

           Glass Production. Approximately one-half of global soda ash industry demand is attributable the production of glass, including: (1) flat glass (commercial, residential and automobile windows) and mirrors; (2) beverage container; (3) food and other container; and (4) other glass (fiberglass; television tubes; lighting; tableware; glassware and laboratory ware).

           Historically, domestic consumption of soda ash in the glass container industry has been adversely affected by competition from alternative materials and the growing trend toward the use of cullet (broken, recycled glass). Management believes that the use of plastic containers will continue to negatively impact the growth in domestic demand for soda ash, although the continued growth of specialty uses for glass containers may provide additional opportunities. According to the U.S.


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Geological Survey, there was no increase in the domestic rate of glass recycling from 1996 to 1997, the most recent year for which data is available. In developing economies, demand for glass is expected to continue to grow as infrastructure requirements expand and standards of living improve.

           Chemicals. Sales of soda ash into the sodium-based chemicals market represent approximately one-fourth of global consumption. The chemical industry uses soda ash in a variety of industrial applications. For example, soda ash is used in the production of sodium bicarbonate, sodium phosphates, sodium silicates and chrome chemicals. Many of these products ultimately find use in higher-growth, specialty applications in the beverage, coatings, food and personal care sectors.

           Water Treatment and Other. Additional markets for soda ash include water treatment, pulp and paper, metallurgical applications and other industrial end uses, which together represent approximately one-seventh of global soda ash consumption. In the water treatment market, soda ash can be used to control pH levels and also provides the sodium ion needed for water softening. In this market, soda ash competes with caustic soda, which is manufactured as a co-product with chlorine. Due to strong demand for chlorine in recent years, caustic soda has been oversupplied and its prices have fallen. In the past year, chlorine demand has weakened. Although caustic soda prices have not recently increased, in the past lower chlorine production has resulted in higher caustic soda prices. Increased prices for caustic soda would lead to increased use of soda ash as a substitute.

           Powdered Detergents. Soda ash is used as a component of powdered detergents, and this market represents approximately one-tenth of global soda ash consumption. Soda ash is often the prime alkali used to make phosphates and silicates for dry detergent applications. "Light" soda ash is preferred by certain manufacturers for its lower bulk density, higher absorptivity rates and faster rates of reaction. There has been a recent trend toward increased use of liquid detergent in the United States, a trend offset by the growing use of dry detergent outside of the United States.

      Soda Ash -- Pricing and Capacity Utilization

           The price of soda ash has fluctuated in recent years and is affected by numerous factors beyond the control of the Industrial Chemicals Business, such as changes in global industry capacity, global demand for soda ash and the price and/or availability of substitutes for end-products using soda ash. Global demand for soda ash has been subject to fluctuations based on, among other factors, worldwide economic conditions, the rate of economic growth in developing regions such as Asia and Latin America and currency fluctuations.

           Management believes that consumption of soda ash will continue to grow, primarily as a result of: (1) growth in the end-use markets for soda ash;
(2) export growth; and (3) new end-use applications for soda ash.

           From 1988 to 1991, U.S. soda ash prices increased from $67 to $84 per ton, mainly due to the surge in demand from certain export markets, including Asia and Latin America. From 1991, U.S. soda ash prices declined to a low of $70 per ton in 1994 because of a number of capacity expansions before returning to $83 per ton in 1996 as a result of the continued export growth. Since 1996, U.S. soda ash prices have fallen to an estimated $75 per ton in 1998, primarily due to capacity expansions totaling 1.2 million tons brought onstream in late 1996 (including a 700,000 ton expansion by FMC Corporation and a 300,000 ton expansion by Solvay Minerals) and reduced export demand in Asia. The Industrial Chemicals Business expects the average soda ash price per ton for U.S. producers to be approximately $69 in 1999.


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           The following chart presents the average U.S. price per ton of soda ash and global capacity utilized during the period from 1988 to 1998.

                                                                   Global
                                     Average U.S. Price           Capacity
Year                                     Per Ton(1)            Utilization(2)
-----                                -------------------       --------------
1988...........................        $    67                      92%
1989...........................             77                      97
1990...........................             83                      97
1991...........................             84                      91
1992...........................             81                      95
1993...........................             74                      88
1994...........................             70                      91
1995...........................             74                      90
1996...........................             83                      89
1997...........................             77                      91
1998...........................             75                      87

--------------------------

(1) Based on data from the U.S. Geological Survey (not adjusted for inflation), net of all shipping costs.

(2)  Based on 95% of name plate capacity, as reported by industry sources.

     Soda Ash -- Capacity Expansions

            Since 1982, no new natural soda ash plants have been built in North America. During this period, capacity expansion in the United States has been achieved by expansion of existing facilities and improved operating efficiencies. Expansions in the U.S. have generally been offset by the closure of older, higher-cost synthetic soda ash plants outside the United States. Recently, however, American Soda, LLP, a joint venture between American Alkali and The Williams Companies, has announced its intention to solution mine nahcolite reserves in White River, Colorado, for processing into soda ash and sodium bicarbonate. The reported capacity of soda ash production at this facility will be up to 1.0 million tons per year. The construction of this facility, which has not yet begun, is contingent upon obtaining all of the necessary regulatory approvals, permits and mineral leases, as well as the commercial demonstration of the project as a viable production process.

           Regarding existing soda ash producers, at the end of 1998, Oriental Chemical Co. completed an 800,000 ton expansion of its Green River facility. Upon completion of the expansion, due to current soda ash market conditions, Oriental Chemical Co. "mothballed" 900,000 tons of other capacity at the facility. In addition, Solvay Minerals announced the delay of its previously planned 400,000 ton U.S. expansion, originally scheduled for completion in late 1998, until the fourth quarter of 2000.

      Calcium Chloride Industry

           North American demand for calcium chloride was estimated at 1.2 million tons in 1998. Demand for calcium chloride is seasonal and dependent on weather conditions in the Northeast and Midwest United States and eastern Canada. During the summer, liquid calcium chloride is used on unpaved roads for dust control and roadbed stabilization. In winter, calcium chloride is used in flake and


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liquid form for de-icing roads. Other applications include retail ice control, concrete additive, water treatment and oil field uses. Certain of these other uses are new and represent international growth opportunities outside of traditional de-icing and dust control markets.

Sales and Marketing

           Soda Ash. The Industrial Chemicals Business' specially trained soda ash sales and marketing force consists of six professionals with an average of over 20 years of industry experience. Key accounts are covered by senior sales force managers and in many cases, executive management, all of whom work closely with clients to satisfy their product needs and develop long term relationships. Additionally, sales and marketing efforts are pursued at all levels, from the top level management to the plant level.

           The Industrial Chemicals Business' technical staff works with customers to ensure product quality and to troubleshoot customer manufacturing issues. In addition, the Industrial Chemicals Business' distribution group works with the sales force and customers to efficiently distribute product and, in some cases, actively manage customers' inventories for them. Products are typically distributed directly to the customer by either rail or truck. The Industrial Chemicals Business operates a rail fleet of approximately 2,500 rail cars to service its customers. Virtually all of these rail cars are leased.

            In the soda ash market, the Industrial Chemicals Business maintains a diverse client base that includes numerous Fortune 500 companies. The Industrial Chemicals Business sells to a range of companies in the glass manufacturing, chemicals and detergents markets, including Albright & Wilson Americas Ltd., Ball-Foster Glass Container Co., LLC, Church & Dwight, Consumers Packaging, Inc., Ford Motor Company, Guardian Industries Corp., Occidental Chemical Corporation, Owens-Illinois and Procter & Gamble Co. As of December 31, 1998, the Industrial Chemicals Business' top 10 soda ash customers accounted for approximately 36% of revenues and had purchased from the Industrial Chemicals Business for an average of 30 years.

           Traditionally, large soda ash customers have made their soda ash purchases pursuant to annual agreements rather than on a spot basis. In accordance with industry practice, price and other terms are typically negotiated in the fourth quarter of each year to cover purchases for the following full year period based on soda ash supply and demand. Certain of the Industrial Chemicals Business' customers have a contractual right to reopen their agreed pricing during the contract year if they receive a more favorable bona fide offer from another supplier. In the past, exercises of such rights have been infrequent and have not had a material impact on the Industrial Chemicals Business' results of operations and financial condition, although there can be no assurance that no such impact will occur in the future.

           Calcium Chloride. The Industrial Chemicals Business sells calcium chloride to a broad range of industrial and municipal customers, principally through its strategic distribution network. This network includes repackers and applicators who use calcium chloride in roadbed stabilization, dust control and de-icing. In addition, a dedicated calcium chloride sales force, consisting of nine professionals in the United States and Canada with an average of 14 years of industry experience, sells directly to several industrial accounts. Management believes that the Industrial Chemicals Business' long standing reputation for service, its strategic location, the size and extent of its storage and distribution facilities, and its dedicated sales force and its network of specialty distributors will allow the Industrial Chemicals Business to enhance its position in the highway and road maintenance market.


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Properties

           The Industrial Chemicals Business' headquarters are located in Hampton, New Hampshire. The locations and uses of its major properties are as follows:

                                        Location                                     Use
                               ---------------------------           -------------------------------------
United States................  Hampton, New Hampshire (1)            Headquarters
                               Parsippany, New Jersey (1)            Offices
                               Green River, Wyoming                  Trona Mine and Manufacturing Facility

Canada.......................  Amherstburg, Ontario                  Manufacturing Facility and
                                                                     Undeveloped Lots
                               Brooks, Ontario                       Calcium Chloride Brine Fields
                               Mississauga, Ontario (1)              Offices

--------------------------

(1)   Leased.

Manufacturing and Distribution

           The Industrial Chemicals Business produces soda ash at two facilities: the GCSAP plant in Green River, Wyoming, which produces natural soda ash; and its plant in Amherstburg, Ontario, which produces synthetic soda ash and calcium chloride as a co-product. Since 1986, management has instituted operating improvements at both facilities which have lowered production costs. For example, at the Green River facility the Industrial Chemicals Business has eliminated labor-intensive conventional mining techniques through the implementation of bore mining technology. These and other initiatives have resulted in productivity per employee approximately doubling at the Green River facility since 1986.

           In addition to management's focus on costs, product quality has continually improved. Management's commitment to quality was recognized in 1993 when the Green River facility became the first U.S. soda ash facility to be awarded ISO 9002 certification by the International Standards Organization. The Amherstburg facility achieved this certification in 1994. In 1997, Green River became the first soda ash facility to receive QS-9000 certification (a more rigorous quality program than ISO 9002).

           Currently, the Industrial Chemicals Business' soda ash production capacity is 3.3 million tons, with 500,000 tons produced in the Amherstburg facility. In 1999, the Industrial Chemicals Business received an operating permit for nameplate capacity of 2.8 million tons at the Green River facility. The Industrial Chemicals Business mines trona, the raw material precursor of natural soda ash, at Green River under leases with the U.S. Government, the State of Wyoming and Union Pacific Resources Corporation. Management estimates that the extractable trona reserves under these leases have a remaining life of approximately 100 years. For production at the Amherstburg facility, the Industrial Chemicals Business solution mines its own salt and purchase limestone from a major limestone producer.

           At the Green River facility, the Industrial Chemicals Business produces dense natural soda ash by converting trona to soda ash (sodium carbonate). In the production process, trona is calcined (heated), yielding soda ash plus water and carbon dioxide. The impure soda ash is dissolved in water and the insoluble impurities are removed. Upon concentration of the solution, soda ash monohydrate


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is precipitated, leaving soluble impurities in solution. The monohydrate is subsequently passed through a centrifuge and dryer, yielding dense soda ash. Due to the physical properties of dense soda ash, it is the preferred material for glass manufacture.

           The synthetic soda ash production process utilized at the Amherstburg facility is more energy and labor intensive than natural soda ash production and, hence, more costly. In the synthetic manufacture of soda ash, limestone and salt are combined to produce sodium bicarbonate and co-product calcium chloride or ammonium chloride. The sodium bicarbonate intermediate is then filtered and calcined (heated) to result in soda ash. The soda ash is cooled, dried and then taken to storage. Using this process, the Industrial Chemicals Business is able to produce both dense and light soda ash. Light soda ash is preferred in certain detergent and chemicals processes for its lower bulk density, higher absorptivity rates and faster rates of reaction. Management believes that the Amherstburg facility is one of the world's most efficient synthetic soda ash plants. It is profitable due to its operating efficiency, the successful marketing of the co-product calcium chloride and our proximity to major Canadian and eastern U.S. soda ash markets.

           The Industrial Chemicals Business' calcium chloride operations have twelve terminals in the United States and Canada. The Industrial Chemicals Business' repacker and applicator distribution network consists of 31 locations where product is stored. In general, product is immediately shipped after production from the Green River and Amherstburg facilities.

Reserves and Control of Resources

           Green River. The Industrial Chemicals Business mines trona ore under leases with the U.S. government, the State of Wyoming and the Union Pacific Resources Corporation. The Industrial Chemicals Business' leases typically have terms of ten years or longer. The trona reserves and mine are located in the Green River, Wyoming area. In the Green River basin, the Green River formation was deposited in a lake that began in the early Eocene geologic period (approximately 35 million years ago) as a large body of fresh water, shrank in size and became saline, expanded and then became fresh water again. In general, the sediments deposited during the saline phase of this lake, which included the trona deposits, are called the Wilkins Peak Member, and the overlying and underlying fresh water deposits are called the Laney Shale Member and Tipton Shale Member, respectively.

           The Wilkins Peak Member contains at least 42 beds of trona in an area of about 1,300 square miles, at depths ranging from about 400 feet to 3,500 feet. The major beds, those that are known to exceed 4 feet in thickness and to underlie at least 100 square miles, are numbered 1 through 25, beginning with the bottommost beds. One bed, No. 17, is currently being mined at the Green River facility at a depth of about 1,600 feet. The underground mine is accessible by one service and personnel shaft, one production shaft and three ventilation shafts. The trona deposits are mined through continuous mining and bore mining techniques which use machines to rip the ore from the seam. Both methods use the room and pillar technique mine plan.

           Surface operations include facilities for crushing, calcining, dissolving, classifying, clarifying, crystallizing, drying (conversion of monohydrate to anhydrous), storing and loading.

           The Industrial Chemicals Business' estimated proven reserves within bed No. 17, which it is currently mining, consist of approximately 85 million tons of extractable ore. At the 1998 operating rate of 2.3 million tons of soda ash per year (4.2 million tons of trona ore), there is approximately a 21-year supply within bed No. 17. For the three years ended December 31, 1998, annual production of trona ore averaged approximately 4.1 million tons. In addition, estimated recoverable reserves contain three other major minable trona beds containing approximately 324 million tons of extractable ore. These beds, which may require significant capital to access, will provide more than 79 years of added reserves based on current operating rates.

           Amherstburg. At the synthetic soda ash plant in Amherstburg, Ontario, Canada, the Industrial Chemicals Business uses salt and limestone as its primary raw materials. Based on current production levels, the Industrial Chemicals Business has approximately 28 years of salt reserves. Owned limestone reserves total approximately 15 years, with an option on an additional six years of reserves. However, the Industrial Chemicals Business is not currently utilizing its limestone reserves and are instead purchasing all of its limestone requirements from a third party under a long-term contract.

Competition

           Soda Ash. The worldwide soda ash industry is comprised of a number of domestic and international producers, some of which produce large volumes of soda ash in multiple geographic regions. Solvay S.A., with natural soda ash operations in the U.S. and multiple synthetic facilities in Eastern and Western Europe, is the world's single largest producer of soda ash, with total estimated capacity of approximately 8.6 million tons. If completed, FMC Corporation's pending acquisition of Tg Soda Ash, Inc. will increase FMC's combined capacity to more than 4.8 million tons.

           Given the global nature of the soda ash industry and major soda ash consumers, the Industrial Chemicals Business competes with both international and North American soda ash producers. The international soda ash producers include Brunner Mond plc, Penrice Soda Products Pty Ltd. (currently owned by IMC Global), Solvay S.A. and various Eastern European and Asian producers.

           Soda ash capacity outside of North America is distributed regionally as follows:

                                                              Capacity in
Region                                                   Thousands of Tons (1)
-------------------------------------------------------  ---------------------
Eastern Europe.........................................          6,900
Western Europe.........................................          7,600
China..................................................          8,500
Other Asian Countries..................................          4,600
Rest of World..........................................          2,000
                                                                ------
      Total Capacity Outside North America.............         29,600
                                                                ======

-----------------------

(1)   Estimated 1998 annual nameplate capacity; derived from industry sources.

           The North American soda ash producers are listed below:

                                                            Capacity in
                                                           Thousands of
Owner/Managing Partner                Location               Tons (1)                Partner(s)
------------------------------------  -------------------  -------------  --------------------------------
General Chemical .................... Green River,            2,800           ACI (25%)(2), TOSOH (24%)
                                      Wyoming
                                      Amherstburg,              500
                                      Ontario                -----
                                                              3,300

FMC Corporation...................... Green River,            3,550           Sumitomo (10%), Nippon Sheet
                                      Wyoming                                 Glass (10%)
Oriental Chemical Co. (3)............ Green River,            2,200           Union Pacific Resources Corp.
                                      Wyoming                                 (49%)
Solvay Minerals, Inc................. Green River,            2,300           Asahi Glass (20%)
                                      Wyoming
IMC Global Inc.(4)................... Searles Lake,           1,500
                                      California
Tg Soda Ash, Inc.(5)................. Green River,            1,300
                                      Wyoming                ------
    Total North American
       Capacity......................                        14,150
                                                             ======

--------------------------

(1)  Estimated 1998 annual nameplate capacity; derived from industry sources.

(2) Since April 1998, held by Owens-Illinois through its wholly owned subsidiary ACI International Limited.

(3) Excludes 900,000 tons of mothballed capacity, but includes 800,000 tons of new capacity. See "Industries--Capacity Expansion" above.

(4) Currently held by IMC Global Inc. through its wholly-owned subsidiary, North American Chemical Company. In December 1998, IMC Global Inc. announced that it intends to sell 60% of North American Chemical Company and certain international synthetic soda ash businesses to Mincorp LLC.

(5) Currently, 100% owned by Elf Aquitaine S.A. In January 1999, FMC Corporation announced that it had signed a letter of intent to acquire Tg Soda Ash, Inc.

           Due to the low-cost position of natural soda ash production in North America and increasing worldwide demand for soda ash, both international customers and producers have made substantial investments in the Green River Basin. Most recently, in January 1999, FMC Corporation, the largest Wyoming producer of soda ash, announced that it had signed a letter of intent to purchase another Wyoming producer, Tg Soda Ash, Inc. In December 1998, Mincorp LLC, a holding company formed by Citigroup Venture Capital, agreed to purchase 60% of North American Chemical Company, which operates a soda ash production facility in California, as well as 60% of certain international synthetic soda ash businesses, from IMC Global. Citigroup Venture Capital also controls Brunner Mond plc, a United Kingdom-based manufacturer of soda ash with two synthetic facilities in the United Kingdom, one in the Netherlands and one natural soda ash facility in Magadi, Kenya.

           Calcium Chloride. The Industrial Chemicals Business is the largest producer of calcium chloride in Canada and the second largest producer in North America with 450,000 tons of capacity.

Major competitors are The Dow Chemical Company ("Dow Chemical"), TETRA Technologies, Inc. ("TETRA"), Ambar, Inc. and various local producers in Canada. In the United States, the Industrial Chemicals Business is the third largest distributor of calcium chloride behind Dow Chemical and TETRA. It is estimated that Dow Chemical has 700,000 tons of capacity. The next largest U.S. producer is TETRA, which operates four plants with estimated total capacity of 350,000 tons. In addition, Ambar Inc., an oil services company, purchased an existing salt evaporation facility in Michigan for conversion to calcium chloride production. During 1997, the facility came onstream with announced capacity of 300,000 tons, although some portion of this production will likely be used by Ambar for internal consumption in its oil service business in the Gulf Coast region.

General Chemical (Soda Ash) Partners

           Since 1986, the Green River plant has been owned by GCSAP, a partnership of which General Chemical Group, through a subsidiary, has been the managing partner and owns a 51% equity interest. In connection with the Spinoff, General Chemical Group will substitute General Chemical Industrial Products Inc. as the managing partner of GCSAP and the holder of its 51% interest in the partnership. ACI International Limited and TOSOH, through wholly-owned subsidiaries, respectively own 25% and 24% of GCSAP's equity interests. ACI International Limited, a major world producer of container glass and a customer of GCSAP, was acquired in April 1998 by Owens-Illinois, a worldwide producer of packaging materials. Management believes that Owens-Illinois and ACI International Limited as a combined entity will be one of the largest single purchasers of soda ash with annual domestic and international requirements of approximately 2 million tons. TOSOH is a leading chemical company and a distributor of soda ash in the Japanese market whose operations previously included a 300,000 ton synthetic soda ash facility in Nanyo, Japan. In 1997, TOSOH closed its synthetic soda ash facility and began purchasing soda ash through ANSAC.

           General Chemical Group, through a subsidiary, has been the managing partner of GCSAP since 1986 when it was formed. As managing partner, it has had and will continue to have overall responsibility for management of GCSAP, including with respect to all operational, sales, marketing and financial matters. However, certain significant actions of GCSAP must be approved by a majority or, in certain instances, all of the partners. Historically, the recommendations of the managing partner with respect to such matters have been accepted. The partnership shall terminate on December 31, 2011, unless extended for an additional five years or unless the partners decide to terminate it at any time.

           The partnership agreement requires GCSAP to make quarterly cash distributions to each of the three partners. The partnership agreement also prohibits the partners from transferring their equity interests (either directly or through the sale of the subsidiary holding the partnership interest) or withdrawing from the partnership without the consent of the other partners. The obligations of each GCSAP partner are guaranteed by its parent. Pursuant to a guaranty agreement, each parent company has agreed to certain restrictions on its ability to sell the stock of its partner subsidiary. In addition, if the parent company of any GCSAP partner proposes to transfer ownership of its GCSAP partner subsidiary, the non-transferring parent companies may either (a) acquire the transferred GCSAP partner, or its partnership interest, pursuant to a right of first refusal or (b) require the transferring parent company, or the proposed purchaser, to acquire the partnership interest held by their own GCSAP partner subsidiaries.

ALCAD Partnership

           GCSAP and Church & Dwight are partners in ALCAD, a partnership that owns certain trona reserves which were contributed to ALCAD at its formation. Church & Dwight is a leading producer of sodium bicarbonate, commonly known as baking soda, sold under the Arm & Hammer'r' brand. The trona is mined and processed by GCSAP under a tolling agreement with ALCAD and all of the soda ash produced is purchased by Church & Dwight under a sales contract. The Industrial Chemicals Business has entered into similar partnerships with other customers in the past and may do so in the future.

Seasonality and Backlogs

           Sales of soda ash are generally not seasonal, except for sales to the glass container industry, which increase significantly in the summer due to stronger beverage demand. Sales of calcium chloride are concentrated in late spring and summer for dust control and late fall and winter for de-icing. As a result, sales are generally lowest in the first quarter and highest in the second quarter.

           Due to the nature of the Industrial Chemicals Business, there are no significant backlogs.

Environmental Matters

           The Industrial Chemicals Business' mining and production operations, which have been conducted at the Green River and Amherstburg facilities for many years, are subject to numerous laws and regulations relating to the protection of human health and the environment in the U.S. and Canada. Additionally, CERCLA and similar state Superfund statutes have been construed as imposing joint and several liability, under certain circumstances, on present and former owners and operators of contaminated sites and transporters and generators of hazardous substances for remediation of contaminated properties regardless of fault. Management believes that the Industrial Chemicals Business is in substantial compliance with such laws and regulations. However, as a result of its operations, the Industrial Chemicals Business is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. To date, none of such proceedings or inquiries has had a material adverse effect on its results of operations or financial condition of the Industrial Chemicals Business. In addition, based on information available at this time, management believes that no pending proceeding or inquiry would have a material adverse effect on the financial position or results of operations of the Industrial Chemicals Business. However, modifications or changes in enforcement of existing laws and regulations or the adoption of new laws and regulations in the future, particularly with respect to environmental and safety standards, or discovery of any additional or unknown environmental contamination, if any, could require capital expenditures which may be material or otherwise adversely impact the results of operations or financial condition of the Industrial Chemicals Business.

           The Industrial Chemicals Business has established a program to ensure that its facilities comply with environmental laws and regulations. See "The Industrial Chemicals Business: Discussion of Results--Environmental Matters".

           After the Spinoff, General Chemical Group, as the former parent of GenTek and the GenTek Business, may under certain circumstances be found liable for obligations of GenTek related to the use or transport of hazardous substances or environmental contamination at facilities of the GenTek Business for periods prior to the Spinoff. Although GenTek has agreed to indemnify and hold harmless General Chemical Group with respect to all such liabilities and to bear all of General Chemical Group's expenses for defending any claims relating to these matters, the results of operations or financial condition of the Industrial Chemicals Business could be materially adversely affected in the event GenTek is unable or unwilling to perform its indemnification obligations. See "Arrangements between GenTek and New GCG Relating to the Spinoff."

Employees/Labor Relations

           As of December 31, 1998, the Industrial Chemicals Business had approximately 1,026 employees, 291 of whom were full-time salaried employees, 722 were full-time hourly employees and 13 were hourly employees working in nonunion facilities.

           Three union contracts, covering approximately 734 employees at the Green River, Wyoming and Amherstburg, Ontario facilities, have durations of three years and will be up for renewal during 1999. Since 1986, the Industrial Chemicals Business has been involved in 12 labor negotiations, only one of which, in 1993, has resulted in a work disruption. During that disruption, management operated the plants and supplied customers without interruption until the labor disruption was settled and a new contract was agreed upon. Management believes that the Industrial Chemicals Business will be able to negotiate new labor agreements on satisfactory terms, although there can be no assurance that the Industrial Chemicals Business will be able to do so or that the negotiation process will not involve material disruptions to the business.

Legal Proceedings

           The Industrial Chemicals Business is involved in claims, litigation, administrative proceedings and investigations of various types in several jurisdictions. Although the amount of any liability which could arise with respect to these actions cannot be accurately predicted, in the opinion of management and based upon currently available information, any such liability not covered by insurance would have no material adverse effect on the results of operation or financial condition of the Industrial Chemicals Business.

                       THE INDUSTRIAL CHEMICALS BUSINESS:
                                   MANAGEMENT

Management

           The following table sets forth the directors and executive officers of New GCG as of the Spinoff Date. Prior to the Spinoff, four of the current eight members of the Board of Directors of General Chemical Group will resign, with Paul Montrone, Paul Meister, Philip Beekman and Gerald Lewis remaining as directors. Such remaining directors will, prior to the Spinoff, designate John Kehoe and Joseph Volpe as members of the Board of Directors of New GCG. The Board of Directors will then designate New GCG's executive officers.

                  Name                     Age    Position
                  ----                     ---    --------
Paul M. Montrone........................   57     Director; Chairman of the Board
Paul M. Meister.........................   46     Director; Vice Chairman of the Board
John M. Kehoe, Jr.......................   65     Director; President and Chief Executive Officer
DeLyle W. Bloomquist....................   40     Chief Operating Officer
Stewart A. Fisher.......................   38     Vice President and Chief Financial Officer
Douglas Strobel.........................   36     Controller
Philip E. Beekman.......................   67     Director
Gerald J. Lewis.........................   65     Director
Joseph Volpe............................   59     Director

-------------------

           Paul Montrone has served as the Chairman of the Board of General Chemical Group since 1995, and a Director of New General Chemical Group since 1988. Mr. Montrone will continue to serve in such capacities following the Spinoff. He was President of General Chemical Group from 1987 to 1994. Mr. Montrone will also be Chairman of the Board of GenTek after the Spinoff. Mr. Montrone is the Chairman of the Board and Chief Executive Officer of Fisher.

           Paul Meister has served as the Vice Chairman of the Board of General Chemical Group since 1998, and a Director of General Chemical Group since 1996. Mr. Meister will continue to serve in such capacities following the Spinoff. Mr. Meister will be Vice Chairman of the Board of GenTek after the Spinoff. Mr. Meister has been Vice Chairman of the Board and Executive Vice President and Chief Financial Officer of Fisher. Mr. Meister is also a Director of Mineral Technologies Inc. and M&F Worldwide Corp.

           John Kehoe will be the President and Chief Executive Officer and a Director of New GCG after the Spinoff. Mr. Kehoe is the President and Chief Executive Officer of WTI, a position he has held since January 1993. Mr. Kehoe was Vice President of WTI from December 1991 until December 1992 and was Managing Director of WTI from June 1988 to November 1990.

           DeLyle Bloomquist will be Vice President and Chief Operating Officer of New GCG. Mr. Bloomquist has been since 1996, and will be until the Spinoff, the Vice President and General Manager, Industrial Chemicals of General Chemical Group. Mr. Bloomquist was the Director of General Chemical Group's Corporate Distribution Department between 1995 and 1996. Between 1993 and 1995, he served as Controller-Industrial Chemicals of General Chemical Group.

           Stewart Fisher will be Vice President and Chief Financial Officer of General Chemical Group. Mr. Fisher has served as the Treasurer of General Chemical Group since June 1998 and as Assistant Treasurer from 1996 to 1998.

           Douglas Strobel will be the Controller of New GCG after the Spinoff. He has been since 1996, and will be until the Spinoff, Group Controller, Industrial Chemicals for General Chemical Group. Mr. Strobel served as Business Controller, Sulfur Products for General Chemical Corporation from 1992 until 1996. Prior to 1992, he was Manager, Financial Planning for General Chemical Corporation.

           Philip Beekman has served as a Director of General Chemical Group since 1996 and will continue to serve as a Director of New GCG following the Spinoff. Mr. Beekman has been President of Owl Hollow Enterprises (consulting and investment) since prior to 1994, and was Chairman of the Board and Chief Executive Officer of Hook-SupeRx, Inc. (retail) from prior to 1994 to 1994. Mr. Beekman is also a Director of Linens 'n Things Inc. and Kendle International Inc.

           Gerald Lewis has served as a Director of General Chemical Group since 1996 and will continue to serve as a Director of New GCG following the Spinoff. Judge Lewis has been Chairman of Lawsuit Resolution Services since 1997. He was of counsel to the law firm of Latham & Watkins from prior to 1994 to 1997.

           Joseph Volpe will be a Director of New GCG after the Spinoff. He will be a member of the Audit Committee, the Compensation Committee and the Nominating Committee of the Board of New GCG. He has been the General Manager of the New York Metropolitan Opera since 1990.

Committees of the Board

           The Board of Directors of New GCG will have three standing committees: an Audit Committee; a Compensation Committee; and a Nominating Committee.

           The Audit Committee will consist of Messrs. Beekman, Lewis, and Volpe, with Judge Lewis serving as Chairman. It is responsible for, among other things, recommending the firm to be appointed as independent accountants to audit New GCG's financial statements and to perform services related to the audit; reviewing the scope and results of the audit with the independent accountants; approving in advance the general nature of each professional service performed by the independent public accountants; reviewing with the management and the independent accountants New GCG's year-end operating results; considering the adequacy of the internal accounting and control procedures of New GCG; reviewing the non-audit services to be performed by the independent accountants, if any; considering the effect of such performance on the accountants' independence; directing and supervising, when appropriate, special investigations into matters within the scope of the independent public accountants' duties; and performing such other tasks related to and in furtherance of the foregoing as it may consider necessary or appropriate or as may be assigned to it by the Board from time to time.

           The Compensation Committee will consist of Messrs. Beekman, Meister and Volpe, with Mr. Beekman serving as Chairman. It is responsible for reviewing and recommending compensation arrangements for Directors and officers; approving such arrangements for other senior level employees; administering certain benefit and compensation plans of New GCG and its subsidiaries; monitoring the activities of an internal committee of members of management established to carry out policies and guidelines with respect to such plans; and performing such other tasks related to and in furtherance of the foregoing as it may consider necessary or appropriate or as may be assigned to it by the Board from time to time. A subcommittee of the Compensation Committee, comprised solely of "outside directors" (as such term is used in Section 162(m) of the Code) who are also "Non-Employee Directors" (as such term is defined in Rule 16b-3 of the Exchange Act) has exclusive authority to approve any awards of stock or options to directors of New GCG (other than Non-Employee Directors) or other individuals who are "officers" of the Company for purposes of Section 16 of the Exchange Act under The General Chemical Group Inc. Long-Term Incentive Plan and to administer elements of The General Chemical Group Inc. 1998 Annual Performance Incentive Plan covered by Section 162(m) of the Code.

           The Nominating Committee will consist of all members of the Board, with Paul Montrone serving as Chairman. The Nominating Committee is responsible for nominating persons for election to the Board. The Nominating Committee will consider nominees properly recommended by stockholders.

                    ANNUAL MEETING AND SHAREHOLDER PROPOSALS

           GenTek's annual shareholders' meeting is expected to be held in Delaware in May of each year. If a shareholder wishes to have a proposal considered at the 2000 meeting and included in the Proxy Statement for that meeting, the proposal must be received by GenTek in writing on or before November 30, 1999.

                              AVAILABLE INFORMATION

           GenTek has filed the Form 10 with the SEC concerning the shares of GenTek Common Stock being received by General Chemical Group shareholders in the Spinoff. This Information Statement does not contain all of the information set forth in the Form 10 and the exhibits and schedules thereto. With respect to each contract, agreement or other document filed as an exhibit to the Form 10, reference is made to such exhibit for a more complete description of the matter involved, and each statement made in this document concerning the contents of any such contract, agreement or other document shall be deemed qualified in its entirety by such reference.

           The Form 10 and the exhibits and schedules thereto filed by each of GenTek and New GCG may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the Regional Offices of the SEC at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such information can be obtained by mail from the Public Reference Branch of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such materials can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or accessed electronically by means of the SEC's home page on the Internet (http://www.sec.gov).

           Following the Spinoff, GenTek will be required to comply with the reporting requirements of the Exchange Act and will file annual, quarterly and other reports with the SEC. GenTek will also be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, will furnish audited financial statements to its shareholders in connection with its annual meetings of shareholders.

                             INDEX TO DEFINED TERMS

                                                                            Page
                                                                             No.
                                                                            ----
1996 GRAT....................................................................67
1999 GRAT....................................................................67
ANSAC.......................................................................103
Avtex Site...................................................................48
Award........................................................................58
Bylaws.......................................................................85
Canadian GAAP................................................................12
CERCLA.......................................................................48
Certificate..................................................................85
Church & Dwight ............................................................103
Class B Conversion...........................................................19
Code.........................................................................21
CTP..........................................................................42
December 1998 GRAT...........................................................67
Defiance.....................................................................11
Distribution Agent............................................................9
EPA..........................................................................48
Exchange Act.................................................................20
February 1998 GRAT...........................................................67
Fisher ......................................................................53
Form 10......................................................................20
General Chemical Group........................................................1
GenTek Business...............................................................9
GenTek Financing Facility....................................................18
GenTek........................................................................1
Industrial Assets............................................................74
Industrial Chemicals Business.................................................9
Industrial Liabilities.......................................................74
IRS...........................................................................4
LTIP.........................................................................57
Montrone Trusts..............................................................19
Named Executive Officers ....................................................62
New GCG.......................................................................1
New GCG Financing Facilities.................................................19
New General Chemical Group....................................................1
New Hampshire Oak.............................................................4
Noma.........................................................................11
Non-Employee Directors.......................................................55
NYSE.........................................................................22
OTC..........................................................................44
Owens-Illinois..............................................................102
PDI..........................................................................46
Pension Plan.................................................................61
Peridot......................................................................32
Preferred Stock..............................................................85
PRP..........................................................................48

                                                                           Page
                                                                           No.
                                                                           ----
Record Date...................................................................9
Reheis.......................................................................32
Reorganization...............................................................18
Sandco Automotive ...........................................................32
SARs.........................................................................58
SEC..........................................................................20
Securities Act...............................................................23
Separation Agreement.........................................................73
Spinoff Date.................................................................18
Systems......................................................................37
Tax Sharing Agreement........................................................77
TOSOH.......................................................................102
Transition Support Agreement ................................................76
WTI .........................................................................54

                          STATEMENT OF DIFFERENCES
                          ------------------------

 The trademark symbol shall be expressed as............................. 'TM'
 The registered trademark symbol shall be expressed as.................. 'r'

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

                                                                                                           PAGE
                                                                                                           ----
Independent Auditors' Report.............................................................................  F-2
Consolidated Statements of Operations for the three years ended December 31, 1998........................  F-3
Consolidated Balance Sheets at December 31, 1997 and 1998................................................  F-4
Consolidated Statements of Cash Flows for the three years ended December 31, 1998........................  F-5
Consolidated Statements of Changes in Equity (Deficit) for the three years ended
   December 31, 1998.....................................................................................  F-6
Notes to Consolidated Financial Statements...............................................................  F-7-28


           The General Chemical Group Inc. ("GCG") has announced plans to separate its Manufacturing and Performance Products Segments from its Industrial Chemicals Segment through a distribution of stock of GenTek Inc. to stockholders of GCG (the "Spinoff"). In connection with the Spinoff, GCG will transfer the Manufacturing and Performance Products Segments to a wholly-owned subsidiary, GenTek Inc. ("GenTek"), and distribute the stock of GenTek to stockholders of GCG. After the Spinoff, GenTek and GCG will be separate, independent companies, with their common stock traded on the New York Stock Exchange. GCG will own and operate the Industrial Chemicals Segment, and GenTek will own and operate the businesses comprising the Manufacturing and Performance Products Segments.

           The Spinoff is treated as a reverse spinoff for financial statement purposes because the greater proportion of GCG's assets and operations will be held by GenTek after the Spinoff. Therefore, the Spinoff will be reflected, for financial statement presentation, as if General Chemical Group formed a new company consisting of the Industrial Chemicals Segment (i.e., "new" GCG) and distributed the stock of that company as a dividend to General Chemical Group's stockholders, with the assets and operations of the Manufacturing and Performance Products Segments remaining with General Chemical Group after the Spinoff. Accordingly, General Chemical Group's financial statements reflect the financial position and results of operations of the Manufacturing and Performance Products Segments as continuing operations and the financial position and results of operations of the Industrial Chemicals Business as discontinued operations. On an ongoing basis, the GenTek financial statements will consist of the Manufacturing and Performance Products Segments and the new GCG financial statements will consist of the Industrial Chemicals Segment.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of THE GENERAL CHEMICAL GROUP INC.:

           We have audited the accompanying consolidated balance sheets of The General Chemical Group Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of operations, changes in equity (deficit) and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The General Chemical Group Inc. and subsidiaries at December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Parsippany, New Jersey
February 11, 1999
(March 18, 1999 as to Notes 1, 3 and 17)

                                           THE GENERAL CHEMICAL GROUP INC.
                                          (TO BE GENTEK AFTER THE SPINOFF)

                                        CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         YEARS ENDED DECEMBER 31,
                                                                        ------------------------------------------------------
                                                                            1996                   1997                1998
                                                                        ------------            ----------           --------
                                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net revenues .................................................            $ 330,120             $ 368,516            $ 443,919
Cost of sales ................................................              229,237               251,912              326,626
Selling, general and administrative expense ..................               52,160                49,078               65,572
                                                                          ---------             ---------            ---------
    Operating profit .........................................               48,723                67,526               51,721
Interest expense .............................................               10,747                 8,855               14,624
Interest income ..............................................                1,404                 1,475                1,165
Foreign currency transaction (gains) losses ..................                  (83)                  442                  629
Other expense, net ...........................................                  263                   169                  320
                                                                          ---------             ---------            ---------
    Income from continuing operations before income taxes and
      extraordinary item .....................................               39,200                59,535               37,313
Income tax provision .........................................               18,425                26,261               (3,756)
                                                                          ---------             ---------            ---------
    Income from continuing operations before extraordinary
      item....................................................               20,775                33,274               41,069
Income from discontinued operations (net of tax) .............               25,833                23,041               10,299
                                                                          ---------             ---------            ---------
    Income before extraordinary item .........................               46,608                56,315               51,368
Extraordinary item - loss from extinguishment of debt (net of
 tax, $2,395) ................................................                 --                    --                  3,661
                                                                          ---------             ---------            ---------
 Net income ..................................................            $  46,608             $  56,315            $  47,707
                                                                          =========             =========            =========

EARNINGS PER COMMON SHARE - BASIC:

Income from continuing operations ............................            $     .98             $    1.55            $    1.95
Income from discontinued operations (net of tax) .............                 1.21                  1.08                  .49
Extraordinary item - loss from extinguishment of debt (net of
 tax) ........................................................                 --                    --                    .17
                                                                          ---------             ---------            ---------
   Net income ................................................            $    2.19             $    2.63            $    2.27
                                                                          =========             =========            =========

EARNINGS PER COMMON SHARE - ASSUMING DILUTION:

Income from continuing operations ............................            $     .95             $    1.48            $    1.88
Income from discontinued operations (net of tax) .............                 1.18                  1.02                  .47
Extraordinary item - loss from extinguishment
 of debt (net of tax) ........................................                 --                    --                    .17
                                                                          ---------             ---------            ---------
   Net income ................................................            $    2.13             $    2.50            $    2.18
                                                                          =========             =========            =========


      See the accompanying notes to the consolidated financial statements.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

                           CONSOLIDATED BALANCE SHEETS

                                                                                        DECEMBER 31,
                                                                              --------------------------------
                                                                                   1997              1998
                                                                              -------------      -------------
                                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
                                     ASSETS
Current assets:

 Cash and cash equivalents ...............................................       $  20,401        $  61,310
 Receivables, net ........................................................          49,803           60,620
 Inventories .............................................................          25,328           37,619
 Deferred income taxes ...................................................           9,850           11,494
 Other current assets ....................................................             153              826
                                                                                 ---------        ---------
     Total current assets ................................................         105,535          171,869
Property, plant and equipment, net .......................................         160,154          196,526
Goodwill, net of amortization ............................................          19,192           71,444
Other assets .............................................................          19,432           21,687
Net assets of discontinued operations ....................................          85,505           75,292
                                                                                 ---------        ---------
     Total assets ........................................................       $ 389,818        $ 536,818
                                                                                 =========        =========
                       LIABILITIES AND EQUITY (DEFICIT)

Current liabilities:
 Accounts payable ........................................................       $  32,116        $  42,813
 Accrued liabilities .....................................................          48,846           51,965
 Income taxes payable ....................................................           2,662            8,960
 Current portion of long-term debt .......................................          17,392           50,802
                                                                                 ---------        ---------
     Total current liabilities ...........................................         101,016          154,540
Long-term debt ...........................................................         240,612          306,729
Other liabilities ........................................................         142,429          130,245
                                                                                 ---------        ---------
     Total liabilities ...................................................         484,057          591,514
                                                                                 ---------        ---------
Equity (deficit):
 Preferred Stock, $.01 par value; authorized 10,000,000 shares; none
     issued or outstanding ...............................................            --               --
 Common Stock, $.01 par value; authorized 100,000,000 shares; issued:
     12,558,697 and 12,654,489 shares at December 31, 1997 and  1998,
     respectively ........................................................             126              127
 Class B Common Stock, $.01 par value; authorized 40,000,000 shares;
     issued and outstanding: 9,758,421 shares at December 31, 1997 and
     1998 ................................................................              97               97
 Capital deficit .........................................................        (183,814)        (182,563)
 Accumulated other comprehensive income ..................................          (2,197)          (2,446)
 Retained earnings .......................................................         118,855          162,378
 Treasury stock, at cost:  1,362,898 and 1,641,166 shares at December
   31, 1997 and 1998, respectively .......................................         (27,306)         (32,289)
                                                                                 ---------        ---------
     Total equity (deficit) ..............................................         (94,239)         (54,696)
                                                                                 ---------        ---------
     Total liabilities and equity (deficit) ..............................       $ 389,818        $ 536,818
                                                                                 =========        =========



      See the accompanying notes to the consolidated financial statements.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

                      CONSOLIDATED STATEMENTS OF CASH FLOWS



                                                                                YEARS ENDED DECEMBER 31,
                                                                      ------------------------------------------
                                                                         1996            1997            1998
                                                                      ---------       ----------        -------
                                                                                     (IN THOUSANDS)
Cash flows from operating activities:
 Net income .................................................       $  46,608         $  56,315        $  47,707
 Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization ........................          14,099            16,296           23,065
       Net loss on disposition/impairment of long-term assets             673               431           11,910
       Unrealized exchange (gain) loss ......................              31             1,405            1,313
       Restricted unit plan costs ...........................          11,319             1,302            1,309
       Loss on extinguishment of debt .......................            --                --              6,056
       Income from discontinued operations ..................         (25,833)          (23,041)         (10,299)
       (Increase) decrease in receivables ...................          (2,412)           (4,835)           1,216
       Increase in inventories ..............................          (2,441)           (1,597)          (2,596)
       Increase (decrease) in accounts payable ..............            (216)            1,944            6,241
       Decrease in accrued liabilities ......................         (14,312)           (1,656)          (1,871)
       Increase in income taxes payable .....................             459             1,440            6,298
       Increase (decrease) in other liabilities and
          assets, net........................................          10,862             8,175          (33,081)
                                                                    ---------         ---------        ---------
       Net cash provided by continuing operations ...........          38,837            56,179           57,268
                                                                    ---------         ---------        ---------
Cash flows from investing activities:
 Capital expenditures .......................................         (19,231)          (26,203)         (33,737)
 Proceeds from sales or disposals of long-term assets .......              43                63              767
 Payments from related parties ..............................          14,000              --               --
 Cash provided (used) by discontinued operations ............          16,392               331           20,512
 Acquisition of businesses net of cash acquired* ............            --             (30,130)         (90,935)
                                                                    ---------         ---------        ---------
 Net cash provided by (used for) investing activities .......          11,204           (55,939)        (103,393)
                                                                    ---------         ---------        ---------
Cash flows from financing activities:
 Net proceeds from initial public offering ..................          40,600              --               --
 Proceeds from long-term debt ...............................          20,000            49,000          389,858
 Repayment of long-term debt ................................         (76,886)          (45,536)        (293,778)
 Payments to acquire treasury stock .........................            (123)          (27,183)          (5,485)
 Exercise of stock options ..................................            --                --                445
 Dividends ..................................................          (1,668)           (5,368)          (4,184)
                                                                    ---------         ---------        ---------
     Net cash provided by (used for) financing activities ...         (18,077)          (29,087)          86,856
                                                                    ---------         ---------        ---------
Effect of exchange rate changes on cash .....................              30              (843)             178
                                                                    ---------         ---------        ---------
Increase (decrease) in cash and cash equivalents ............          31,994           (29,690)          40,909
Cash and cash equivalents at beginning of period ............          18,097            50,091           20,401
                                                                    ---------         ---------        ---------
Cash and cash equivalents at end of period ..................       $  50,091         $  20,401        $  61,310
                                                                    =========         =========        =========
Supplemental information:
 Cash paid for income taxes .................................       $  23,051         $  35,179        $  19,754
                                                                    =========         =========        =========
 Cash paid for interest .....................................       $  22,809         $  20,923        $  29,353
                                                                    =========         =========        =========
* Purchase of businesses net of cash acquired:
     Working Capital, other than cash .......................                         $   3,110        $ (14,303)
     Plant, property and equipment ..........................                           (43,007)         (36,436)
     Other assets ...........................................                           (19,593)         (41,622)
     Noncurrent liabilities .................................                            29,360            1,426
                                                                                      ---------        ---------
     Net cash used to acquire businesses ....................                         $ (30,130)       $ (90,935)
                                                                                      =========        =========


      See the accompanying notes to the consolidated financial statements.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

             CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)
                   FOR THE THREE YEARS ENDED DECEMBER 31, 1998


                                                                                  ACCUMULATED
                                              CLASS B                                OTHER
                                      COMMON  COMMON   TREASURY    CAPITAL     COMPREHENSIVE    RETAINED             COMPREHENSIVE
                                       STOCK   STOCK     STOCK     DEFICIT     INCOME (LOSS)    EARNINGS     TOTAL      INCOME
                                      ------- ------    --------    -------     -------------   --------     -----  -------------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at December 31, 1995 ......   $ 197   $ --      $    --     $(237,140)    $  (1,362)    $   22,969   $(215,336)
  Net income ......................     --      --           --          --            --           46,608      46,608     $46,608
  Foreign currency translation ....     --      --           --          --             (73)          --           (73)        (44)
                                                                                                                           -------
  Comprehensive income ............     --      --           --          --            --             --          --       $46,564
                                                                                                                           =======
  Dividends (Per Share $.125) .....     --      --           --          --            --           (2,780)     (2,780)
  Proceeds from initial public
    offering.......................      25     --           --        40,575          --             --        40,600
  Conversion of Common Stock to
    Class B Common Stock...........    (197)    197          --          --            --             --          --
  Conversion of Class B Common
    Stock to Common Stock .........      54     (54)         --          --            --             --          --
  Restricted Unit Plan grants,
    cancellations, tax benefits and
    other .........................       1     --           --        11,350          --             --        11,351
  Purchase of Treasury stock ......     --      --          (123)        --            --             --          (123)
                                      -----   -----     ---------   ---------      --------      ---------    ---------
Balance at December 31, 1996 ......      80     143         (123)    (185,215)       (1,435)        66,797    (119,753)
  Net income ......................     --      --           --          --            --           56,315      56,315     $56,315
  Foreign currency translation ....     --      --           --          --            (762)          --          (762)       (461)
                                                                                                                           -------
  Comprehensive income ............     --      --           --          --            --             --          --       $55,854
                                                                                                                           =======
  Dividends (Per Share $.20) ......     --      --           --          --            --           (4,257)     (4,257)
  Conversion of Class B Common
    Stock to Common Stock..........      46     (46)         --          --            --             --          --
  Restricted Unit Plan grants,
    cancellations, tax benefits and
    other .........................     --      --           --         1,401          --             --         1,401
  Purchase of Treasury stock ......     --      --        (27,183)       --            --             --        27,183)
                                      -----   -----     ---------   ---------      --------      ---------   ---------
Balance at December 31, 1997 ......     126      97       (27,306)   (183,814)       (2,197)       118,855     (94,239)
  Net income ......................     --      --           --          --            --           47,707      47,707     $47,707
  Foreign currency translation ....     --      --           --          --            (249)          --          (249)       (150)
                                                                                                                           -------
  Comprehensive income ............     --      --           --          --            --             --          --       $47,557
                                                                                                                           =======
  Dividends (Per Share $.20) ......     --      --           --          --            --           (4,184)     (4,184)
  Restricted Unit Plan grants,
    cancellations, tax benefits and
    other .........................       1     --           --         1,313          --             --         1,314
  Purchase of Treasury stock ......     --      --         (4,983)        (62)         --             --        (5,045)
                                      -----   -----     ---------   ---------      --------      ---------   ---------
Balance at December 31, 1998 ......   $ 127   $  97     $ (32,289)  $(182,563)    $  (2,446)     $ 162,378   $ (54,696)
                                      =====   =====     =========   =========     =========      =========   =========



      See the accompanying notes to the consolidated financial statements.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 - BASIS OF PRESENTATION

           The General Chemical Group Inc. ("GCG" or "the Company") has announced plans to separate its Manufacturing and Performance Products Segments from its Industrial Chemicals Segment through a distribution of stock of GenTek Inc. to the shareholders of GCG (the "Spinoff"). In connection with the Spinoff, GCG will transfer the Manufacturing and Performance Products Segments to a wholly-owned subsidiary, GenTek Inc. ("GenTek"), and distribute the stock of GenTek to shareholders of GCG. After the Spinoff, GenTek and GCG will be separate, independent companies; GCG will own and operate the Industrial Chemicals Segment, and GenTek will own and operate the businesses comprising the Manufacturing and Performance Products Segments.

           The Spinoff is treated as a reverse spinoff for financial statement purposes because a greater proportion of GCG's assets and operations will be held by GenTek after the Spinoff. Therefore, the Spinoff will be reflected, for financial statement presentation, as if General Chemical Group formed a new company consisting of the Industrial Chemicals Segment (i.e., "new" GCG) and distributed the stock of that company as a dividend to General Chemical Group's stockholders, with the assets and operations of the Performance Products and Manufacturing Segments remaining with General Chemical Group after the Spinoff. On March 9, 1999, the Board of Directors of GCG approved the Spinoff subject to, among other things, GCG obtaining a private letter ruling from the Internal Revenue Service (the "IRS") that the distribution will be tax-free. On March 18, 1999, GCG received a favorable ruling from the IRS. Accordingly, General Chemical Group's financial statements reflect the financial position and results of operations of the Performance Products and Manufacturing Segments as continuing operations and the financial position and results of operations of the Industrial Chemicals Business as discontinued operations. On an ongoing basis, the GenTek financial statements will consist of the Performance Products and Manufacturing Segments and the new GCG financial statements will consist of the Industrial Chemicals Segment.

           For the purpose of governing certain ongoing relationships between General Chemical Group and GenTek after the Spinoff and to provide mechanisms for an orderly transition, General Chemical Group and GenTek have entered into various agreements. Management believes that the agreements will be comparable to those which would have been reached in arm's length negotiations with unaffiliated parties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           Inventories are valued at the lower of cost or market, using the last-in, first-out ("LIFO") method for most domestic production inventories and the first-in, first-out ("FIFO") or average-cost method for all other inventories. Production inventory costs include material, labor and factory overhead.

           Property, plant and equipment are carried at cost and are depreciated principally using the straight line method. Estimated lives range from 5 to 35 years for buildings and leasehold improvements and one to 20 years for machinery and equipment.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

           The Company evaluates the recovery of long-lived assets not held for sale by measuring the carrying value of these assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values, which have been determined on a discounted cash flow basis. During 1998, based on these evaluations, the Company recorded an $11,600 impairment charge, which is included in cost of sales, primarily related to two of its manufacturing facilities in its Performance Products Segment.

           Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is amortized on a straight line basis over a period which ranges from 25 to 35 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows of the acquired operation. On December 31, 1997 and 1998, goodwill totalled $19,192 and $71,444, respectively, net of accumulated amortization of $400 and $2,671, respectively, which is included in other assets on the balance sheet.

           Accruals for environmental liabilities are recorded based on current interpretations of environmental laws and regulations when it is probable that a liability has been incurred and the amount of such a liability can be reasonably estimated. Liabilities for environmental matters were $16,244 and $20,116 at December 31, 1997 and 1998, respectively. These amounts do not include estimated third-party recoveries nor have they been discounted.

           The Company does not hold or issue financial instruments for trading purposes. Amounts to be paid or received under interest swap agreements are recognized as increases or reductions in interest expense in the periods to which they relate.

           All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.

           In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133 requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company is required to adopt FAS 133 for fiscal years beginning after June 15, 1999. The Company does not expect the adoption of FAS 133 will have a material effect on the Company's results of operations or financial condition.

           The capital deficit at December 31, 1995 of $237,140 arose as a result of dividends and distributions exceeding accumulated earnings and capital contributions.

           Certain prior-period amounts have been reclassified to conform with the current presentation.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 3 - DISCONTINUED OPERATIONS

           Discontinued operations represent the Company's Industrial Chemical Business, which is a leading North American producer and supplier of soda ash and calcium chloride. The primary end markets for soda ash include glass production, sodium-based chemicals, detergents, pulp and paper and water treatment. Calcium chloride is mainly used for dust control and roadbed stabilization during the summer and melting ice during the winter.

           An allocation of certain assets, liabilities and expenses have been made related to discontinued operations. In the opinion of management, expenses have been allocated to the discontinued operations in a reasonable and consistent basis using management's estimate of services provided to the discontinued business by GCG. General corporate overhead expenses have not been allocated to discontinued operations. However, such allocations are not necessarily indicative of the level of expenses which might have been incurred had the Industrial Chemicals Business been operating as a stand-alone entity during the periods presented or expected to be incurred after the spinoff.

           The Industrial Chemical Business participates in GCG's centralized cash management and financing program, and income from discontinued operations includes an allocation of net interest expense from GCG. To the extent the Industrial Chemicals Business has experienced temporary cash needs for working capital purposes or capital expenditures, such funds have historically been provided by GCG. Net interest expense has been allocated to the Industrial Chemicals Business assuming that the Industrial Chemicals Business' pro rata base borrowing requirements would be $150,000. The allocations were made consistently in each year, and management believes the allocations are reasonable. However, these interest costs would not necessarily be indicative of what the actual costs would have been had the Industrial Chemicals Business operated as a separate, stand-alone public entity. Subsequent to the Spinoff, the Industrial Chemicals Business will be responsible for these cash management functions using its own resources or purchased services and will be responsible for the costs associated with operating a public company.

           The Industrial Chemicals Business' financial results include the costs incurred by The General Chemical Group pension and postretirement benefit plans for employees and retirees of the Industrial Chemicals Business. Also, the provision for income taxes has been determined as if the Industrial Chemicals Business had filed separate tax returns under its existing structure for the periods presented.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

       The assets and liabilities of the Industrial Chemical Business are classified on the balance sheet as "Net assets of discontinued operations" and consist of the following:

                                                                     DECEMBER 31,
                                                               -----------------------
                                                                 1997           1998
                                                               -----------------------
ASSETS
     Current assets:
         Cash and cash equivalents .........................   $  1,352       $  1,127
         Receivables, net...................................     72,917         58,601
         Inventories........................................     20,630         25,508
         Deferred income taxes .............................      4,295          4,392
         Other current assets ..............................      2,217          1,659
                                                               --------       --------
              Total current assets..........................    101,411         91,287
     Property, plant and equipment, net.....................    144,035        141,808
     Other assets...........................................     16,729         15,619
                                                               --------       --------
              Total assets from discontinued operations.....    262,175        248,714
                                                               --------       --------
LIABILITIES
     Current liabilities:
         Accounts payable...................................     29,216         24,298
         Accrued liabilities................................     24,412         25,146
         Income taxes payable ..............................      1,914          1,988
                                                               --------       --------
              Total current liabilities.....................     55,542         51,432
     Other liabilities......................................     77,827         78,561
     Minority interest......................................     43,301         43,429
                                                               --------       --------
              Total liabilities from discontinued operations    176,670        173,422
                                                               --------       --------
     Net assets of discontinued operations..................   $ 85,505       $ 75,292
                                                               --------       --------

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

      The results from operations of the Industrial Chemicals Business are reflected in the Statements of Operations as "Income from Discontinued Operations" and are summarized as follows:

                                                                               YEARS ENDED DECEMBER 31,
                                                                    ---------------------------------------
                                                                    1996           1997             1998
                                                                    ---------------------------------------
        Net revenues.............................................. $298,945       $289,700        $261,469
        Cost of sales.............................................  198,802        204,769         202,338
        Selling, general and administrative expense...............   19,650         15,365          16,634
                                                                   --------       --------        --------
        Operating profit..........................................   80,493         69,566          42,497
        Interest expense..........................................   13,001         12,747          11,747
        Interest income...........................................    1,029          1,029             930
        Foreign currency transaction (gains) losses...............      (86)           185             447
        Other expense, net........................................      441            285             524
                                                                   --------       --------        --------
        Income before minority interest and income taxes .........   68,166         57,378          30,709
        Minority interest.........................................   31,635         24,253          16,666
                                                                   --------       --------        --------
        Income before income taxes................................   36,531         33,125          14,043
        Income tax provision......................................   10,698         10,084           3,744
                                                                   --------       --------        --------
                      Net income.................................. $ 25,833       $ 23,041        $ 10,299
                                                                   ========       ========        ========

NOTE 4 - CAPITAL STOCK

           The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, par value $.01 per share, of which 11,195,799 and 11,013,323 were outstanding at December 31, 1997 and 1998, respectively, and 40,000,000 shares of Class B Common Stock, par value $.01 per share, which has ten votes per share, is subject to significant restrictions on transfer and is convertible at any time into Common Stock on a share-for-share basis, of which 9,758,421 shares were outstanding at December 31, 1997 and 1998, respectively. The Common Stock and Class B Common Stock are substantially identical, except for the disparity in voting power, restriction on transfer and conversion provisions.

           The Company's Preferred Stock, par value $.01 per share, consists of 10,000,000 authorized shares, none of which were outstanding at December 31, 1997 and 1998.

           During the second quarter of 1997, a former stockholder converted all
4.4 million shares of Class B Common Stock into an identical number of shares of Common Stock. On April 23, 1997, the Company purchased approximately 1.3 million shares of Common Stock from the same stockholder, at a price of $20 per share. During 1997 and 1998, the Company purchased 1,356,573 and 278,268 shares of Common Stock, respectively. These purchases were funded from the Company's cash balance and have been recorded as treasury stock.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 5 - EARNINGS PER SHARE

           The computation of basic earnings per share is based on the weighted average number of common shares and contingently issuable shares outstanding during the period. The computation of diluted earnings per share assumes the foregoing and, in addition, the exercise of all stock options and restricted units, using the treasury stock method.

           The components of the denominator for basic earnings per common share and diluted earnings per common share are reconciled as follows:

                                                                            YEARS ENDED DECEMBER 31,
                                                              ----------------------------------------------
                                                                 1996              1997              1998
                                                              ----------        ----------        ----------
Basic earnings per common share:
            Weighted average common shares
               outstanding..................................  21,317,657        21,424,401        21,048,240
                                                              ==========        ==========        ==========
Diluted earnings per common share:
            Weighted average common
               shares outstanding...........................  21,317,657        21,424,401        21,048,240
            Options and Restricted Units                         580,891         1,078,241           807,404
                                                              ----------        ----------        ----------
Denominator for diluted earnings per common share             21,898,548        22,502,642        21,855,644
                                                              ==========        ==========        ==========

           Options to purchase 10,000 and 398,500 of common stock were issued during 1997 and 1998, respectively, but were not included in the computation of diluted earnings per common share because the exercise price was greater than the average market price of the common shares. The options, which expire during 2007 and 2008, were still outstanding at December 31, 1998.

NOTE 6 - ACQUISITIONS

           On July 1, 1997 a wholly owned subsidiary acquired for $30,130 all of the outstanding stock of Peridot Holdings, Inc. ("Peridot"), a manufacturer and supplier of sulfuric acid and water treatment chemicals. On February 6, 1998, another wholly-owned subsidiary acquired for $6,999 all of the outstanding stock of Sandco Automotive Ltd. ("Sandco"), a manufacturer of engine parts for the North American automobile industry and its aftermarket. On April 1, 1998, the Company acquired for $83,936 all of the outstanding stock of Reheis Inc. ("Reheis"), a leading producer and supplier of the active chemical ingredients in antiperspirants and over-the-counter antacids, as well as a supplier of pharmaceutical intermediates and other products. Funding for these transactions was provided by existing cash and borrowings under the Company's revolving credit facility. The acquisitions are accounted for under the purchase method, and accordingly, the net assets and results of operations are included in the financial statements from the date of their respective acquisitions. The allocation of purchase price of Sandco and Reheis are based on valuation information available to the Company which is subject to change as such information is finalized. Goodwill is being amortized on a straight line basis over a period which ranges from 25 to 35 years. Had each of the acquisitions occurred as of January 1, 1997, net sales would have been $457,195 and $459,684 for 1997 and 1998, respectively; income before extraordinary items would

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)


have been $54,309 ($2.41 per share) and $50,717 ($2.32 per share) for 1997 and 1998, respectively; and net income would have been $54,309 ($2.41 per share) and $47,056 ($2.15 per share) for 1997 and 1998, respectively.

NOTE 7 - INCOME TAXES

           Income from continuing operations before income taxes is as follows:

                                                                             YEARS ENDED DECEMBER 31,
                                                               --------------------------------------------------
                                                                  1996                1997                 1998
                                                                --------             -------             -------
         United States..............................            $36,433              $58,314             $34,150
         Foreign....................................              2,767                1,221               3,163
                                                                --------             -------             -------
                     Total..........................            $39,200              $59,535             $37,313
                                                                ========             =======             =======

           The components of the income tax provision are as follows:

                                                                        YEARS ENDED DECEMBER 31,
                                                                ------------------------------------------------
                                                                  1996                1997                 1998
                                                                --------             -------             -------
         United States:
               Current..............................            $12,363              $24,669             $(3,532)
               Deferred.............................              2,262               (3,120)             (3,776)
         Foreign:
               Current..............................              1,117                  589                 911
               Deferred.............................                (65)                 (97)                (18)
         State:
               Current..............................              2,262                4,890               3,470
               Deferred.............................                486                 (670)               (811)
                                                                --------             -------             -------
                     Total..........................            $18,425              $26,261             $(3,756)
                                                                ========             =======             =======

            A summary of the components of deferred tax assets and liabilities is as follows:

                                                                          DECEMBER 31,
                                                                 ---------------------------
                                                                   1997              1998
                                                                 -------           --------
         Postretirement benefits....................             $19,390           $19,507
         Nondeductible accruals.....................              35,888            43,830
         Other......................................               2,472             3,372
                                                                 --------          --------
               Deferred tax assets                                57,750            66,709
                                                                 --------          --------
         Property, plant and equipment..............              28,788            32,977
         Pensions...................................               1,860             2,007
         Inventory..................................               3,754             3,437
         Other......................................               1,048             2,965
                                                                 --------          --------
               Deferred tax liabilities.............              35,450            41,386
                                                                 --------          --------
                     Net deferred tax assets........             $22,300           $25,323
                                                                 ========          ========

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

           The difference between the Company's effective income tax rate and the United States statutory rate is reconciled below:

                                                                           YEARS ENDED DECEMBER 31,
                                                               ---------------------------------------------
                                                                1996               1997                1998
                                                               -----              ------              ------
         U.S. federal statutory rate.....................       35.0%              35.0%               35.0%
         State income taxes, net of federal benefit......        4.3                4.5                 4.5
         Tax effect of foreign operations................        6.7                4.1                (5.8)
         Reversal of provision for disputed items........        --                 --                (44.1)
         Other...........................................        1.0                 .5                  .3
                                                               -----              ------              ------
               Total.....................................       47.0%              44.1%              (10.1)%
                                                               =====              ======              ======

           In connection with the Spinoff, GenTek will enter into a tax sharing agreement with GCG. The agreement will require GenTek to indemnify and hold harmless GCG for consolidated tax liabilities attributable to periods before the Spinoff.

           The IRS examinations of the Company's federal income tax returns for 1990 and 1991 resulted in the issuance of a deficiency notice during 1995. The Company filed an administrative appeal with the IRS in 1995 contesting the items denoted in the deficiency notice. At December 31, 1997, the Company had accrued $25,388 for this notice, which was included in other liabilities on the balance sheet. During 1998 the Company entered into a settlement agreement with the IRS settling all items denoted in the original deficiency notice. The settlement agreement binds the IRS for all years subsequent to 1989 on the items denoted in the original deficiency notice. The Company recorded an income tax benefit of $19,527 in connection with the reversal of amounts previously accrued in connection with the deficiency notice settlement agreement.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 8 - PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

           The Company maintains several defined benefit pension plans covering substantially all employees. A participating employee's annual postretirement pension benefit is determined by the employee's credited service and, in most plans, final average annual earnings with the Company. Vesting requirements are five years in the U.S. and two years in Canada. The Company's funding policy is to annually contribute the statutorily required minimum amount as actuarially determined. The Company also maintains several plans providing postretirement benefits covering substantially all hourly and certain salaried employees. The Company funds these benefits on a pay-as-you-go basis. The long-term portion of accrued postretirement benefit cost related to continuing operations of $48,184 and $48,766 at December 31, 1997 and 1998, respectively, is included in other liabilities on the balance sheet.

                                                        PENSION BENEFITS         OTHER POSTRETIREMENT BENEFITS
                                                          DECEMBER 31,                    DECEMBER 31,
                                                ---------------------------------------------------------------
UNITED STATES:                                   1996       1997        1998       1996       1997       1998
                                                ------     ------      ------    ------     ------     -------
Components of Net Periodic Benefit Cost
    Service Cost............................... $4,748    $ 5,217     $ 5,645   $ 1,455     $1,575     $1,568
    Interest Cost.............................. 13,125     13,873      14,935     3,587      3,896      4,046
    Expected Return on Plan Assets.............(12,241)   (13,466)    (15,156)      --         --         --
    Amortization of Net
         Prior Service Cost....................    841        843         910    (1,604)    (1,604)    (1,604)
         (Gain)/Loss...........................     80         46          10      (757)      (587)      (628)
                                                ------     ------      ------    ------     ------     -------
   Net Periodic Benefit Cost................... $6,553     $6,513      $6,344    $2,681     $3,280     $3,382
                                                ======     ======      ======    ======     ======     =======

                                                             PENSION BENEFITS    OTHER POSTRETIREMENT BENEFITS
                                                                DECEMBER 31,               DECEMBER 31,
                                                           --------------------   ---------------------------
                                                            1997         1998          1997           1998
                                                          --------     ---------    --------       --------
Change in Benefit Obligation
    Benefit Obligation at Prior Measurement Date......... $187,760     $203,495     $55,578        $57,522
    Service Cost.........................................    5,217        5,533       1,575          1,568
    Interest Cost........................................   13,873       14,856       3,896          4,046
    Actuarial (Gain)/Loss................................      960       22,332      (1,800)          (948)
    Benefits Paid........................................   (9,077)     (10,648)     (2,318)        (2,989)
    Plan Amendments......................................      699          --           --             --
    Business Combinations................................    4,063        1,333         591             --
                                                          --------     ---------    --------       --------
    Benefit Obligation at Measurement Date............... $203,495     $236,901     $57,522        $59,199
                                                          ========     =========    ========       ========

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

                                                              PENSION BENEFITS                     OTHER POSTRETIREMENT BENEFITS
                                                                DECEMBER 31,                                 DECEMBER 31,
                                                        --------------------------------           ------------------------------
                                                          1997                  1998                 1997                  1998
                                                       ---------             ---------             ---------             --------
Change in Plan Assets
    Fair Value of Assets at Prior Measurement
    Date..........................................      $166,661              $193,301             $    --               $   --
    Actual Return on Plan Assets .................        29,122                17,124                  --                   --
    Employer Contributions .......................         2,470                 3,065                 2,318                2,989
    Benefits Paid.................................        (9,077)              (10,649)               (2,318)              (2,989)
    Business Combinations ........................         4,125                 1,147                  --                   --
                                                       ---------             ---------             ---------             --------
    Fair Value of Assets at Measurement Date .....       193,301               203,988             $    --               $   --
                                                       =========             =========             =========             =========
Reconciliation of Funded Status
    Funded Status ................................       (10,194)              (32,913)              (57,522)             (59,199)
    Unrecognized Net
         Transition (Asset)/Obligation ...........          --                      13                  --                   --
         Prior Service Cost ......................         7,091                 6,178               (11,104)              (9,500)
         (Gain)/Loss..............................       (23,796)               (3,540)               (8,309)              (8,629)
                                                       ---------             ---------             ---------             --------
    Net Amount Recognized ........................      $(26,899)             $(30,262)             $(76,935)            $(77,328)
                                                       =========             =========             =========             ========

           The assumptions used in accounting for the plans in 1996, 1997 and 1998 were:

                                                                                    PENSION PLANS
                                                                  ---------------------------------------
                                                                   1996            1997             1998
                                                                  ------          ------           ------
       Discount rate............................................     7-1/2%          7-1/2%           6-3/4%
       Long-term rate of return on assets.......................     9%              9%               9%
       Average rate of increase in employee compensation........     5%              5%               5%

           The assumption used in accounting for the medical plans in 1998 was an 8 percent health care cost trend rate (decreasing to 6-3/4 percent in the year 2001 and beyond). A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $3,881 at year end 1998 and the net periodic cost by $330 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $4,206 at year end 1998 and the net periodic cost by $357 for the year.

           The assumption used in accounting for the plans in 1997 was a 10 percent health care cost trend rate (decreasing to 7-1/2 percent in the year 2000 and beyond).

           The dates used to measure plan assets and liabilities were October 31, 1997 and 1998 for all plans. Pension plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)


                                                      PENSION BENEFITS                       OTHER POSTRETIREMENT BENEFITS
                                                        DECEMBER 31,                                   DECEMBER 31,
                                          -----------------------------------------   --------------------------------------------
CANADA:                                      1996           1997           1998            1996            1997            1998
                                           -------        -------         -------         -------         -------         -------
Components of Net Periodic Benefit Cost
 Service Cost .........................     $1,494         $1,352          $1,463         $   310         $   302         $   332
 Interest Cost ........................      3,727          3,868           3,789             864           1,032           1,014
 Expected Return on Plan Assets .......     (4,662)        (4,877)         (4,881)           --              --              --
 Amortization of Net
     Prior Service Cost ...............         92             90              84            --              --              --
     (Gain)/Loss ......................        467            432             458            --              --              --
                                           -------         ------          ------         -------         -------         -------
 Net Periodic Benefit Cost ............     $1,118         $  865          $  913         $ 1,174         $ 1,334         $ 1,346
                                           =======         ======          ======         =======         =======         =======


                                                                                         OTHER POSTRETIREMENT
                                                             PENSION BENEFITS                   BENEFITS
                                                                DECEMBER 31,                  DECEMBER 31,
                                                         -----------------------------------------------------
                                                            1997           1998          1997           1998
                                                          --------       --------      ---------     ---------
Change in Benefit Obligation
 Benefit Obligation at Prior Measurement Date..........   $50,714        $55,493        $13,297       $ 14,631
 Service Cost..........................................     1,349          1,457            302            330
 Interest Cost.........................................     3,857          3,773          1,029          1,010
 Actuarial (Gain)/Loss.................................     3,977          5,823            592           (934)
 Foreign Currency Translation..........................      (899)        (3,701)          (235)          (977)
 Benefits Paid.........................................    (3,505)        (3,240)          (354)          (370)
                                                          --------       --------      ---------     ---------
 Benefit Obligation at Measurement Date................   $55,493        $59,605        $14,631       $ 13,690
                                                          ========       ========      =========     =========
Change in Plan Assets
 Fair Value of Assets at Prior Measurement Date........   $59,940        $66,181        $   --        $    --
 Actual Return on Plan Assets..........................    10,611          2,633            --             --
 Employer Contributions................................     1,085          1,643            370            354
 Foreign Currency Translation..........................    (1,950)        (4,412)           --             --
 Benefits Paid.........................................    (3,505)        (3,240)          (370)          (354)
                                                          --------       --------      ---------     ---------
 Fair Value of Assets at Measurement Date..............   $66,181        $62,805        $   --        $    --
                                                          ========       ========      =========     =========
Reconciliation of Funded Status
 Funded Status.........................................   $11,576        $ 3,201       $(14,631)      $(13,691)
 Unrecognized Net......................................
     Prior Service Cost................................       834            695            --             --
     (Gain)/Loss.......................................     6,392         13,560          1,340            316
                                                          --------       --------      ---------     ---------
 Net Amount Recognized.................................   $18,802        $17,456       $(13,291)      $(13,375)
                                                          ========       ========      =========     =========

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

             The assumptions used in accounting for the plans in 1996, 1997 and 1998 were


                                                                        PENSION PLANS
                                                               --------------------------------
                                                                 1996      1997        1998
                                                               -------   --------     -------
Estimated discount rate.....................................      8%        7-1/2%       6-3/4%
Estimated long-term rate of return on assets................      9%        9%           9%
Average rate of increase in employee compensation...........      5-1/4%    5-1/4%       5-1/4%

           The assumption used in accounting for the medical plans in 1998 was an 8.4 percent health care cost trend rate (decreasing to 6 percent in the year 2003 and beyond). A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $2,803 at year end 1998 and the net periodic cost by $289 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $2,209 at year end 1998 and the net periodic cost by $223 for the year.

           The assumption used in accounting for the plans in 1997 was a 10 percent health care cost trend rate (decreasing to 7-1/2 percent in the year 2003 and beyond).

           The dates used to measure plan assets and liabilities were October 31, 1997 and 1998 for all plans. Plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

           Following the Spinoff, the Industrial Chemicals Business and the GenTek Business will assume the responsibility for pension and other postretirement benefits for retirees whose last work assignment was with their respective business and the active employees of each or their respective businesses. Separate defined benefit plans will be established for both companies, with assets included in trusts under qualified pension plans being divided between the trusts. Each domestic plan will receive the legally required funding as specified under the Employee Retirement Income Security Act of 1974 and foreign plans will receive funding as specified under the applicable statutory requirements.

           GCG's net periodic benefit cost for pension and other postretirement benefits disclosed above includes amounts related to the Industrial Chemicals Business retirees who participated in certain of the Company's defined benefits and postretirement benefits plans. GCG's periodic benefit cost has been allocated to the Industrial Chemicals Business and is included in "Discontinued Operations" in the Statement of Operations. Periodic benefit cost allocated to discontinued operations was $5,400, $5,380 and $4,618 for 1998, 1997 and 1996, respectively.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 9 - COMMITMENTS AND CONTINGENCIES

           Future minimum rental payments for operating leases (primarily for transportation equipment, offices and warehouses) related to continuing operations having initial or remaining noncancellable lease terms in excess of one year as of December 31, 1998 are as follows:

YEARS ENDING
DECEMBER 31,
------------
1999 .....................................................               $ 5,180
2000 .....................................................                 4,286
2001 .....................................................                 2,188
2002 .....................................................                 1,901
2003 and thereafter ......................................                 1,883
                                                                         -------
                                                                         $15,438
                                                                         =======

           Rental expense for the years ended December 31, 1996, 1997 and 1998 was $4,239, $4,621, and $5,632, respectively.

           Parent Guaranty and Transfer Agreement. A restated parent guaranty and transfer agreement between New Hampshire Oak, a wholly-owned subsidiary of GCG and the parent of General Chemical Corporation ("GCC"), ACI International Limited and TOSOH America, Inc. provides that in the event that either New Hampshire Oak, ACI International Limited or TOSOH America, Inc. (such entities being referred to as a "transferring parent" or "nontransferring parent" as the context requires) proposes to sell or otherwise transfer or cause to be sold or transferred the voting securities of GCC, the Andover Group, Inc. or TOSOH Wyoming, Inc. (the respective subsidiaries constituting the partners of GCSAP) as the case may be, the nontransferring parents will have the following options:
(1) to purchase the transferring parent's subsidiary's interest in GCSAP at fair market value; (2) to require the transferring parent to purchase the nontransferring parents' subsidiaries' interest in GCSAP at fair market value;
(3) to buy the voting securities to be sold by the transferring parent on the same terms and conditions and at the same price as the transferring parent proposes to sell or otherwise transfer or cause to be sold or transferred such voting securities; or (4) to cause the proposed transferee to purchase the nontransferring parents' subsidiaries' interest in GCSAP for a price reflecting the price to be paid by the proposed transferee for such voting securities. In the event that New Hampshire Oak ceases to own at least 51 percent of GCC while GCC is a partner, GCC shall pay to The Andover Group, Inc. $2,833.

           Environmental Matters. Accruals for environmental liabilities are recorded based on current interpretations of applicable environmental laws and regulations when it is probable that a liability has been incurred and the amount of such liability can be reasonably estimated. Estimates are established based upon information available to management to date, the nature and extent of the environmental liability, the Company's experience with similar activities undertaken, estimates obtained from outside consultants and the legal and regulatory framework in the jurisdiction in which the liability arose. The potential costs related to environmental matters and their estimated impact on future operations are difficult to predict due to the uncertainties regarding the extent of any required remediation, the complexity and interpretation of applicable laws and regulations, possible modification of existing laws and regulations or the adoption of new laws or regulations in the future, and the numerous alternative remediation methods and their related varying costs. The material components of the Company's environmental accruals include potential costs, as applicable, for investigation, monitoring, remediation and ongoing maintenance activities at any affected site. Accrued liabilities for environmental matters

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

were $16,244 and $20,116 at December 31, 1997 and 1998, respectively. These amounts do not include estimated third-party recoveries nor have they been discounted.

           Avtex Site at Front Royal, Virginia. On March 22, 1990, the EPA issued to the Company a Notice of Potential Liability pursuant to Section 107(a) of CERCLA (the "Notice") with respect to a site located in Front Royal, Virginia (the "Avtex Site"), owned at the time by Avtex Fibers Front Royal, Inc., which has filed for bankruptcy. A sulfuric acid plant adjacent to the main Avtex Site was previously owned and operated by the Company. On September 30, 1998, the EPA issued an administrative order under Section 106 of CERCLA (the "Order"), which requires the Company, AlliedSignal, Inc. and Avtex to undertake certain removal actions at the acid plant. On October 19, 1998, the Company delivered to the EPA written notice of its intention to comply with the Order, subject to numerous defenses. The requirements of the Order include preparation of a study to determine the extent of any contamination at the acid plant site. The Company has provided for the estimated costs of $1,600 for these activities in its accrual for environmental liabilities relating to the Order. The Company is working cooperatively with the EPA with respect to compliance with the Order and believes that such compliance will not have a material effect on the Company's results of operations or financial condition.

           In addition to the matters discussed above, the Company is involved in other claims, litigation, administrative proceedings and investigations and remediation relative to environmental matters. Although the amount of any ultimate liability which could arise with respect to these matters cannot be accurately predicted, it is the opinion of management, based upon currently available information and the accruals established, that any such liability will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

NOTE 10 - RELATED PARTY TRANSACTIONS

MANAGEMENT AGREEMENT

           GCG is party to a management agreement with Latona Associates (which is controlled by a stockholder of GCG) under which GCG receives corporate supervisory and administrative services and strategic guidance for a quarterly fee of $1,018, $1,099 and $1,195 per quarter for the years 1996, 1997 and 1998, respectively.

           In addition, in connection with any acquisition or business combination with respect to which Latona Associates advises the Company, the Company has agreed to pay Latona Associates additional fees comparable with fees received by investment banking firms for such services. During 1998, the Company paid Latona $500 in connection with the acquisition of Reheis. This agreement expires on December 31, 2004.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 11 - ADDITIONAL FINANCIAL INFORMATION

           The following are summaries of selected balance sheet items:

Receivables

                                                             DECEMBER 31,
                                                      --------------------------
                                                        1997             1998
                                                      ---------        --------

Trade ........................................        $ 51,730         $ 62,810
Other ........................................           1,626            1,536
Allowance for doubtful accounts ..............          (3,553)          (3,726)
                                                      --------         --------
                                                      $ 49,803         $ 60,620
                                                      ========         ========

Inventories


                                                             DECEMBER 31,
                                                      --------------------------
                                                        1997             1998
                                                      ---------        --------

Raw materials ..............................           $ 8,093           $11,395
Work in process ............................             3,090             6,049
Finished products ..........................             9,999            15,706
Supplies and containers ....................             4,146             4,469
                                                       -------           -------
                                                       $25,328           $37,619
                                                       =======           =======

                Inventories valued at LIFO amounted to $16,835 and $17,450 at December 31, 1997 and 1998, respectively, which were below estimated replacement cost by $615 and $730, respectively. The impact of LIFO liquidations in 1996, 1997 and 1998 was not significant.


Property, Plant and Equipment

                                                             DECEMBER 31,
                                                      --------------------------
                                                        1997             1998
                                                      ---------        --------


Land and improvements ..............................    $  20,876     $  26,219
Machinery and equipment ............................      194,992       261,260
Buildings and leasehold improvements ...............       31,637        43,912
Construction in progress ...........................       10,111        19,178
                                                        ---------     ---------
                                                          257,616       350,569

Less accumulated depreciation and amortization .....      (97,462)     (154,043)
                                                        ---------     ---------
                                                        $ 160,154     $ 196,526
                                                        =========     =========

Accrued Liabilities

                                                             DECEMBER 31,
                                                      --------------------------
                                                        1997             1998
                                                      ---------        --------


Wages, salaries and benefits ...................         $17,820         $17,616
Taxes, other than income taxes .................           2,867           3,256
Other ..........................................          28,159          31,093
                                                         -------         -------
                                                         $48,846         $51,965
                                                         =======         =======

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 12 - LONG-TERM DEBT

           Long-term debt consists of the following:

                                               MATURITIES  DECEMBER 31, DECEMBER 31,
                                               ----------  ------------ ------------
                                                               1997         1998
                                                           ------------ ------------
Bank Term Loan A - floating rate ............   2000-2004    $   --     $100,000
Bank Term Loan B - floating rate ............   1999-2006        --      199,000
Bank Term Loan - floating rate ..............   1999-2001      65,217       --
Senior Subordinated Notes - 9.25% ...........     2003        100,000       --
Canada Senior Notes - 9.09% .................     1999         50,787     48,269
$130,000 U.S. Revolving Credit Facility
     - floating rate ........................                  42,000       --
General Chemical Canada Limited Revolving
     Credit Facility - floating rate.........     2000           --        3,877
Other Debt - floating rate ..................                    --        6,385
                                                             --------   --------
     Total Debt .............................                 258,004    357,531
     Less:  Current Portion .................                  17,392     50,802
                                                             --------   --------
     Net Long-Term Debt .....................                $240,612   $306,729
                                                             ========   ========

           Aggregate maturities of long-term debt for each of the years in the five year period ending December 31, 2003 are $50,802, $11,780, $19,700, $13,250
and $23,250.

           On June 15, 1998 the Company entered into a new credit facility consisting of a $100,000 Term Loan ("Term Loan A") maturing on June 15, 2004, a $200,000 Term Loan ("Term Loan B") maturing on June 15, 2006 and a $300,000 Revolving Credit Facility maturing on June 15, 2004. The term loans and revolving credit facility bear interest at a rate equal to a spread over a reference rate chosen by the Company from various options. The rate in effect at December 31, 1998 for Term Loan A and Term Loan B was 6.25 percent and 7.25 percent, respectively. Term Loan A is payable in consecutive quarterly installments commencing March 31, 2000. Term Loan B is payable in consecutive quarterly installments commencing September 30, 1998. The facility is secured by a first priority security interest in all of the capital stock of the Company's domestic subsidiaries and 65 percent of the capital stock of the Company's foreign subsidiaries.

           General Chemical Canada Limited has a $15,000 (Canadian Dollar) Revolving Credit Facility maturing June 22, 2000. This facility bears interest at a rate equal to a spread over a reference rate chosen by General Chemical Canada Limited from various options.

           Commitment fees paid for the above-mentioned facilities were $414, $274, and $446 for 1996, 1997 and 1998, respectively.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 13 - STOCK OPTION PLAN AND RESTRICTED UNIT PLAN

           The Company's 1996 Stock Option and Incentive Plan (the "Plan") provides for the issuance of up to 2,200,000 shares of Common Stock. The Plan authorizes the granting of incentive and nonqualified stock options, stock appreciation rights, restricted and unrestricted stock and performance share awards to executives, directors and other key persons. Any incentive stock options granted under the Plan must have an exercise price at least equal to the market value of the shares on the day the option is granted and a maximum term of 10 years.

           Information with respect to all stock options is summarized below:



                                                                      AVERAGE OPTION
                                                             SHARES   PRICE PER SHARE
                                                             ------   ---------------
Options Outstanding at December 31,1995 ............            --      $   --
      Options Granted ..............................       1,281,000     17.66
      Options Exercised ............................            --          --
      Options Forfeited ............................          10,000     17.50
                                                           ---------
Options Outstanding at December 31,1996 ............       1,271,000     17.66
      Options Granted ..............................         100,000     22.70
      Options Exercised ............................            --          --
      Options Forfeited ............................          29,800     18.23
                                                           ---------
Options Outstanding at December 31, 1997 ...........       1,341,200     18.02
      Options Granted ..............................         398,500     23.72
      Options Exercised ............................          25,200     17.67
      Options Forfeited ............................          35,000     18.24
                                                           ---------
Options Outstanding at December 31, 1998 ...........       1,679,500    $19.37
                                                           ---------

           The Company applies APB Opinion 25 in accounting for the Plan. Had compensation cost for this plan been determined under FASB Statement No. 123, the Company's net income for 1996 would have been reduced to $45,623 with basic earnings per common share of $2.14 and diluted earnings per share of $2.08. Net income for 1997 would have been reduced to $55,140 with basic earnings per common share of $2.57 and diluted earnings per share of $2.45. Net income for 1998 would have been reduced to $45,857 with basic earnings per common share of $2.18 and diluted earnings per share of $2.10. For purposes of this calculation, the fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following assumptions used for 1996, 1997 and 1998, respectively: dividend yield of 1.0 percent, 0.7 percent and 1.5 percent, respectively; expected volatility of 27 percent, 41 percent and 42 percent, respectively; weighted average risk-free interest rate of 6.42 percent,
5.50 percent and 4.65 percent, respectively; and, weighted average expected lives of six years. All options granted to date under the stock option plan have an exercise price equal to the market price of the Company's stock on the grant date.

           The Company's Restricted Unit Plan provides for the issuance of 850,000 units, with each unit representing one share of Common Stock to be issued to the participant upon the occurrence of certain conditions ("vesting") unless the participant elects to defer receipt thereof. All awards are subject to a five year vesting schedule under which a portion of each participant's award vests annually over a five year period. Dividend equivalents on outstanding units accrue to the benefit of the participants and are paid at the time dividends are paid to Common Stock shareholders. These units were awarded during the second quarter of 1996 in replacement

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

of the rights earned by participants beginning in 1989 under the Phantom Equity Plan and certain other prior equity programs of the Company which were then terminated. The Company recorded a charge to income of $11,319, $1,302 and $1,309 for 1996, 1997 and 1998, respectively, with a contra credit to capital deficit.

NOTE 14 - FINANCIAL INSTRUMENTS

SWAP AGREEMENTS

           The Company does not enter into financial instruments for trading purposes. The Company periodically enters into interest rate swap agreements to effectively convert all or a portion of its floating-rate debt to fixed-rate debt in order to reduce the Company's risk to movements in interest rates. Such agreements involve the exchange of fixed and floating interest rate payments over the life of the agreement without the exchange of the underlying principal amounts. Accordingly, the impact of fluctuations in interest rates on these interest rate swap agreements is fully offset by the opposite impact on the related debt. Swap agreements are only entered into with strong creditworthy counterparties. The swap agreements in effect were as follows:


                                NOTIONAL                           INTEREST RATE
        DECEMBER 31,             AMOUNT        MATURITIES       RECEIVE(1)    PAY(2)
   ---------------------       ---------       -----------     ------------  --------
1997 ..................        $ 75,000        1998-1999          5.8%        6.8%
1998 ..................         100,000        1999-2006          5.6%        6.6%

(1)   Three-month LIBOR.
(2)   Represents the weighted average rate.

           At December 31, 1998, the Company was also party to a currency and interest rate swap, which partially hedges the Company's Canadian subsidiary's 52,000 U.S. dollar 9.09 percent Senior Notes. The agreement, which matures in 1999, provides for the payment of 48,400 Canadian dollars at a fixed rate of
7.54 percent in exchange for the receipt of 35,000 U.S. dollars at a fixed rate of 9.09 percent. Unrealized gains and losses on the currency portion of the swap are recognized and offset the foreign exchange gain or loss on the related debt in the consolidated statements of operations. Net amounts paid or received on the interest portion of the swap are accrued as adjustments to interest expense.

FAIR VALUE OF FINANCIAL INSTRUMENTS

           The estimated fair values of the Company's financial instruments are as follows:


                                        DECEMBER 31, 1997     DECEMBER 31, 1998
                                       --------------------  --------------------
                                       CARRYING              CARRYING
                                        AMOUNT  FAIR VALUE    AMOUNT   FAIR VALUE
                                       --------  ----------  --------  ----------

Long-term debt .....................   $258,004   $262,918   $357,531   $357,737
Unrealized gain (loss) on swap
agreements .........................   $   --     $    521   $   --     $    309

           The fair values of cash and cash equivalents, receivables and payables approximate their carrying values due to the short-term nature of the instruments.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

           The fair value of the Company's long-term debt was based on quoted market prices for publicly traded notes and discounted cash flow analyses on its nontraded debt. The fair value of the Company's interest rate swap agreements is the estimated amount the Company would have to pay or receive to terminate the swap agreements based upon quoted market prices as provided by financial institutions which are counterparties to the swap agreements.

NOTE 15 - GEOGRAPHIC AND INDUSTRY SEGMENT INFORMATION

           The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

           Geographic area information for continuing operations is summarized as follows:



                                TOTAL REVENUES                        OPERATING PROFIT            IDENTIFIABLE ASSETS
                      -----------------------------------    ---------------------------------   ---------------------
                         1996        1997          1998        1996        1997         1998       1997        1998
                      ---------    ---------    ---------    ---------   ---------   ---------   ---------   ---------
United States (1) .   $ 318,946    $ 358,774    $ 423,441    $  46,052   $  66,342   $  47,734   $ 298,926   $ 437,892
Foreign (2) .......      17,228       15,710       26,173        2,671       1,184       3,987       5,387      23,634
Elimination (3) ...      (6,054)      (5,968)      (5,695)        --          --          --          --          --
                      ---------    ---------    ---------    ---------   ---------   ---------   ---------   ---------
                      $ 330,120    $ 368,516    $ 443,919    $  48,723   $  67,526   $  51,721   $ 304,313   $ 461,526
                      =========    =========    =========    =========   =========   =========   =========   =========

---------------
(1) Includes export sales of $4,946, $5,430 and $4,914 for the years ended December 31, 1996, 1997 and 1998, respectively.
(2)   Principally Canada.
(3) Sales between geographic areas are recorded at prices comparable to market prices charged to third-party customers and are eliminated in consolidation.

           Industry segment information for continuing operations is summarized as follows:

                                              TOTAL REVENUES                     OPERATING PROFIT
                                  -----------------------------------   -----------------------------------
                                     1996        1997         1998        1996          1997         1998
                                  ---------    ---------    ---------   ---------    ---------    ---------
Performance Products ..........   $ 240,895    $ 260,351      315,787   $  43,202    $  48,292    $  25,711

Manufacturing .................      89,225      108,165      128,132      12,472       23,531       30,649
                                  ---------    ---------    ---------   ---------    ---------    ---------
   Total Segment ..............     330,120      368,516      443,919      55,674       71,823       56,360
Eliminations and other
   corporate expenses .........        --           --           --        (6,951)      (4,297)      (4,639)
                                  ---------    ---------    ---------   ---------    ---------    ---------
Consolidated ..................   $ 330,120    $ 368,516      443,919      48,723       67,526       51,721
                                  =========    =========    =========
Interest expense ..............                                            10,747        8,855       14,624
Other income, net .............                                            (1,224)        (864)        (216)
                                                                        ---------    ---------    ---------
Consolidated income from
   continuing operations before
   income taxes and
   extraordinary item .........                                         $  39,200    $  59,535    $  37,313
                                                                        =========    =========    =========

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)
                             (DOLLARS IN THOUSANDS)

           Net revenues by operating segment include intersegment sales, which are generally recorded at prices comparable to market prices charged to third-party customers. Other expense, net includes interest income, foreign currency translation (gains) losses and other nonoperating expense.

                           CAPITAL EXPENDITURES     DEPRECIATION AND AMORTIZATION
                       ---------------------------  -----------------------------
                         1996     1997      1998      1996      1997      1998
                       -------   -------   -------   -------   -------   -------
Performance Products   $17,612   $23,563   $24,260   $11,332   $13,688   $19,763
Manufacturing ......     1,619     2,640     9,477     2,767     2,608     3,302
                       -------   -------   -------   -------   -------   -------
Consolidated .......   $19,231   $26,203   $33,737   $14,099   $16,296   $23,065
                       =======   =======   =======   =======   =======   =======

                       IDENTIFIABLE ASSETS
                       -------------------
                         1997       1998
                       --------   --------
Performance Products   $245,734   $381,202
Manufacturing ......     56,586     78,267
Corporate ..........      1,993      2,057
                       --------   --------
Consolidated .......   $304,313   $461,526
                       ========   ========

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

NOTE 16 - UNAUDITED QUARTERLY INFORMATION

                                                                              1997
                                                 ---------------------------------------------------------------
                                                    FIRST       SECOND        THIRD       FOURTH         YEAR
                                                 ----------   ----------   ----------   ----------   -----------
Net revenues .................................   $   86,000   $   88,212   $   97,456   $   96,848   $   368,516
Income from continuing operations ............        7,310        9,379        8,941        7,644        33,274
Income from discontinued operations ..........        4,404        7,879        6,161        4,597        23,041
Net income ...................................       11,714       17,258       15,102       12,241        56,315
Earnings per common share - basic:
 Income from continuing operations ...........          .34          .44          .42          .36          1.55
 Income from discontinued operations .........          .21          .37          .29          .21          1.08
                                                 ----------   ----------   ----------   ----------   -----------
    Net income ...............................          .55          .81          .71          .57          2.63
Earnings per common share - assuming dilution:
 Income from continuing operations ...........          .32          .42          .40          .34          1.48
 Income from discontinued operations .........          .20          .35          .27          .20          1.02
                                                 ----------   ----------   ----------   ----------   -----------
    Net income ...............................          .52          .77          .67          .54          2.50


                                                                                     1998
                                                 -------------------------------------------------------------------------
                                                    FIRST        SECOND            THIRD        FOURTH              YEAR
                                                 -----------   -----------      -----------   -----------      -----------
Net revenues .................................   $   100,536   $   118,355      $   112,562   $   112,466      $   443,919
Income from continuing operations before
 extraordinary item ..........................         7,751        10,497            8,725        14,096           41,069
Income (loss) from discontinued operations ...         2,110         4,189            3,041           959           10,299
Income before extraordinary item .............         9,861        14,686           11,766        15,055           51,368
Net income ...................................         9,861        11,025(1)        11,766        15,055(2)        47,707
Earnings per common share - basic:
Income from continuing operations ............           .37           .49              .42           .67             1.95
Income from discontinued operations ..........           .10           .20              .14           .05              .49
Extraordinary item - loss on extinguishment
 of debt (net of tax) ........................          --             .17          --            --                   .17
                                                 -----------   -----------      -----------   -----------      -----------
    Net income ...............................           .47           .52              .56           .72             2.27

Earnings per common share - assuming dilution:
Income before continuing operations ..........           .35           .48              .40           .65             1.88
Income from discontinued operations ..........           .10           .19              .14           .04              .47
Extraordinary item - loss from
 extinguishment of debt (net of tax) .........          --             .17          --            --                   .17
                                                 -----------   -----------      -----------   -----------      -----------
    Net income ...............................           .45           .50              .54           .69             2.18

Note: Basic earnings per common share calculations are based on the weighted average number of shares outstanding during each of the quarters. Diluted earnings per common share assume the foregoing and, in addition, the exercise of all stock options and restricted units. The sum of the four quarters may not equal the full year computation due to rounding.

(1) In the second quarter of 1998, the Company recorded an extraordinary loss of $3,661 ($.17 per share) related to the early retirement of certain outstanding indebtedness.

                         THE GENERAL CHEMICAL GROUP INC.
                        (TO BE GENTEK AFTER THE SPINOFF)

          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (CONCLUDED)
                             (DOLLARS IN THOUSANDS)

(2) During the fourth quarter of 1998, the Company recorded a one-time charge of $12,885 ($7,789 after tax or $.36 per share) primarily due to an asset impairment writedown for two of the Company's manufacturing facilities and incremental accruals of $11,300 ($6,831 after tax or $.31 per share) principally related to litigation and environmental spending. During the fourth quarter of 1998, the Company also recorded a non-recurring gain of $19,500 ($.89 per share) related to an income tax settlement.

NOTE 17 - SUBSEQUENT EVENTS

           In January 1999, as further discussed in Note 1, the Company announced plans to separate its Performance Products and Manufacturing Segments from its Industrial Chemicals Segment through the Spinoff. The Company proposes to accomplish the Spinoff by transferring the Performance Products and Manufacturing Segments to its subsidiary, GenTek, and distributing the stock of GenTek to shareholders of General Chemical Group. After the Spinoff, the Company and GenTek would be separate, independent companies; the Company would own and operate the Industrial Chemicals Segment, and GenTek would own and operate the Performance Products Segment and the Manufacturing Segment. As a result, the Company's activities and operations will be significantly different following the Spinoff. Certain members of the Board of Directors of the Company will resign and be elected as directors of GenTek as of the Spinoff. In addition, the senior management of GenTek will include the effective officers of General Chemical Group currently responsible for the GenTek Business.

           The Company currently anticipates that the consummation of the Spinoff will occur in the second quarter of 1999. The Spinoff, however, is subject to a number of conditions, including, among other things, (i) the receipt of a favorable private letter ruling from the Internal Revenue Service concerning the tax-free nature of the Spinoff, (ii) appropriate equity and debt market conditions for the Spinoff, (iii) various regulatory approvals, (iv) closing under new financing facilities for each of GenTek and the Company and the application of a portion of their proceeds to repay debt of the Company, and
(v) approval by the Board of the Company of the final terms of the Spinoff, including the formal declaration of a dividend to the Company's shareholders.

           On February 23, 1999, the Company completed its previously-announced acquisition of Defiance, Inc. ("Defiance") in a transaction that valued Defiance's equity at approximately $57,000. Defiance, headquartered in Cleveland, Ohio, manufactures specialty antifriction bearings and provides vehicle testing services, tooling design and pre-production dies and components primarily for the automotive industry. Funding for this transaction will be provided by existing cash and borrowings on the Company's credit facilities. The Company will account for this transaction using the purchase method.

           On March 1, 1999, the Company announced an offer to acquire all of the outstanding common stock of Noma Industries Limited ("Noma") in a transaction that values Noma's equity at approximately U.S. $220,000. Noma is headquartered in Toronto, Canada, and is a leading manufacturer of electrical wire and components for the automotive, appliance and electronics industries. Funding for this transaction will be provided from the Company's existing bank credit facilities. The Company will account for this transaction using the purchase method.

                                                                         ANNEX A

                   INDEX TO THE COMBINED FINANCIAL STATEMENTS
        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.

                                                                                                               PAGE
                                                                                                               ----
Independent Auditors' Report....................................................................................A-2
Combined Statements of Operations for the three years ended December 31, 1998...................................A-3
Combined Balance Sheets at December 31, 1997 and 1998...........................................................A-4
Combined Statements of Cash Flows for the three years ended December 31, 1998...................................A-5
Combined Statements of Changes in Divisional Equity for the three years ended
   December 31, 1998............................................................................................A-6
Notes to Combined Financial Statements.......................................................................A-7-18

           The General Chemical Group Inc. ("GCG") has announced plans to separate its Manufacturing and Performance Products Segments from its Industrial Chemicals Segment through a distribution of stock of GenTek Inc. to stockholders of GCG (the "Spinoff"). In connection with the Spinoff, GCG will transfer the Manufacturing and Performance Products Segments to a wholly-owned subsidiary, GenTek Inc. ("GenTek"), and distribute the stock of GenTek to stockholders of GCG. After the Spinoff, GenTek and GCG will be separate, independent companies, with their common stock traded on the New York Stock Exchange. GCG will own and operate the Industrial Chemicals Segment, and GenTek will own and operate the businesses comprising the Manufacturing and Performance Products Segments.

           The Spinoff is treated as a reverse spinoff for financial statement purposes because a greater proportion of GCG's assets and operations will be held by GenTek after the Spinoff. Therefore, the Spinoff will be reflected, for financial statement presentation, as if General Chemical Group formed a new company consisting of the Industrial Chemicals Segment (i.e., "new" GCG) and distributed the stock of that company as a dividend to General Chemical Group's stockholders, with the assets and operations of the Manufacturing and Performance Products Segments remaining with General Chemical Group after the Spinoff. Accordingly, General Chemical Group's financial statements reflect the financial position and results of operations of the Manufacturing and Performance Products Segments as continuing operations and the financial position and results of operations of the Industrial Chemicals Business as discontinued operations. On an ongoing basis, the GenTek financial statements will consist of the Manufacturing and Performance Products Segments and the new GCG financial statements will consist of the Industrial Chemicals Segment.

           Subsequent to the Spinoff, the Industrial Chemicals Segment will represent the continuing operations of The General Chemical Group Inc.

                          INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
THE GENERAL CHEMICAL GROUP INC.

           We have audited the accompanying combined balance sheets of the Industrial Chemicals Business of The General Chemical Group Inc. as of December 31, 1997 and 1998, and the related combined statements of operations, changes in divisional equity and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedule in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

           In our opinion, such financial statements present fairly, in all material respects, the combined financial position of the Industrial Chemicals Business at December 31, 1997 and 1998, and the combined results of their operations and their combined cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as whole, presents fairly in all material respects the information set forth therein.

Deloitte & Touche LLP

Parsippany, New Jersey
February 11, 1999

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
                        COMBINED STATEMENTS OF OPERATIONS

                                                                             YEARS ENDED DECEMBER 31,
                                                                            -------------------------
                                                                      1996              1997             1998
                                                                      ----              ----             ----
                                                                                  (IN THOUSANDS)
Net revenues.................................................       $   298,945       $   289,700      $   261,469
Cost of sales................................................           198,802           204,769          202,338
Selling, general and administrative expense..................            22,219            16,650           18,082
                                                                    -----------       -----------      -----------
     Operating profit........................................            77,924            68,281           41,049
Interest expense.............................................            13,001            12,747           11,747
Interest income..............................................             1,029             1,029              930
Foreign currency transaction (gains) losses..................               (86)              185              447
Other expense, net...........................................               441               285              524
                                                                    -----------       -----------      -----------
     Income before minority interest and income taxes........            65,597            56,093           29,261
Minority interest............................................            31,635            24,253           16,666
                                                                    -----------       -----------      -----------
     Income before income taxes..............................            33,962            31,840           12,595
Income tax provision.........................................             9,682             9,576            3,171
                                                                    -----------       -----------      -----------
     Net income..............................................       $    24,280        $   22,264       $    9,424
                                                                    ===========       ===========      ===========

























        See the accompanying notes to the combined financial statements.

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
                             COMBINED BALANCE SHEETS

                                     ASSETS

                                                                                   DECEMBER 31,
                                                                       ------------------------------------
                                                                          1997                    1998
                                                                          ----                    ----
                                                                                 (IN THOUSANDS)
Current assets:
  Cash and cash equivalents.......................................     $  1,352              $  1,127
  Receivables, net................................................       72,917                58,601
  Inventories.....................................................       20,630                25,508
  Deferred income taxes...........................................        4,295                 4,392
  Other current assets............................................        2,217                 1,659
                                                                     ----------            ----------
     Total current assets.........................................      101,411                91,287

Property, plant and equipment, net................................      144,035               141,808
Other assets......................................................       16,729                15,619
                                                                     ----------           -----------
     Total assets.................................................   $  262,175            $  248,714
                                                                     ==========            ==========


                             LIABILITIES AND EQUITY

Current liabilities:
  Accounts payable................................................    $  29,216             $  24,298
  Accrued liabilities.............................................       24,412                25,146
  Income taxes payable............................................        1,914                 1,988
                                                                     ----------            ----------
     Total current liabilities....................................       55,542                51,432
Other liabilities.................................................       77,827                78,561
                                                                    -----------           -----------
     Total liabilities............................................      133,369               129,993
Minority interest.................................................       43,301                43,429
Divisional equity.................................................       85,505                75,292
                                                                    -----------           -----------
     Total liabilities and equity.................................   $  262,175            $  248,714
                                                                    ===========           ===========




        See the accompanying notes to the combined financial statements.

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
                        COMBINED STATEMENTS OF CASH FLOWS

                                                                                            YEARS ENDED DECEMBER 31,
                                                                                      ------------------------------------
                                                                                       1996          1997           1998
                                                                                     --------      --------       --------
                                                                                                (IN THOUSANDS)
Cash flows from operating activities:
     Net income .........................................................           $ 24,280      $ 22,264        $  9,424
     Adjustments to reconcile net income to net cash provided
      by operating activities:
          Depreciation and amortization ..................................             15,646        16,798          16,999
          Net loss on disposition of long-term assets ....................                497           696             460
          (Increase) decrease in receivables .............................             (9,714)      (12,085)         12,189
          (Increase) decrease in inventories .............................              2,966          (940)         (5,754)
          Increase (decrease) in accounts payable ........................              3,030         3,631          (3,460)
          Increase (decrease) in accrued liabilities .....................              4,342        (5,234)            909
          Increase (decrease) in income taxes payable ....................                820        (2,394)            (32)
          Increase in minority interest ..................................             10,294         4,729             128
          Increase (decrease) in other liabilities and
              assets, net ................................................             (1,737)        2,293           6,946
                                                                                     --------      --------        --------
              Net cash provided by operating activities ..................             50,424        29,758          37,809
                                                                                     --------      --------        --------
Cash flows from investing activities:
     Capital expenditures ...............................................             (34,934)      (30,468)        (18,498)
     Proceeds from sales or disposals of long-term assets ...............                  30             7             101
                                                                                     --------      --------        --------
             Net cash used for investing activities .....................             (34,904)      (30,461)        (18,397)
                                                                                     --------      --------        --------
Cash flows from financing activities:
     Net transactions with The General Chemical
             Group Inc. .................................................             (14,839)          446         (19,637)
                                                                                     --------      --------        --------
         Net cash provided by (used for) financing activities ...........             (14,839)          446         (19,637)
                                                                                     --------      --------        --------
Increase (decrease) in cash and cash equivalents ........................                 681          (257)           (225)
Cash and cash equivalents at beginning of period ........................                 928         1,609           1,352
                                                                                     --------      --------        --------
Cash and cash equivalents at end of period ..............................            $  1,609      $  1,352        $  1,127
                                                                                     ========      ========        ========







        See the accompanying notes to the combined financial statements.

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
               COMBINED STATEMENTS OF CHANGES IN DIVISIONAL EQUITY
                   FOR THE THREE YEARS ENDED DECEMBER 31, 1998

                                                                             YEARS ENDED DECEMBER 31,
                                                                  ---------------------------------------------
                                                                     1996              1997             1998
                                                                     ----              ----             ----
                                                                              (DOLLARS IN THOUSANDS)
Balance at beginning of year.................................   $   53,354        $   62,795       $   85,505
 Net income..................................................       24,280            22,264            9,424
 Transfers (to) from The General Chemical
     Group Inc...............................................      (14,839)              446          (19,637)
                                                                ----------        ----------       ----------
Balance at end of year.......................................   $   62,795        $   85,505       $   75,292
                                                                ==========        ==========       ==========





















        See the accompanying notes to the combined financial statements.

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
                   NOTES TO THE COMBINED FINANCIAL STATEMENTS
                             (DOLLARS IN THOUSANDS)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

           The Industrial Chemical Business (the "Company") within The General Chemical Group Inc. ("GCG") is a leading North American supplier of soda ash and calcium chloride to a broad range of industrial and municipal customers. The primary end markets for soda ash include glass production, sodium-based chemicals, powdered detergents, water treatment and other industrial end uses. Calcium chloride is mainly used for dust control and roadbed stabilization during the summer and melting ice during the winter.

           GCG plans to distribute in the second quarter of 1999 to General Chemical Group Stockholders all of the outstanding stock of its GenTek Business ("GenTek Inc." or "GenTek") in a spin-off transaction (the "Spinoff"). General Chemical Group will have no ownership interest in GenTek subsequent to the Spinoff.

           For the purpose of governing certain ongoing relationships between General Chemical Group and GenTek after the Spinoff and to provide mechanisms for an orderly transition, General Chemical Group and GenTek have entered into various agreements. Management believes that the agreements are comparable to those which would have been reached in arms' length negotiations with unaffiliated parties.

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

           The accompanying combined financial statements reflect the results of operations, financial position, changes in divisional net equity and cash flows of the Industrial Chemical Business, including General Chemical (Soda Ash) Partners ("GCSAP") of which the Industrial Chemical Business owns 51 percent. The combined financial statements reflect the assets and liabilities and the historical results of operations of the Industrial Chemical Business. All intercompany balances and transactions between the Industrial Chemical Business operations have been eliminated. The financial information included herein does not necessarily reflect the combined results of operations, financial position, changes in divisional net equity and cash flows of the Industrial Chemical Business had the Industrial Chemical Business been a separate stand alone entity for the periods presented.

           The combined financial statements include an allocation of certain assets, liabilities and expenses from GCG, including allocations of general corporate overhead expenses of $2,569, $1,285 and $1,448 for the years 1996, 1997 and 1998, respectively. In the opinion of management, expenses have been allocated to the Industrial Chemical Business in a reasonable and consistent basis using management's estimate of services provided to the Industrial Chemical Business by GCG. However, such allocations are not necessarily indicative of the level of expenses which might have been incurred had the Industrial Chemical Business been operating as a stand-alone entity during the periods presented or expected to be incurred after the Spinoff.


           The Industrial Chemical Business participates in GCG's centralized cash management and financing program, and the accompanying financial statements include an allocation of net interest expense from GCG. To the extent the Industrial Chemical Business has experienced temporary cash needs for working capital purposes or capital expenditures, such funds have historically been provided by GCG. The net effect of cash

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)

transfers to or from GCG are reflected in divisional net equity. Net interest expense has been allocated assuming that the Industrial Chemicals Business allocated share of GCG's debt would be $150,000. The allocations were made consistently in each year, and management believes the allocations are reasonable. However, these interest costs would not necessarily be indicative of what the actual costs would have been had the Industrial Chemical Business operated as a separate, stand-alone public entity. Subsequent to the Spinoff, the Industrial Chemical Business will be responsible for these cash management functions using its own resources or purchased services and will be responsible for the costs associated with operating a public company.

           The Industrial Chemical Business' financial results include the costs incurred by The General Chemical Group pension and postretirement benefit plans for employees and retirees of the Industrial Chemical Business.

           Taxes on income are computed as if the Industrial Chemicals Business were a stand-alone company. The provision for income taxes has been determined as if the Industrial Chemical Business had filed separate tax returns under its existing structure for the periods presented.

           Inventories are valued at the lower of cost or market, using the last-in, first-out ("LIFO") method for most domestic production inventories and the first-in, first-out ("FIFO") or average-cost method for all other inventories. Production inventory costs include material, labor and factory overhead.

           Property, plant and equipment are carried at cost and are depreciated principally using the straight line method, using estimated lives which range from 2 to 30 years. Mines and machinery and equipment of GCSAP are depreciated using the units-of-production method. Approximately 54 percent of machinery and equipment and 80 percent of mines and quarries are depreciated using the units of production method.

           The Company evaluates the recovery of long-lived assets not held for sale by measuring the carrying value of these assets against the estimated undiscounted future cash flows associated with them. At the time such evaluations indicate that the future cash flows are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values, which have been determined on a discounted cash flow basis.

           The Company provides for the expected costs to be incurred for the eventual reclamation of mining properties pursuant to local law. Land reclamation costs are being accrued over the estimated remaining life of the reserves currently under lease. At December 31, 1997 and 1998, the Company had accruals of $24,746 and $25,684, respectively, for land reclamation. These amounts are included in other liabilities on the balance sheet.

           The Company recognizes deferred tax assets and liabilities based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.

           The Company does not hold or issue derivative financial instruments for trading purposes or any other purposes.

           All highly liquid instruments purchased with a maturity of three months or less are considered to be cash equivalents.


           In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("FAS 133"). FAS 133

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)

requires that all derivative instruments be measured at fair value and recognized in the balance sheet as either assets or liabilities. The Company is required to adopt FAS 133 for fiscal years beginning after June 15, 1999. The Company does not expect the adoption of FAS 133 will have a material effect on the Company's results of operations or financial condition.

NOTE 2 - INCOME TAXES

           Income before income taxes is as follows:




                                            YEARS ENDED DECEMBER 31,
                           ----------------------------------------------------
                                    1996              1997             1998
                           ------------------  ---------------  ---------------

 United States..........      $   18,280        $   18,746       $   8,141
 Foreign................          15,682            13,094           4,454
                          ---------------   ---------------  --------------
     Total.............       $   33,962        $   31,840       $  12,595
                          ===============   ===============  ==============



           The components of the income tax provision are as follows:


                                                       YEARS ENDED DECEMBER 31,
                                       ---------------------------------------------------
                                           1996                1997               1998
                                       -------------      ---------------    -------------
 United States:
         Current.................         $   5,145           $   1,018         $   3,850
         Deferred................            (2,224)              2,884            (2,691)
 Foreign:
         Current.................             6,179               5,073             1,503
         Deferred................              (726)               (739)              (94)
 State:
         Current.................             1,939                 706             1,552
         Deferred................              (631)                634              (949)
                                          ---------           ---------         ---------
           Total.................         $   9,682           $   9,576         $   3,171
                                          =========           =========         =========

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)

           A summary of the components of deferred tax assets and liabilities is as follows:


                                                         DECEMBER 31,
                                                  -------------------------
                                                     1997           1998
                                                  ----------    -----------
 Postretirement benefits.........................  $ 12,575      $ 12,597
 Nondeductible accruals..........................    12,808        13,363
 Foreign operations..............................     4,302         4,291
 Other...........................................       105           105
                                                   --------      --------
    Deferred tax assets..........................    29,790        30,356
                                                   --------      --------
 Property, plant and equipment...................    15,029        15,739
 Pensions........................................     5,377         4,733
 Inventory.......................................      (631)         (681)
 Other...........................................        40            40
                                                   --------      --------
    Deferred tax liabilities.....................    19,815        19,831
                                                   --------      --------
 Valuation allowance.............................    11,434        11,423
                                                   --------      --------
    Net deferred tax assets......................  $ (1,459)     $   (898)
                                                   ========      ========


           The Company has deferred tax assets related to foreign tax credits of $11,434 and $11,423 at December 31, 1997 and 1998, respectively, against which a full valuation allowance has been recorded. The Company reversed $1,426, $4,656 and $11 of previously recorded valuation allowances during 1996, 1997 and 1998, respectively, primarily related to foreign tax credits that had expired.

           The difference between the effective income tax rate and the United States statutory rate is reconciled below:


                                                            YEARS ENDED DECEMBER 31,
                                                    --------------------------------------------
                                                         1996            1997            1998
                                                    ------------     ------------    -------------
  U.S. federal statutory rate....................        35.0%            35.0%           35.0%
  State income taxes, net of federal benefit.....         2.5              2.7             3.1
  Tax effect of foreign operations...............         2.5              1.1             2.4
  Depletion......................................       (11.9)            (9.1)          (16.6)
           Other.................................         0.4              0.4             1.3
                                                     ----------       ---------       ---------
                  Total..........................        28.5%            30.1%           25.2%
                                                     ==========       =========       =========

           In connection with the Spinoff, the Company will enter into a tax sharing agreement with GenTek. The agreement will require GenTek to indemnify and hold harmless the Company for consolidated income tax liabilities attributable to periods before the Spinoff.

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 3 - PENSION PLANS AND OTHER POSTRETIREMENT BENEFITS

           The Industrial Chemical Business participates in The General Chemical Group's domestic and foreign pension plans. At the Spinoff, the Industrial Chemical Business will assume the responsibility for pension benefits for retirees whose last work assignment was with the Industrial Chemical Business and for employees of the Industrial Chemical Business. Following the Spinoff, the Industrial Chemical Business will establish separate defined benefit plans for the employees and retirees of the Industrial Chemical Business. Assets included in trusts under qualified pension plans will be divided after the Spinoff between the trusts for The General Chemical Group's qualified pension plans and the Industrial Chemical Business' qualified pension plans. Each such domestic plan will receive the legally required funding under the Employee Retirement Income Security Act of 1974 and foreign plans will receive funding as specified under the applicable statutory requirement. The Industrial Chemical Business also participates in The General Chemical Group's sponsored postretirement benefit plan substantially covering all hourly and certain salaried employees of The General Chemical Group. The General Chemical Group funds these benefits on a pay-as-you-go basis. At the Spinoff, the Industrial Chemical Business will assume the responsibility for postretirement benefits for retirees whose last work assignment was with the Industrial Chemical Business and for the employees of the Industrial Chemical Business. The disclosures for the General Chemical Group's Pension Plans and Other Postretirement Benefits are as follows:


                                                                                              OTHER
                                                        PENSION BENEFITS             POSTRETIREMENT BENEFITS
                                                         DECEMBER 31,                      DECEMBER 31,
                                               -------------------------------    -------------------------------

                                                  1996       1997       1998        1996       1997       1998
                                               ---------- ---------- ---------   ----------- --------- -----------
UNITED STATES:

Components of Net Periodic Benefit Cost

    Service Cost............................    $ 4,748    $ 5,217    $ 5,645     $ 1,455    $ 1,575    $ 1,568
    Interest Cost.............................   13,125     13,873     14,935       3,587      3,896      4,046
    Expected Return on Plan Assets............  (12,241)   (13,466)   (15,156)         --         --         --
    Amortization of Net
       Prior Service Cost.....................      841        843        910      (1,604)    (1,604)    (1,604)
       (Gain)/Loss............................       80         46         10        (757)      (587)      (628)
                                                ---------  ---------  ---------   -------    -------    -------
    Net Periodic Benefit Cost.................  $ 6,553    $ 6,513    $ 6,344     $ 2,681    $ 3,280    $ 3,382
                                                =========  =========  =========   =======    =======    =======


        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)



                                                                                                  OTHER
                                                                PENSION BENEFITS         POSTRETIREMENT BENEFITS
                                                                  DECEMBER 31,                 DECEMBER 31,
                                                         ----------------------------   -------------------------
                                                               1997          1998          1997           1998
                                                         -------------- -------------   ------------  -----------
Change in Benefit Obligation

    Benefit Obligation at Prior Measurement Date........   $  187,760     $203,495     $  55,578     $  57,522
    Service Cost........................................        5,217        5,533         1,575         1,568
    Interest Cost.......................................       13,873       14,856         3,896         4,046
    Actuarial (Gain)/Loss...............................          960       22,332        (1,800)         (948)
    Benefits Paid.......................................       (9,077)     (10,648)       (2,318)       (2,989)
    Plan Amendments.....................................          699           --            --           --
    Business Combinations...............................        4,063        1,333           591           --
                                                           -----------    ---------    ----------    ---------
    Benefit Obligation at Measurement Date..............   $  203,495     $236,901     $  57,522     $  59,199
                                                           ===========    =========    ==========    =========

Change in Plan Assets

    Fair Value of Assets at Prior Measurement Date......   $  166,661     $193,301     $      --     $      --
    Actual Return on Plan Assets........................       29,122       17,124            --            --
    Employer Contributions..............................        2,470        3,065         2,318         2,989
    Benefits Paid.......................................       (9,077)     (10,649)       (2,318)       (2,989)
    Business Combinations...............................        4,125        1,147            --            --
                                                           -----------   ----------    ----------    ----------
    Fair Value of Assets at Measurement Date............   $  193,301    $ 203,988            --            --
                                                           ===========   ==========    ==========    ==========

Reconciliation of Funded Status

    Funded Status.......................................   $  (10,194)   $ (32,913)    $ (57,522)    $ (59,199)
    Unrecognized Net
       Transition (Asset)/Obligation....................           --           13            --            --
       Prior Service Cost...............................        7,091        6,178       (11,104)       (9,500)
       (Gain)/Loss......................................      (23,796)      (3,540)       (8,309)       (8,629)
                                                           ------------  ------------  -----------   ----------
    Net Amount Recognized...............................   $  (26,899)   $ (30,262)    $ (76,935)    $  (77,328)
                                                           ============  ============  ===========   ==========


        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)

     The assumptions used in accounting for the plans in 1996, 1997 and 1998 were

                                                                                         PENSION PLANS
                                                                               ----------------------------------
                                                                               1996           1997          1998
                                                                               ----           ----          ----
         Discount rate..............................................           7 1/2%        7 1/2%        6 3/4%
         Long-term rate of return on assets.........................               9%            9%            9%
         Average rate of increase in employee compensation..........               5%            5%            5%

     The assumption used in accounting for the medical plans in 1998 was an 8 percent health care cost trend rate (decreasing to 6 3/4 percent in the year 2001 and beyond). A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $3,881 at year end 1998 and the net periodic cost by $330 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $4,206 at year end 1998 and the net periodic cost by $357 for the year.

     The assumption used in accounting for the plans in 1997 was a 10 percent health care cost trend rate (decreasing to 7 1/2 percent in the year 2000 and beyond).

           The dates used to measure plan assets and liabilities were October 31, 1997 and 1998 for all plans. Pension plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.


                                                                                                OTHER
                                                        PENSION BENEFITS              POSTRETIREMENT BENEFITS
                                                          DECEMBER 31,                      DECEMBER 31,
                                                   ----------------------------       ---------------------------
                                                    1996       1997       1998         1996      1997       1998
                                                   ------     ------     ------       ------    ------     ------
CANADA:

Components of Net Periodic Benefit Cost

    Service Cost..............................     $1,494     $1,352     $1,463       $  310    $  302     $  332
    Interest Cost.............................      3,727      3,868      3,789          864     1,032      1,014
    Expected Return on Plan Assets............     (4,662)    (4,877)    (4,881)          --        --         --
    Amortization of Net
       Prior Service Cost.....................         92         90         84           --        --         --
       (Gain)/Loss............................        467        432        458           --        --         --
                                                   ------     ------     ------       ------    ------     ------
    Net Periodic Benefit Cost.................     $1,118     $  865     $  913       $1,174    $1,334     $1,346
                                                   ======     ======     ======       ======    ======     ======

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)



                                                                                                   OTHER
                                                                  PENSION BENEFITS         POSTRETIREMENT BENEFITS
                                                                    DECEMBER 31,                DECEMBER 31,
                                                             -------------------------    ------------------------
                                                                1997           1998          1997          1998
                                                             ----------     ----------    ----------    ----------
Change in Benefit Obligation

   Benefit Obligation at Prior Measurement Date.........     $   50,714     $   55,493    $   13,297    $   14,631
   Service Cost.........................................          1,349          1,457           302           330
   Interest Cost........................................          3,857          3,773         1,029         1,010
   Actuarial (Gain)/Loss................................          3,977          5,823           592          (934)
   Foreign Currency Translation.........................           (899)        (3,701)         (235)         (977)
   Benefits Paid........................................         (3,505)        (3,240)         (354)         (370)
                                                             ----------     ----------    ----------    ----------
   Benefit Obligation at Measurement Date...............     $   55,493     $   59,605    $   14,631    $   13,690
                                                             ==========     ==========    ==========    ==========


Change in Plan Assets

   Fair Value of Assets at Prior Measurement Date.......     $   59,940     $   66,181    $       --    $       --
   Actual Return on Plan Assets.........................         10,611          2,633            --            --
   Employer Contributions...............................          1,085          1,643           370           354
   Foreign Currency Translation.........................         (1,950)        (4,412)           --            --
   Benefits Paid........................................         (3,505)        (3,240)         (370)         (354)
                                                             ----------     ----------    ----------    ----------
   Fair Value of Assets at Measurement Date.............     $   66,181     $   62,805    $       --    $       --
                                                             ==========     ==========    ==========    ==========

Reconciliation of Funded Status

   Funded Status........................................     $   11,576     $    3,201     $ (14,631)   $  (13,691)
       Unrecognized Net.................................
            Prior Service Cost..........................            834            695            --            --
            (Gain)/Loss.................................          6,392         13,560         1,340           316
                                                             ----------     ----------    ----------    ----------
   Net Amount Recognized................................     $   18,802     $   17,456    $  (13,291)   $  (13,375)
                                                             ==========     ==========    ==========    ==========


     The Canadian prepaid pension cost is included in other assets on the balance sheet.

     The assumptions used in accounting for the plans in 1996, 1997 and 1998 were

                                                                                         PENSION PLANS
                                                                              --------------------------------------
                                                                                1996           1997           1998
                                                                              -------        -------        --------
         Estimated discount rate....................................              8%         7 1/2%          6 3/4%
         Estimated long-term rate of return on assets...............              9%             9%              9%
         Average rate of increase in employee compensation..........          5 1/4%         5 1/4%          5 1/4%

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)

     The assumption used in accounting for the medical plans in 1998 was an 8.4 percent health care cost trend rate (decreasing to 6 percent in the year 2003 and beyond). A one percent increase in the health care trend rate would increase the accumulated postretirement benefit obligation by $2,803 at year end 1998 and the net periodic cost by $289 for the year. A one percent decrease in the health care trend rate would decrease the accumulated postretirement benefit obligation by $2,209 at year end 1998 and the net periodic cost by $223 for the year.

     The assumption used in accounting for the plans in 1997 was a 10 percent health care cost trend rate (decreasing to 7 1/2 percent in the year 2003 and beyond).

     The dates used to measure plan assets and liabilities were October 31, 1997 and 1998 for all plans. Pension plan assets are invested primarily in stocks, bonds, short-term securities and cash equivalents.

     The Industrial Chemical Business' share of The General Chemical Group's consolidated net periodic benefit cost related to pension benefits, which has been recorded in the accompanying statement of operations in 1998, 1997 and 1996 was $3,282, $3,277 and $3,269, respectively. The Industrial Chemical Business' share of GCG's consolidated net periodic benefit cost related to postretirement benefits, which has been recorded in the accompanying statement of operations in 1998, 1997 and 1996 was $2,118, $2,103 and $1,349, respectively. The Industrial Chemical Business' share of the accrued pension obligation, which has been recorded in the accompanying balance sheet at December 31, 1998 and December 31, 1997 was $8,873 and $8,424, respectively. The actual amount transferred will be measured at the Spinoff date and may be different from these amounts.

     The Industrial Chemical Business' share of the long-term portion of the accrued postretirement benefit obligation as of December 31, 1998 and 1997 was $38,766 and $38,526, respectively, and is included in other liabilities on the balance sheet. The actual amount transferred will be measured at the Spinoff date and may be different from these amounts.

     The Industrial Chemicals Business' share of GCG's pension assets as of December 31, 1997 and 1998 was $16,422 and $15,312, respectively, is included in other assets on the balance sheet.

NOTE 4 - COMMITMENTS AND CONTINGENCIES

     Future minimum rental payments for operating leases (primarily for transportation equipment, offices and warehouses) having initial or remaining noncancellable lease terms in excess of one year as of December 31, 1998 are as follows:

              YEARS ENDING
              DECEMBER 31,
              ------------
                   1999............................   $  9,570
                   2000............................      3,366
                   2001............................        350
                   2002............................        299
                   2003 and thereafter ............        213
                                                      --------
                                                      $ 13,798
                                                      ========

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)

     Rental expense for the years ended December 31, 1996, 1997 and 1998 was $11,175, $12,772 and $13,913, respectively.

     Parent Guaranty and Transfer Agreement. A restated parent guaranty and transfer agreement between New Hampshire Oak, a wholly owned subsidiary of GCG and the parent of General Chemical Corporation (GCC), ACI International Limited and TOSOH America, Inc. provides that in the event that either New Hampshire Oak, ACI International Limited or TOSOH America, Inc. (such entities being referred to as a "transferring parent" or "nontransferring parent" as the context requires) proposes to sell or otherwise transfer or cause to be sold or transferred the voting securities of GCC, the Andover Group, Inc. or TOSOH Wyoming, Inc. (the respective subsidiaries constituting the partners of GCSAP) as the case may be, the nontransferring parents will have the following options:
(1) to purchase the transferring parent's subsidiary's interest in GCSAP at fair market value; (2) to require the transferring parent to purchase the nontransferring parents' subsidiaries' interest in GCSAP at fair market value;
(3) to buy the voting securities to be sold by the transferring parent on the same terms and conditions and at the same price as the transferring parent proposes to sell or otherwise transfer or cause to be sold or transferred such voting securities; or (4) to cause the proposed transferee to purchase the nontransferring parents' subsidiaries' interest in GCSAP for a price reflecting the price to be paid by the proposed transferee for such voting securities. In the event that New Hampshire Oak ceases to own at least 51 percent of GCC while GCC is a partner, GCC shall pay to The Andover Group, Inc. $2,833.

     The Company is involved in other claims, litigation, administrative proceedings and investigations and remediation relative to environmental matters. Although the amount of any ultimate liability which could arise with respect to these matters cannot be accurately predicted, it is the opinion of management, based upon currently available information and the accruals established, that any such liability will have no material adverse effect on the Company's financial condition, results of operations or cash flows.

NOTE 5 - RELATED PARTY TRANSACTIONS

MANAGEMENT AGREEMENT

     The General Chemical Group Inc. is party to a management agreement with Latona Associates (which is controlled by a stockholder of GCG) under which GCG receives corporate supervisory and administrative services and strategic guidance for a quarterly fee. The Industrial Chemical Business' share of this management fee is $388, $361 and $285 per quarter for the years 1996, 1997 and 1998, respectively.

OTHER TRANSACTIONS

     The Industrial Chemicals business supplies soda ash to General Chemical Corporation ("GCC"), a wholly owned subsidiary of The General Chemical Group. For the years ended December 31, 1996, 1997 and 1998, sales to GCC amounted to $5,665, $5,240 and $5,325, respectively.

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONTINUED)
                             (DOLLARS IN THOUSANDS)

NOTE 6 - ADDITIONAL FINANCIAL INFORMATION

      The following are summaries of selected balance sheet items:

Receivables


                                                                                DECEMBER 31,
                                                                   ------------------------------------
                                                                      1997                      1998
                                                                   ----------                ----------
            Trade.....................................             $   68,655                 $  54,857
            Other.....................................                  6,951                     6,402
            Allowance for doubtful accounts...........                 (2,689)                  (2,658)
                                                                   ----------                 ---------
                                                                   $   72,917                 $  58,601
                                                                   ==========                 =========


Inventories



                                                                                DECEMBER 31,
                                                                   ------------------------------------
                                                                      1997                      1998
                                                                   ----------                ----------
            Raw materials.............................             $    2,782                $    3,480
            Work in process...........................                    205                     1,839
            Finished products.........................                 11,210                    13,297
            Supplies and containers...................                  6,433                     6,892
                                                                   ----------                ----------
                                                                   $   20,630                $   25,508
                                                                   ==========                ==========


     Inventories valued at LIFO amounted to $2,475 and $5,632 at December 31, 1997 and 1998, respectively, which were below estimated replacement cost by $3,136 and $2,011, respectively. The impact of LIFO liquidations in 1996, 1997 and 1998 was not significant.


Property, Plant and Equipment



                                                                                DECEMBER 31,
                                                                   ------------------------------------
                                                                      1997                      1998
                                                                   ----------                ----------
      Land and improvements................................        $   19,924                $   19,915
      Machinery and equipment..............................           192,411                   178,049
      Buildings and leasehold improvements.................            16,607                    12,492
      Construction in progress.............................             7,413                     5,200
      Mines and quarries ..................................            13,658                    14,395
                                                                   ----------                ----------
                                                                      250,013                   230,051
      Less accumulated depreciation and amortization                 (105,978)                  (88,243)
                                                                   ----------                ----------
                                                                   $  144,035                $  141,808
                                                                   ==========                ==========


Accrued Liabilities



                                                                                DECEMBER 31,
                                                                   ------------------------------------
                                                                      1997                      1998
                                                                   ----------                ----------
      Wages, salaries and benefits.........................        $    6,497                $   11,064
      Taxes, other than income taxes.......................             8,004                     7,638
      Other................................................             9,911                     6,444
                                                                   ----------                ----------
                                                                   $   24,412                $   25,146
                                                                   ==========                ==========

        INDUSTRIAL CHEMICALS BUSINESS OF THE GENERAL CHEMICAL GROUP INC.
            NOTES TO THE COMBINED FINANCIAL STATEMENTS - (CONCLUDED)
                             (DOLLARS IN THOUSANDS)

NOTE 7 - FINANCIAL INSTRUMENTS

FAIR VALUE OF FINANCIAL INSTRUMENTS

           The fair values of cash and cash equivalents, receivables and payables approximate their carrying values due to the short-term nature of the instruments.

NOTE 8 - GEOGRAPHIC INFORMATION


                                                                                                      IDENTIFIABLE
                                 TOTAL REVENUES                    OPERATING PROFIT                      ASSETS
                         ------------------------------    --------------------------------      ---------------------
                           1996        1997      1998        1996       1997         1998          1997         1998
                         --------    --------  --------    --------   --------     --------      --------     --------
United States (1)...     $230,489    $220,525  $191,884    $ 57,927   $ 50,847     $ 32,403      $167,192     $156,784
Foreign (2).........      111,117     106,052    93,296      19,997     17,434        8,646        94,983       91,930
Elimination (3).....      (42,661)    (36,877)  (23,711)         --         --           --            --           --
                         --------    --------  --------    --------   --------     --------     ---------     --------
                         $298,945    $289,700  $261,469    $ 77,924   $ 68,281     $ 41,049      $262,175     $248,714
                         ========    ========  ========    ========   ========     ========     =========     ========


(1) Total revenues include export sales of $66,467, $74,032 and $60,710 for the years ended December 31, 1996, 1997 and 1998, respectively.

(2)   Principally Canada.

(3) Sales between geographic areas are recorded at prices comparable to market prices charged to third-party customers and are eliminated in consolidation.

                                                                         Annex B

                 INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS
                             NOMA INDUSTRIES LIMITED

                                                                                                      Page
                                                                                                      ----
Auditors' Report....................................................................................  B-2
Consolidated Balance Sheets as at December 31, 1997 and 1998........................................  B-3
Consolidated Statements of Earnings for each of the years in the three year period ended December 31, 1998..........................................................................  B-4
Consolidated Statements of Retained Earnings (Deficit) for each of the years in the three year period ended December 31, 1998...................................................................  B-5
Consolidated Statement of Changes in Financial Position for each of the years in the three year period ended December 31, 1998........................................................  B-6
Notes to Consolidated Financial Statements..........................................................  B-7-26

Auditors' Report

To the Board of Directors of
Noma Industries Limited

           We have audited the consolidated balance sheets of Noma Industries Limited as at December 31, 1998 and 1997 and the consolidated statements of earnings, retained earnings (deficit) and changes in financial position for each of the years in the three year period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

           We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

           In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for each of the years in the three year period ended December 31, 1998 in accordance with generally accepted accounting principles.

           Canadian generally accepted accounting principles differ in some respects from those applicable in the United States of America (Note 17).



Deloitte & Touche LLP
Chartered Accountants

Toronto, Ontario
February 19, 1999 (except for Note 17 which is as of March 12, 1999)

                             NOMA INDUSTRIES LIMITED
                           Consolidated Balance Sheets
                           December 31, 1997 and 1998
                         (Thousands of Canadian dollars)

                                                                    1997           1998
                                                                 ---------      ---------
ASSETS

CURRENT
   Cash........................................................  $  15,310      $   9,115
   Accounts receivable (Note 3)................................     11,388         21,544
   Inventories.................................................     32,478         39,790
   Sundry assets...............................................      9,544          6,274
   Assets of discontinued operations (Note 4)..................     33,381            919
                                                                 ---------      ---------
                                                                   102,101         77,642
FIXED ASSETS (Note 5)..........................................     53,065         56,419
GOODWILL AND OTHER ASSETS (Note 6).............................     28,458         27,296
NOTES RECEIVABLE (Note 4)......................................      4,950          6,050
ASSETS OF DISCONTINUED OPERATIONS (Note 4).....................      9,696          2,237
FUTURE INCOME TAXES (Note 11)..................................      1,956          3,330
                                                                 ---------      ---------
                                                                 $ 200,226      $ 172,974
                                                                 =========      =========

LIABILITIES

CURRENT
   Accounts payable and accrued liabilities....................  $  46,287      $  39,472
   Current portion of long-term debt (Note 8)..................      1,200          1,265
   Liabilities of discontinued operations (Note 4).............     25,628          3,113
                                                                 ---------      ---------
                                                                    73,115         43,850
LONG-TERM DEBT (Note 8)........................................     36,044         11,752
FUTURE INCOME TAXES (Note 11)..................................      3,810          3,185
                                                                 ---------      ---------
                                                                   112,969         58,787
                                                                 ---------      ---------
SHAREHOLDERS' EQUITY

CAPITAL STOCK (Note 9).........................................     88,158         91,833
RETAINED EARNINGS (DEFICIT)....................................     (1,271)        22,213
UNREALIZED FOREIGN EXCHANGE ADJUSTMENT.........................        370            141
                                                                 ---------      ---------
                                                                    87,257        114,187
                                                                 ---------      ---------
                                                                 $ 200,226      $ 172,974
                                                                 =========      =========

                             NOMA INDUSTRIES LIMITED
                       Consolidated Statements of Earnings
                  Years ended December 31, 1996, 1997 and 1998
            (Thousands of Canadian dollars except for per share data)

                                                             1996             1997             1998
                                                         ------------     ------------     ------------
SALES ...............................................    $    333,781     $    360,259     $    398,421
                                                         ------------     ------------     ------------

COSTS AND EXPENSES
   Cost of sales, selling and administrative
      expenses.......................................         293,041          312,834          344,379
   Depreciation and amortization (Note 10) ..........           5,900            6,910            8,055
   Special charge (Note 8) ..........................              --               --            6,082
   Interest expense .................................           2,944            4,114            3,514
                                                         ------------     ------------     ------------
                                                              301,885          323,858          362,030
                                                         ------------     ------------     ------------
EARNINGS BEFORE INCOME TAXES AND
   DISCONTINUED OPERATIONS ..........................          31,896           36,401           36,391
INCOME TAXES (Note 11) ..............................          12,761           12,896           11,900
                                                         ------------     ------------     ------------
EARNINGS FROM CONTINUING OPERATIONS .................          19,135           23,505           24,491
LOSS FROM DISCONTINUED OPERATIONS (Note 4) ..........         (64,601)          (1,532)          (1,007)
                                                         ------------     ------------     ------------
NET EARNINGS (LOSS) .................................    $    (45,466)    $     21,973     $     23,484
                                                         ============     ============     ============

EARNINGS PER SHARE - CONTINUING OPERATIONS
   Class A ..........................................    $       0.56     $       0.69     $       0.71
   Class B ..........................................    $       0.56     $       0.69     $       0.71
                                                         ------------     ------------     ------------

EARNINGS (LOSS) PER SHARE
   Class A ..........................................    $      (1.33)    $       0.64     $       0.68
   Class B ..........................................    $      (1.33)    $       0.64     $       0.68
                                                         ------------     ------------     ------------

AVERAGE NUMBER OF SHARES OUTSTANDING
   Class A ..........................................      28,034,272       28,104,118       28,618,259
   Class B ..........................................       6,265,708        6,203,800        6,068,000
                                                         ------------     ------------     ------------

             Consolidated Statements of Retained Earnings (Deficit)
                  Years ended December 31, 1996, 1997 and 1998
                         (Thousands of Canadian dollars)

                                                 1996             1997            1998
                                               ---------        ---------       --------
BALANCE AT BEGINNING OF YEAR................   $  27,328        $ (22,223)      $ (1,271)
NET EARNINGS (LOSS).........................     (45,466)          21,973         23,484
                                               ---------        ---------       --------
                                                 (18,138)            (250)        22,213
DIVIDENDS...................................       4,085            1,021             --
                                               ---------        ---------       --------
BALANCE AT END OF YEAR......................   $ (22,223)       $  (1,271)      $ 22,213
                                               =========        =========       ========

                             NOMA INDUSTRIES LIMITED
            Consolidated Statements of Changes in Financial Position
                  Years ended December 31, 1996, 1997 and 1998
                         (Thousands of Canadian dollars)

                                                         1996         1997         1998
                                                       --------     --------     --------
CASH PROVIDED BY (USED FOR)

OPERATING
   Earnings from continuing operations ..............  $ 19,135     $ 23,505     $ 24,491
   Non-cash items
     Depreciation and amortization ..................     5,900        6,910        8,055
     Future income taxes ............................        87          157       (1,999)
     Net change in non-cash working capital items
       Accounts receivable ..........................     6,108       (3,306)      (2,220)
       Inventories ..................................    (1,375)      (4,295)      (7,312)
       Sundry assets ................................    (1,726)      (3,369)       3,270
       Accounts payable and accrued liabilities .....      (173)       8,481       (6,815)
                                                       --------     --------     --------
   Cash provided by operating activities ............    27,956       28,083       17,470
                                                       --------     --------     --------

INVESTING
   Purchase of fixed assets, net of disposal ........    (8,010)     (19,889)      (8,361)
   Secured notes receivable .........................        --       (4,950)      (1,100)
   Other, net .......................................    (2,407)      (2,740)      (1,252)
                                                       --------     --------     --------
   Cash used for investing activities ...............   (10,417)     (27,579)     (10,713)
                                                       --------     --------     --------

FINANCING
   Repayment of long-term debt ......................    (7,504)     (10,950)     (25,800)
   Sale (repurchase) of accounts receivable .........    21,208        1,658       (7,936)
   Redemption of subsidiary's shares ................   (12,600)          --           --
   Issuance of long-term debt .......................        --       11,444          710
   Dividends paid ...................................    (4,085)      (1,021)          --
   Issuance of capital stock ........................        40          134        3,675
                                                       --------     --------     --------
   Cash provided by (used for) financing activities..    (2,941)       1,265      (29,351)
                                                       --------     --------     --------
(DECREASE) INCREASE IN CASH FROM
   CONTINUING OPERATIONS ............................    14,598        1,769      (22,594)

CASH PROVIDED BY DISCONTINUED OPERATIONS ............     1,938       11,073       16,399
                                                       --------     --------     --------

CASH (USED) PROVIDED IN THE YEAR ....................    16,536       12,842       (6,195)

CASH (BANK INDEBTEDNESS) AT BEGINNING OF
   YEAR .............................................   (14,068)       2,468       15,310
                                                       --------     --------     --------
CASH AT END OF YEAR .................................  $  2,468     $ 15,310     $  9,115
                                                       ========     ========     ========

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

1.   SIGNIFICANT ACCOUNTING POLICIES

     Generally accepted accounting principles

          These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are presented in Canadian dollars.

     Principles of consolidation

          These consolidated financial statements include the accounts of the Company and all of its subsidiary companies.

     Inventories

          Inventories are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

     Depreciation and amortization

          (i) Fixed assets are recorded at cost net of related investment tax credits and depreciated on a straight-line basis at rates which are intended to extinguish the cost of these assets over their estimated useful lives as follows:

                Buildings                      2.5% per annum
                Machinery and equipment         10% per annum
                Data processing equipment       25% per annum
                Moulds, dies and tooling        25% per annum

          Leasehold improvements are amortized over five years or the remaining life of the respective leases, whichever is the shorter period.

          (ii) Patent costs and trademarks are amortized on a straight-line basis over a period of seventeen and ten years, respectively.

          (iii) Goodwill is amortized on a straight-line basis over forty years. The balance is reviewed on an annual basis and in the event of a permanent impairment to goodwill, such as material change in the business practices or significant operating losses, the Company would record a reduction in the unamortized portion of goodwill.

          (iv) Deferred finance charges are amortized on a straight-line basis over the life of the related debt.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

     Unrealized foreign exchange

          The accounts of the Company's self-sustaining foreign operations are translated into Canadian dollars using the current rate method. Assets and liabilities are translated at the year-end exchange rate and revenues and expenses are translated at average exchange rates. Gains and losses arising from the translation of the financial statements of the foreign operations are deferred in an "Unrealized Foreign Exchange Adjustment" account in shareholders' equity.

     Income taxes

          Effective January 1, 1998, the Company adopted the liability method of tax allocation for accounting for income taxes as provided for in the new recommendations of The Canadian Institute of Chartered Accountants. Under the liability method of tax allocation, future tax assets and liabilities are based on temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are anticipated to be in effect when the differences are expected to reverse.

     Management's estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.   ADOPTION OF NEW ACCOUNTING STANDARDS

     Income taxes

          Effective January 1, 1998, the Company implemented the recommendations of CICA Handbook Section 3465, "Income Taxes". There is no material impact on the financial statements resulting from this change either in the current year or in the prior years. (See Note 11)

     Segment disclosures

          Effective December 31, 1998, the Company adopted the recommendations of CICA Handbook Section 1701, "Segment Disclosures". The basis for segmentation is based on the management approach which reflects the manner in which management organizes the segments within the enterprise for making operating decisions and assessing performance. This Section requires the Company to disclose certain information about operating segments, about their products and services, the geographic areas in which they operate, and their major customers. The prior years' segment information has been restated to conform with the requirements of this Section. (See Note 14)

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

3.   ACCOUNTS RECEIVABLE

          In 1996, the Company, and certain of its subsidiaries, sold an interest in a designated pool of accounts receivable to an independent trust (the "Trust"). As these accounts receivable are collected, they are replaced by new receivables or the cash proceeds are repaid to the Trust. No gain or loss has been recognized on these sales. As at December 31, 1998, the accounts receivable sold under this agreement totalled $19,089,000 (1997 - $38,875,000). This agreement expires in 2001 and may be terminated by the Company at any time. Under conditions of default, the Trust may also terminate the agreement.

4.   DISCONTINUED OPERATIONS

          During the year, the Company disposed of the businesses included in its Consumer Electrical group for proceeds of $21,456,000. These proceeds, which approximated book value, included cash of $20,356,000 and a secured note receivable of $1,100,000. In late 1996, the Company adopted a plan of disposition for the businesses included in its Christmas Products group, which plan was substantially carried out during 1997 and fully completed in 1998.

           The results of the discontinued operations are as follows:

               (Tabular amounts in thousands of Canadian dollars)

                                                                           1996         1997          1998
                                                                        ---------     ---------     --------
Revenue ............................................................    $ 194,798     $ 129,222     $ 25,692
                                                                        =========     =========     ========

Loss from discontinued operations
   Before interest and income taxes ................................    $  21,334     $   1,818     $  2,012
   Allocated interest expense ......................................        4,522           612          276
   Provision for income taxes recoverable ..........................       (7,255)         (898)      (1,281)
   Provision for estimated loss on discontinuance of the Christmas
     Products Group, including estimated costs and operating
     losses to projected dates of discontinuance (net of a provision
     for income taxes recoverable of $541,000) .....................       46,000            --           --
                                                                        ---------     ---------     --------
Loss from discontinued operations, net of income tax recovery ......    $  64,601     $   1,532     $  1,007
                                                                        =========     =========     ========

Assets and liabilities of discontinued operations
   Current assets ..................................................    $  62,298     $  33,381     $    919
   Non-current assets ..............................................       15,527         9,696        2,237
                                                                        ---------     ---------     --------
                                                                        $  77,825     $  43,077     $  3,156
                                                                        =========     =========     ========
   Current liabilities .............................................    $  47,771     $  25,628     $  3,113
                                                                        =========     =========     ========

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

          In 1998, a note receivable of $1,100,000 secured by all of the assets of the purchaser pursuant to a General Security Agreement arose on the sale of the Consumer Electrical businesses. This note bears interest at 8% per annum and is repayable $400,000 on December 9, 2000 and $700,000 on June 9, 2001.

          In 1997, a note receivable of $4,950,000 secured by all of the assets of the purchaser pursuant to a General Security Agreement arose on the sale of the Canadian Christmas business. This note bears interest at 9% per annum and is repayable in three equal annual payments, commencing February 15, 2000.

5.   FIXED ASSETS

               (Tabular amounts in thousands of Canadian dollars)

                                                   1997                       1998
                                           -----------------------   -------------------------
                                                      Accumulated                 Accumulated
                                             Cost     Depreciation      Cost      Depreciation
                                           --------   ------------   ---------    ------------
Buildings................................  $ 18,128     $  5,192     $  19,602     $  5,728
Machinery and equipment..................    66,706       31,276        75,539       38,070
Leasehold improvements...................     2,590        1,401         2,470        1,142
Moulds, dies and tooling.................     1,680        1,050         2,240        1,386
Land.....................................     2,880           --         2,894           --
                                           --------     --------     ---------     --------
                                           $ 91,984     $ 38,919     $ 102,745     $ 46,326
                                           --------     --------     ---------     --------
Net book value...........................        $ 53,065                   $ 56,419
                                                 ========                   ========

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

6.   GOODWILL AND OTHER ASSETS

               (Tabular amounts in thousands of Canadian dollars)

                                                                             1997           1998
                                                                          ---------       --------
Goodwill................................................................  $  26,472       $ 25,725
Long-term portion of leases receivable..................................        832            718
Deferred finance and other charges......................................        873            610
Patents and trademarks..................................................        281            243
                                                                           --------       --------
                                                                           $ 28,458       $ 27,296
                                                                           ========       ========


          Goodwill has a cost of $29,875,000 (1997 - $29,875,000) and is net of accumulated amortization of $4,150,000 (1997 - $3,403,000).

          Leases receivable bear interest at 8% per annum.

7.   CREDIT FACILITY

          The Company has an operating credit facility of $45,000,000 secured by inventory, accounts receivable of United States subsidiaries and a floating charge on the assets of the Company and its Canadian subsidiaries. In addition, the Company has a credit facility of $5,000,000 to finance expansion. This additional facility is secured by a fixed and floating charge on the assets of the Company and its Canadian subsidiaries which is subordinate to the lenders of the operating credit facility and to the interest of the Trust which has acquired the accounts receivable as described in Note 3.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

8.   LONG-TERM DEBT

               (Tabular amounts in thousands of Canadian dollars)

                                                                              1997         1998
                                                                            --------     --------
Industrial Development Revenue Bond
   $8,000,000 U.S., due on April 1, 2012, bearing interest
   at U.S. variable rates, secured by a charge on real
   property..............................................................   $ 11,444     $ 12,265
Texas Capital Fund
   $489,583 U.S., non-interest bearing, repayable in
   monthly instalments of $2,083 U.S. until August 1,
   2018, secured by a charge on real property............................         --          752
Series B 10.9% Sinking Fund Debentures
   secured by a floating charge on the assets of the
   Company and certain of its Canadian subsidiaries and
   due December 31, 2009.................................................     25,800           --
                                                                            --------     --------
                                                                              37,244       13,017
Less current portion.....................................................      1,200        1,265
                                                                            --------     --------
                                                                            $ 36,044     $ 11,752
                                                                            ========     ========

          The principal payments required in the next five years are:

                1999                  $ 1,265
                2000                    1,265
                2001                    1,418
                2002                    1,265
                2003                    1,265

          Pursuant to a directors' resolution in 1997, the Company has been authorized to issue $50,000,000 of Series C Sinking Fund Debentures, none of which have been issued.

          During 1998, the Series B Sinking Fund Debentures were redeemed for cash consideration of $30,682,000. The resulting premium on redemption including transaction costs was charged to 1998 earnings.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

9.   CAPITAL STOCK

                                CLASS A                    CLASS B
                                Shares                     Shares
                          (Number - Unlimited)       (Number - Unlimited)              Total
                         ----------------------    -----------------------     ----------------------
                                      Thousands                  Thousands                  Thousands
                                         of                         of                         of
                           Shares     Canadian       Shares      Canadian        Shares     Canadian
                           Issued      dollars       Issued       dollars        Issued      dollars
                         ----------    -------     ---------     ---------     ----------    -------
December 31, 1995
   Outstanding ........  27,676,210    $87,184     6,614,770     $     800     34,290,980    $87,984
Employee purchase and
   option programmes...       9,000         40            --            --          9,000         40
Conversion ............     410,500         50      (410,500)          (50)            --         --
                         ----------    -------     ---------     ---------     ----------    -------
December 31, 1996
   Outstanding ........  28,095,710    $87,274     6,204,270     $     750     34,299,980    $88,024
Employee purchase and
   option programmes...      29,250        134            --            --         29,250        134
Conversion ............       1,420         --        (1,420)           --             --         --
                         ----------    -------     ---------     ---------     ----------    -------
December 31, 1997
   Outstanding ........  28,126,380     87,408     6,202,850           750     34,329,230     88,158
Employee purchase and
   option programmes...     211,950        975            --                      211,950        975
Conversion ............     235,500         27      (235,500)          (27)            --         --
Exercise of warrants...     450,000      2,700            --                      450,000      2,700
                         ----------    -------     ---------     ---------     ----------    -------
December 31, 1998
   Outstanding ........  29,023,830    $91,110     5,967,350     $     723     34,991,180    $91,833
                         ==========    =======     =========     =========     ==========    =======

          A. First and second preference shares with an unlimited authorized number, may be issued in series in amounts and with such rights, privileges, restrictions and conditions attaching thereto as determined by the Board of Directors at the time of issuance. No preference shares were outstanding at the end of 1998 and 1997.

          B. The Class A shares are non-voting and entitled to a preferential non-cumulative quarterly dividend of one-eighth cent per share, thereafter dividends are paid equally on both Class A and Class B shares. The Class B shares are convertible to Class A shares on a one to one basis.

          C. The Company has reserved 3,000,000 Class A non-voting shares for incentive stock option plans and options have been granted under the plans for 1,509,150 shares for cash at prices between $3.35 and $8.40. The options expire from 1999 to 2003.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

          D. In 1994, the Company issued 450,000 warrants to purchase Class A non-voting shares for $6.00 per share. In 1998, these warrants were exercised.

          E. Fully-diluted earnings per share are as follows:

                                                                     1996           1997           1998
                                                                    -------        ------         ------
Earnings per share - continuing operations
   Class A.......................................................   $  0.54        $ 0.66         $ 0.69
   Class B.......................................................   $  0.54        $ 0.66         $ 0.68
                                                                    =======        ======         ======
Earnings (loss) per share
   Class A.......................................................   $ (1.33)       $ 0.62         $ 0.66
   Class B.......................................................   $ (1.33)       $ 0.62         $ 0.65
                                                                    =======        ======         ======


10.  DEPRECIATION AND AMORTIZATION

               (Tabular amounts in thousands of Canadian dollars)

                                                                     1996           1997           1998
                                                                    -------        ------         ------
Depreciation.....................................................   $ 4,803       $ 5,530        $ 6,672
Amortization of:
   Goodwill......................................................       716           748            748
   Leasehold improvements........................................       142           241            304
   Deferred finance and other charges............................       207           346            286
   Patents and trademarks........................................        32            45             45
                                                                    -------       -------         -------
                                                                    $ 5,900       $ 6,910         $ 8,055
                                                                    =======       =======         =======

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

11.  INCOME TAXES

               (Tabular amounts in thousands of Canadian dollars)

          The components of the provision for income taxes are as follows:

                                                                     1996           1997           1998
                                                                    -------        ------         ------
Current income tax expense on income before discontinued
   operations....................................................  $ 12,674       $ 12,739      $ 13,899
Future income tax (benefit) expense on income before
   discontinued operations.......................................        87            157        (1,999)
                                                                   --------       --------      --------
                                                                     12,761         12,896        11,900
Income tax benefit related to discontinued operations............    (7,796)          (898)       (1,281)
                                                                   --------       --------      --------
                                                                   $  4,965       $ 11,998      $ 10,619
                                                                   ========       ========      ========

          The components of the future tax asset (liability) classified by the source of temporary differences and carryforwards that gave rise to the asset (liability) are as follows:

                                                                                    1997           1998
                                                                                   ------         ------
Future income tax assets:
   Reserves....................................................................  $  1,109        $  1,668
   Tax loss carryforwards......................................................       509             629
   Other.......................................................................       338           1,033
                                                                                 --------        --------
                                                                                    1,956           3,330
Future income tax liability:
   Plant, equipment and intangibles............................................    (3,810)         (3,185)
                                                                                 --------        --------
                                                                                 $ (1,854)       $    145
                                                                                 ========        ========

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

          The provision for income taxes reported differs from the amount computed by applying the Canadian statutory rate to income before taxes for the following reasons:

                                                                     1996           1997           1998
                                                                    -------        ------         ------
Income taxes on earnings from continuing operations at
   44.6% (1997 - 44.6%; 1996 - 44.6%)............................  $ 14,232       $ 16,242       $ 16,238
                                                                   --------       --------       --------
Less:
   Manufacturing and processing allowance........................     1,540          2,548          2,308
   Loss carryforwards............................................        --             --          2,845
   Foreign rate differential.....................................       911            300            389
   Other.........................................................      (980)           498         (1,204)
                                                                   --------       --------       --------
                                                                      1,471          3,346          4,338
                                                                   --------       --------       --------
                                                                   $ 12,761       $ 12,896       $ 11,900
                                                                   ========       ========       ========

          The Company has approximately U.S. $63,000,000 of income tax losses available in the United States to reduce future years' taxable income which have not been recognized in these financial statements. These losses expire beginning in 2004.

12.  FINANCIAL INSTRUMENTS

     Foreign exchange risk

          The Company enters into forward exchange contracts, in U.S. dollars, to hedge net cash flow on purchases and sales. The Company believes that its exposure to credit, liquidity and cash flow risks for the contracts is minimal. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

          As the current replacement cost of these outstanding financial instruments is not carried on the consolidated balance sheets, unrealized gains or losses are not recognized on changes in current replacement values.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

          Further information on outstanding financial instruments is as follows:

               (Tabular amounts in thousands of Canadian dollars)

                                           Notional Amounts
                                              Maturing in              1997         1998
                                         ----------------------     ---------     ---------
                                         Less than      1 to 5
                                           1 Year        Years        Total         Total
                                          --------     --------     ---------     ---------
Forward exchange contracts............... $ 56,368     $ 97,364     $ 128,247     $ 153,732
                                          ========     ========     =========     =========

          As at December 31, 1998, the Company has forward exchange contracts of $104,500,000 (1997 - $90,500,000) in U.S. currency.

     Current credit exposure

                                                                       1997         1998
                                                                    ---------     ---------
Forward exchange contracts......................................    $     700     $    4,489
                                                                    =========     ==========

          Current credit exposure is limited to the amount of the loss that would be incurred if all of the Company's counterparties were to default at the same time. The exposure shown above is the current replacement value of only those contracts which are in a gain position.

     Fair value of financial instruments

          The estimated fair values of financial instruments as at December 31, 1998 and 1997 are based on relevant market prices and information available at the time. The fair values are not necessarily indicative of the amounts that the Company might receive or incur in actual market transactions. As a significant number of the Company's assets and liabilities, including inventory, fixed assets and goodwill, do not meet the definition of financial instruments, the fair value estimates do not reflect the fair value of the Company as a whole.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

          The carrying value of financial assets and liabilities approximate fair value with the following exceptions:

               (Tabular amounts in thousands of Canadian dollars)

                                                                  1997                            1998
                                                     ------------------------------   --------------------------
                                                        Carrying          Fair          Carrying         Fair
                                                         Amount           Value          Amount          Value
                                                     ------------    --------------   ------------    ----------
Financial assets
   Off balance sheet financial instruments..........    $     --        $     --        $     --       $ 2,299
Financial liabilities
   Long-term debt
     Texas Capital Fund.............................          --              --             751           389
     Series B Sinking Fund Debentures...............      25,800          31,644              --            --

          The fair value of long-term debt was estimated based on discounted cash flows, using current market interest rates and the Company's credit rating. The Industrial Development Revenue Bond is subject to U.S. variable rates, which therefore reflect rates currently available for debt with similar risk and maturities. Accordingly, the fair value of the debt is not materially different from the recorded value.

          Off balance sheet financial instruments include forward exchange contracts. The foreign exchange instruments were valued based on the differential between contract rates and year end forward rates.

     Concentration of credit risk

          Accounts receivable are from customers primarily in North America. Significant individual customers, including those in the securitization agreement, are generally less than ten percent of the outstanding balance at any time during the year and at year end no individual customer exceeded ten percent.

     Interest rate risk

          The Company is subject to interest rate risk on its floating rate Industrial Development Revenue Bond.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

13.  COMMITMENTS AND CONTINGENCIES

          A. The Company is obligated under the conditions of operating leases for facilities and equipment with annual rentals as follows:

        (Tabular amounts in thousands of Canadian dollars)

          1999.................................  $ 1,816
          2000.................................    1,058
          2001.................................      614
          2002.................................      447
          2003.................................      451
          Thereafter...........................    1,038
                                                 -------
                                                 $ 5,424
                                                 =======

          B. The Company has outstanding letters of credit of $12,407,000 (1997
- $4,127,000), and forward currency purchase and sale contracts of $153,732,000 (1997 - $128,247,000) to hedge future U.S. dollar cash flows.

          C. The Company and certain of its subsidiaries are party to a number of legal proceedings. The Company believes that each such proceeding constitutes routine matters incident to the business conducted by the Company and its subsidiaries, and that the ultimate disposition of these matters will not have a material adverse effect on its consolidated earnings, cash flow and/or financial position.

14.  SEGMENTED INFORMATION

          The Company and its subsidiaries conduct business in primarily two business segments: Wire and Cable and Electrical Assemblies.

     Wire and cable

          The Company's Wire and Cable segment manufactures single and multi-conductor wire and cable for industrial, commercial and residential construction and original equipment manufacturer applications.

     Electrical assemblies

          The Company's Electrical Assemblies segment manufactures wiring harnesses, power cords, ignition cables, insert and overmolded parts, electromechanical assemblies, engine block heaters and electrical switches for motor vehicle industries and their aftermarkets as well as wiring harnesses and power cords for appliance, electronic and office equipment manufacturers.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

          The Company evaluates performance and allocates resources based on contributions before interest and income taxes. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are recorded at cost plus a margin factor and are eliminated upon consolidation.

          The Company's reportable segments are strategic business units. They are managed separately because of the nature of the business activities of each segment. Each segment offers different products and services and requires different technology and marketing strategies.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

14.  SEGMENTED INFORMATION - (Continued)

                (Tabular amounts in thousands of Canadian Dollars)

                                                    Wire and Cable                        Electrical Assemblies
                                        -------------------------------------     -------------------------------------
                                           1996          1997          1998          1996          1997          1998
                                        ---------     ---------     ---------     ---------     ---------     ---------
Sales to outside customers...........   $  83,737     $  90,737     $  99,167     $ 250,044     $ 269,522     $ 299,254

Inter-segment sales..................      24,223        24,283        17,553            --            --            --
                                        ---------     ---------     ---------     ---------     ---------     ---------
Total sales..........................   $ 107,960     $ 115,020     $ 116,720     $ 250,044     $ 269,522     $ 299,254
                                        =========     =========     =========     =========     =========     =========
Contribution before the undernoted...   $   8,353     $   9,033     $   7,373     $  26,487     $  31,482     $  38,614
                                        =========     =========     =========     =========     =========     =========
Series B Debenture redemption
   premium...........................

Interest expense.....................

Income taxes.........................

Earnings from continuing operations..

Loss from discontinued operations....

Net earnings (loss)..................

Assets identified with continuing
   operations........................   $  21,113     $  32,265     $  42,931     $  80,719     $  91,694     $  98,937
Assets of discontinued operations....          --            --            --            --            --            --
                                        ---------     ---------     ---------     ---------     ---------     ---------
Total assets.........................   $  21,113     $  32,265     $  42,931     $  80,719     $  91,694     $  98,937
                                        =========     =========     =========     =========     =========     =========
Fixed asset expenditures, net........   $   1,212     $  10,528     $   4,289     $   6,845     $   9,330     $   3,878
                                        =========     =========     =========     =========     =========     =========
Depreciation and amortization........   $   2,204     $   2,255     $   2,853     $   3,696     $   4,655     $   5,202
                                        =========     =========     =========     =========     =========     =========

                                                        Other                                  Consolidated
                                        -------------------------------------     -------------------------------------
                                           1996          1997          1998          1996          1997          1998
                                        ---------     ---------     ---------     ---------     ---------     ---------
Sales to outside customers...........                                             $ 333,781     $ 360,259     $ 398,421
                                                                                  =========     =========     =========
Inter-segment sales..................

Total sales..........................

Contribution before the undernoted...                                             $  34,840     $  40,515     $  45,987
                                                                                  =========     =========     =========
Series B Debenture redemption
   premium...........................   $     --      $      --     $   6,082     $      --     $      --     $   6,082

Interest expense.....................      2,944          4,114         3,514         2,944         4,114         3,514

Income taxes.........................     12,761         12,896        11,900        12,761        12,896        11,900
                                        --------      ---------     ---------     ---------     ---------     ---------
                                          15,705         17,010        21,496        15,705        17,010        21,496
                                        --------      ---------     ---------     ---------     ---------     ---------
Earnings from continuing operations..         --             --            --        19,135        23,505        24,491

Loss from discontinued operations....    (64,601)        (1,532)       (1,007)      (64,601)       (1,532)       (1,007)
                                        --------      ---------     ---------     ---------     ---------     ---------
Net earnings (loss)..................                                             $ (45,466)    $  21,973     $  23,484
                                                                                  =========     =========     =========
Assets identified with continuing
   operations........................   $  10,766     $  33,190     $  27,950     $ 112,598     $  157,149    $ 169,818

Assets of discontinued operations....      77,825        43,077         3,156        77,825         43,077        3,156
                                        ---------     ---------     ---------     ---------     ----------    ---------
Total assets.........................   $  88,591     $  76,267     $  31,106     $ 190,423     $  200,226    $ 172,974
                                        =========     =========     =========     =========     ==========    =========
Fixed asset expenditures, net........   $     (47)    $      31     $     194     $   8,010     $   19,889    $   8,361
                                        =========     =========     =========     =========     ==========    =========
Depreciation and amortization........   $      --     $      --     $      --     $   5,900     $    6,910    $   8,055
                                        =========     =========     =========     =========     ==========    =========

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

     Geographic segments

               (Tabular amounts in thousands of Canadian dollars)

Sales to outside customers attributed to:

                                                  1996          1997           1998
                                               ---------     ---------      --------
Canada........................................ $ 118,307     $ 119,003     $ 127,367
United States.................................   214,070       235,222       253,537
Europe........................................     1,187         4,258         6,664
Other foreign countries.......................       217         1,776        10,853
                                               ---------     ---------      --------
Total sales................................... $ 333,781     $ 360,259      $398,421
                                               =========     =========      ========

Capital assets and intangibles located in:

                                                  1996          1997           1998
                                               ---------     ---------      --------
Canada........................................ $  53,298     $  52,840      $ 53,280
United States.................................     8,738        22,029        23,560
Mexico........................................     3,199         4,668         5,304
                                               ---------      --------      --------
Total capital assets and intangibles.......... $  65,235      $ 79,537      $ 82,144
                                               =========      ========      ========

          Sales to outside customers are attributed to countries based on location of customer. Capital assets and intangibles are based on the geographic location of the subsidiary.

     Information about major customers

          Revenue in 1998 from one customer of the Company's electrical assemblies segment represented approximately $96,680,000 (1997 - $86,550,000; 1996 - $77,757,000) of the Company's total revenues.

15.  YEAR 2000 ISSUE

          The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

16.  COMPARATIVE FIGURES

          Certain of the 1997 comparative figures have been restated to conform with current year's presentation.

17.  RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

          The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"), which conform in all material respects with United States generally accepted accounting principles ("U.S. GAAP"), except as described below:

          A. The Company has forward exchange contracts to sell U.S. dollars at varying rates, which are accounted for as hedges under CDN GAAP. Under U.S. GAAP, these contracts are not considered hedges, and gains and losses are determined at the reporting date and recorded in net income for the period.

          B. Under CDN GAAP, losses realized on the early redemption of long-term debt are included in earnings from operations. Under U.S. GAAP, the premium on redemption of the Series B Sinking Fund Debentures is considered an extraordinary item which is recorded net of tax.

          C. Accounts receivable in the accompanying balance sheets and statements of changes in financial position are net of cash received on the sale of certain receivables. Under U.S. GAAP, these transfers would not be treated as sales. Accordingly, as at December 31, 1998, accounts receivable from continuing operations and short-term indebtedness would increase by $19,089,000. As at December 31, 1997, accounts receivable from continuing operations, assets of discontinued operations and short-term indebtedness would increase by $27,025,000, $11,850,000 and $38,875,000, respectively.
     In addition, accounts receivable used in operating activities would decrease by $7,936,000 in 1998, increase by $1,658,000 in 1997 and increase by $21,208,000 in 1996 and cash provided by financing activities increase by $7,936,000 in 1998, decrease by $1,658,000 in 1997 and decrease by $21,208,000 in 1996.

          D. The following additional disclosures are required in the financial statements under U.S. GAAP: Interest paid during the years ended December 31, 1998, 1997 and 1996 was $3,790,000, $4,726,000 and $7,466,000,
     respectively. Allowances for doubtful accounts on accounts receivable as at December 31, 1998 and 1997 are $644,000 and $669,000, respectively. Accrued liabilities and other non-trade payables included in accounts payable and accrued liabilities are $27,801,000 and $27,662,000, respectively. Foreign exchange gains (losses) for the years ended December 31, 1998, 1997 and 1996 are $728,000, ($809,000) and $801,000, respectively.

          E. In June 1997, the Financial Accounting Standards Board issued SFAS No.130, Reporting Comprehensive Income. For the Company's 1998 fiscal year comprehensive income was insignificant.

          F. In June 1998, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities was issued and is effective for fiscal years beginning after June 15, 1999. SFAS No. 133 requires the recognition of all derivatives in the consolidated balance sheet as either assets or liabilities measured at fair

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

     value. The Company will adopt SFAS No. 133 effective for the 2000 calendar year end. The Company has not yet determined the impact SFAS No. 133 will have on its financial position and results of operations when such statement is adopted.

          G. The following table reconciles net income for the year as reported in the consolidated statements of earnings to what would have been reported had the financial statements been prepared in accordance with U.S. GAAP as described above.

            (thousands of Canadian dollars, except per share amounts)

                                                              1996              1997              1998
                                                            ---------         --------          --------
Net earnings (loss) for year (CDN GAAP)..................   $ (45,466)        $ 21,973          $ 23,484
Foreign currency contracts (A)...........................         905           (2,971)            2,603
Premium on redemption of long-term debt (B)..............          --               --             6,082
Income tax impact of the above adjustments...............        (326)           1,070            (3,126)
                                                            ---------         --------          --------
Earnings (loss) before extraordinary item................     (44,887)          20,072            29,043
Extraordinary item - premium on redemption of long-
   term debt (net of taxes) (B)..........................          --               --             3,892
                                                            ---------         --------          --------
Net earnings (loss) in conformity with U.S. GAAP.........   $ (44,887)        $ 20,072          $ 25,151
                                                            =========         ========          ========

Basic earnings per share are as follows:

                                                                       1996           1997           1998
                                                                      -------        -------       -------
Earnings per share from continuing operations
   Class A.........................................................   $  0.57        $  0.63       $  0.86
   Class B.........................................................   $  0.57        $  0.62       $  0.86
                                                                      =======        =======       =======
Earnings (loss) per share - discontinued operations
   Class A........................................................    $ (1.88)       $ (0.04)      $ (0.03)
   Class B.........................................................   $ (1.88)       $ (0.04)      $ (0.03)
                                                                      =======        =======       =======
Earnings (loss) per share - extraordinary item (net of taxes)
   Class A.........................................................   $    --        $    --       $ (0.11)
   Class B.........................................................   $    --        $    --       $ (0.11)
                                                                      =======        =======       =======
Earnings (loss) per share
   Class A.........................................................   $ (1.31)       $  0.59       $  0.72
   Class B.........................................................   $ (1.31)       $  0.58       $  0.72
                                                                      =======        =======       =======

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

Diluted earnings per share are as follows:

                                                                       1996           1997           1998
                                                                      -------        -------       -------
Earnings per share from continuing operations
   Class A.........................................................   $  0.57        $  0.62       $  0.85
   Class B.........................................................   $  0.57        $  0.62       $  0.85
                                                                      =======        ======        =======
Earnings (loss) per share - discontinued operations
   Class A.........................................................   $ (1.88)       $ (0.04)      $ (0.03)
   Class B.........................................................   $ (1.88)       $ (0.04)      $ (0.03)
                                                                      =======        ======        =======
Earnings (loss) per share - extraordinary item (net of taxes)
   Class A.........................................................   $    --        $    --       $ (0.11)
   Class B.........................................................   $    --        $    --       $ (0.11)
                                                                      =======        ======        =======
Earnings (loss) per share
   Class A.........................................................   $ (1.31)       $ 0.58        $  0.71
   Class B.........................................................   $ (1.31)       $ 0.58        $  0.71
                                                                      =======        ======        =======

          Earnings per Class A and Class B shares are determined using the weighted average number of shares outstanding during the period. Diluted earnings per Class A and Class B shares reflect the dilutive effects of the Class A share options and warrants outstanding at the end of the period.

          The components of the denominators used for basic earnings per share and diluted earnings per share are reconciled as follows:

                                                              1996          1997          1998
                                                           ----------    ----------    ----------
Basic earnings per share:
      Class A - weighted average shares outstanding .....  28,034,272    28,104,118    28,618,259
      Class B - weighted average shares outstanding .....   6,265,708     6,203,800     6,068,000
                                                           ----------    ----------    ----------
      Weighted average common shares outstanding ........  34,299,980    34,307,918    34,686,259
                                                           ==========    ==========    ==========

Diluted earnings per share:
      Class A - weighted shares outstanding .............  28,034,272    28,104,118    28,618,259
      Options and warrants ..............................      12,357       100,470       481,684
                                                           ----------    ----------    ----------
      Class A - weighted average common and
         common equivalent shares outstanding ...........  28,046,629    28,204,588    29,099,943
                                                           ----------    ----------    ----------

      Class B - weighted average shares outstanding .....   6,285,708     6,203,800     6,068,000
                                                           ----------    ----------    ----------
      Weighted average common and common
        equivalent shares outstanding ...................  34,332,337    34,408,388    35,167,943
                                                           ==========    ==========    ==========

                             NOMA INDUSTRIES LIMITED
                   Notes to Consolidated Financial Statements
                        December 31, 1996, 1997 and 1998

          H. The following table indicates the items in the balance sheet that would be affected had the financial statements been prepared in accordance with U.S. GAAP.

               (Tabular amounts in thousands of Canadian dollars)

                                                    1997         1998
                                                  --------     --------
Accounts receivable.............................  $ 38,413     $ 40,633
Sundry assets...................................     9,765        8,801
Assets of discontinued operations...............    45,231          919
Goodwill and other assets.......................    28,970       29,625
Future income tax asset - short-term............       154           --
Future income tax asset - long-term.............     1,956        3,330

Short-term indebtedness.........................    38,875       19,089
Accounts payable................................    18,625       11,671
Accrued liabilities.............................    28,313       29,334
Future income tax liability - short-term........        --          358
Future income tax liability - long-term.........     3,987        3,787
Long-term liabilities...........................        19          657
Retained earnings (deficit).....................    (1,271)      23,880

                          STATEMENT OF DIFFERENCES
                          ------------------------

The section symbol shall be expressed as ............................. 'SS'

                                                                        ANNEX II

                     INDEX TO FINANCIAL STATEMENT SCHEDULES

Schedule II -- Valuation and Qualifying Accounts

           Schedules required by Article 12 of Regulation S-X, other than those listed above, are omitted because of the absence of the conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

                         THE GENERAL CHEMICAL GROUP INC.
                      (To be GenTek Inc. after the Spinoff)

                                   Schedule II
                        Valuation and Qualifying Accounts

                                             Balance at     Additions
                                            Beginning of     Charged      Deductions       Balance at
                                               Period       to Income    from Reserves    End of Period
                                            -----------     ---------    -------------    -------------
                                                                 (In thousands)
<
Year ended December 31, 1996
    Allowance for doubtful accounts.......    $ 3,652        $    55       $  (288)         $ 3,419
Year ended December 31, 1997
    Allowance for doubtful accounts.......    $ 3,419        $   134       $     -          $ 3,553
Year ended December 31, 1998
    Allowance for doubtful accounts.......    $ 3,553        $   584       $  (411)         $ 3,726

                                             Balance at     Additions
                                            Beginning of     Charged      Deductions       Balance at
                                               Period       to Income    from Reserves    End of Period
                                            -----------     ---------    -------------    -------------
                                                                 (In thousands)
Year ended December 31, 1996
    Environmental Liabilities.............    $16,628        $ 6,771        $(7,080)        $16,319
Year ended December 31, 1997
    Environmental Liabilities.............    $16,319        $ 5,546        $(5,621)        $16,244
Year ended December 31, 1998
    Environmental Liabilities.............    $16,244        $10,674        $(6,802)        $20,116

                        THE INDUSTRIAL CHEMICALS BUSINESS
                        VALUATION AND QUALIFYING ACCOUNTS

                                                                                Translation
                                          Balance at   Additions    Deductions   Adjustment    Balance
                                          Beginning     Charged        from        During     at End of
                                          of Period    to Income     Reserves      Period       Period
                                          ----------   ---------    ----------  -----------   ---------
                                                                 (In thousands)
Year ended December 31, 1996
    Allowance for doubtful accounts......  $ 2,022      $ 119        $ (193)      $  --       $ 1,948
Year ended December 31, 1997
    Allowance for doubtful accounts......  $ 1,948      $ 756        $    8       $ (23)      $ 2,689
Year ended December 31, 1998
    Allowance for doubtful accounts......  $ 2,689      $   3        $   --       $ (34)      $ 2,658

                                  Exhibit Index

Exhibit
No.          Description                                                            Page No.
-------      -----------                                                            --------
2.01         Separation Agreement among The General Chemical Group Inc., GenTek Inc.,
             General Chemical Industrial Products Inc. and General Chemical           Filed herewith
             Corporation............................................................  electronically
3.01         Amended and Restated Certificate of Incorporation of GenTek              Filed herewith
             Inc....................................................................  electronically
3.02         Amended and Restated Bylaws of GenTek Inc..............................  Filed herewith electronically
10.01        GenTek Inc. Restricted Unit Plan for Non-Employee Directors............  Filed herewith electronically
10.02        GenTek Inc. Retirement Plan for Non-Employee Directors.................  Filed herewith electronically
10.03        GenTek Inc. Performance Plan...........................................  Filed herewith electronically
10.04        GenTek Inc. Long-Term Incentive Plan...................................  Filed herewith electronically
10.05        Employee Benefits Agreement among The General Chemical Group Inc.,
             General Chemical Industrial Products Inc. and General Chemical           Filed herewith
             Corporation............................................................  electronically
10.06        Tax Sharing Agreement between GenTek Inc. and The General                Filed herewith
             Chemical Group Inc.....................................................  electronically
10.07        Intellectual Property Agreement among General Chemical Corporation,
             The General Chemical Group Inc., GenTek Inc. and General Chemical        Filed herewith
             Industrial Products Inc................................................  electronically
10.08        Management Agreement between GenTek Inc. and Latona Associates           Filed herewith
             Inc....................................................................  electronically
10.09        Registration Rights Agreement between Paul M. Montrone and the General
             Chemical Group Inc., as assumed by GenTek Inc. with respect to           Filed herewith
             Common Stock of GenTek Inc.............................................  electronically
21.01        Subsidiaries of GenTek Inc.............................................  Filed herewith electronically
27.01        Financial Data Schedule................................................  Filed herewith electronically